05008376

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Metabolic Pharmaceuticals Limited

*CURRENT ADDRESS Level 3, 509 St. Kilda Road
Melbourne, Victoria 3004
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 27 2005
THOMSON
FINANCIAL

FILE NO. 82- 34880 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EB

DATE: 5/26/05

CORPORATIONS LAW

CONSTITUTION

of

METABOLIC PHARMACEUTICALS LIMITED

'Company Limited by Shares - The liability of the members is limited'

I hereby certify that this is a true and correct copy of the Constitution of Metabolic Pharmaceuticals Limited.

SHANE MICHAEL SCANLON
525 Collins St, Melbourne
A current Practitioner within the meaning of the Legal Practice Act 1996

MINTER ELLISON
Lawyers
Rialto Towers
525 Collins Street
MELBOURNE VIC 3000

DX 204 Melbourne
Telephone (03) 9229 2000
Facsimile (03) 9229 2666
Reference 1161399

CORPORATIONS LAW

CONSTITUTION

of

METABOLIC PHARMACEUTICALS LIMITED

'Company Limited by Shares - The liability of the members is limited'

MINTER ELLISON
Lawyers
Rialto Towers
525 Collins Street
MELBOURNE VIC 3000

DX 204 Melbourne
Telephone (03) 9229 2000
Facsimile (03) 9229 2666
Reference 1161399

TABLE OF CONTENTS

CORPORATIONS LAW

COMPANY LIMITED BY SHARES

CONSTITUTION

OF

METABOLIC PHARMACEUTICALS LIMITED

PRELIMINARY

1. Definitions and interpretation

1.1 In this Constitution:

'**Alternate Director**' means a person appointed as an alternate director under **clause 68**;

'**Auditor**' means the Company's auditor;

'**ASX**' means Australian Stock Exchange Limited;

'**Business Day**' has the same meaning as in the Listing Rules;

'**chairperson**' means the person appointed to chair:

(a) Directors' meetings pursuant to **clause 70**;or

(b) general meetings pursuant to **clause 35**;

'**Company**' means Metabolic Pharmaceuticals Limited;

'**Constitution**' means the constitution of the Company as amended from time to time;

'**Director**' means a person appointed to and acting in the position of a director of the Company;

'**Directors**' means all or some of the Directors acting as a board;

'**dividend**' includes bonus;

'**Exchange**' means Australian Stock Exchange Limited or the Company's Home Branch, as the context requires, and includes any body corporate succeeding to all or most of the powers, functions and duties of Australian Stock Exchange Limited;

'**Executive Director**' means a person appointed or holding office as an executive director under **clause 75.1**;

'**Home Branch**' has the same meaning as in the Listing Rules;

'**Listing Rules**' means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the Official List of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

'**Managing Director**' means a Director appointed as managing director under **clause 75.1**;

'**Marketable Parcel**' has the same meaning as in the SCH business rules;

'**Member**' means a person entered for the time being in the Register as the holder of Shares;

'**Non-Executive Director**' means a Director who is not an Executive Director;

'**Non-Marketable Parcel**' means a parcel of securities which is less than a Marketable Parcel;

'**Offeror**' means an offeror under a Proportional Takeover Scheme;

'**Office**' means the Company's registered office;

'**Proportional Takeover Resolution**' means a resolution to approve the relevant proportional takeover scheme to be voted on in accordance with **clause 23**;

'**Proportional Takeover Scheme**' has the same meaning as in Chapter 6 of the *Corporations Law* where the Company is the target company;

'**Register**' means the register of Members of the Company;

'**Registered Address**' means the last known address of a Member as noted in the Register;

'**Relevant Day**' in relation to a Proportional Takeover Scheme means the day that is the fourteenth day before the last day of the period during which offers made under the relevant Proportional Takeover Scheme remain open;

'**Representative**' means a person authorised by a Member to act as its representative under **clause 52.1**;

'**Restricted Securities**' has the same meaning as in the Listing Rules;

'**SCH business rules**' means the business rules of the Securities Clearing House;

'**Seal**' means the Company's common seal (if any);

'**Secretary**' means any person appointed by the Directors to perform any of the duties of a secretary of the Company;

'**Securities Clearing House**' has the same meaning as in the *Corporations Law*;

'**Shares**' means shares in the share capital of the Company; and

'Uncertificated Holding' means a holding of Shares which is not held on any certificated subregister maintained by or on behalf of the Company.

1.2 In this Constitution, unless the contrary intention appears:

(a) the singular includes the plural and vice versa and words importing a gender include other genders;

(b) words importing natural persons include corporations;

(c) words and expressions defined in the *Corporations Law* have the same meaning in this Constitution;

(d) headings are for ease of reference only and do not affect the construction of this Constitution; and

(e) a reference to the *Corporations Law* is a reference to the *Corporations Law* as modified or amended from time to time.

1.3 Unless the contrary intention appears in this Constitution, an expression in a clause has the same meaning as in a provision of the *Corporations Law* which deals with the same matter as the clause.

1.4 To the extent permitted by law, the replaceable rules contained in the *Corporations Law* do not apply to the Company.

SHARES

2. Rights

Subject to this Constitution and to the terms of issue of Shares, all Shares attract the right:

(a) to receive notice of and to attend and vote at all general meetings of the Company;

(b) to receive dividends;

(c) in a winding up to participate equally in the distribution of the assets of the Company (both capital and surplus), subject only to any amounts unpaid on Shares.

3. Issue of Shares

3.1 Subject to the *Corporations Law*, the Listing Rules and this Constitution, the Directors may issue or dispose of Shares to persons:

(a) on terms determined by the Directors;

(b) at the issue price that the Directors determine; and

(c) at the time that the Directors determine.

3.2 The Directors' power under **clause 3.1** includes the power to:

(a) grant options to have Shares issued;

(b) issue Shares:

(i) with any preferential, deferred or special rights, privileges or conditions;

(ii) with any restrictions in regard to dividend, voting, return of capital or otherwise; or

(iii) which are liable to be redeemed.

4. Commission and brokerage

4.1 The Directors may exercise the power conferred by the *Corporations Law* to pay brokerage or commission to a person in respect of that person or another person agreeing to take up Shares.

4.2 Payments in accordance with this clause may be made in cash, by the issue of Shares, or the issue of debentures, or by a combination of any of those methods.

5. Trusts not recognised

5.1 Except as required by law, the Company will not recognise any person as holding a Share on trust and the Company will not be bound to recognise any equitable, contingent, future or partial interest or any other right in respect of a Share except the registered holder's absolute right of ownership.

5.2 This **clause 5** applies even if the Company has notice of the relevant trust, interest or right.

6. Joint holders

6.1 If two or more persons are registered as the holders of a Share, they are taken to hold the Share as joint tenants with benefit of survivorship and the person whose name appears first on the Register is the only joint holder entitled to receive notices from the Company.

6.2 Any one of the joint holders of a Share may give an effective receipt for any dividend or return of capital payable to the joint holders.

7. Share certificates

7.1 The Directors may in their absolute discretion issue a certificate to a Member for all Shares registered in its name. Members have no right, however, to receive a certificate for Shares.

7.2 Any certificate for Shares must be issued and despatched in accordance with the *Corporations Law* and the Listing Rules.

7.3 The Company may elect in accordance with the Listing Rules and SCH business rules not to maintain a certificated subregister and that any class of Shares may only be held as Uncertificated Holdings.

7.4 The Directors may order worn out or defaced certificates to be cancelled and, if necessary, replaced by new certificates.

8. Variation of class rights

8.1 The rights attached to any class of Shares may, unless their terms of issue state otherwise, be varied or cancelled:

(a) with the written consent of the holders of 75% of the Shares of the class; or

(b) by a special resolution passed at a separate general meeting of the holders of Shares of the class.

8.2 The provisions of this Constitution relating to general meetings apply, with necessary changes, to separate class meetings as if they were general meetings except that:

(a) a quorum is two persons holding or representing by proxy at least one-third of the Shares of the class or, if there is one holder of Shares in a class, that person; and

(b) any holder of Shares of the class present in person or by proxy may demand a poll.

8.3 The rights conferred on the holders of Shares which are not ordinary Shares and which have preferential or other special rights will, unless otherwise expressly provided by their respective terms of issue, be taken to be varied or abrogated by:

(a) the issue of more Shares; or

(b) the conversion of securities to new securities,

which rank equally with or in priority to those Shares.

9. Non-Marketable Parcels

9.1 (a) If at any time the number of Shares registered in the name of a Member is less than a Marketable Parcel and those Shares are held on a certificated subregister or an issuer sponsored subregister ('**Eligible Member**'), the Directors may cause a written notice ('**Notice**') to be despatched to the Eligible Member, requiring the Eligible Member to advise the Company by a specified date ('**Relevant Date**') whether the Eligible Member elects that the provisions of this clause are not to apply to the Shares.

(b) The Relevant Date must be not less than six weeks after the date of service of the Notice.

9.2 (a) At least four weeks before the Notice being despatched the Directors may cause a notice to be despatched to each Member who holds an Uncertificated Holding which is less than a Marketable Parcel, advising each of those Members of the Directors' intention to invoke the procedure provided for in this **clause 9** ('**Procedure**').

(b) That notice must state that if the Member wishes to have its holding sold in accordance with the Procedure it will be necessary for that Member to effect or arrange for conversion of its holding to the certificated subregister before a specified date, being the date on which the Directors intend to invoke the Procedure.

9.3 At the time the Procedure is invoked a Notice must be despatched to each and every Eligible Member.

9.4 The Notice must state that the Shares referred to in the Notice will be liable to be sold unless, by the Relevant Date:

(a) the Member advises the Company that the provisions of this clause are not to apply to the Shares; or

(b) the Member's holding is no longer on the certificated subregister.

9.5 Every Eligible Member on which a Notice has been served may by notice in writing to the Company and delivered to the Office before the Relevant Date require the Company not to sell that Member's Shares in accordance with this clause in which event no sale of that Member's Shares will take place.

9.6 If the Eligible Member does not advise the Company by the Relevant Date that the provisions of this clause are not to apply to the Shares referred to in the Notice, any of those Shares which are held on the certificated subregister as at the Relevant Date may be sold by the Company.

9.7 Any Shares which may be sold pursuant to this clause may be sold on the terms, in the manner and at the time determined by the Directors and for the purposes of a sale pursuant to this clause each Eligible Member:

(a) appoints the Company the Eligible Member's agent for sale;

(b) authorises the Company to effect on the Eligible Member's behalf a transfer of the Shares sold;

(c) appoints the Company and its Directors jointly and severally as the Eligible Member's attorneys in the Eligible Member's name and on the Eligible Member's behalf to execute any instrument or take any other steps as they or any of them may consider appropriate to transfer the Shares sold.

9.8 The title of the transferee to Shares acquired pursuant to this clause is not affected by any irregularity or invalidity in connection with the sale of Shares to the transferee.

9.9 (a) The proceeds of any sale of Shares pursuant to this clause less any unpaid calls and interest ('**Sale Consideration**') will be paid to the relevant Member or as that Member may direct.

(b) The Sale Consideration received by the Company in respect of all Shares sold pursuant to this clause will be paid into a bank account opened and maintained by the Company for the purposes of this clause.

(c) The Company will hold the Sale Consideration in trust for the Member whose Shares are sold pursuant to this clause and will forthwith notify the Member in writing that the Sale Consideration in respect of the Member's Shares has been received by the Company and is being held by the Company pending instructions from the Member as to how it is to be dealt with. Unless the Member has waived any entitlement it may have to a share certificate or certificates, the Member's instructions, to be effective, must be accompanied by the share certificate or certificates to which the Sale Consideration relates or, if the certificate or certificates has or have been lost or destroyed, by a statement and undertaking pursuant to subsection 1089(2) of the *Corporations Law*.

9.10 Subject to the *Corporations Law*, the Company or the purchaser will bear all costs, including brokerage and stamp duty, associated with the sale of any Shares pursuant to this clause.

9.11 The Procedure may only be invoked once in any 12 month period after its adoption or renewal.

9.12 If the Procedure has been invoked and there is an announcement of a takeover offer or takeover announcement for Shares, no more sales of Shares may be made pursuant to this **clause 9** until after the close of the offers made under the takeover offer or takeover announcement. The Procedure may then be invoked again.

CALLS

10. General

10.1 Subject to the terms on which partly paid Shares are issued, the Directors may make calls on the holders of the Shares for any money unpaid on them.

10.2 A call is made when the resolution of the Directors authorising it is passed. The Directors may require it to be paid by instalments, and may revoke the call after it has been made.

10.3 The Company must comply with the Listing Rules in relation to the dispatch and content of notices to Members on whom a call is made.

10.4 A Member to whom notice of a call is given in accordance with this **clause 10** must pay to the Company the amount called in accordance with the notice.

10.5 Failure to send a notice of a call to any Member or the non-receipt of a notice by any Member does not invalidate the call.

10.6 Joint holders of Shares are jointly and severally liable to pay all calls in respect of their Shares.

11. *Instalments and amounts which become payable*

11.1 If:

(a) the Directors require a call to be paid by instalments; or

(b) an amount becomes payable by the terms of issue of Shares on allotment, or at a time or in circumstances specified in the terms of issue,

then:

(c) the amount is payable as if it were a call made by the Directors and as if they had given notice of it; and

(d) the consequences of late payment or non-payment of the amount are the same as the consequences of late payment or non-payment of a call.

12. Interest and expenses

If an amount called is not paid on or before the due date, the person liable to pay the amount must also pay:

(a) interest on the amount from the due date to the time of actual payment at a rate determined by the Directors (not exceeding 20% per annum); and

(b) all expenses incurred by the Company as a consequence of the non-payment,

but the Directors may waive payment of the interest and expenses in whole or in part.

13. Recovery of amounts due

On the hearing of any action for the recovery of money due for any call, proof that:

(a) the name of the person sued was, when the call was made, entered in the Register as a holder or the holder of Shares in respect of which the call was made;

(b) the resolution making the call is duly recorded in the Directors' minute book; and

(c) notice of the call was given to the person sued,

will be conclusive evidence of the debt.

14. Differentiation

The Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

15. Payment of calls in advance

15.1 The Directors may accept from a Member the whole or part of the amount unpaid on a Share before the amount accepted has been called.

15.2 The Company may:

(a) pay interest on any amount accepted, until the amount is payable under a call and at a rate (not exceeding 20% per annum) agreed between the Member and the Directors; and

(b) subject to any contract between the Company and the Member, repay all or any of the amount accepted in excess of the amount called on the Share.

15.3 Payment of an amount in advance of a call does not entitle the paying Member to any dividend, benefit or advantage, other than the payment of interest under this **clause 15**, to which the Member would not have been entitled if it had paid the amount when it became due.

LIEN AND FORFEITURE

16. Lien

16.1 To the extent permitted by the Listing Rules, the Company has a first and paramount lien on every partly paid Share and dividends payable in respect of the Share for all money:

(a) due and unpaid to the Company at a fixed time, in respect of the Share;

(b) presently payable by a holder or the holder of the Share, or the holder's estate, to the Company in respect of the Share; or

(c) which the Company is required by law to pay (and has paid) in respect of the Share.

16.2 The lien extends to reasonable interest and expenses incurred because the amount is not paid.

16.3 If any law for the time being of any country purports to impose an immediate or contingent liability upon the Company to make any payment or authorises a taxing authority or Government official to require the Company to make payment in respect of Shares or dividends or other moneys accruing due to the Member who holds the Shares:

(a) the Member indemnifies the Company in respect of any such payment or liability;

(b) subject to the Listing Rules, the Company:

(i) has a lien on the Shares and dividends and other moneys payable in respect of the Shares, whether the Shares are held by the Member solely or jointly with another person, in respect of any payment made or liability incurred by the Company, together with reasonable expenses and interest on any payment made by the Company at a rate to be fixed by the Directors not exceeding 20% per annum from the date of payment by the Company to the date of repayment by the Member;

(ii) may set off amounts so paid by the Company against amounts payable by the Company to the Member as dividends or otherwise;

(iii) may recover as a debt due from the Member or its legal personal representative the amount of all payments made by the Company together with reasonable expenses and interest at the rate and for the period referred to in **clause 16.3(b)(i)**.

16.4 The Company may do all things which the Directors think necessary or appropriate to do under the SCH business rules and the Listing Rules to enforce or protect the Company's lien.

16.5 Unless the Directors determine otherwise, the registration of a transfer of a Share operates as a waiver of the Company's lien on the Share.

16.6 The Directors may declare a Share to be wholly or partly exempt from a lien.

17. Lien sale

If:

(a) the Company has a lien on a Share for money presently payable; and

(b) the Company has given the Member who holds the Share written notice demanding payment of the money,

then 14 or more days after giving the notice, the Directors may, if the Listing Rules permit, sell the Share in any manner determined by them.

18. Forfeiture notice

18.1 The Directors may at any time after a call or instalment becomes payable and remains unpaid by a Member, serve a notice on the Member requiring the Member to pay:

(a) the unpaid amount;

(b) any interest that has accrued; and

(c) all expenses incurred by the Company as a consequence of the non-payment.

18.2 The notice under **clause 18.1** must:

(a) specify a day (not earlier than 14 days after the date of the notice) on or before which the payment required by the notice must be made; and

(b) state that if a Member does not comply with the notice, the Shares in respect of which the call was made or instalment is payable will be liable to be forfeited.

19. Forfeiture

19.1 If a Member does not comply with a notice served under **clause 18**, then any or all of the Shares in respect of which the notice was given may be forfeited pursuant to a resolution of the Directors.

19.2 Unpaid dividends in respect of forfeited Shares will also be forfeited.

19.3 On forfeiture, Shares become the property of the Company and forfeited Shares must be:

(a) disposed of, or cancelled on terms determined by the Directors; or

(b) offered by public auction in accordance with any requirements of the Listing Rules.

19.4 The Directors may, at any time before a forfeited Share is sold, disposed of or cancelled, annul the forfeiture of the Share on conditions determined by them.

19.5 Promptly after a Share has been forfeited:

(a) notice of the forfeiture must be given to the Member in whose name the Share was registered immediately before its forfeiture; and

(b) the forfeiture and its date must be noted in the Register.

20. Liability of former Member

20.1 The interest of a person who held Shares which are forfeited is extinguished but the former Member remains liable to pay:

(a) all money (including interest and expenses) that was payable by the Member to the Company at the date of forfeiture in respect of the forfeited Shares; and

(b) interest from the date of forfeiture until payment at a rate determined by the Directors (not exceeding 20% per annum).

20.2 A former Member's liability to the Company ceases if and when the Company receives payment in full of all money (including interest and expenses) payable by the person in respect of the Shares. The liability may only be released or waived in accordance with the Listing Rules.

21. Disposal of forfeited Shares

21.1 The Company may:

(a) receive the consideration (if any) given for a forfeited Share on any sale or disposition of the Share; and

(b) effect a transfer of the Share in favour of a person to whom the Share is sold or disposed of.

21.2 The purchaser of the Share:

(a) is not bound to check the regularity of the sale or the application of the purchase price;

(b) obtains title to the Share despite any irregularity in the sale; and

(c) will not be subject to complaint or remedy by the former holder of the Share in respect of the purchase.

21.3 A statement signed by a Director and the Secretary that the Share has been regularly forfeited and sold or reissued, or regularly sold without forfeiture to enforce a lien, is conclusive evidence of the matters stated as against all persons claiming to be entitled to the Share.

21.4 The net proceeds of any sale made to enforce a lien or on forfeiture must be applied by the Company in the following order:

(a) in payment of the costs of the sale;

(b) in payment of all amounts secured by the lien or all money that was payable in respect of the forfeited Share; and

(c) in payment of any surplus to the former Member whose Share was sold.

TRANSFER OF SHARES

22. General

22.1 Subject to this Constitution, a Member may transfer Shares held by that Member.

22.2 Subject to **clause 22.3**, Shares may be transferred by:

(a) a written transfer instrument in any usual or common form; or

(b) any other form approved by the Directors.

22.3 (a) The Company may participate in any computerised or electronic system for market settlement, securities transfer and registration conducted in accordance with the *Corporations Law*, the Listing Rules and the SCH business rules.

(b) If the Company participates in a system of the kind described in **clause 22.3(a)**, then despite any other provision of this Constitution:

(i) Shares may be transferred, and transfers may be registered, in any manner required or permitted by the Listing Rules or the SCH business rules applying in relation to the system;

(ii) the Company must comply with and give effect to those rules; and

(iii) the Company may, in accordance with those rules, decline to issue certificates for holdings of Shares.

22.4 A written transfer instrument must be:

(a) executed by the transferor or (where the *Corporations Law* permits) stamped by the transferor's broker;

(b) unless the Directors decide otherwise in the case of a fully paid Share, executed by the transferee or (where the *Corporations Law* permits) stamped by the transferee's broker; and

(c) in the case of a transfer of partly paid Shares, endorsed or accompanied by an instrument executed by the transferee or by the transferee's broker to the effect that the transferee agrees to accept the Shares subject to the terms and conditions on which the transferor held them, to become a Member and to be bound by the Constitution.

Subject to the *Corporations Law*, the written transfer instrument may comprise two documents.

22.5 Except in the case of a proper SCH transfer:

(a) a transferor of Shares remains the holder of the Shares transferred until the transfer is registered and the name of the transferee is entered in the Register in respect of the Shares;

(b) a transfer of Shares does not pass the right to any unpaid dividends or dividends declared on the Shares until registration.

23. Proportional Takeover Scheme

23.1 The registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under a Proportional Takeover Scheme is prohibited unless and until a Proportional Takeover Resolution is passed.

23.2 A person (other than the Offeror or a person associated with the Offeror) who, as at the end of the day on which the first offer under the Proportional Takeover Scheme was made, held Shares of the class which are the subject of the Proportional Takeover Scheme:

(a) may vote on a Proportional Takeover Resolution; and

(b) has one vote for each of the Shares.

23.3 Where offers have been made under a Proportional Takeover Scheme, the Directors must ensure that a Proportional Takeover Resolution is voted on at a meeting of the persons described in **clause 23.2** before the Relevant Day.

23.4 A Proportional Takeover Resolution is passed if more than one-half of the votes cast on the resolution are cast in favour of the resolution, and otherwise is taken to have been rejected.

23.5 The provisions of this Constitution that apply in relation to a general meeting of the Company apply, with any modifications that circumstances require, in relation to a meeting that is convened under this **clause 23** as if the meeting was a general meeting of the Company.

23.6 Where a Proportional Takeover Resolution is voted on in accordance with this **clause 23** before the Relevant Day the Company must, on or before the Relevant Day:

(a) give to the Offeror; and

(b) serve on the Exchange,

a notice in writing stating that the Proportional Takeover Resolution has been voted on and that it has been passed, or has been rejected, as the case requires.

23.7 If at the end of the day before the Relevant Day no Proportional Takeover Resolution has been voted on in accordance with this clause, a resolution to approve the Proportional Takeover Scheme will, for the purposes of this **clause 23**, be taken to have been passed in accordance with this **clause 23**.

23.8 This **clause 23** will cease to have effect three years after the date of its adoption or its last renewal.

24. Transfer procedure

24.1 For a transfer of Shares that is not a SCH-regulated transfer:

(a) the written transfer instrument must be left at the Office or another place acceptable to the Company;

(b) the instrument must be accompanied by a certificate for the Shares dealt with in the transfer where a certificate has been issued, unless the Directors waive production of the certificate on receiving satisfactory evidence of the loss or destruction of the certificate; and

(c) the Directors may require other evidence of the transferor's right to transfer the Shares.

24.2 For a transfer of a Shares that is a SCH-regulated transfer a Share transfer must be effected in accordance with the applicable Listing Rules and SCH business rules.

25. Right to refuse registration

25.1 The Directors may in their absolute discretion refuse to register any transfer of Shares or other securities in any circumstances permitted by the Listing Rules.

25.2 The Directors must:

(a) refuse to register any transfer of Shares or other securities which are Restricted Securities during the escrow period except as permitted by the Listing Rules or the Exchange; and

(b) refuse to register any transfer where the Company is, or the Directors are, required to do so by the Listing Rules.

25.3 Despite **clauses 25.1** and **25.2**, the Company must not refuse or fail to register or give effect to, or delay or in any way interfere with, a proper SCH transfer of Shares or other securities.

25.4 If a person has lodged a transfer which the Directors have refused to register, the Company must, within five Business Days after the date of lodgment, give to the lodging person written notice of the refusal and the reasons for it.

TRANSMISSION OF SHARES

26. Title on death

26.1 The legal personal representative of a deceased Member who was the sole holder of Shares is the only person whom the Company will recognise as having any title to the deceased Member's Shares.

26.2 If a deceased Member was a joint holder of Shares, the other joint holder is the only person whom the Company will recognise as having any title to the deceased Member's Shares.

26.3 The estate of the deceased Member will not be released from any liability to the Company in respect of the Shares.

26.4 The Company may register or give effect to a transfer to a transferee who dies before the transfer is registered.

27. Entitlement to transmission

27.1 A person who becomes entitled to a Share in consequence of the death, mental illness or bankruptcy of a Member may, subject to **clause 24** and to producing to the Company evidence of its entitlement which is satisfactory to the Directors, elect to:

(a) be registered as the holder of the Share; or

(b) transfer the Share to some other person nominated by it.

27.2 If the person who has become entitled to a Share:

(a) elects to be registered as the holder, then the person must deliver or send to the Company a written notice of election signed by him or her; or

(b) elects to transfer the Share, then the person must effect a transfer of the Share.

27.3 An election to be registered as a holder of a Share under **clause 27.1(a)** or a transfer of a Share from a Member or deceased Member under this **clause 27** is subject to the same limitations, restrictions and provisions of this Constitution as would apply if the election were a transfer or the transfer were made by the Member or deceased Member himself or herself.

27.4 A person who:

(a) has become entitled to a Share by operation of law; and

(b) has produced evidence of its entitlement which is satisfactory to the Directors,

is entitled to the dividends and other rights of the registered holder of the Share.

27.5 Where two or more persons are jointly entitled to any Share in consequence of the death of the registered holder, they will be considered to be joint holders of the Share.

CHANGES TO SHARE CAPITAL

28. Changes to share capital

28.1 For the purpose of giving effect to any consolidation or subdivision of Shares, the Directors may, subject to the SCH business rules, settle any difficulty which arises in any manner that they think expedient.

28.2 Subject to the *Corporations Law* and the Listing Rules, the Company may reduce its share capital.

POWERS OF ATTORNEY

29. Powers of attorney

29.1 If a Member executes or proposes to execute any document or do any act by or through an attorney which is relevant to the Company or the Member's shareholding in the Company, that Member must deliver the instrument appointing the attorney to the Company for notation.

29.2 The Company may require the Member to lodge a certified copy of the instrument for retention by the Company, and ask for whatever evidence it thinks appropriate that the power of attorney is effective and continues to be in force.

29.3 Any power of attorney granted by a Member will, as between the Company and the Member who granted the power of attorney:

(a) continue in force; and

(b) may be acted on,

unless express notice in writing of its revocation or of the death of the Member who granted it is lodged with the Company.

29.4 Where a Member proposes that an attorney represent the Member at a general meeting or adjourned meeting, the Member must comply with **clause 50.2** of this Constitution.

GENERAL MEETINGS

30. Convening

30.1 A Director may, at any time, convene a general meeting.

30.2 The Directors must convene annual general meetings in accordance with the *Corporations Law*, to be held at times to be determined by the Directors.

30.3 Members may also requisition or convene general meetings in accordance with the procedures for member-initiated meetings set out in the *Corporations Law*.

31. Notice

31.1 Members must be given at least 28 days written notice (exclusive of the day on which the notice is served or taken to be served and of the day for which notice is given) of a general meeting.

31.2 General meetings may be called on less than 28 days notice in accordance with the procedures set out in the *Corporations Law*.

31.3 A notice convening a general meeting must:

(a) specify the place, date and time of the meeting (and if the meeting is to be held in two or more places, the technology that will be used);

(b) state the general nature of the business to be transacted at the meeting;

(c) specify a place and facsimile number and may specify an electronic address for the purposes of proxy appointments;

(d) specify particulars of any determination made under section 1109N of the *Corporations Law*; and

(e) comply with any other requirements of the *Corporations Law*.

32. Business

32.1 The business of an annual general meeting will be to:

(a) consider the annual financial report and reports of the Directors and Auditor required by the *Corporations Law;*

(b) elect directors;

(c) where relevant, appoint and fix the remuneration of the Auditor; and

(d) transact any other business which under this Constitution may be transacted at a general meeting.

32.2 The Chairperson of an annual general meeting must allow a reasonable opportunity for the members as a whole at the meeting to:

(a) ask questions about or make comments on the management of the Company;

(b) ask the Auditor or his or her representative questions relevant to the conduct of the audit and the preparation and contents of the Auditor's report for the Company.

32.3 (a) The Directors may postpone or cancel any general meeting (other than a meeting convened as the result of a requisition under **clause 30.3**) at any time before the day of the meeting.

(b) The Directors must give notice of the postponement or cancellation to all persons entitled to receive notices from the Company.

32.4 An accidental omission to send a notice of a general meeting or the postponement of a general meeting to any Member or the non-receipt of a notice by any Member does not invalidate the proceedings at or any resolution passed at the general meeting.

PROCEEDINGS AT GENERAL MEETINGS

33. Member

In **clauses 34, 35, 38** and **43**, '**Member**' includes a Member present in person or by proxy, attorney or Representative.

34. *Quorum*

34.1 No business may be transacted at a general meeting unless a quorum of Members is present when the meeting proceeds to business.

34.2 A quorum of Members is two Members.

34.3 If a quorum is not present within 20 minutes after the time appointed for a meeting:

(a) the meeting is automatically dissolved if it was convened by or on the requisition of Members; or

(b) in any other case:

(i) it will stand adjourned to the same time and place seven days after the meeting, or to another day, time and place determined by the Directors; and

(ii) if at the adjourned meeting a quorum is not present within 30 minutes after the time appointed for the meeting, the meeting is automatically dissolved.]

35. Chairperson

35.1 The chairperson, or in the chairperson's absence the deputy chairperson, of Directors' meetings will be the chairperson at every general meeting.

35.2 If:

(a) there is no chairperson or deputy chairperson; or

(b) neither the chairperson nor deputy chairperson is present within 15 minutes after the time appointed for holding the meeting; or

(c) the chairperson and deputy chairperson are unwilling to act as chairperson of the meeting,

the Directors present may elect a chairperson.

35.3 If no election is made pursuant to **clause 35.2**, then:

(a) the Members may elect one of the Directors present as chairperson; or

(b) if no Director is present or is willing to take the chair, the Members may elect one of the Members present as chairperson.

35.4 If there is a dispute at a general meeting about a question of procedure, the chairperson may determine the question.

36. General conduct

The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting will be determined by the chairperson, including the procedure for the conduct of the election of Directors.

37. Adjournment

37.1 The chairperson of a meeting at which a quorum is present:

(a) in his or her discretion may adjourn a meeting with the meeting's consent; and

(b) must adjourn a meeting if the meeting directs him or her to do so.

37.2 An adjourned meeting may take place at a different venue from the initial meeting.

37.3 The only business that can be transacted at an adjourned meeting is the unfinished business of the initial meeting.

37.4 If a general meeting has been adjourned for more than 30 days, notice of the adjourned meeting must be given to Members as if it were an original meeting, but otherwise it is not necessary to give notice of an adjourned meeting or the business of the adjourned meeting.

37.5 No poll may be demanded on the question of adjournment of a meeting except by the chairperson.

38. Decisions

38.1 Subject to the *Corporations Law* in relation to special resolutions, a resolution is carried if a majority of the votes cast on the resolution are in favour of the resolution.

38.2 A resolution put to the vote of a meeting is decided on a show of hands unless a poll is demanded by:

(a) the chairperson;

(b) any five Members who have the right to vote on the resolution;

(c) any Member or Members who have the right to vote not less than five percent of all votes held by Members who have the right to vote on the resolution; or

(d) any Member or Members who have the right to vote Shares on which an amount has been paid up or credited as paid up equal to not less than five percent of the total amount paid up or credited as paid up on all Shares conferring the right to vote on the resolution.

38.3 A poll may be demanded:

(a) before a vote on a show of hands takes place;

(b) after a vote on a show of hands takes place but before the declaration of the result of the show of hands; or

(c) immediately after the declaration of the result of a show of hands.

38.4 Unless a poll is demanded:

(a) a declaration by the chairperson that a resolution has been carried, carried by a specified majority, or lost; and

(b) an entry to that effect in the minutes of the meeting,

are conclusive evidence of the fact without proof of the number or proportion of the votes in favour of or against the resolution.

38.5 The demand for a poll may be withdrawn.

38.6 A decision of a general meeting may not be impeached or invalidated on the ground that a person voting at the meeting was not entitled to do so.

39. Taking a poll

39.1 A poll will be taken when and in the manner that the chairperson directs.

39.2 The result of the poll will determine whether the resolution on which the poll was demanded is carried or lost.

39.3 The chairperson may determine any dispute about the admission or rejection of a vote, and such determination, if made in good faith, will be final and conclusive.

39.4 No poll may be demanded on the election of the chairperson.

39.5 A poll demanded on the adjournment of a meeting must be taken immediately.

39.6 After a poll has been demanded at a meeting, the meeting may continue for the transaction of business other than the question on which the poll was demanded.

40. Casting vote of chairperson

The chairperson does not have a casting vote (in addition to the chairperson's votes as a Member, proxy, attorney or Representative) on a show of hands or on a poll.

41. Offensive material

The chairperson may refuse a person admission to, or require the person to leave and not return to, a meeting if the person:

(a) refuses to permit examination of any article in the person's possession; or

(b) is in possession of any:

(i) electronic or recording device;

(ii) placard or banner; or

(iii) other article,

which the chairperson considers to be dangerous, offensive or liable to cause disruption.

42. Auditor's right to be heard

The Auditor may:

(a) attend any general meeting of the Company;

(b) be heard at any general meeting of the Company on any part of the business of the meeting that concerns the Auditor in his or her capacity as auditor, even if:

(i) the Auditor retires at the meeting;

(ii) Members pass a resolution to remove the Auditor from office; and

(c) authorise a person in writing to attend and speak at any general meeting as the Auditor's representative.

VOTES OF MEMBERS

43. Entitlement to vote

43.1 Subject to this Constitution and to any rights or restrictions attaching to any class of Shares:

(a) every Member may vote;

(b) subject to **clause 47.3** and the *Corporations Law*, on a show of hands every Member has one vote;

(c) on a poll every Member has:

(i) for each fully paid Share held by the Member, one vote; and

(ii) for each partly paid Share held by the Member, a fraction of a vote equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) on the Share.

43.2 During a breach of the Listing Rules relating to Shares which are Restricted Securities, or a breach of a restriction agreement, the holder of the relevant Restricted Securities is not entitled to any voting rights in respect of those Restricted Securities.

44. Unpaid calls

A member is entitled to:

(a) vote; or

(b) be counted in a quorum,

only in respect of Shares on which all calls due and payable have been paid.

45. Joint holders

If two or more joint holders purport to vote, the vote of the joint holder whose name appears first in the Register will be accepted, to the exclusion of the other joint holder or holders.

46. Objections and Listing Rules

46.1 An objection to the qualification of a voter may only be raised at the meeting or adjourned meeting at which the voter tendered its vote.

46.2 An objection must be referred to the chairperson of the meeting, whose decision is final.

46.3 Subject to **clause 46.4**, a vote which the chairperson does not disallow pursuant to an objection is valid for all purposes.

46.4 A vote which the Listing Rules require the Company to disregard is not valid.

47. Votes by proxy

47.1 A Member who is entitled to attend and cast a vote at a general meeting of the Company may appoint not more than two other persons as that Member's proxy or proxies to attend and vote at the meeting on that Member's behalf.

47.2 If a Member appoints one proxy, that proxy may, subject to the *Corporations Law*, vote on a show of hands.

47.3 If a Member appoints two proxies neither proxy may vote on a show of hands.

47.4 A proxy may demand or join in demanding a poll.

48. *Instrument appointing proxy*

48.1 A natural person may appoint one or two proxies by a written appointment signed by the appointor or the appointor's attorney.

48.2 A corporation may appoint one or two proxies by a written appointment under the appointor's common seal or signed by a director, secretary or attorney of the appointor.

48.3 A proxy need not be a Member.

48.4 If a Member appoints two proxies, and the appointment does not specify the proportion of the appointor's voting rights to be exercised by each proxy, each proxy may exercise one-half of the appointor's rights. (Fractions of votes will be disregarded.)

48.5 (a) An appointment of a proxy must be in a form approved by the Directors.

(b) **Schedule 1** sets out a form which will be taken to be approved by the Directors unless they resolve to use a different form.

48.6 A proxy may vote or abstain as he or she chooses except to the extent that an appointment of the proxy indicates the manner in which the proxy will vote on any resolution. The proxy must vote or abstain on a poll or show of hands in accordance with any instructions on the appointment.

48.7 A proxy's appointment is valid at an adjourned meeting.

49. Proxy in blank

If an instrument of proxy is signed by the member but does not name the proxy or proxies in whose favour it is given, the chairperson may either act as proxy or complete the instrument of proxy by inserting the name or names of one or more Directors or the Secretary.

50. Lodgment of proxy

50.1 Subject to **clause 50.3**, the written appointment of a proxy must be received by the Company, at least 48 hours (unless otherwise specified in the notice of meeting to which the proxy relates) before:

(a) the time for holding the meeting or adjourned meeting at which the appointee proposes to vote; or

(b) the taking of a poll on which the appointee proposes to vote.

50.2 If the appointment purports to be executed under a power of attorney or other authority, the original document or a notarially certified copy of it must be either:

(a) forwarded with the appointment; or

(b) produced at the meeting or adjourned meeting at which the appointee is authorised to vote.

50.3 An appointment of a proxy and any power of attorney or other authority under which it was executed are received by the Company at:

(a) the Office;

(b) a facsimile number at the Office; or

(c) a place, facsimile number or electronic address specified for that purpose in the notice of meeting.

51. Validity

A vote cast in accordance with an appointment of proxy or power of attorney is valid even if before the vote was cast the appointor:

(a) died;

(b) became of unsound mind;

(c) revoked the proxy or power; or

(d) transferred the Shares in respect of which the vote was cast,

unless any written notification of the death, unsoundness of mind, revocation or transfer was received by the Company before the relevant meeting or adjourned meeting.

52. Representatives of corporations

52.1 Any Member which is a corporation may authorise a natural person to act as its representative as provided by the *Corporations Law*.

52.2 The chairperson of a general meeting may permit a person claiming to be a Representative to exercise his or her powers even if he or she has not produced a certificate evidencing his or her appointment, or may allow the Representative to vote on the condition that he or she subsequently establishes to the satisfaction of the chairperson of the general meeting his or her status as a Representative within a period prescribed by the chairperson of the general meeting.

APPOINTMENT AND REMOVAL OF DIRECTORS

53. Number of Directors

53.1 There will be:

(a) a minimum of three Directors; and

(b) a maximum of 12 Directors.

53.2 The Directors in office as at the date this Constitution is adopted by the Company continue in office subject to this Constitution.

54. Qualification

Neither a Director nor an Alternate Director has to hold any Shares, but a Director (and an Alternate Director when acting as a Director) is entitled to notice of and to attend and speak at every general meeting.

55. Power

55.1 The Company may, subject to the *Corporations Law*, by resolution passed in general meeting:

(a) remove any Director before the end of the Director's term of office; and

(b) appoint another person in the Director's place.

55.2 A person appointed under **clause 55.1(b)** will hold office for the term for which the Director replaced would have held office if the Director had not been removed.

56. Additional and casual Directors

56.1 Subject to **clause 53**, the Directors may appoint any person as a Director to fill a casual vacancy or as an addition to the existing Directors.

56.2 A Director appointed under **clause 56.1** will hold office until the next annual general meeting of the Company when the Director may be re-elected but will not be taken into account in determining the number of Directors who must retire by rotation.

57. Filling vacated office

57.1 If a Director retires at a general meeting, the Company may by ordinary resolution elect a person to fill the vacated office.

57.2 If the vacated office is not filled and the retiring Director has offered himself or herself for re-election, the retiring Director will be considered to have been re-elected unless, at the meeting at which he or she retires:

(a) it is resolved not to fill the vacated office; or

(b) a resolution for the re-election of the Director is put and lost.

58. Retirement by rotation

58.1 Subject to the Listing Rules and **clause 75.7**, at each annual general meeting one-third of the Directors or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the Directors must retire from office.

58.2 (a) The Directors to retire by rotation at an annual general meeting are those Directors who have been longest in office since their last election or appointment.

(b) Directors elected or appointed on the same day may agree among themselves or determine by lot which of them must retire.

58.3 Subject to **clause 75.7**, a Director must retire from office at the conclusion of the third annual general meeting after the Director was last elected, even if his or her retirement results in more than one-third of all Directors retiring from office.

58.4 A retiring Director will be eligible for re-election.

59. Nomination of Director

59.1 A person is not eligible for election as a Director at a general meeting unless:

(a) the person is a Director retiring by rotation who seeks re-election; or

(b) the person is proposed by at least 50 Members; and

(c) the proposing Members or Director leave a notice at the Office which nominates the candidate for the office of Director and includes the written consent of the person nominated.

59.2 A notice given in accordance with **clause 59.1** must be left at the Office not less than 30 Business Days before the relevant general meeting.

60. Vacation of office

60.1 The office of a Director immediately becomes vacant if the Director:

(a) ceases to be a Director by virtue of the *Corporations Law*;

(b) is prohibited by the *Corporations Law* from holding office or continuing as a Director;

(c) is prohibited from holding or is removed from the office of Director by an order made under the *Corporations Law*;

(d) becomes bankrupt or makes any general arrangement or composition with his or her creditors;

(e) becomes of unsound mind or a person whose estate is liable to be dealt with in any way under the law relating to mental health;

(f) resigns from his or her office of Director by notice in writing to the Company;

(g) is removed by a resolution of the Company; or

(h) not being engaged abroad on the business of the Company, is absent from Directors' meetings for three consecutive months without leave of absence from the Directors.

60.2 A Director who holds any executive office in the Company (including the office of Managing Director) ceases to be a Director when he or she ceases to hold the executive office.

60.3 A person ceasing to be a Director by virtue of the provisions of **clause 60.2** will not thereby be rendered ineligible for appointment or election as a Director under any clause other than **clause 75**.

REMUNERATION OF DIRECTORS

61. Remuneration of Non-Executive Directors

61.1 Subject to the Listing Rules, the Directors (other than an Executive Director) may collectively be paid as remuneration for their services a fixed sum not exceeding the aggregate maximum sum from time to time determined by the Company in general meeting.

61.2 The notice convening a general meeting at which it is proposed that Members approve an increase of the aggregate maximum sum must state the amount of the increase and the aggregate maximum sum, and any other matters required by the Listing Rules.

61.3 Subject to the Listing Rules, the aggregate maximum sum will be divided among the Non-Executive Directors in such proportion and manner as the Directors agree and, in default of agreement, equally.

61.4 Non-Executive Directors may not be paid a commission on or a percentage of profits or operating revenue.

61.5 If a Non-Executive Director is required to perform services for the Company which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, the Company may pay the Director a fixed sum determined by the Directors in addition to or instead of the Director's remuneration under **clause 61.1**. No payment may be made under this **clause 61.5** if the effect of the payment would be to exceed the aggregate amount of Directors' remuneration determined by the Company in general meeting.

61.6 The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the Company's business.

61.7 The Company may also pay a premium in respect of a contract insuring a person who is or has been a Non-Executive Director against liability incurred by the person as a Director, except in circumstances prohibited by the *Corporations Law*.

62. Remuneration of Executive Directors

62.1 The remuneration of an Executive Director may from time to time be fixed by the Directors. The remuneration may be by way of salary or commission or participation in profits or by all or any of these modes but may not be by commission on, or a percentage of, operating revenue.

62.2 The Company may pay a premium in respect of a contract insuring a person who is or has been an Executive Director against liability incurred by the person as a Director, except in circumstances prohibited by the *Corporations Law*.

63. Benefit to retiring Directors

63.1 The Directors may:

(a) pay a gratuity, pension or allowance, on retirement or other vacation of office, to or for the benefit of a Director or to his widow or dependants; and

(b) make contributions to any fund and pay any premiums for the purchase or provision of any such gratuity, pension or allowance

in the circumstances provided in, and subject to the approval of Members if so required by, the *Corporations Law*.

63.2 The Directors may enter into a contract or arrangement with a prospective, present or former Director for the payment of benefits or the making of contributions of the kinds referred to in **clause 63.1**.

63.3 The Directors may establish or support or assist in the establishment or support of funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to the Directors.

POWERS AND DUTIES OF DIRECTORS

64. Directors to manage company

64.1 The business of the Company is managed by or under the direction of the Directors who may exercise all powers of the Company that this Constitution, the *Corporations Law* or the Listing Rules do not require to be exercised by the Company in general meeting.

64.2 Without limiting the generality of **clause 64.1**, the Directors may exercise all the powers of the Company to:

(a) borrow money;

(b) charge any property or business of the Company or all or any of its uncalled capital; and

(c) issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

PROCEEDINGS OF DIRECTORS

65. Directors' meetings

65.1 Any director may summon a meeting of the Directors.

65.2 An accidental omission to send a notice of a meeting of Directors to any Director or the non-receipt of such a notice by any Director does not invalidate the proceedings at or any resolution passed at the meeting.

65.3 (a) A Directors' meeting may be held by the Directors communicating with each other by any technological means by which they are able simultaneously to hear each other and to participate in discussion.

(b) The Directors need not all be physically present in the same place for a Directors' meeting to be held.

(c) A Director who participates in a meeting held in accordance with this **clause 65.3** is taken to be present and entitled to vote at the meeting.

(d) A Director can only withdraw his or her consent to the means of communication between Directors proposed for a Directors' meeting if the Director does so at least 48 hours before the meeting.

65.4 **Clause 65.3** applies to meetings of Directors' committees as if all committee members were Directors.

65.5 The Directors may meet together, adjourn and regulate their meetings as they think fit.

65.6 A quorum for meetings of Directors may be fixed by the Directors and unless so fixed, is two.

66. Decisions

66.1 Questions arising at a meeting of Directors are to be decided by a majority of votes of the Directors present and voting.

66.2 The chairperson of a meeting does not have a casting vote in addition to his or her deliberative vote.

66.3 (a) An Alternate Director has one vote for each Director for whom he or she is an alternate.

(b) If the Alternate Director is a Director, he or she also has a vote as a Director.

67. Directors' interests

67.1 A Director who has a material personal interest in a matter that is to be considered at a meeting of Directors must not:

(a) vote on the matter or be present while the matter is being considered at the meeting; and

(b) be counted in the quorum in relation to that matter

if to do so would be contrary to the *Corporations Law*.

67.2 Each Director must disclose to the Company particulars of:

(a) any material contract in which the Director is interested, including the names of the parties to the contract, particulars of the contract, and the Director's interest in the contract, and

(b) any material personal interest in a matter that is being considered at a meeting of the board or of Directors.

67.3 Voting by a Director contrary to this **clause 67**, or failure by a Director to make disclosure under this clause, does not render void or voidable a contract in which the Director has an interest.

67.4 A Director and any firm, body or entity in which a Director has a direct or indirect interest may in any capacity:

(a) enter into any contract or arrangement with the Company;

(b) be appointed to and hold any office or place of profit under the Company, other than the office of auditor; and

(c) act in a professional capacity, other than as auditor, for the Company,

and provided that he or she makes disclosure as required by this **clause 67**, may receive and retain for his or her own benefit any remuneration, profits or benefits as if he or she were not a Director.

68. Alternate Directors

68.1 A Director may, with the approval of the Directors, appoint any person as his or her alternate.

68.2 An Alternate Director is entitled to notice of Directors' meetings while he or she is acting in that capacity and, if the appointor is not present at a meeting, is entitled to attend, be counted in a quorum and vote as a Director.

68.3 An Alternate Director is an officer of the Company and is not an agent of the appointor.

68.4 The provisions of this Constitution which apply to Directors also apply to Alternate Directors, except that Alternate Directors are not entitled in that capacity to any remuneration from the Company.

68.5 (a) The appointment of an Alternate Director may be revoked at any time by the appointor or by the other Directors.

(b) An Alternate Director's appointment ends automatically when his or her appointor ceases to be a Director.

68.6 Any appointment or revocation under this clause must be effected by written notice delivered to the Secretary.

68.7 For the purposes of **clause 68**, an Alternate Director does not have an interest in a contract or arrangement or a material personal interest in a matter by reason only of the fact that his or her appointor has such an interest.

69. Remaining Directors

69.1 The Directors may act even if there are vacancies on the board.

69.2 If the number of Directors is not sufficient to constitute a quorum at a Directors' meeting, the Director or Directors may act only to:

(a) appoint a Director; or

(b) convene a general meeting.

70. Chairperson

70.1 The Directors may elect a Director as chairperson of Directors' meetings and may determine the period for which the chairperson will hold office.

70.2 If no chairperson is elected or if the chairperson is not present at any Directors' meeting within 10 minutes after the time appointed for the meeting to begin, the Directors present must elect a Director to be chairperson of the meeting.

70.3 The Directors may elect a Director as deputy chairperson to act as chairperson in the chairperson's absence.

71. Directors' committees

71.1 (a) The Directors may delegate any of their powers, other than those which by law must be dealt with by the Directors as a board, to a committee or committees.

(b) The Directors may at any time revoke any delegation of power to a committee.

71.2 At least one member of each committee must be a Director.

71.3 A committee must exercise its powers in accordance with any directions of the Directors and a power exercised in that way is taken to have been exercised by the Directors.

71.4 A committee may be authorised by the Directors to sub-delegate all or any of the powers for the time being vested in it.

71.5 Meetings of any committee will be governed by the provisions of this Constitution which deal with Directors' meetings so far as they are applicable and are not inconsistent with any directions of the Directors.

72. Written resolutions

72.1 If all the Directors who are eligible to vote on a resolution have signed a document containing a statement that they are in favour of a resolution in terms set out in the document, then a resolution in those terms is taken to have been passed at a Directors' meeting held on the day on which the document was last signed by a Director.

72.2 For the purposes of **clause 72.1**, two or more identical documents, each of which is signed by one or more Directors, together constitute one document signed by those Directors on the days on which they signed the separate documents.

72.3 Any document referred to in this clause may be in the form of a facsimile transmission or electronic notification.

72.4 If a Directors' meeting is held in accordance with this clause, the minutes must record that fact.

72.5 This clause applies to meetings of Directors' committees as if all members of the committee were Directors.

73. Validity of acts of Directors

If it is discovered that:

(a) there was a defect in the appointment of a person as a Director, Alternate Director or member of a Directors' committee; or

(b) a person appointed to one of those positions was disqualified;

all acts of the Directors or the Directors' committee before the discovery was made are as valid as if the person had been duly appointed and was not disqualified.

74. Minutes

74.1 The Directors must cause minutes to be made of:

(a) the names of the Directors present at all general meetings, Directors' meetings and meetings of Directors' committees;

(b) all proceedings of general meetings, Directors' meetings and meetings of Directors' committees;

(c) appointments of officers, but only if the Directors resolve that a minute of the appointment should be made; and

(d) all disclosures of interests made pursuant to **clause 67**.

74.2 Minutes must be signed by the chairperson of the meeting or by the chairperson of the next meeting of the relevant body, and if so signed will as between the Members be conclusive evidence of the matters stated in such minutes.

EXECUTIVE DIRECTORS

75. Appointment

75.1 (a) The Directors may appoint a Director to the office of Managing Director on such terms as they think fit.

(b) The Directors may appoint a Director to any other full-time or substantially full-time executive position in the Company on such terms as they think fit.

(c) A Director appointed under **clause 75.1(a)** or **(b)**, and a Director (however appointed) occupying for the time being a full-time or substantially full-time

executive position in the Company or a related body corporate, is referred to in this Constitution as an Executive Director.

75.2 The position of chairperson of Directors may be a full-time executive position if the Directors so resolve.

75.3 If the appointment of an Executive Director is for a fixed term, the term must not exceed five years.

75.4 The Directors may, subject to the terms of the Executive Director's employment contract, suspend, remove or dismiss him or her from executive office and appoint another Director in that place.

75.5 If the Managing Director or the chairperson (if appointed to a full-time executive position) ceases to be a Director, his or her executive office terminates automatically.

75.6 If an Executive Director is suspended from executive office, his or her duties and obligations as Director are suspended for the same period.

75.7 A sole Managing Director is not subject to retirement by rotation and is not to be taken into account in determining the rotation of retirement of Directors.

76. Powers

76.1 The Directors may confer on an Executive Director any powers exercisable by the Directors, subject to any terms and restrictions determined by the Directors.

76.2 The Directors may authorise an Executive Director to sub-delegate all or any of the powers vested in him or her.

76.3 Any power conferred pursuant to this clause may be concurrent with but not to the exclusion of the Directors' powers.

76.4 The Directors may at any time withdraw or vary any of the powers conferred on an Executive Director.

SECRETARY

77. Secretary

77.1 There must be at least one secretary of the Company appointed by the Directors on conditions determined by them.

77.2 The Directors may, subject to the terms of the Secretary's employment contract, suspend, remove or dismiss the Secretary.

SEALS

78. Common seal

If the Company has a Seal:

(a) the Directors must provide for the safe custody of the Seal;

(b) it must not be used except with the authority of the Directors or a Directors' committee authorised to permit use of the Seal;

(c) every document to which the Seal is affixed must be signed by a Director and be countersigned by another Director, the Secretary or another person appointed by the Directors to countersign the document; and

(d) the Directors may determine by resolution either generally or in any particular case that the signature of any Director or the Secretary to a document to which the Seal or a duplicate seal or certificate seal is affixed may be a facsimile applied to the document by specified mechanical means.

79. Duplicate seal

79.1 If the Company has a Seal, the Company may have one or more duplicate seals of the Seal which:

(a) must be a facsimile of the Seal with the addition on its face of the words 'Duplicate Seal';

(b) must only be used with the authority of the Directors or a Directors' committee.

80. Certificate seal

80.1 If the Company has a Seal, the Company may have a certificate seal which:

(a) may be affixed to Share, option or other certificates;

(b) must be a facsimile of the Seal with the addition on its face of the words 'Certificate Seal'; and

(c) must only be used with the authority of the Directors or a Directors' committee.

INSPECTION OF RECORDS

81. Times for inspection

81.1 Except as otherwise required by the *Corporations Law*, the Directors may determine whether and to what extent, and at what times and places and under what conditions, the financial records and other documents of the Company or any of them will be open for inspection by Members other than Directors.

81.2 A Member other than a Director does not have the right to inspect any financial records or other documents of the Company unless the Member is authorised to do so by a court order or a resolution of the Directors.

DIVIDENDS AND RESERVES

82. Fix a time for payment of dividends

The Directors may authorise the Company to pay interim and final dividends and fix:

(a) the amount;

(b) time for payment; and

(c) the method of payment.

83. Amend resolution

The Directors may amend or revoke a resolution to pay a dividend before the date which is nine Business Days before the record date notified to the Exchange for determining entitlements to a dividend.

84. No interest

The Company must not pay interest on any dividend.

85. Reserves

85.1 The Directors may set aside out of profits such amounts by way of reserves as they think appropriate to pay a dividend.

85.2 The Directors may apply the reserves for any purpose for which profits may be properly applied.

85.3 Pending any application of the reserves, the Directors may invest or use the reserves in the business of the Company or in other investments as they think fit.

85.4 The Directors may carry forward any undistributed profits without transferring them to a reserve.

86. Dividend entitlement

86.1 The dividend to be paid to the holder of a partly paid Share must not exceed that proportion of the dividend to be paid to the holder of a fully paid Share that the amount paid up on the Share (not credited as paid up) bears to the total issue price of the Share (excluding amounts credited as paid up).

86.2 Unless otherwise determined by the Directors, Shares rank for dividend from their date of allotment.

86.3 Subject to the *Corporations Law* and the SCH business rules, a transfer of Shares registered after the record date notified to the Exchange for determining entitlements to a dividend paid or payable in respect of the transferred Shares, does not pass the right to that dividend.

87. Restricted Securities

During a breach of the Listing Rules relating to Shares which are Restricted Securities, or a breach of a restriction agreement, the holder of the relevant Restricted Securities is not entitled to any dividend in respect of those Restricted Securities.

88. Deductions from dividends

The Directors may deduct from a dividend payable to a Member all sums presently payable by the Member to the Company on account of calls or otherwise in relation to Shares in the Company.

89. Distribution of assets

89.1 The Directors may resolve that a dividend (interim or final) will be paid wholly or partly by the distribution of specific assets, including fully paid shares in, or debentures of, any other corporation.

89.2 If a difficulty arises in making a distribution of specific assets, the Directors may:

(a) deal with the difficulty as they consider expedient;

(b) fix the value of all or any part of the specific assets for the purposes of the distribution;

(c) determine that cash will be paid to any Members on the basis of the fixed value in order to adjust the rights of all the Members; and

(d) vest any such specific assets in trustees as the Directors consider expedient.

89.3 If a distribution of specific assets to a particular Member or Members is illegal or, in the Directors' opinion, impracticable, the Directors may make a cash payment to the Member or Members on the basis of the cash amount of the dividend instead of the distribution of specific assets.

90. Payment

90.1 Any dividend or other money payable in respect of Shares may be paid by cheque sent through the mail directed to:

(a) the address of the Member shown in the Register or to the address of the joint holder of Shares shown first in the Register; or

(b) an address which the Member or joint holders has in writing notified the Company as the address to which dividends should be sent.

90.2 Any joint holder may give an effectual receipt for any dividend or other money paid in respect of Shares held by holders jointly.

91. Election to reinvest dividend

If and to the extent authorised by resolution of the Company in general meeting, the Directors may:

(a) establish a plan under which Members or any class of Members may elect to reinvest cash dividends paid by the Company by subscribing for Shares;

(b) vary, suspend or terminate the arrangements established under **clause 91(a)**.

92. Election to accept Shares in lieu of dividend

92.1 If and to the extent authorised by resolution of the Company in general meeting , the Directors may resolve, in respect of any dividend which it is proposed to pay on any Shares, that holders of those Shares may elect to:

(a) forego their right to share in the proposed dividend or part of the proposed dividend; and

(b) instead receive an issue of Shares credited as fully paid.

92.2 If the Directors resolve to allow the election provided for in **clause 92.1**, each holder of Shares conferring a right to share in the proposed dividend may, by notice in writing to the Company given in such form and within such period as the Directors may decide, elect to:

(a) forego the dividend which otherwise would have been paid to the holder on such of the holder's Shares conferring a right to share in the proposed dividend as the holder specifies in the notice of election; and

(b) receive instead Shares to be issued to the holder credited as fully paid, on and subject to such terms and conditions as the Directors may determine.

92.3 Following the receipt of duly completed notices of election under **clause 92.2**, the Directors must:

(a) appropriate from the Company's profits or any reserve established for this purpose an amount equal to the aggregate issue price of the Shares to be issued credited as fully paid to those holders of Shares who have given such notices of election; and

(b) apply the amount in paying up in full the number of Shares required to be so issued.

92.4 The Directors may not exercise the power conferred on them by this **clause 92** unless the Company has sufficient profits to give effect to any elections which could be made under the terms of this clause.

92.5 If and to the extent authorised by resolution of the Company in general meeting, the Directors may rescind, vary or suspend a resolution of the Directors made pursuant to **clause 92.1** and the arrangements implemented pursuant to the resolution.

92.6 The powers given to the Directors by this **clause 92** are additional to the provisions for capitalisation of profits provided for by this Constitution. If the Directors exercise their power to capitalise profits under **clause 94** then any Member who has elected to participate in arrangements established under this **clause 92** is deemed, for the purpose of determining the Member's entitlement to share in the capitalised sum, not to have so elected.

93. Unclaimed dividends

All dividends unclaimed for one year after the time for payment has passed may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed money.

94. Capitalisation of profits

94.1 The Directors may resolve to capitalise profits, with or without issuing Shares.

94.2 If the capitalisation is to be accompanied by the issue of Shares or debentures, the Directors may apply the sum capitalised:

(a) in the proportions in which the Members would be entitled if the sum was distributed by way of dividend; or

(b) in connection with an employee share scheme adopted by the Company, by applying the sum in paying up in part or full unissued Shares and issuing them in accordance with the rules of that scheme.

94.3 for the purposes of this **clause 94**, 'employee share scheme' has the same meaning as in section 9 of the *Corporations Law*.

94.4 To the extent necessary to adjust the rights of the Members among themselves, the Directors may:

(a) subject to **clause 22.3** and where Shares or debentures become issuable in fractions, issue certificates for Shares rounded up or down to the nearest whole number or make cash payments; and

(b) authorise any person to make, on behalf of all the Members entitled to a benefit on the capitalisation, an agreement with the Company providing for:

(i) the issue to them, credited as fully paid up, of any such further Shares or debentures; or

(ii) the payment by the Company on their behalf of the amount or any part of the amount remaining unpaid on their existing Shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under the authority of **clause 94.2(b)** is effective and binding on all the Members concerned.

NOTICES

95. Service of notices

95.1 Notice may be given by the Company to any person who is entitled to notice under this Constitution by:

(a) serving it on the person;

(b) sending it by post, facsimile transmission or electronic notification to the person at the person's address shown in the Register or the address supplied by the person to the Company for sending notices to the person; or

(c) advertising in one or more of the newspapers published in the city of Melbourne as determined by the Directors, if in the opinion of the Directors extreme or unusual circumstances make it appropriate to do so.

95.2 A notice sent by post is taken to be served:

(a) by properly addressing, prepaying and posting a letter containing the notice; and

(b) three days after the day on which it was posted.

95.3 A notice sent by facsimile transmission or electronic notification is taken to be served:

(a) by properly addressing the facsimile transmission or electronic notification and transmitting it; and

(b) on the day of its transmission except if transmitted after 5.00pm in which case is taken to be served on the next day.

95.4 A notice given by advertisement is taken to be served on the date on which the advertisement first appears in a newspaper.

95.5 A notice may be served by the Company on joint holders under **clause 95.1(a)** or **(b)** by giving the notice to the joint holder whose name appears first in the Register.

95.6 Every person who is entitled to a Share by operation of law and who is not registered as the holder of the Share is taken to receive any notice served in accordance with this clause by advertisement or on the person from whom it derives title.

95.7 A Share certificate, cheque, warrant or other document may be delivered by the Company either personally or by sending it:

(a) in the case of a Member who does not have a Registered Address in Australia, by airmail post, by facsimile transmission, electronic notification or in another way that ensures that it will be received quickly, as appropriate; and

(b) in any other case by ordinary post.

95.8 A Member whose Registered Address is not in Australia may specify in writing an address in Australia as the Member's Registered Address within the meaning of this clause.

95.9 A certificate in writing signed by a Director, Secretary or other officer of the Company, or by any person that the Company has engaged to maintain the Register, that a document or its envelope or wrapper was addressed and stamped and was posted is conclusive evidence of posting.

95.10 Subject to the *Corporations Law* the signature to a written notice given by the Company may be written or printed.

95.11 All notices sent by post outside Australia must be sent by prepaid airmail post.

96. Persons entitled to notice

96.1 Notice of every general meeting must be given to:

(a) every Member;

(b) every Director and Alternate Director;

(c) the Exchange; and

(d) the Auditor.

96.2 No other person is entitled to receive notice of a general meeting.

AUDIT AND FINANCIAL RECORDS

97. Company to keep financial records

97.1 The Directors must cause the Company to keep written financial records and to prepare financial documents and reports in accordance with the requirements of the *Corporations Law* and the Listing Rules.

97.2 The Directors must cause the financial records and financial documents of the Company to be audited in accordance with the requirements of the *Corporations Law* and the Listing Rules.

WINDING UP

98. Winding up

98.1 Nothing in this clause prejudices the rights of the holders of Shares issued on special terms and conditions.

98.2 If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company:

(a) divide among the Members in kind all or any of the Company's assets;

(b) for that purpose, determine how he or she will carry out the division between the different classes of Members,

but may not require a Member to accept any Shares or other securities in respect of which there is any liability.

98.3 The liquidator may, with the sanction of a special resolution of the Company, vest all or any of the Company's assets in a trustee on trusts determined by the liquidator for the benefit of the contributories.

INDEMNITY

99. Indemnity

99.1 To the extent permitted by law, the Company indemnifies every person who is or has been an officer of the Company against any liability incurred by that person:

(a) as such an officer of the Company; and

(b) to a person other than the Company or a related body corporate of the Company,

unless the liability arises out of conduct on the part of the officer which:

(c) involves a lack of good faith; or

(d) is contrary to the Company's express instructions.

99.2 The Company indemnifies every officer of the Company against any liability for costs and expenses incurred by the person in his or her capacity as officer of the Company:

(a) in defending any proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted; or

(b) in connection with an application, in relation to such proceedings, in which the Court grants relief to the person under the *Corporations Law*.

99.3 For the purposes of this clause, 'officer' includes:

(a) Directors and the Secretary;

(b) executive officers as defined by the *Corporations Law*;

(c) and full-time employees as determined by the Directors.

ASX LISTING RULES

100. Listing Rules

If the Company is admitted to the Official List of ASX, the following clauses apply:

(a) Notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done.

(b) Nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision.

(e) If the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision.

(f) If any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

Signatures

We the undersigned, being each person specified in the application for the Company's registration as a person who consents to become a Member, hereby agree to the terms of this Constitution:

. . . .
on behalf of
Polychip Pharmaceuticals Pty Ltd
ACN 006 455 456

Dated: ..... / ...... / .....

....

on behalf of
Montech Pty Ltd ACN 006 672 402

Dated: ..... / ...... / .....

SCHEDULE 1 - FORM OF PROXY

FORM OF PROXY

I/We, ...

of . . . .

am/are a Member of

I/We appoint as my/our proxy . . . .

of . . . .

or failing him or her . . . .

of . . . .

[delete as appropriate] or failing him or her the chairperson of the general meeting of the Company to be held on .... 19... at ....am/pm to vote for me/us at that meeting and at any adjournment of it *//* until I/we revoke this appointment in writing.

This form is to be used in accordance with the directions below. Unless the proxy is directed, he or she may vote or abstain as he or she thinks fit.

RESOLUTION	FOR	AGAINST	ABSTAIN
	☐	☐	☐

INSTRUCTIONS

1. To direct the proxy to cast all votes covered by this instrument in a particular manner place a tick or a cross in the relevant box.

2. To direct the proxy to cast some only of the votes covered by this instrument in respect of an item of business in a particular manner, place in the relevant box either the number of votes to be cast in *that manner on a poll or the percentage of the total votes covered by this instrument to be cast in* that manner on a poll. This direction, if given, is also an instruction to the proxy to vote according to the proxy's discretion on a show of hands.

3. *If two proxies are appointed and the proportion of votes which each is to exercise is not stated each* proxy may exercise one half of the appointor's votes (fractions of votes will be disregarded).

3. The instrument appointing the proxy, to be valid, must be received at the registered office of the Company at least 48 hours before the meeting, in the manner prescribed by **clause 50** of the Company's Constitution.

I/We understand that if I/we have not directed my/our proxy how to vote, my/our proxy may vote or abstain from voting as he or she thinks fit.

DATED:

....	....
Signature of member	Signature of member

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary Shares. 2. Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 6,299,289 Ordinary Shares. 2. 34,616 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Exercise of 6,299,289 MBPO Options at 20¢ each. 2. Exercise of 34,616 MBPAK Options at 43.33¢ each.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. YES 2. YES
5	Issue price or consideration	1. Exercise Price 20¢ per MBPO Option - Total $1,259,857.80. 2. Exercise Price 43.33¢ per MBPAK Option - Total $14,999.11.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Exercise of 6,299,289 MBPO Options. 2. Exercise of 34,616 MBPAK Options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 July, 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	176,906,449	MBP
		39,920,631	MBPO

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,315,384 1,591,158 2,050,000 1,210,000	MBPAK MBPAM MBPAO MBPAQ

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary Shares ranking equally with existing Ordinary Shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .14 July, 2003
(Company secretary)

Print name: DAVID KENLEY

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary Shares. 2. Ordinary Shares 3. Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 8,450,168 Ordinary Shares. 2. 57,692 Ordinary Shares. 3. 13,000 Ordinary Shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Exercise of 8,450,168 MBPO Options at 20¢ each. 2. Exercise of 57,692 MBPAK Options at 43.33¢ each. 3. Exercise of 13,000 MBPAM Options at 43.33¢ each.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. YES 2. YES 3. YES
5	Issue price or consideration	1. Exercise Price 20¢ per MBPO Option - Total $1,690,033.60. 2. Exercise Price 43.33¢ per MBPAK Option - Total $24,997.94. 3. Exercise Price 43.33¢ per MBPAM Option - Total $5,632.90.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Exercise of 8,450,168 MBPO Options. 2. Exercise of 57,692 MBPAK Options. 3. Exercise of 13,000 MBPAM Options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 July, 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
185,427,309	MBP
31,470,463	MBPO

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,257,692 1,578,158 2,050,000 1,210,000	MBPAK MBPAM MBPAO MBPAQ

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary Shares ranking equally with existing Ordinary Shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .22 July, 2003
(Company secretary)

Print name: DAVID KENLEY

== == == == ==

+ See chapter 19 for defined terms.

METABOLIC PHARMACEUTICALS LIMITED
ACN 083 866 862

23 July, 2003

Company Announcements Platform,
Australian Stock Exchange Limited,

Dear Sir,

Re: General Meeting of Shareholders: 23 July 2003

In accordance with Listing Rule 3.13.2, Metabolic Pharmaceuticals Limited advises that the resolutions as set out in the Notice of Meeting forwarded to shareholders, which were today put to its General Meeting, were carried on a show of hands.

Validly appointed proxies totalling 68,220,006 shares, representing approximately 39% of the total issued shares in the Company, were received. The proxies were to be exercised as follows:

	In Favour	**Against**	**Abstain**	**Chairman's Discretion**
Ordinary Resolution 1: **Cancellation of Original Options and issue of Replacement Options to David Kenley and Peter Darvall (as trustee on behalf of Monash University)**				
Percentage of Proxies	97.76%	1.58%	0.07%	0.59%
No. of shares represented by Proxies	66,689,589	1,078,097	50,000	402,320
Ordinary Resolution 2: **Cancellation of Original Options and issue of Replacement Options to Directors**				
Percentage of Proxies	97.73%	1.68%	0%	0.30%
No. of shares represented by Proxies	66,669,207	1,147,834	Nil	203,373

Yours sincerely

David Kenley
Company Secretary

10 Wallace Avenue Toorak, Victoria 3142, Australia
Telephone: +61 (3) 9826 0949 Facsimile: +61 (3) 9826 4399
Internet: www.metabolic.com.au

mpa4a7.doc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Cancellation of 57,692 MBPAK Options. 2. Cancellation of 1,200,000 MBPAK Options 3. Issue of 1,200,000 MBPAS Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. Cancellation of 57,692 MBPAK Options. 2. Cancellation of 1,200,000 MBPAK Options 3. Issue of 1,200,000 MBPAS Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Cancellation of 57,692 MBPAK Options (exercise price 43.33¢ expiry date 31.7.03). 2. Cancellation of 1,200,000 MBPAK Options (exercise price 43.33¢ expiry date 31.7.03). 3. Issue of 1,200,000 MBPAS Options (exercise price 55 cents expiry date 31.7.05)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. Not Applicable – cancellation of MBPAK Options. 2. Not Applicable – cancellation of MBPAK Options. 3. New class of unquoted securities (MBPAS): (a) Issue Date: 23 July, 2003. (b) Exercise Price: 55¢. (c) Expiry Date: 31 July, 2003
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Cancellation of 57,692 MBPAK Options upon forfeiture. 2. Cancellation of 1,200,000 MBPAK Options as approved by shareholders at a General Meeting held on 23 July 2003. 3. Issue of 1,200,000 MBPAS Options as approved by shareholders at a General Meeting held on 23 July 2003 as replacement options to those cancelled in item 2 above.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 July, 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	185,427,309	MBP
		31,470,463	MBPO

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,578,158 2,050,000 1,210,000 1,200,000	MBPAM MBPAO MBPAQ MBPAS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .23 July, 2003
(Company secretary)

Print name: DAVID KENLEY

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to 31,470,463 Ordinary Shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	Exercise price of 20 cents per MBPO Option.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	There are presently 31,470,463 MBPO Options which expire on 31 July 2003. These options will cease trading on the close of trade on 24 July 2003. Deferred trading of the underlying securities to these Options, being Ordinary Shares, will commence on 25 July 2003. This Appendix 3B advises the maximum number of MBPO Options remaining to be exercised on or before 31 July 2003. .
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	To be advised

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
185,427,309	MBP
31,470,463	MBPO

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,578,158 2,050,000 1,210,000 1,200,000	MBPAM MBPAO MBPAQ MBPAS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Once the options are exercised they will rank equally with existing Ordinary Shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .23 July, 2003
(Company secretary)

Print name: DAVID KENLEY

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**ARTHUR EMMETT**
Date of last notice	**2 JANUARY 2002**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECTLY HELD
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	THE WEST WIALONG A/C
Date of change	25 JULY 2003
No. of securities held prior to change	136,500
Class	OPTIONS (ASX CODE: MBPO)
Number acquired	EXERCISE OF MBPO OPTIONS
Number disposed	EXERCISE OF MBPO OPTIONS
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$27,300
No. of securities held after change	136,500 ORDINARY FULLY PAID SHARES (ASX CODE: MBP)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	EXERCISE OF MBPO OPTIONS

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Metabolic Pharmaceuticals Ltd
ACN 083 866 862

Investor Update – AOD9604

28 July 2003

The Board of Directors of Metabolic is pleased to provide this update in respect of AOD9604 obesity drug:

- Successful FDA meeting
- Obesity treatments now a priority with US authorities
- Phase 2b trial ethics approval process on track
- Favourable toxicity study draft reports

1. Successful FDA meeting

The Metabolic team met with the US Food and Drug Administration (FDA) in June 2003 to discuss the AOD9604 development program, including the protocol for the Phase 2b trial. The meeting was useful to confirm our overall approach and provide detailed guidance, and no changes have been made to our trial protocol.

2. Obesity treatments now a priority with US authorities

The FDA has now publicly signalled its intention to smooth the regulatory path for approval of obesity drugs. In a speech to the Harvard School of Public Health on 1 July, FDA commissioner Mark B McClellan, MD, PhD commented:

> "…. one key part of the FDA's new medical innovation initiative is to try to facilitate the development of better treatments for obesity and diabetes. These are areas where we think regulatory pathways could be improved or better defined, and where we intend to give priority attention to potentially valuable new products. In the past, the FDA has approved a number of anti-obesity therapies, but we've received only two products that demonstrated some effectiveness in achieving long-term weight loss without unacceptable side effects. That's not enough, and we're trying to do something about it. So our new working groups are already meeting, and we expect them to issue new regulatory guidance on the most efficient ways to demonstrate that a new product is safe and effective, to reduce the high cost and uncertainty of developing new products in these key areas..."

3. Phase 2b trial ethics approval process on track

As foreshadowed, the process for obtaining ethics approval for commencement of the Phase 2b clinical trial on AOD9604 at the five clinical trial sites is now well advanced and is expected to be completed on schedule in August 2003. Patient screening is scheduled to start in September 2003 and the first patient is expected to commence treatment in October 2003.

There has been a very good response to recent publicity on national television of our 1800 number for people to record their interest in participating in the 300-patient trial. Several thousand people have already left contact details.

4. Favourable toxicity draft reports

Draft reports on 3 month toxicity studies in monkeys and rats have been received and are favourable.

5. Next Update

The next update will be provided as we approach the start of the Phase 2b clinical trial.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating metabolic disorders including obesity, type 2 diabetes, osteoporosis and iron overload.

AOD9604 for obesity is a peptide analogue of a fragment of human growth hormone which Metabolic believes has the potential to provide a safer and more effective pharmaceutical treatment for obesity. The drug, discovered by scientists at Monash University, reduces body fat by mimicking natural hormonal regulation of fat metabolism.

Further details are available from the Company's website - ***www.metabolic.com.au***.

Contact Information:

Managing Director – Chris Belyea - +61 3 9826 0949
Chief Financial Officer – David Kenley – +61 3 9826 0949

8

METABOLIC PHARMACEUTICALS LIMITED
ACN 083 866 862

$2.1 million Start Grant for Obesity Drug AOD9604

6 August 2003

We are pleased to announce that the Industry Research and Development Board has approved a grant to Metabolic under the Commonwealth Government's R&D Start Program to be used in the conduct of the Company's Phase 2b clinical trial of its obesity drug AOD9604.

Following completion of a written funding agreement in 30 days, Metabolic will be granted up to $2.1 million in dollar-for-dollar funding in the financial year 2003/2004.

"We are delighted to receive such substantial government support for the 300-patient Phase 2b trial of Metabolic's obesity drug AOD9604, due to commence at five Australian hospitals shortly. This grant will enhance Metabolic's ability to deliver the highest quality outcome from the trial and still be in a strong financial position at its conclusion", said Chris Belyea, CEO of Metabolic.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating metabolic disorders including obesity, type 2 diabetes, osteoporosis and iron overload.

AOD9604 for obesity is a peptide analogue of a fragment of human growth hormone which Metabolic believes has the potential to provide a safer and more effective pharmaceutical treatment for obesity. The drug, discovered by scientists at Monash University, reduces body fat by mimicking natural hormonal regulation of fat metabolism.

Further details are available from the Company's website - **www.metabolic.com.au**.

Contact Information:

Managing Director – Chris Belyea - +61 3 9826 0949
Chief Financial Officer – David Kenley – +61 3 9826 0949

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. 8,077 Ordinary Shares. 2. 40,000 Ordinary Shares. 3. Cancellation of 8,077 MBPAM Options. 4. Cancellation of 160,000 MBPAQ Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 8,077 Ordinary Shares upon exercise of 8,077 MBPAM Options. 2. 40,000 Ordinary Shares upon exercise of 40,000 MBPAQ Options. 3. Not applicable. 4. Not applicable.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Exercise of 8,077 MBPAM Options at 43.33¢ each. 2. Exercise of 40,000 MBPAQ Options at 80 ¢. each. 3. Cancellation of 8,077 MBPAM Options (exercise price 43.33¢). 4. Cancellation of 160,000 MBPAQ Options (60,000 exercise price 80¢ and 100,000 exercise price 90¢)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. YES 2. YES 3. Not applicable. 4. Not applicable.
5	Issue price or consideration	1. Exercise Price 43.33¢ per MBPAM Option – Total $3,499.76. 2. Exercise price 80¢ per MBPAQ Option - Total $32,000. 3. Not applicable. 4. Not applicable.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Exercise of 8,077 MBPAM Options. 2. Exercise of 40,000 MBPAQ Options. 3. Cancellation of 8,077 MBPAM Options. 4. Cancellation of 160,000 MBPAQ Options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 8,077 Ordinary Shares Issued: 6 August, 2003. 2. 40,000 Ordinary Shares Issued: 6 August, 2003. 3. 8,077 MBPAM Options cancelled 6 August 2003 4. 160,000 MBPAQ Options cancelled 6 August 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
177,025,218	MBP
39,920,631	MBPN

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,562,004	MBPAM
2,050,000	MBPAO
1,010,000	MBPAQ
1,200,000	MBPAS

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Not applicable

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

N/A

13 Ratio in which the +securities will be offered

N/A

14 +Class of +securities to which the offer relates

N/A

15 +Record date to determine entitlements

N/A

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

N/A

17 Policy for deciding entitlements in relation to fractions

N/A

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19 Closing date for receipt of acceptances or renunciations

N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .8 August, 2003
(Company secretary)

Print name: DAVID KENLEY

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. 39,438,554 Ordinary Shares (MBP). 2. Cancellation of 482,077 deferred settlement securities (MBPN).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 39,438,554 Ordinary Shares (MBP). 2. Not applicable.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Exercise of 39,438,554 deferred settlement securities (MBPN) at 20¢ each. 2. Cancellation of 482,077 MBPN deferred settlement securities (MBPN) which lapsed unexercised.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. YES 2. Not applicable.
5	Issue price or consideration	1. Exercise Price 20¢ per deferred settlement security (MBPN) – Total $7,887,710.80. 2. Not applicable.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Exercise of 39,438,554 deferred settlement securities (MBPN). 2. Cancellation of 482,077 deferred settlement securities (MBPN).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. Issue of 39,438,554 Ordinary Shares - 19 August, 2003. 2. Cancellation of 482,077 deferred settlement securities (MBPN) 19 August 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
216,463,772	MBP

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,562,004 2,050,000 1,010,000 1,200,000	MBPAM MBPAO MBPAQ MBPAS
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (*in the case of a trust*, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 August, 2003
(Company secretary)

Print name: DAVID KENLEY

== == == == ==

+ See chapter 19 for defined terms.

METABOLIC PHARMACEUTICALS LIMITED
ACN 083 866 862

25 August, 2003

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam,

Exercise of Listed Options Raises $12 million for Metabolic Pharmaceuticals Limited

Cash reserves in excess of $14 million, no borrowings

The Directors of Metabolic Pharmaceuticals Limited ('Metabolic') (ASX: MBP) advise that the company has finalised the exercise of its listed options.

The company's deferred settlement securities (ASX: MBPN) ceased trading on 31 July, leaving a total number of 216,463,772 ordinary shares now trading under the ASX code MBP.

Over the last 4 years a total of $12 million was raised from the exercise of the company's listed 20 cent options, the bulk of which has been received in the past 3 months.

In commenting on the success of the options conversion process, Metabolic's Chief Financial Officer, David Kenley, said:

> "The final amount raised - $12 million - represents a remarkably high level of support from option holders. More than 99 per cent of the company's listed options were exercised, with Metabolic's market capitalisation standing at $260 million as at the close of trading on 22 August 2003.
>
> The raising of these new funds leaves the Company with a cash balance in excess of $14 million, with no borrowings. Metabolic is now in an even stronger stronger financial position, including the availability of funds necessary to complete its 300-patient Phase2B human clinical trial on obesity drug AOD9604.
>
> As previously advised, dosing for this trial is scheduled to commence in October 2003, with screening starting in September 2003.
>
> Over the next 12 months, the company's cash reserves will also be utilised to progress the company's other drug development projects."

10 Wallace Avenue Toorak, Victoria 3142, Australia
Telephone: +61 (3) 9826 0949 Facsimile: +61 (3) 9826 4399
Internet: www.metabolic.com.au

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating metabolic disorders including obesity, type 2 diabetes, osteoporosis and iron overload.

AOD9604 for obesity is a peptide analogue of a fragment of human growth hormone which Metabolic believes has the potential to provide a safer and more effective pharmaceutical treatment for obesity. The drug, discovered by scientists at Monash University, reduces body fat by mimicking natural hormonal regulation of fat metabolism.

Further details are available from the Company's website - **www.metabolic.com.au**.

Contact Information:

Managing Director – Chris Belyea - +61 3 9826 0949
Chief Financial Officer – David Kenley – +61 3 9826 0949

Yours sincerely

David Kenley
CFO and Company Secretary

10 Wallace Avenue Toorak, Victoria 3142, Australia
Telephone: +61 (3) 9826 0949 Facsimile: +61 (3) 9826 4399
Internet: www.metabolic.com.au

12

APPENDIX 4E

Preliminary final report

Name of entity:	**METABOLIC PHARMACEUTICALS LIMITED**
ABN:	**96 083 866 862**
Reporting period:	**FINANCIAL YEAR ENDED 30 JUNE 2003**
Previous corresponding period:	FINANCIAL YEAR ENDED 30 JUNE 2002

INDEX

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of Metabolic Pharmaceuticals Limited for the year ended 30 June 2003 are as follow:

Revenues and Results from Ordinary Activities:		**Change compared to 2002 %**		**2003 $**
Revenues from ordinary activities	Up	56%	to	585,050
Loss from ordinary activities after tax attributable to members	Loss has increased	50%	to	(8,570,079)
Net Loss for the period attributable to members	Loss has increased	50%	to	(8,570,079)

Dividends:
No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid for the previous corresponding period.

Brief explanation of figures reported above:

The loss of the Company for the year ended 30 June 2003 after provision for income tax of nil was $8,570,079 ($2002: $5,731,276). This result has been achieved after fully expensing all research and development and patent costs totaling $8,013,887. Income for the period totaled $585,050 representing interest and grant income. The Company has no borrowings and at 30 June 2003 cash reserves of $6,850,000.

COMMENTARY ON RESULTS

The loss of the Company for the year ended 30 June 2003 after provision for income tax of nil was $8,570,079 ($2002: $5,731,276). This result has been achieved after fully expensing all research and development and patent costs totaling $8,013,887. Income for the period totaled $585,050 representing interest and grant income. The Company has no borrowings and at 30 June 2003 cash reserves of $6,850,000

Subsequent to year end:

(a) The sum of $8,852,850.40 was received from the exercise of 44,264,252 options expiring on 31 July 2003 with an exercise price of 20¢ per option.

(b) The Industry Research and Development Board approved a grant to the Company under the Commonwealth Government's R&D START Program to be used in the conduct of the Phase 2B clinical trial of obesity drug AOD9604. Following completion of a written funding agreement, the Company will be granted up to $2.1 million in dollar-for-dollar funding in the financial year 2003/2004.

These funds will be applied to the further development of the Company's pharmaceutical development projects.

PRINCIPAL ACTIVITIES

The Company's mission is to develop therapies for diseases that have application to large and poorly served markets worldwide.

The principal activities of the Company during the financial year were to:

- Conduct two Phase 2A human clinical trials on obesity drug AOD9604, and commence preparations for a multi-centre Phase 2B clinical trial.
- Continue preclinical evaluation of several compounds as potential therapies for type II diabetes, osteoporosis and iron overload diseases.

Evaluate other potential compounds for possible in-licensing.

REVIEW OF OPERATIONS

During the period under review, excellent progress was made on the Company's main project, obesity drug AOD9604.

Following receipt of successful results from Phase 2A trials of AOD9604 by intravenous injection, a similar trial by oral administration in 2002 confirmed the viability of the oral route of administration, demonstrating the expected changes in fat metabolism after a single dose compared to placebo. A further trial reported in March 2003 established safety and tolerability in obese subjects after one week of daily oral doses in a hospital setting, and also showed trends of the expected magnitude in body weight reduction compared to placebo, at the anticipated dose levels. By the end of the period under review, preparations were well advanced for a 300-patient Phase 2B clinical trial at 5 Australian centres to study effects on weight from three months of daily oral dosing of AOD9604 at 5 different dose levels and placebo.

A feasibility study for recombinant market scale manufacturing of AOD9604 conducted at BresaGen Limited confirmed that efficient production of AOD9604 by this route was in principle achievable, and a further study with BresaGen to define the process conditions for market scale manufacture was commenced.

Three competitor contractors were also engaged to develop large scale means of manufacture of AOD9604 by chemical synthesis suitable for Phase 3 clinical studies.

A further significant finding during the year was that useful levels of drug were absorbed by pigs fed a `crushed GM seed containing AOD9604 grown by Canadian partner SemBioSys, and preliminary discussions were held with SemBioSys and other potential partners for the development of a GM crop for veterinary use.

Preclinical evaluation continued on the Company's three other projects, in type II diabetes, osteoporosis and iron overload. A government BIF grant was awarded to the Company in relation to the iron overload project.

LIKELY DEVELOPMENTS

In the next financial year the Company expects to:

- Commence and complete Phase 2B clinical trials on AOD9604;
- Progress the development of the Company's pipeline of other projects; and
- Continue to evaluate new in-licensing opportunities.

Some of the risks inherent in the development of a pharmaceutical product to marketable stage include the risk that the drug will fail in the clinical development process through lack of efficacy or safety, the uncertainty of patent protection, and the risk of the rapid advancement of medical technology. Investment in Metabolic must therefore be regarded as speculative.

Metabolic Pharmaceuticals Limited

ABN 083 866 862

Annual Financial Report

For the year ended 30 June 2003

Table of Contents

Statement of Financial Position

AT 30 JUNE 2003	Note	30 June 2003 $	30 June 2002 $
CURRENT ASSETS			
Cash assets	3(a)	6,849,627	12,074,655
Receivables	3(b)	25,703	81,743
Other	3(c)	312,525	161,089
Total Current Assets		7,187,855	12,317,487
NON-CURRENT ASSETS			
Property, plant and equipment	4(a)&(b)	286,491	296,844
Total Non-Current Assets		286,491	296,844
Total Assets		7,474,346	12,614,331
CURRENT LIABILITIES			
Payables	5	1,160,084	429,694
Provisions	6	38,474	36,066
Total Current Liabilities		1,198,558	465,760
NON-CURRENT LIABILITIES			
Provisions	6	14,581	-
Total Non-Current Liabilities		14,581	-
Total Liabilities		1,213,139	465,760
Net Assets		6,261,207	12,148,571
EQUITY			
Contributed equity	7	30,550,838	27,868,129
Reserves	8	281,972	281,966
Accumulated losses	7	(24,571,603)	(16,001,524)
Total Equity		6,261,207	12,148,571

Statement of Financial Performance

YEAR ENDED 30 JUNE 2003	Note	30 June 2003 $	30 June 2002 $
Revenue from ordinary activities	2	585,050	374,627
Research and development expenses	2	(8,013,887)	(3,996,243)
Overhead expenses		(1,141,242)	(609,660)
Write off of intangible asset	1.2	-	(1,500,000)
Loss from ordinary activities before income tax expense		(8,570,079)	(5,731,276)
Income tax expense relating to ordinary activities	9	-	-
Loss from ordinary activities after related income tax expense		(8,570,079)	(5,731,276)
Extraordinary items after related income tax expense		-	-
Net loss		(8,570,079)	-
Net loss attributable to members of Metabolic Pharmaceuticals Limited		(8,570,079)	(5,731,276)
Net increase in option premium reserve	8	6	1
Total revenues, expenses and valuation adjustments attributable to members of the entity and recognized directly in equity		-	-
Total changes in equity other than those resulting from transactions with owners as owners		(8,570,073)	(5,731,275)
Basic earnings per share (cents per share)	11	(5.35)	(3.87)
Diluted earnings per share (cents per share)	11	(5.35)	(3.87)

Statement of Cash Flows

YEAR ENDED 30 JUNE 2003	Note	30 June 2003 $	30 June 2002 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		(8,767,678)	(5,250,413)
GST refund received		295,461	189,492
Interest received		502,443	338,337
Grant Income		138,647	-
Net operating cash flows	12 (b)	(7,831,127)	(4,722,584)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for plant and equipment		(76,615)	(295,893)
Net investing cash flows		(76,615)	(295,893)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from share and option issues		2,682,714	12,040,125
Share issue costs paid		-	(568,475)
Net financing cash flows	12 (c)	2,682,714	11,471,650
Net increase/(decrease) in cash held		(5,225,028)	6,453,173
Cash at the beginning of the financial year		12,074,655	5,621,482
Cash at the end of the financial year	12 (a)	6,849,627	12,074,655

Notes to the Financial Statements

YEAR ENDED 30 JUNE 2003

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

1.1 (a) *Basis of Accounting*

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

The financial statements of the company have been prepared on a going concern basis. The company's operations are subject to major risks due primarily to the nature of research, development and commercialisation to be undertaken. The risk factors set out may materially impact the financial performance and position of the company, including the future value of the shares and options issued.

The going concern basis assumes that future capital raisings will be available to enable the company to undertake the research, development and commercialisation of its projects and that the subsequent commercialisation of the developed products will be successful. The financial statements take no account of the consequences, if any, of the inability of the company to obtain adequate funding nor of the effects of unsuccessful research, development and commercialisation of the company's projects.

1.1 (b) Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to the provision for employee benefits.

The company has adopted the revised Accounting Standard AASB 1028 "Employee Benefits", which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the company measured the provision for employee benefits based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised Standard, the provision for employee benefits is now measured based on the remuneration rates expected to be paid when the liability is settled. The effect of the revised policy has been to increase employee benefit liabilities and to increase the employee benefits expense by an immaterial amount.

1.2 Intangible Asset

In the prior financial period for the year ended 30 June 2002 the company adopted AASB 1011 "Accounting for Research and Development Costs" and Urgent Issues Group Abstract 44 "Acquisition of In-Process Research and Development" for the first time in assessing the carrying value of the intangible asset of $1.5 million . The effect of the revised policy was to write off the intangible asset of $1.5 million.

1.3 Contributed Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

1.4 Recoverable Amounts of Non-Current Assets

All non-current assets are reviewed at least annually to determine whether their carrying amounts require write down to recoverable amount. In considering the likely recoverable amount of non-current assets, future cash flows have not been discounted to their net present values.

Notes (continued)

YEAR ENDED 30 JUNE 2003

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.5 Income Tax

The financial statements apply the principles of tax-effect accounting. The income tax expense in the statement of financial performance represents the tax on the pre-tax accounting loss adjusted for income and expenses never to be assessed or allowed for taxation purposes.

The benefit arising from estimated carry forward tax losses has not been recognised as a future income tax benefit asset, as realisation of such benefit is not considered virtually certain.

1.6 Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST (if any) included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed exclusive of the amount of GST recoverable from, or payable to, the taxation authority.

1.7 Cash and cash equivalents

Cash at bank and short-term deposits are stated at nominal value.

1.8 Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the company.

1.9 Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest

Control of the right to receive the interest payment.

1.10 Research and Development

Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

Patent costs are expensed as incurred.

Notes (continued)

YEAR ENDED 30 JUNE 2003

1.11 Plant and Equipment

Plant and equipment are carried at cost and are depreciated over their useful economic lives as follows:

	Life	Method
Office equipment	3 - 10 years	Straight line
Laboratory plant and equipment	5 years	Straight line

1.12 Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include annual leave and long service leave.

Liabilities arising in respect of employee benefits expected to be settled within twelve months of the reporting date, such as annual leave, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used. Long service leave has been brought to account in the current year as the company has been in operation for approximately 5 years.

1.13 Financial Instruments Included in Equity

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

1.14 Financial Instruments Included in Assets

Receivables represent interest earned and not received on short-term investments. Interest is recognised on an effective yield basis.

1.15 Foreign Currency Transactions

Foreign currency items are translated to Australian currency on the following basis:

- Transactions are converted at exchange rates approximating those in effect at the date of each transaction;
- Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Exchange differences relating to monetary items are included in the statement of financial performance.

1.16 Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares

divided by the weighted average number of ordinary shares and dilutive ordinary shares.

Notes (continued)

YEAR ENDED 30 JUNE 2003

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.17 Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

AASB 1028

As a result of the first time application of the revised AASB 1028 "Employee Benefits", comparatives for employee options, as set out in Note 10, have been classified and positioned to be consistent with current year disclosures.

	30 June 2003 $	30 June 2002 $
NOTE 2. REVENUE AND EXPENSES		
Operating loss from ordinary activities is after crediting the following revenues:		
Revenues from ordinary activities:		
Interest income from unrelated parties	446,403	374,627
Grant received	138,647	-
	585,050	374,627
Operating loss from ordinary activities is after charging the following expenses:		
Bank charges	5,687	5,766
Provision for employee entitlements	16,989	6,282
Research and development expense	8,013,887	3,996,243
Depreciation of laboratory plant and equipment	57,965	19,062
Depreciation of office equipment	29,003	18,859
Write off of intangible asset (note 1.2)	-	1,500,000

NOTE 3. CURRENT ASSETS

(a) Cash Assets

Cash	6,529,627	176,779
Term deposits (i)	320,000	11,897,876
	6,849,627	12,074,655

(i) The term deposits mature within 30 to 110 days and have interest rates of 4.25% (2002: term deposit rates between 4.12% and 4.98%).

(b) Receivables

Interest receivable	25,703	81,743

Notes (continued)

YEAR ENDED 30 JUNE 2003

	30 June 2003 $	30 June 2002 $
NOTE 3. CURRENT ASSETS (CONT.)		
(c) Other Assets		
Prepayments	208,618	65,832
Security deposits	15,488	15,330
Other	88,419	79,927
	312,525	161,089

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

(a) Office Equipment

	30 June 2003 $	30 June 2002 $
(i) Cost		
Opening balance	93,054	54,260
Additions	30,427	38,794
Closing balance	123,481	93,054
(ii) Accumulated Depreciation		
Opening balance	(34,248)	(15,389)
Depreciation for the year	(29,003)	(18,859)
Closing balance	(63,251)	(34,248)
Net Book Value – Office Equipment	60,230	58,806

Notes (continued)

YEAR ENDED 30 JUNE 2003

		30 June 2003 $	30 June 2002 $
NOTE 4. PROPERTY, PLANT AND EQUIPMENT (CONT.)			
(b) Laboratory, Plant & Equipment			
(i) Cost			
Opening balance		257,100	-
Additions		46,188	257,100
Closing balance		303,288	257,100
(ii) Accumulated Depreciation			
Opening balance		(19,062)	-
Depreciation for the year		(57,965)	(19,062)
Closing balance		(77,027)	(19,062)
Net Book Value – Laboratory, Plant and Equipment		226,261	238,038
Net Book Value - Fixed Assets		286,491	296,844

NOTE 5. PAYABLES

Accrued expenses (unsecured)	19	1,155,539	369,961
Payable to Directors		4,545	59,733
Total payables		1,160,084	429,694

NOTE 6. PROVISIONS (CURRENT & NON CURRENT)

Current		
Annual leave	38,474	36,066
Non Current		
Long Service Leave	14,581	-
Total Provisions	53,055	36,066

Notes (continued)

YEAR ENDED 30 JUNE 2003

	30 June 2003 $	30 June 2002 $
NOTE 7. CONTRIBUTED EQUITY		
Contributed equity at beginning of year	27,868,129	16,396,479
Shares issued during the year	2,387,991	12,040,125
Monies held in trust for issue of shares	294,718	-
Share and option issue costs paid	-	(568,475)
Contributed equity at end of year	30,550,838	27,868,129

Movement in contributed equity for the year

	Number of Shares	
On issue at start (a)	158,732,899	140,444,748
Issued during the year	-	15,777,700
Options converting to ordinary shares	11,839,645	2,510,451
On issue at end	170,572,544	158,732,899
Equity	$	$
Total equity at the beginning of the financial year	12,148,571	6,408,197
Transactions with owners as owners:		
Contributed equity arising from share issues	2,387,991	12,040,125
Contributed equity arising from monies held in trust for issue of shares	294,724	-
Transaction costs recognised as a reduction in equity	-	(568,475)
Total changes in equity recognised in the Statement of Financial Performance	(8,570,079)	(5,731,276)
Total equity at reporting date	6,261,207	12,148,571
Accumulated Losses		
Retained profits at the beginning of the financial year	(16,001,524)	(10,270,248)
Net loss	(8,570,079)	(5,731,276)
Retained profits at the end of the financial year	(24,571,603)	(16,001,524)

Notes (continued)

YEAR ENDED 30 JUNE 2003

NOTE 7. CONTRIBUTED EQUITY (CONTINUED)

Options over Ordinary Shares

	No. of Options										
Date of Issue	**23/07/03**	**17/01/03**	**22/11/02**	**14/12/01**	**25/05/01**	**11/12/00**	**10/03/00**	**10/03/00**	**1998/1999**	**28/10/98**	**Total**
On issue at beginning of the year	-	-	-	250,000	180,000	250,000	2,050,000	1,639,612	57,973,573	1,387,538	63,730,723
Issued during the year (a), Note 8(a)	-	280,000	250,000	-	-	-	-	-	-	-	530,000
Exercised during the year (b)	-	-	-	-	-	-	-	(48,454)	(11,753,653)	(37,538)	(11,839,645)
Outstanding and exercisable at balance date	-	280,000	250,000	250,000	180,000	250,000	2,050,000	1,591,158	46,219,920	1,350,000	52,421,078
Issued subsequent to balance date (c)(ii)	1,200,000										1,200,000
Exercised subsequent to balance date		-	-	-	(40,000)	-	-	(21,077)	(45,737,843)	(92,308)	(45,891,228)
Cancelled subsequent to balance date (c)(i), (d)			(100,000)		(60,000)			(8,077)	(482,077)	(1,257,692)	(1,907,846)
Outstanding and exercisable at date of Directors' Report	1,200,000	280,000	150,000	250,000	80,000	250,000	2,050,000	1,562,004	-	-	(5,822,004)
Number of recipients	6	4	2	1	2	1	10	11	2,332	11	
Exercise price	55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	20¢	43.33¢	
Exercise period: from	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	26/11/98	28/10/98	
To	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	31/07/03	
Expiration date	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	31/07/03	

During the period under review:

(a) 250,000 options were issued on 22 November 2002 as part of the Metabolic Employees Share Option Plan. The option holders are entitled to purchase one ordinary share at a price of $0.90 with an expiration date of 22 October 2007.

280,000 options were also issued on 17 January 2003 as part of the Metabolic Employees Share Option Plan. The option holders are entitled to purchase one ordinary share at a price of $0.90 with an expiration date of 17 December 2007.

(b) The following options were exercised:
- (i) 11,753,653 ordinary options (issued 1998/1999) with an exercise price of 20¢.
- (ii) 37,538 employees (issued 28//10/98) with an exercise price of 43.33¢.
- (iii) 48,454 employee options (issued 10/3/00) with an exercise price of 43.33¢.

Notes (continued)

YEAR ENDED 30 JUNE 2003

(c) On 15 May 2003, the Company obtained a waiver from Australian Stock Exchange Limited (ASX) from listing rule 6.23.3 to the extent necessary to permit the Company to seek shareholder approval to cancel 1,200,000 of the Original Options granted to officers and executive issued prior to the Company's float on ASX under the Company's Prospectus dated 17 August 1998 and Supplementary Prospectus dated 21 October 1998. These Original Options were held by Directors Christopher Belyea, Frank Ng, Evert Vos and Arthur Emmett, Company Secretary David Kenley and former Director Peter Darvall (as trustee on behalf of Monash University) and had an exercise price of 43.33¢ per option and expiry date of 31 July 2003.

At a General Meeting on 27 July 2003 shareholders ratified:
(i) The cancellation of 1,200,000 of the Original Options.
(ii) The issue of 1,200,000 replacement options to the relevant option holders with an exercise price of 55¢ and expiry date of 31 July 2003.

(d) The following options were cancelled subsequent to balance date:

(i) employee options:
- 57,692 employee options (issued 28/10/98) with an exercise price of 43.33¢.
- 8,077 employee options (issued 10/3/00) with an exercise price of 43.33¢.
- 60,000 employee options (25/5/01) with an exercise price of 80¢.
- 100,000 employee options (issued 22/11/02) with an exercise price of 90¢.

(ii) 482,077 options (issue date 1998/1999) with an exercise price of 20¢ were unexercised as at their expiry date of 31 July 2003.

	30 June 2003 $	30 June 2002 $
NOTE 8. RESERVES		
Option premium reserve	281,972	281,966
Total reserves	281,972	281,966
Movement in option premium reserve:		
Balance at beginning of period	281,966	281,965
Issue of options during the period (a)	6	1
Balance at end of period	281,972	281,966

(a) 250,000 options were issued for a consideration of $1.00 per subscriber (total $2) on 22 November 2002 to Metabolic Pharmaceuticals Limited employees. See Note 7 and 13(b)(ii) and (iii) for details of exercise and expiration dates.

280,000 options were issued for a consideration of $1.00 per subscriber (total $4) on 17 January 2003 to Metabolic Pharmaceuticals Limited employees. See Note 7 for details of exercise and expiration dates.

Notes (continued)

YEAR ENDED 30 JUNE 2003

NOTE 9. INCOME TAX

The difference between income tax expense provided in the financial statements and the prima facie income tax expense is reconciled as follows:

Loss from ordinary activities before income tax	(8,570,079)	(5,731,276)
Prima facie tax calculated at 30% (2002: 30%)	(2,571,023)	(1,719,383)
Tax effect of permanent differences:		
Research and development	(427,397)	(59,134)
Write off of intangible asset	-	450,000
Listing expenses	8,933	7,627
Entertainment expenses	2,024	1,176
Tax losses not brought to account	2,987,463	1,319,714
Income tax attributable to loss from ordinary activities	-	-
The estimated potential future income tax benefit at period end calculated at 30% (2002: 30%) in respect of tax losses not brought to account is:	7,679,992	4,395,232

This benefit of the tax losses will only be realised if:

(i) the company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

(ii) the company continues to comply with the conditions for deductibility imposed by law; and

(iii) there are no changes in taxation legislation adversely affecting the company in realising the benefit.

The estimated tax effect of the balance of timing differences not brought to account at period end are a future income tax benefit of $15,592 (2002: $14,720) and provision for deferred income tax of $2,859 (2002: $26,594).

NOTE 10. EMPLOYEE BENEFITS RECOGNISED

The aggregate employee benefit liability is comprised of

		30 June 2003 $	30 June 2002 $
Provisions (Current)	6	38,474	36,066
Provisions (Non-current)	6	14,581	-
		53,055	36,066

The number of full time equivalents employed at 30 June 2003 was 10 (2002: 9).

Employee Share Incentive Scheme

In February 2000 the Company established the Metabolic Employee Share Option Plan where the Company may, at the discretion of management, grant options over the ordinary shares of Metabolic Pharmaceuticals Limited to directors, executives and certain members of staff of the Company. The options, issued for nominal consideration, are granted in

Notes (continued)

YEAR ENDED 30 JUNE 2003

accordance with performance guidelines established by the directors of Metabolic Pharmaceuticals Limited, although the management of Metabolic Pharmaceuticals Limited retains the final discretion on the issue of the options. The options are issued for varying terms ranging from 4 years 6 months to 4 years 11 months and are exercisable beginning on the first anniversary of the date of grant. The options cannot be transferred and will not be quoted on the ASX. There are currently directors, executives and staff eligible for this scheme.

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

(a) Employee Options 30 June 2003

(i) Employee options over Ordinary Shares (No. of Options)

Date of Issue	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	28/10/98	Total
On issue at beginning of the year	-	-	-	250,000	180,000	250,000	450,000	481,920	395,230	2,007,150
Issued during the year		280,000	250,000	-		-	-	-	-	530,000
Exercised during the year (ii)	-	-	-	-	-	-	-	(48,454)	(37,538)	(85,992)
Outstanding at balance date and exercisable		280,000	250,000	250,000	180,000	250,000	450,000	433,466	357,692	2,451,158
Issued subsequent to balance date	207,692									207,692
Exercised subsequent to balance date	-	-	-	-	(40,000)		-	(21,077)	(92,308)	(153,385)
Cancelled subsequent to balance date	-	-	(100,000)		(60,000)			(8,077)	(265,384)	(433,461)
Outstanding at date of Directors' Report and exercisable	207,692	280,000	150,000	250,000	80,000	250,000	450,000	404,312	-	2,072,004
Number of recipients	1	4	2	1	2	1	5	6	6	
Exercise price	55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	43.33¢	
Exercise period: from	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	28/10/98	
To	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	
Expiration date	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	

(ii) The following table summarises information about options exercised by employees during the year ended 2003

Options exercised								
Number of shares issued								
Issue date: - 26/3/03	-	-	-	-	-	-	8,074	-
- 29/7/02	-	-	-	-	-	-	40,380	-
- 30/9/02	-	-	-	-	-	-	-	23,692
- 30/1/03	-	-	-	-	-	-	-	11,540
- 27/3/03	-	-	-	-	-	-	-	2,306
Proceeds from shares issued								
Issue date: - 26/3/03	-	-	-	-	-	-	$ 3,498	-
- 29/7/02	-	-	-	-	-	-	$17,497	-
- 30/9/02	-	-	-	-	-	-	-	$10,266
- 30/1/03	-	-	-	-	-	-	-	$ 5,000
- 27/3/03	-	-	-	-	-	-	-	$ 999
Fair value of share issued								
Issue date: - 26/3/03	-	-	-	-	-	-	$ 5,490	-
- 29/7/02	-	-	-	-	-	-	$30,285	-
- 30/9/02	-	-	-	-	-	-	-	$16,584
- 30/1/03	-	-	-	-	-	-	-	$ 9,001

Notes (continued)

YEAR ENDED 30 JUNE 2003

- 27/3/03	-	-	-	-	-	-	-	$ 1,545

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on the Australian Stock Exchange as at close of trading on the respective issue dates.

(b) Employee Options 30 June 2002

(i) Employee options over Ordinary Shares (No. of Options)

Date of Issue	**14/12/01**	**25/05/01**	**11/12/00**	**10/03/00**	**10/03/00**	**28/10/98**	**Total**
On issue at beginning of the year	250,000	180,000	250,000	450,000	498,076	439,000	2,067,076
Issued during the year	-	-	-	-	-	-	-
Exercised during the year (ii)	-	-	-	-	(16,156)	(43,770)	(59,926)
Forfeited during the year	-	-	-	-	-	-	-
Outstanding at balance date and exercisable	250,000	180,000	250,000	450,000	481,920	395,230	2,007,150
Exercised subsequent to balance date	-	-	-	-	(40,380)	-	(40,380)
Outstanding at date of Directors' Report and exercisable	250,000	180,000	250,000	450,000	441,540	395,230	1,966,770

Date of Issue	**14/12/01**	**25/05/01**	**11/12/00**	**10/03/00**	**10/03/00**	**28/10/98**
Details of issue (continued)						
Number of recipients	1	2	1	5	6	6
Exercise price	90¢	80¢	80¢	80¢	43.33¢	43.33¢
Exercise period: from	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	28/10/98
to	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03
Expiration date	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03

(ii) The following table summarises information about options exercised by employees during the year ended 2002

Options exercised						
Number of shares issued						
Issue date: - 14/12/01	-	-	-	-	-	23,000
- 2/4/02	-	-	-	-	-	20,770
- 2/4/02	-	-	-	-	16,156	-
Proceeds from shares issued						
Issue date: - 14/12/01	-	-	-	-	-	$ 9,966
- 2/4/02	-	-	-	-	-	$ 9,000
- 2/4/02	-	-	-	-	$ 7,000	-
Fair value of share issued						
Issue date: - 14/12/01	-	-	-	-	-	$16,790
- 2/4/02	-	-	-	-	-	$25,329
- 2/4/02	-	-	-	-	$13,248	-

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on the Australian Stock Exchange as at close of trading on the respective issue dates.

Notes (continued)

YEAR ENDED 30 JUNE 2003

NOTE 11. EARNINGS PER SHARE

	30 June 2003 $	30 June 2002 $
Basic earnings per share (cents per share)	(5.35)	(3.87)
Diluted earnings per share (cents per share)(i)	(5.35)	(3.87)
(a) The following reflects the income and share data used in the calculation of basic and diluted EPS:		
Net loss used in calculating basic and diluted earnings per share	(8,570,079)	(5,731,276)
(b) Number of Ordinary Shares		
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	160,294,776	148,001,775
Effect of dilutive securities: Share options	34,098,948	44,454,084
Potential ordinary shares that are not dilutive and are excluded from the calculation of diluted earnings per share.	3,260,000	2,730,000

(i) Potential ordinary shares, being options to acquire ordinary shares, are not considered dilutive.

NOTE 12. NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation Of Cash

For the purpose of the statement of cash flows, cash includes cash at bank and investments in money market instruments. The company has now borrowings. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	30 June 2003 $	30 June 2002 $
Cash at bank	6,529,627	176,779
Short term deposits	320,000	11,897,876
	6,849,627	12,074,655

Notes (continued)

YEAR ENDED 30 JUNE 2003

(b) Reconciliation Of Net Operating Cash Flow Activities To Operating Loss After Income Tax

Net loss	(8,570,079)	(5,731,276)
Adjustments for non-cash income and expense items		
Depreciation	86,968	37,920
Write off of intangible asset	-	1,500,000
Change in assets and liabilities during the financial year:		
(Increase)/decrease in interest receivable	56,040	(36,291)
(Increase)/decrease in other assets	(151,436)	(144,097)
Increase/(decrease) in trade creditors	730,390	(355,123)
Increase/(decrease) in employee provisions	16,990	6,283
Net cash used in operating activities	(7,831,127)	(4,722,584)

(c) Financing And Investing Activities

During the year 11,753,653 ordinary options (2002: 2,450,525) and 85,992 employee options (2002: 59,926) were exercised resulting in the company issuing 11,839,645 ordinary shares.

(d) Foreign Currency Dealing Facility

The company has access to a foreign currency dealing facility to the value of AUD150,000 The facility was not utilised during the year.

NOTE 13. DIRECTORS AND EXECUTIVES REMUNERATION

(a) Income of Directors

The number of directors of the company who were paid, or due to be paid remuneration directly or indirectly from the company or any related corporation, as shown in the following bands were:

	2003	2002
$ 0 - 10,000	1	-
$ 10,000 - 19,999	1	1
$ 40,000 - 49,999	-	1
$ 50,000 - 59,999	1	1
$ 90,000 - 99,999	1	-
$ 150,000 - 159,999	1	-
$ 160,000 - 169,999	-	1
$ 190,000 - 199,999	-	1
$ 240,000 - 249,999	1	-

The aggregate remuneration of the directors referred to in the above bands was $568,075.93 (2002: $467,731).

Notes (continued)

YEAR ENDED 30 JUNE 2003

NOTE 13. DIRECTORS AND EXECUTIVES REMUNERATION (CONTINUED)

The company has adopted the fair value measurement provisions of ED 108 "Share-based Payment" prospectively for all options granted to directors and relevant executives, which have not vested as at 1 July 2002. The fair value of such grants is being amortised and disclosed as part of director and executive emoluments on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to options that never vest (i.e. forfeitures). Prior to 1 July 2002, the company disclosed the fair value of option grants using the Black Scholes option-pricing model but did not allocate those values over the vesting period. Rather, the full fair value of the grant was disclosed as an emolument in the year of grant. As a result, included in the amounts disclosed above as option emoluments in relation to the 2003 financial year, are amounts related to unexpired options that were granted and therefore also disclosed as part of emoluments in prior years as well. This is a transition to allocate such amounts over the vesting period rather than disclosure of the full amount as emoluments in the year of the grant.

From 1 July 2002, options granted as part of director and executive emoluments have been valued using the Black Scholes option pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. For the year ended 30 June 2003 the amortised value of options granted to directors are summarised as follows:

	A Emmett	C Belyea	E Vos	F Ng	P Darvall	R Scollay
Options granted (number) [(i)]	92,308	276,923	276,9233	276,923	69,231	-
Value for year ended. 30.6.03 ($)[(i)]	**233**	**700**	**700**	**700**	**175**	-
Options granted (number) [(ii)]	107,692	323,077	323,077	323,077	80,769	-
Value for year ended. 30.6.03 ($)[(ii)]	**9,620**	**28,861**	**28,861**	**28,861**	**7,215**	-
Options granted (number) [(iii)]	300,000	400,000	400,000	400,000	100,000	-
Value for year ended. 30.6.03 ($)[(iii)]	**667**	**889**	**889**	**889**	**222**	-
Total ($)	**10,520**	**30,450**	**30,450**	**30,450**	**7,612**	-

(i) Options granted 28/10/98 expiring on 31/7/03 with an exercise price of 43.33¢. The valuation of these options as at the grant date is $0.012 per option.

(ii) Options granted 10/3/00 expiring on 10/9/04 with an exercise price of 43.33¢. The valuation of these options as at the grant date is $0.402.

(iii) Options granted 10/3/00 expiring on 10/9/04 with an exercise price of 80¢. The valuation of these options as at the grant date is $0.01.

Notes (continued)

YEAR ENDED 30 JUNE 2003

NOTE 13. DIRECTORS AND EXECUTIVES REMUNERATION (CONTINUED)

(b) Income of Executives

	2003	2002
$ 40,000 - 49,999	-	1
$ 50,000 - 59,999	1	-
$ 60,000 - 69,999	-	1
$ 70,000 - 79,999	-	-
$ 80,000 - 89,999	-	1
$ 90,000 - 99,999	1	1
$ 100,000 - 109,999	1	-
$ 140,000 - 149,999	1	-

Income of executives comprises amounts paid or payable to executive officers domiciled in Australia, directly or indirectly, by the company or any related party in connection with the management of the affairs of the company.

	D Kenley	M Saleh	C Herd	M Heffernan
Options granted (number) [a]	207,692	-	-	34,616
Value for year ended. 30.6.03 ($) [a]	**525**	-	-	**87**
Options granted (number) [a]	242,308	-	-	40,384
Value for year ended. 30.6.03 ($) [b]	**21,646**	-	-	**3,608**
Options granted (number) [c]	300,000	-	-	-
Value for year ended. 30.6.03 ($) [c]	**667**	-	-	-
Options granted (number) [d]	-	250,000	-	-
Value for year ended. 30.6.03 ($) [d]	-	**5,949**	-	-
Options granted (number) [e]	-	-	-	100,000
Value for year ended. 30.6.03 ($) [e]	-	-	-	**7,832**
Options granted (number) [f]	-	-	250,000	
Value for year ended. 30.6.03 ($) [f]	-	-	**4,108**	
Options granted (number) [g]	-	-	150,000	100,000
Value for year ended. 30.6.03 ($) [g]	-	-	**2,773**	**2,515**
Total ($)	**22,838**	**5,949**	**6,881**	**14,011**

(a) Options granted 28/10/98 expiring on 31/7/03 with an exercise price of 43.33¢. The valuation of these options as at the grant date is $0.012 per option.

(b) Options granted 10/3/00 expiring on 10/9/04 with an exercise price of 43.33¢. The valuation of these options as at the grant date is $0.402.

(c) Options granted 10/3/00 expiring on 10/9/04 with an exercise price of 80¢. The valuation of these options as at the grant date is $0.01.

(d) Options granted 11/12/00 expiring on 11/11/05 with an exercise price of 80¢. The valuation of these options as at the grant date is $0.117.

(e) Options granted 25/5/01 expiring on 25/4/06 with an exercise price of 80¢. The valuation of these options as at the grant date is $0.385.

(f) Options granted 14/12/01 expiring on 14/11/06 with an exercise price of 90¢. The valuation of these options as at the grant date is $0.0808.

(g) Options granted 22/11/02 expiring on 22/10/07 with an exercise price of 90¢. The valuation of these options as at the grant date is $0.212.

Notes (continued)

YEAR ENDED 30 JUNE 2003

NOTE 14. RELATED PARTY DISCLOSURES

(a) **The following persons held the position of director of Metabolic Pharmaceuticals Limited since the date of incorporation:**

Dr Arthur Emmett
Associate Prof Frank Ng
Dr Chris Belyea
Dr Evert Vos

Prof Peter Darvall retired as a director on 29 November 2002.
Dr. Roland Scollay was appointed as a director on 29 November 2002

		30 June 2003 $	30 June 2002 $
(b)	**Directors' share and option holdings**		
(i)	Share options		
	Options on issue at beginning of period	992,308	992,308
	Options outstanding at period end	992,308	992,308
	Employee Share Options		
	Options on issue on issue at beginning of period	2,757,692	2,757,692
	Options outstanding at period end	2,757,692	2,757,692
	Subscriber options		
	Option on issue at beginning of period		
	- directly	30,000	30,000
	- indirectly	191,500	191,500
	Options exercised during period		
	- directly	(30,000)	
	- indirectly	(55,000)	
	Options outstanding at period end	136,500	221,500
(ii)	Ordinary shares		
	Ordinary shares at beginning of period:		
	- directly	20,000	20,000
	- indirectly	86,000	51,000
	Ordinary shares acquired by the directors from the entity during the year via on-market purchases:	-	
	- indirectly		35,000
	Ordinary shares issued to directors upon exercise of subscriber options:		
	- directly	30,000	-
	- indirectly	55,000	-
		191,000	106,000

Notes (continued)

YEAR ENDED 30 JUNE 2003

NOTE 14. RELATED PARTY DISCLOSURES (CONTINUED)

Ordinary shares held by the directors at the end of the period		
- directly	50,000	20,000
- indirectly	141,000	86,000
	191,000	106,000

(c) Corporate Information

Metabolic Pharmaceuticals Limited is a company limited by shares that is incorporated and domiciled in Australia.

	30 June 2003 $	30 June 2002 $
NOTE 15. REMUNERATION OF AUDITORS		
Amounts received, or due and receivable, for the audit and review of the financial reports by:		
- Ernst & Young	20,400	13,000
- Arthur Andersen	-	6,800
Total for entity auditors	20,400	19,800
Amounts received, or due and receivable for other services by:		
- Ernst & Young	2,000	-
- Arthur Andersen	-	2,695
Total for entity auditors	22,400	22,495

NOTE 16. SEGMENT INFORMATION

The company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively and relevant financial information is presented in the Statement of Financial Position and Statement of Financial Performance.

Notes (continued)

YEAR ENDED 30 JUNE 2003

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash assets (current), receivables (current) and payables approximate their fair values.

NOTE 18. COMMITMENTS

(a)	Operating office lease expenditure contracted for is payable:		
	- Within the period of one year	58,300	82,104
	- Within the period of 2 to 5 years	55,908	130,656
(b)	Commitments to various contractors and suppliers payable:		
	- Within the period of one year	2,546,497	534,742
	- Within the period of 2 to 5 years	-	28,475

NOTE 19. FOREIGN CURRENCY EXPOSURE

Australia Dollar equivalent of amounts payable in foreign currency recorded as payables which are not effectively hedged:

	30 June 2003 $	**30 June 2002 $**
United States Dollars	28,792	144,527
British Pounds	326,987	27,952
Canadian Dollars	-	12,351
Euros	9,152	22,621

NOTE 20. SUBSEQUENT EVENTS

(a) On 15 May 2003, the Company obtained a waiver from Australian Stock Exchange Limited (ASX) from listing rule 6.23.3 to the extent necessary to permit the Company to seek shareholder approval to cancel 1,200,000 of the Original Options granted to officers and executives issued prior to the Company's float on ASX under the Company's Prospectus dated 17 August 1998 and Supplementary Prospectus dated 21 October 1998. These Original Options were held by Directors Christopher Belyea, Frank Ng, Evert Vos and Arthur Emmett, Company Secretary David Kenley and former Director Peter Darvall (as trustee on behalf of Monash University) and had an exercise price of 43.33¢ per option and expiry date of 31 July 2003.

At a General Meeting on 27 July 2003 shareholders ratified the cancellation of 1,200,000 of the Original Options and the issue of the same number of options to the relevant optionholders with an exercise price of 55¢ and expiry date of 31 July 2005.

(b) Prior to 30 June 2003 the sum of $294,718.20 was received in relation to the exercise of 1,473,591 options expiring 31 July 2003 and the shares relating to the exercise of these options were issued subsequent to the period under review.

(c) Subsequent to the period under review $8,852,850.40 was received in relation to the exercise of 44,264,252 options expiring on 31 July 2003 with an exercise price of 20¢ per option.

(d) Subsequent to the period under review the Industry Research and Development Board approved a grant to the Company under the Commonwealth Government's R&D START Program to be used in the conduct of the Phase 2B clinical trial of obesity drug AOD9604. Following completion of funding agreement documentation , the Company will be granted up to $2.1 million in dollar-for-dollar funding in the financial year 2003/2004.

There have been no other events that have significantly or may significantly affect the operations of the company, the results of those operations or the state of affairs of the company in subsequent financial years.

METABOLIC PHARMACEUTICALS LIMITED

(A.C.N. 083 866 862)

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

In the opinion of the Directors:

(a) The financial statements and notes of the Company are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's financial position as at 30 June 2003 and its performance for the year ended on that date; and

  (ii) complying with Accounting Standards and Corporations Regulations 2001.

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board.

Chris Belyea
Director

Melbourne
26 August, 2003

(dirdec03.doc)

ERNST & YOUNG

■ 120 Collins Street
Melbourne VIC 3000
Australia

CPO Box 67B
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of Metabolic Pharmaceuticals Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Metabolic Pharmaceuticals Limited (the company), for the year ended 30 June 2003.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Metabolic Pharmaceuticals Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of Metabolic Pharmaceuticals Limited at 30 June 2003 and of its performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

Ernst & Young

Denis Thorn

Denis Thorn
Partner
Melbourne
26 August 2003

OTHER INFORMATION

	2003	2002
NTA backing		
Net tangible asset backing per ordinary security	$0.04	$0.08

Status of audit of accounts

This Appendix 4E is based on accounts which have been audited. The audit report is included with the financial report which forms part of this Appendix 4E.

Annual General Meeting

The annual general meeting will be held as follows:

Place:	St. Kilda Road Parkview Hotel 562 St. Kilda Road Melbourne, Victoria 3004
Date:	30 October 2003
Time:	10.00 am
Approximate date the annual report will be available:	29 September 2003

13

Montech

RECEIVED

2003 SEP 11 A 8:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Montech Pty Ltd
(ACN 006 672 402)
Ground Floor, Administration 3B
Monash University
Wellington Road, Clayton Vic 3168, Australia
Tel: +61 3 9905 9910 Fax: +61 3 9905 9911

28th August, 2003

Australian Stock Exchange
Company Announcements Office

by facsimile: 1300 300 021

Dear Sir,

Re: Metabolic Pharmaceuticals Ltd (MBP)

Please find enclosed a change in substantial shareholding notice and announcement regarding Monash University's holding in MBP.

Yours faithfully,

Geoffrey Klestadt

CEO

Montech Pty Ltd

<u>MONASH UNIVERSITY'S SHAREHOLDING IN METABOLIC PHARMACEUTICALS LTD (MBP)</u>

Montech Pty Ltd (Montech) is the holder of shares in MBP on behalf of Monash University. This shareholding arose through the assignment to MBP in 1998 of technology invented at Monash by a member of Monash's academic staff. Yesterday Monash, through Montech, transferred to that inventor shares to which he is entitled under Monash's policies on sharing commercialisation benefits with its inventors.

Monash's remaining shares have been transferred from Montech Pty Ltd to Monash Investment Holdings Pty Ltd as Trustee for the Monash Investment Trust. There has been no change to the beneficial ownership of those shares as Monash University is the sole beneficiary of the Monash Investment Trust.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme METABOLIC PHARMACEUTICALS LIMITED

ACN/ARSN 083 866 862

1. Details of substantial holder(1)

Name MONTECH PTY LTD

ACN/ARSN (if applicable) 006 672 402.

The holder ceased to be a substantial holder on 27/8/03

The previous notice was given to the company on / / } N/A

The previous notice was dated / /

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
27/8/03	MONTECH PTY LTD	CEASING TO	$ NIL	36,000,000	36,000,000
		BE HOLDER		ORDINARY SHARES	

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MONTECH PTY LTD	BUILDING 3G, MONASH UNIVERSITY
	VICTORIA 3800

Signature

print name GEOFFREY KLESTADT capacity C.E.O.

sign here [signature] date 28/8/03

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme METABOLIC PHARMACEUTICALS LIMITED

ACN/ARSN 083 866 862

1. Details of substantial holder (1)

Name MONASH INVESTMENT HOLDINGS PTY LTD

ACN/ARSN (if applicable) 575453 241

The holder became a substantial holder on 27/8/03

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY SHARES	27,677,520	27,677,520	12.79%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
MONASH INVESTMENT	HOLDER	27,677,520
HOLDINGS PTY LTD		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
MONASH INVESTMENT	SAME	NONE	ORDINARY SHARES
HOLDINGS PTY LTD			27,677,520

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
MONASH INVESTMENT	27/8/03			
HOLDINGS PTY LTD		NIL	NIL	27,677,520

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MONASH INVESTMENT	BUILDING 3B, MONASH UNIVERSITY
HOLDINGS PTY LTD	VICTORIA 3800

Signature

print name A. FORSYTH capacity COMPANY SECRETARY

sign here date 28 / 8 / 03

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**FRANK NG**
Date of last notice	**2 JANUARY 2002**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECTLY HELD
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	INTEREST HELD BY: JALITECH PTY. LTD.
Date of change	27 AUGUST 2003
No. of securities held prior to change	DID NOT HOLD ANY ORDINARY FULLY PAID SHARES (ASX CODE: MPB)
Class	ORDINARY FULLY PAID SHARES (ASX CODE: MBP)
Number acquired	8,322,480
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Non-cash consideration – estimated value $9,154,728
No. of securities held after change	8,322,480 ORDINARY FULLY PAID SHARES (ASX CODE: MBP)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off Market Trade – This increase in shares held by Frank Ng is as a result of Monash University transferring 8,322,480 ordinary fully paid shares to Frank Ng pursuant to Monash's policy on sharing commercialisation benefits with its inventors.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

STANDARD
&POOR'S

Press Release

Standard & Poor's Announces September 2003 Quarterly Rebalance Changes to S&P/ASX Indices

Sydney, September 5, 2003 — Standard & Poor's, the leading provider of equity indices in Australia, announces that effective after the close of business on September 19, 2003 the following constituent additions and deletions will take place in the S&P/ASX 300 index. These additions will be reflected in the starting portfolio of September 22, 2003.

S&P/ASX 20

NO CHANGES

S&P/ASX 50

NO CHANGES

S&P/ASX 100

NO CHANGES

S&P/ASX 200

NO CHANGES

S&P/ASX 300

NO DELETIONS

ADDITIONS

CODE	NAME
ACF	ACUMEN CAPITAL PROPERTY SECURITIES FUND
AHS	ATLAS GROUP HOLDINGS LIMITED

ANE	AUSPINE LIMITED
CIR	CIRCADIAN TECHNOLOGIES LIMITED
COF	COFFEY INTERNATIONAL LIMITED
FWD	FLEETWOOD CORPORATION LIMITED
GTG	GENETIC TECHNOLOGIES LIMITED
GTM	GIANTS REEF MINING LIMITED
KYC	KEYCORP LIMITED
KRS	KRESTA HOLDINGS LIMITED
LOK	LOOKSMART LIMITED
MLE	MACQUARIE LEISURE TRUST GROUP
MXI	MAXITRANS INDUSTRIES LIMITED
MBP	METABOLIC PHARMACEUTICALS LIMITED
NAL	NORWOOD ABBEY LIMITED
PIV	PEPPERCORN INVESTMENT FUND
PSA	PETSEC ENERGY LIMITED
SFC	SCHAFFER CORPORATION LIMITED
SDI	SDI LIMITED
SOT	SP TELECOMMUNICATIONS LIMITED
SGL	SYDNEY GAS LIMITED
TNE	TECHNOLOGY ONE LIMITED
UNI	UNITRACT LIMITED
UXC	UXC LIMITED
VWD	VILLA WORLD LIMITED
VGL	VOLANTE GROUP LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company.

Information about the S&P/ASX index methodology is available at www.standardandpoors.com.au and www.spglobal.com.

About Standard & Poor's
Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), provides independent financial information, analytical services, and credit ratings to the world's financial markets. Among the company's many products are the S&P Global 1200, the world's first global, equity, real time index; the S&P 500, the premier U.S. portfolio index; and credit ratings on more than 220,000 securities and funds worldwide. With more than 5,000 employees located in 18 countries, Standard & Poor's is an integral part of the world's financial architecture.

For more information contact:

Adrian Howard, Index Services
(61) 2 9255 9870 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel

METABOLIC PHARMACEUTICALS LIMITED
ACN 083 866 862

5 September, 2003

Company Announcements Platform,
Australian Stock Exchange Limited,

Dear Sir,

Re: Change of Registered Office

As from 1 September 2003, the registered office of Metabolic Pharmaceuticals Limited has been changed to:

Level 3,
509 St. Kilda Road,
Melbourne, Vic. 3004

Tel: +61(3) 9860 5700
Fax: +61(3) 9860 5777

Yours sincerely

David Kenley
Company Secretary

RECEIVED

24 September, 2003 2005 APR 11 A 8:12

The Company Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Letter to Shareholders re Share Purchase Plan

Dear Shareholder,

Share Purchase Plan

In April 2002, Metabolic Pharmaceuticals Limited ('Metabolic') implemented its first offer to shareholders under the company's Share Purchase Plan (SPP) at a price of 76 cents. Your Board is now pleased to announce the second offer under the SPP to provide an opportunity for all eligible shareholders to buy additional shares in the company at a discount of 10% to the weighted average market price during the five trading days immediately preceding the date the offer closes, being 22 October 2003.

The market price of Metabolic shares on ASX may rise or fall between the date of this offer, the date the offer closes and the date when Metabolic issues shares to you. This means that the price you pay per share under this offer may be more or less than the price of Metabolic shares at the time the shares are issued to you.

You should seek your own financial advice in relation to this offer and your participation under the SPP.

This letter sets out the basis of the offer to shareholders under the SPP. The Terms and Conditions of the SPP are attached to this letter. By accepting the offer to purchase shares under the SPP, you will have agreed to be bound by these terms and conditions and the Constitution of Metabolic.

No brokerage or other transaction costs apply to purchases under the SPP. All new shares issued under the SPP will rank equally with existing fully paid ordinary shares in Metabolic and will carry the same voting rights and all other entitlements.

You will be eligible to participate in the SPP if you were a registered holder of fully paid ordinary shares of Metabolic at 5.00pm AEST on 19 September, 2003 with a registered address in either Australia or New Zealand. If you are eligible to purchase shares under the SPP, you may select to purchase shares to the value of $1,000, $2,000, $3,000, $4,000 or $5,000.

The maximum investment of $5,000 will apply even if you receive more than one offer from the company (for example, because you are a joint holder of shares or because you hold more than one shareholding under separate share accounts). Metabolic reserves the right to reject any application for shares where it believes this rule has not been complied with.

The offer will close at 5.00pm AEST on 22 October 2003. Therefore, if you wish to apply for any shares under the offer, you should complete the enclosed acceptance slip and forward it with your payment by cheque made payable to "Metabolic Pharmaceuticals Limited Share Purchase Plan Account" and crossed "Not Negotiable" to our Share Registry so that it is received no later than that time. Cheques must be in Australian dollars and drawn on an Australian bank account. Applications received after 5.00pm AEST on 22 October 2003 will not be accepted. If the exact amount of money is not tendered with the acceptance slip, Metabolic reserves the right to return your application slip and cheque and not allot any shares to you. Address and contact details for the Share Registry are noted below.

Participation in the SPP is entirely at your option. The offer is non-renounceable, which means that you cannot transfer your right to purchase shares under the offer to anyone else.

Metabolic may conduct further offers under the SPP in future years, however, in any consecutive 12 month period the maximum value of shares you may subscribe for under the SPP is $5,000 or such lesser amount as the Board may determine.

It is anticipated that the shares allotted to you under the SPP will be quoted on Australian Stock Exchange Limited on or about 31 October 2003 and you should receive your holding statement or confirmation advice shortly after this date.

The funds raised under this offer will be used towards the further development of the company's projects including obesity drug AOD9604.

If you have any questions in respect of the SPP, please contact:

Computershare Investor Services Pty. Limited
Level 12
565 Bourke Street
MELBOURNE VIC 3000 Or
GPO Box 52, MELBOURNE VIC 3001

Toll Free:	1300 850 505
Overseas Callers Ph:	+61 3 9615 5970
Fax:	+61 3 9611 5709

Yours sincerely

David Kenley
Company Secretary

Metabolic Pharmaceuticals Limited ('Metabolic')
ABN 96 083 866 862

Share Purchase Plan
Terms And Conditions

Participation
Participation in the share purchase plan ('plan') is open to all persons who, as at the record date determined by the directors of Metabolic ('Board'), are registered as holders of fully paid ordinary shares in Metabolic, except those shareholders whose registered address is in a country where, in the reasonable opinion of the Board, it is unlawful or impractical for Metabolic to issue offers under the plan.

Participation in the plan is optional and is subject to these terms and conditions.

Offers
Offers under the plan will be non-renounceable and shares may be issued only to the shareholder to whom they are offered.

Each offer will be made on the same terms and conditions. All eligible shareholders of Metabolic ordinary shares will receive the same offer, irrespective of the number of shares which they hold on the record date.

Offers to subscribe for shares under the plan will be made once a year, unless the Board determines otherwise.

The maximum value of shares for which each eligible shareholder may subscribe under each offer is $5,000 (or such lesser amount as the Board may determine in its discretion). In any consecutive 12 month period, the maximum value of shares for which each eligible shareholder may subscribe under the plan is $5,000 (or such lesser amount as the Board may determine in its discretion). These limits apply to each shareholder even if that person holds shares in more than one capacity – for example, as a sole holder and as a first (or subsequent) named holder of two or more joint holders.

Offers will be made subject to any terms and conditions that the Board thinks fit which are consistent with these terms and conditions, including any minimum subscription amount. The Board may also determine the multiple(s) of shares, or the fixed dollar amount(s), for which each eligible shareholder may subscribe under any given offer under the plan.

Issue Price
Shares will be issued under the plan at the issue price which is equivalent to the weighted average market price of all fully paid ordinary shares in Metabolic sold on the Australian Stock Exchange Limited ('ASX') during the five trading days immediately preceding the date determined by the Board ('pricing period'), less a discount (as determined by the Board from time to time).

The pricing period for each offer will occur within the period of 30 days prior to either the date of the offer or the date of issue of shares under the offer.

Costs of Participation
No brokerage, commissions, stamp duty or other transaction costs will be payable by shareholders in respect of the application for, and issue of, shares under the plan.

Issue of Shares
Metabolic will issue shares for the purposes of an offer as soon as reasonably practicable after the closing date of the relevant offer.

Shares issued under the plan will rank equally with all other fully paid ordinary shares in Metabolic on issue as of the date of issue and will therefore carry the same voting rights, dividend rights and other entitlements as those shares.

Metabolic will apply for shares issued under the plan to be quoted on the ASX.

Metabolic will, within the period required by the ASX Listing Rules, send participants a holding statement in respect of any shares issued and allotted to them under the plan.

Acceptance of Offers
An offer to participate in the plan may be accepted by an eligible shareholder only by completing and returning the acceptance form provided by Metabolic, together with the appropriate payment for the amount to which the acceptance relates, by no later than the closing date for the offer specified on the acceptance form.

Payment may be made only by cheque in Australian dollars drawn on an Australian bank.

An offer will be taken to have been accepted by an eligible shareholder only if the cheque which accompanies the shareholder's acceptance form is paid in full on first presentation.

If one or more acceptance forms are received by an eligible shareholder in relation to shares with a value greater than $5,000 in any consecutive 12 month period, the shareholder will be issued with the maximum number of shares permitted by the plan and the excess subscription monies will be refunded.

If an eligible shareholder subscribes for an amount which is not exactly divisible by the issue price for the shares, in calculating the number of shares to be issued, all fractional entitlements will be rounded up to the nearest whole number.

Shareholders resident in Australia may be subject to Australian capital gains tax upon the sale of shares purchased under the plan. Shareholders should consult their taxation or investment advisers to clarify the financial and taxation implications for them of subscribing for shares under the plan.

Amendment, Suspension and Termination of the Plan
The Board may, in its discretion, amend, suspend or terminate the plan at any time and adopt any administrative procedures it thinks appropriate in relation to the plan. Metabolic will notify the ASX of any amendment, suspension or termination of the plan, but failure to do so will not invalidate the amendment, suspension or termination. Metabolic may allot to any person fewer shares than subscribed for under the plan (or none at all) if Metabolic believes that the issue and allotment of those shares would contravene any law or the rules of any stock exchange on which Metabolic shares are quoted.

Dispute Resolution
Metabolic may settle, in any manner it thinks fit, any difficulties, anomalies or disputes which may arise under or in connection with the operation of the plan, whether generally or in relation to any participant or class of participants, offer, application or shares, and the decision of Metabolic shall be conclusive and binding on all participants and other persons to whom the determination relates.

Metabolic reserves the right to waive compliance with any provision of these terms and conditions.

Notices
Notices and statements to participating shareholders may be given in any manner determined by the Board from time to time.

metabolic

Metabolic Pharmaceuticals Limited

ACN 083 866 862

Computershare

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2529
web.queries@computershare.com.au
www.computershare.com

A

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Securityholder Reference Number (SRN)

I 1234567890 IND

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3

Share Purchase Plan Application Form

Securityholders eligible to participate in the Share Purchase Plan ("SPP") may select one only of the following offers to purchase shares in Metabolic Pharmaceuticals Limited ("Metabolic").

Offer Opens: 24 September 2003
Offer Closes: 5.00pm AEST on 22 October 2003

Securityholder Entitlement details	
Subregister	XXX,XXX,XXX
Record Date	19/09/2003
Entitlement Number	XXX,XXX,XXX

To be completed by Securityholder

B I/We, the above shareholder(s), being registered as ordinary shareholder(s) in Metabolic as at the Record Date for this offer, wish to apply for new shares to the value set out below in accordance with the Terms and Conditions of the Share Purchase Plan as attached and, as set out in the accompanying letter dated 24 September 2003.

Applications must be made for a minimum of $1,000 worth of shares, with multiples of $1,000 thereafter, up to a maximum of $5,000 worth of shares.

Please mark one box only

- **Offer A** A$1,000
- **Offer B** A$2,000
- **Offer C** A$3,000
- **Offer D** A$4,000
- **Offer E** A$5,000

I/We enclose my/our payment for the amount shown above. I/We hereby authorise you to register me/us as the holder(s) of the Fully Paid Ordinary Shares allotted to me/us, and I/we agree to be bound by the Constitution of the company.

C **Certification**

For the purpose of the ASIC Class Order 02/831, you certify and confirm that the aggregate price for:

(a) shares you have applied for under this application; and

(b) any other shares you have applied for under this Plan or any other Company share purchase plan or similar arrangement in the 12 months prior to the date of your application, (including through joint and/or beneficial holdings) does not exceed $5,000.

Signature(s) Day / Month / Year

D **Enter your contact details**

Contact Name

Telephone Number - Business Hours / After Hours ( )

Cheque details - Make your cheque or bank draft payable to "Metabolic Pharmaceuticals Limited - Share Purchase Plan Account".

E

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$
				A$

The directors reserve the right to make amendments to this form where appropriate. Please refer to the lodgement instructions overleaf.

This form may not be used to effect an address change. Please contact Computershare Investor Services Pty Limited on 1300 850 505 for an appropriate form, or download a Change of Address Notification form from www.computershare.com

See back of form for completion guidelines

How to complete this form

Acceptance of the Share Purchase Plan offer

A **Registration Name(s)**

Your name and address as it appears on the Register of Metabolic Pharmaceuticals Limited.

B **The Offer**

You can apply for shares for a minimum value of A$1,000 up to a maximum value of A$5000 in the denominations provided.

C **Certification**

Shareholder(s) to sign. If signed under power of attorney, the attorney states that they have not received a notice of revocation of that power.

D **Contact Details**

Enter your contact details. These are not compulsory but will assist us if we need to contact you.

E **Payment**

Make your cheque or bank draft payable to Metabolic Pharmaceuticals Limited Share Purchase Plan Account in Australian currency and cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian Bank.

Complete the cheque details in the boxes provided. The total amount must agree with your selection made in section B.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Share Purchase Plan Form being rejected. Pin (do not staple) your cheque(s) to the Share Purchase Plan Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded.

If you want to participate in this offer, please carefully read the Terms and Conditions of the offer attached.

This is an important document and requires your immediate attention. If you are in any doubt about how to deal with it, please consult your financial or other professional advisor.

Lodgement of Share Purchase Plan Application Form

Share Purchase Plan Forms must be received at the Melbourne office of Computershare Investor Services Pty Limited by no later than 5.00pm AEST on 22 October 2003. Return the Share Purchase Plan Form to:

Computershare Investor Services Pty Limited
GPO Box 52
MELBOURNE VIC 8060
AUSTRALIA

OR

Computershare Investor Services Pty Limited
Level 12
565 Bourke Street
MELBOURNE VIC 3000
AUSTRALIA

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning the Share Purchase Plan Offer please contact Computershare Investor Services Pty Limited on telephone 1300 850 505.

1 S P P

M B P

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 52
Melbourne Victoria 8060
Australia

INVESTMENT STATEMENT

provided to New Zealand resident shareholders in

METABOLIC PHARMACEUTICALS LIMITED

ABN 96 083 866 862

in respect of a

SHARE PURCHASE PLAN OFFER

for the issue of further ordinary shares in Metabolic Pharmaceuticals Limited at an issue price discounted to the market price on the Australian Stock Exchange up to a maximum limit of A5,000 per shareholder

Date prepared – 24 September 2003

IMPORTANT INFORMATION

(The information in this section is required under the New Zealand Securities Act 1978)

Investment decisions are very important. They often have long term consequences. Read all documents carefully. Ask questions. Seek advice before committing yourself.

Choosing an investment

When deciding whether to invest, consider carefully the answers to the following questions that can be found in the sections noted below:

	Section
What sort of investment is this?	1
Who is involved in providing it for me?	2
How much do I pay?	3
What are the charges?	4
What returns will I get?	5
What are my risks?	6
Can the investment be altered?	7
How do I cash in my investment?	8
Who do I contact with enquiries about my investment?	9
Is there anyone to whom I can complain if I have problems with the investment?	10
What other information can I obtain about this investment?	11

In addition to the information in this document, important information can be found in the Offer Document for the investment prepared by Metabolic dated 24 September 2003 ('Offer Document'). You are entitled to a copy of that Offer Document on request.

In this document the expression $A refers to Australian dollars, the lawful currency of Australia.

Choosing an investment adviser

You have the right to request from any investment adviser a written disclosure statement stating his or her experience and qualifications to give advice. That document will tell you:

- whether the adviser gives advice only about particular types of investments; and
- whether the advice is limited to the investments offered by one or more particular financial organisations; and
- whether the adviser will receive a commission or other benefit from advising you.

You are strongly encouraged to request that statement. An investment adviser commits an offence if he or she does not provide you with a written disclosure statement within five working days of your request. You must make the request at the time the advice is given or within one month of receiving the advice.

In addition:

- if an investment adviser has any conviction for dishonesty or has been adjudged bankrupt, he or she must tell you this in writing; and
- if an investment adviser receives any money or assets on your behalf, he or she must tell you in writing the methods employed for this purpose.

Tell the adviser what the purpose of your investment is. This is important because different investments are suitable for different purposes.

Exemption from application of the New Zealand Securities Act

This Investment Statement is prepared, and the offer of shares in Metabolic Pharmaceuticals Limited ('Metabolic' or the 'Company') is made, in accordance with the provisions of the Securities Act (Overseas Companies) Exemption Notice 2002.

EXPLANATION OF DOCUMENTS

The terms of the Share Purchase Plan Offer are contained in the following documents provided to shareholders:
(a) Letter from Company Secretary
(b) Share Purchase Plan Terms and Conditions
(c) Application Form
(together referred to as the "Offer Documents").

This Investment Statement is an additional document provided to New Zealand resident shareholders to comply with the requirements of the New Zealand Securities Act. It is to be read subject to the terms of the Offer Documents.

1. What sort of investment is this?

Metabolic is offering to shareholders the opportunity to acquire further ordinary shares in Metabolic ('**new shares**') for an issue price which is at a discount to the market price on the Australian Stock Exchange ('**ASX**') under the Metabolic Share Purchase Plan ('Plan').

Participation in the Plan is open to all shareholders registered as holders of ordinary shares of Metabolic at 5.00pm AEST on 19 September 2003 and whose address on the Metabolic share register is in Australia or New Zealand.

The Directors of Metabolic have determined it is not lawful or practical for shareholders in jurisdictions other than New Zealand or Australia to participate in the Plan.

Participation is entirely at the option of shareholders.

The offer is non-renounceable.

The details of the offer are contained in the Offer Documents and are summarised as follows:

- The funds raised under this offer will be used towards the further development of Metabolic's projects including obesity drug AOD9604.
- Each registered shareholder may apply for up to $A5,000 worth of new shares under each offer (or such lesser amount as the Board may determine in its discretion). The minimum application amount is $A1,000. Larger amounts may be subscribed up to the maximum $A5,000 in multiples of $A1000.
- Each registered shareholder may only apply for up to the maximum limit of $A5,000, in any consecutive 12 month period under the Plan
- These limits apply to each shareholder regardless of whether he or she holds shares in more than one capacity – for example as a sole shareholder and as a first (or subsequent) named holder of two or more joint holders. These limits will apply even if a shareholder receives more than one offer in a year from the company (for example, because a shareholder is a joint holder of shares or because a shareholder holds more than one shareholding under separate share accounts).
- The Directors reserve the right at their discretion to amend, suspend or cancel the Plan at any time and adopt any administrative procedures it thinks appropriate in relation to the Plan. If the Plan is cancelled, all application money received from shareholders will be returned to shareholders.
- The price per share for each new share issued under this offer (issue price) is an amount equal to the weighted average market price during the five business days immediately preceding the closing date for the offer (being 22 October 2003) on which shares are traded ('pricing period'), less a discount of 10% (or such discount as the Board may determine from time to time).
- Shares to be issued under the Plan will be issued as soon as reasonably practicable after the closing date of the relevant offer.
- New shares issued under the Plan will rank equally in all respects with all other fully paid ordinary shares in Metabolic on the date of issue and will therefore carry the same voting rights, dividend rights and other entitlements as those shares.

- Application for the shares to be listed for quotation on the official list of the ASX will be made by Metabolic promptly after issue of the shares under this Plan. It is anticipated that the shares will be quoted on the ASX on or about 31 October 2003. Holding statements or confirmation advice should be received by shareholders shortly after this date.

- **Duly completed applications for shares under the offer must be received by the Share Registry by 5.00pm AEST on Wednesday, 22 October 2003 using the application form provided as one of the Offer Documents.**

2. Who is involved in providing it for me?

Information about Metabolic can be found at www.metabolic.com.au, which includes access to Metabolic's recent Annual Reports.

Metabolic can be contacted as follows:

By mail: Level 3,
509 St. Kilda Road,
Melbourne, Vic. 3004
Australia.

By Telephone: +61 3 9860 5700:
By Facsimile: +61 3 9860 5777

3. How much do I pay?

The amount payable by each shareholder is an amount equal to the volume weighted average price over the five business days immediately preceding the closing date of this offer on which shares were traded, less a discount of 10% (or such discount as the Board may determine from time to time).

The market price of Metabolic shares on the ASX may rise or fall between the date of this offer, the date the offer closes and the date when Metabolic issues shares to you. The issue price per share under the offer may be more or less than the price of Metabolic shares at the time the shares are issued to shareholders under the Plan.

Applications may only be made on the application form accompanying the Offer Document.

You should return the duly completed application form together with your payment (not being less than the minimum application of $A1,000 or more than the maximum limit of $A5,000.) **by 5.00pm AEST on Wednesday, 22 October 2003** to:

Computershare Investor Services Pty Limited

by Delivery	**OR**	*by Post*
Level 12 565 Bourke Street MELBOURNE VIC 3000 AUSTRALIA		GPO Box 52 MELBOURNE VIC 3001 AUSTRALIA

4. What are the charges?

There are no brokerage, commissions, stamp duty or other transaction charges payable by shareholders to receive shares under the offer.

5. What returns will I get?

All ordinary shares rank equally for dividends (if any) declared by Metabolic.

Depending on the individual shareholder's tax position, Australian withholding tax on dividends may be deducted. Investors should obtain their own tax advice.

6. What are my risks?

Many things influence the price of securities listed on ASX. Many of these are outside the control of Metabolic. Inflation, commodity prices, currency fluctuation, interest rates, supply and demand, industrial disruption and changes in legislation can affect operating costs and stock market values.

No guarantee or promise of any particular return, the return of capital invested or returns being received on given dates, is given by Metabolic or any other related company or person.

The Constitution of Metabolic provides that the liability of each shareholder is limited to its shareholding investment. A shareholder is not required to indemnify Metabolic or a creditor of Metabolic against any liability of Metabolic in respect of his or her shareholding.

If Metabolic becomes insolvent or is wound up, the assets of the Metabolic are called in and applied first to meet the claims of any creditors of Metabolic (whether preferred, secured or unsecured). Then, the remaining balance of the assets of Metabolic will be distributed to shareholders proportionately to the number of shares held.

7. Can the investment be altered?

The terms of the shares on issue can only be altered by a special resolution of shareholders amending the constitution of Metabolic.

8. How do I cash in my investment?

Metabolic will, promptly after issue of shares under the Plan, make application for the shares to be listed for quotation on the official list of the ASX.

Shares are transferable by their holders. However, offers made under the Plan are not renounceable. This means that shareholders cannot transfer their right to acquire shares under the Plan to another person.

Whether shareholders will be able to sell their shares will depend on the market at the time. Shares may be sold on the ASX or off market. Broker's fees may be payable in respect of a sale of shares.

Shareholders wishing to realise their investments should contact their broker or other financial adviser to receive advice.

9. Who do I contact with enquiries about my investment?

All enquiries should be directed to Metabolic's Share Registry:

Computershare Investor Services Pty Limited

by Delivery	**OR**	*by Post*
Level 12 565 Bourke Street MELBOURNE VIC 3000 AUSTRALIA		GPO Box 52 MELBOURNE VIC 3001 AUSTRALIA

1300 850 505 (within Australia) or
+613 96 155 970 (for New Zealand callers)

10. Is there anyone to whom I can complain if I have problems with the investment?

If a shareholder has any complaints about the securities, they can direct those complaints to the Company Secretary of Metabolic at the address and contact number set out below.

The Company Secretary
Metabolic Pharmaceuticals Limited
Level 3
509 St. Kilda Road,
MELBOURNE VIC 3001
AUSTRALIA

Telephone: +61 3 9860 5700
Facsimile: +61 3 9860 5777

Any shareholder's complaints in respect of Metabolic's conduct or in relation to the securities can be made to the Australian Securities and Investments Commission in Melbourne at the address and contact number set out below:

Australian Securities & Investments Commission
485 Latrobe Street
MELBOURNE, VIC 3000
AUSTRALIA

Telephone +61 3 9280 3200
Facsimile: +61 3 9280 3385

There is no ombudsman or similar public officer to whom complaints about this investment can be made.

11. What other information can I obtain about this investment?

You should have received the Offer Document. If you have not received the Offer Document, this can be obtained free of charge, by contacting Metabolic's Share Registry:

Computershare Investor Services Pty Limited

Level 12
565 Bourke Street
MELBOURNE VIC 3000
AUSTRALIA

or
GPO Box 52
MELBOURNE VIC 3001
AUSTRALIA

Telephone: 1300 850 505 (within Australia) or
Telephone: +613 96 155 970 (for New Zealand callers)

Shareholders in Metabolic receive a copy of the Annual Report including the Annual Financial Statements of Metabolic.

You may request copies of the following information about your investment at any time:

- a copy of the Constitution (including all amendments):
- a copy of the Offer Document;
- a copy for the most recent financial statements; and
- a copy of the current investment statement.

You should direct your request for this information to:

Computer Share Investor Services Pty Limited

Level 12
565 Bourke Street
MELBOURNE VIC 3000
AUSTRALIA
or
GPO Box 52
MELBOURNE VIC 3001
AUSTRALIA

(Telephone: 1300 850 505 (within Australia) or +613 96 155 970 for New Zealand callers)

The information will be provided to you following payment of the required charge (if any).

Additional Statements for New Zealand Investors

1. Allotments of the shares offered by Metabolic will be made in the manner specified in the Offer Document issued by Metabolic and in the manner prescribed under the law of Victoria, Australia.

2. Investors should satisfy themselves as to the tax implications of investing in the shares.

3. Investing in the securities of an Australian issuer may carry with it a currency exchange risk.

4. The financial reporting requirements applying in New Zealand and those applying to Metabolic may be different and the financial statements of Metabolic may not be compatible in all respects with financial statements prepared in accordance with New Zealand law.

5. Metabolic may not be subject in all respects to New Zealand law.

6. The subscription contract in respect of the shares may not be enforceable in New Zealand courts.

7. The Offer Document has not been registered in New Zealand under New Zealand law and may not contain all the information that a New Zealand registered prospectus is required to contain.

8. It is not a requirement of the laws permitting this offer to be made in New Zealand that Metabolic be listed on the New Zealand Stock Exchange. As Metabolic is not listed on the New Zealand Stock Exchange, New Zealand resident investors may not have access to information concerning Metabolic in the same way as investors have in relation to an issuer listed on the New Zealand Stock Exchange.

metabolic

Eminent US opinion leaders appointed to Clinical Advisory Panel

22 September 2003

We are pleased to announce that Metabolic has formed a US Clinical Advisory Panel to advise and consult with Metabolic on the further clinical development of obesity drug AOD9604. Three eminent US research clinicians in obesity have agreed to serve on the Panel.

The panel members in alphabetical order are Louis Aronne, George Bray and Michael Jensen.

Dr. Louis Aronne currently holds the position of Vice President of the North American Association for the Study of Obesity and has been involved in obesity research and treatment since 1986. He is a Clinical Associate Professor of Medicine at Weill Medical College of Cornell University in New York and is an adjunct Clinical Associate Professor at Columbia University College of Physicians and Surgeons. Dr. Aronne has been directly involved in the clinical development of current and future pharmaceutical treatments for obesity. He is the originator and a Director of the Comprehensive Weight Control Program, a multidisciplinary research and treatment center in New York. He edited The Practical Guide: Identification, Evaluation and Treatment of Overweight and Obesity in Adults, a publication of the National Institutes of Health, National Heart Lung and Blood Institute, and North American Association for the Study of Obesity.

Dr. George Bray holds the position of Boyd Professor at Louisiana State University and is a professor of medicine at the LSU Medical Center. Prior to his tenure at LSU, Dr. Bray was Professor of Medicine and of Physiology and Biophysics at the University of Southern California and Chief of Diabetes and Clinical Nutrition, at the Los Angeles County General Hospital in Los Angeles. He is internationally recognized as an authority on obesity and the various medical conditions associated with obesity. Until recently Dr Bray was the executive director of Pennington Biomedical Research Center in Baton Rouge, Louisiana. Over his 43 years in the field of medicine with a strong focus on obesity, Dr. Bray has authored over 1,300 scientific papers and abstracts, has given over 200 invited lectures and over 100 radio and television interviews, and has been awarded 14 research grants centered on his research interests.

Michael D. Jensen, M.D. is a Professor of Medicine at Mayo Clinic, Rochester, Minnesota and is a consultant in the Division of Endocrinology, Diabetes & Metabolism. He is actively involved in the North American Association for the Study of Obesity, serving as the President in 2002 and Secretary/Treasurer from 1995-1998. He is on the editorial boards of the American Journal of Physiology: Endocrinology & Metabolism and Diabetes. His clinical interests are primarily focused on obesity and diabetes mellitus and his research involves the study of obesity, body fat distribution, fatty acid and energy metabolism. He is the recipient of several grant awards from the National Institutes of Health and the National Institutes of Aging. Dr. Jensen has published more than 100 research articles, reviews and book chapters.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating metabolic disorders including obesity, type 2 diabetes, osteoporosis and iron overload.

AOD9604 for obesity is a peptide analogue of a fragment of human growth hormone which Metabolic believes has the potential to provide a safer and more effective pharmaceutical treatment for obesity. The drug, discovered by scientists at Monash University, reduces body fat by mimicking natural hormonal regulation of fat metabolism.

*Further details are available from the Company's website - **www.metabolic.com.au**.*

Contact Information:

CEO – Chris Belyea - +61 3 9860 5700
Vice President Corporate Development – David Kenley – +61 3 9860 5700

metabolic

For release: 30 September

Metabolic acquires commercial rights to high potential analgesic compound

In-licensed for development

Metabolic today announced the in-licensing of an exciting new analgesic[1] compound called ACV1, which was discovered by Associate Professor Bruce Livett and fellow scientists associated with the University of Melbourne.

Owing to the success and advanced stage of efficacy testing already performed on the compound, Metabolic will accelerate the commencement of a pre-clinical toxicity program.

Metabolic has acquired from the inventors the exclusive worldwide license to commercialise ACV1, in return for milestone and royalty payments.

ACV1 is a peptide[2] compound discovered in the venom of the Australian marine cone snail, *Conus Victoriae,* which has been found to have profound analgesic properties.

Background

Cone snails have evolved a rich cocktail of peptides in their venom, which together act by a variety of mechanisms in the nervous system to quickly immobilize or kill their prey. The potential of cone snail venoms as a source of new therapies has been recognized for many years, and the first such compound to be commercialised is the analgesic Ziconotide being developed by Elan Pharmaceuticals[3]. Ziconotide acts by blocking a component of the central nervous system called the N-type calcium channel and must be injected into the spine (directly into the central nervous system) so as to avoid adverse reductions in blood pressure which would otherwise occur.

ACV1 acts by an entirely novel mechanism, specifically blocking a subtype of a broad class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). Unlike other cone snail venoms, ACV1 is effective and without apparent adverse effects when administered by convenient routes such as subcutaneous injection[4], providing substantial pain relief in models of nerve pain. Nerve (neuropathic) pain is the category of pain having the greatest need for improved drugs, as discussed below.

An additional unique feature is that ACV1 also appears from the animal data to accelerate the functional recovery of injured nerves.

---

[1] An analgesic is a drug that alleviates pain

[2] A peptide is a molecule made up of a short string of amino-acid building blocks. Proteins are long strings of amino acids.

[3] It is uncertain whether Ziconotide will obtain marketing approval from the regulatory authorities.

[4] A subcutaneous injection is an injection under the skin, as opposed to in the muscle.

Current therapies for neuropathic pain

In contrast to acute pain resulting from tissue injury, neuropathic pain results from aberrant activity of damaged nerves. Neuropathic pain typically responds poorly to conventional analgesics such as morphine or aspirin. Current therapy for neuropathic pain relies largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have well-documented side-effects and only limited efficacy for this indication.

ACV1 to be progressed immediately into preclinical toxicity study program

The inventors of ACV1 have amassed a large amount of efficacy data on the compound in animal models, and independent tests are consistent with their findings. Metabolic has therefore decided that the results are sufficiently conclusive to progress the compound immediately into preclinical toxicity studies. This pushes ACV1 ahead of Metabolic's other three projects, and becomes the second most advanced project in the Company's development pipeline, behind its AOD9604 obesity drug.

Manufacturing of batches of ACV1 and preliminary testing is already underway. Formal preclinical toxicity studies are expected to commence in early-2004.

The first clinical indication for which ACV1 is likely to be targeted is neuropathic pain associated with diabetes, a market with billion dollar annual sales potential.

Metabolic's expenditures on ACV1 over the next year have previously been budgeted for and the Company has sufficient cash on hand to advance all of its development projects this financial year.

Market projections

Analysts predict that a safe and effective therapy for neuropathic pain would gain immediate acceptance by doctors. With the market for analgesics to treat neuropathic pain estimated at several billion dollars, an effective therapy could potentially reap similar rewards to the blockbuster COX-2-selective anti-inflammatory analgesics - such as Celebrex - which are currently serving the arthritis pain market.

Publications

A paper detailing ACV1 has recently been published:

Sandall DW et al (2003). *A novel alpha-conotoxin identified by gene sequencing is active in suppressing the vascular response to selective stimulation of sensory nerves in vivo.* Biochemistry 2003 Jun 10; 42(22):6904-11.

Patents

International Patent Application No. PCT/AU02/00411 filed in 2002 covers the ACV1 compound and the analgesic uses of a broad class of compounds blocking neuronal nAChRs, and has been exclusively licensed to Metabolic. The application has completed the international phase and is entering national phase in key markets. When granted, protection will last until at least 2022.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity, pain, type 2 diabetes, osteoporosis and iron overload.

AOD9604 for obesity is the company's most advanced project, currently in Phase 2 human clinical trials. It is a peptide analogue of a fragment of human growth hormone which Metabolic believes has the potential to provide a safer and more effective pharmaceutical treatment for obesity. The drug, discovered by scientists at Monash University, reduces body fat by mimicking natural hormonal regulation of fat metabolism.

Further details are available from the Company's website - **www.metabolic.com.au**.

Contact Information:

Metabolic

Chris Belyea CEO
Ph +61 3 9860 5700 **chris.belyea@metabolic.com.au**

David Kenley VP Corporate Development
Ph +61 3 9860 5700 **david.kenley@metabolic.com.au**

The inventors

John Grace, CEO Nextec Biosciences
Ph 0402 033 205

metabolic

For release: 30 September 2003

Investor Update

We are pleased to provide this update on the company's activities:

- AOD9604 Phase 2b human clinical trial commencement on track
- New analgesic compound ACV1 in-licensed
- Progress on other projects

Note: Metabolic's 2003 Annual Report is being released today. The Company has also lodged with the ASX a separate announcement on its in-licensing of ACV1.

1. AOD9604 Obesity Drug

Preparations are on track for commencement of the Company's 300 patient Phase 2b human clinical trial of AOD9604 obesity drug, with the first patients expected to commence treatment in late-October.

The double-blind placebo-controlled trial involves the participation of five leading Australian hospitals. The primary aim of the study is to assess weight loss after three months daily dosing in male and female obese subjects.

Ethics approval at the five clinical trial sites has been obtained, with final documentation completed at three sites and the other two imminent. Patient screening has formally commenced at one site, with the first patients are expected to commence treatment by late-October.

Metabolic also announced on 22 September the formation of a US Clinical Advisory Panel, comprising three eminent US research clinicians on obesity. The role of the panel is to advise and consult with Metabolic on the further clinical development of obesity drug AOD9604.

In August 2003 the Industry Research and Development Board approved a grant to Metabolic of up to $2.1 million in dollar-for-dollar funding under the Commonwealth Government's R&D START Program. Funds will be used in the conduct of the Company's Phase 2b clinical trial of AOD9604.

METABOLIC PHARMACEUTICALS LIMITED ABN 36 083 366 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

2. New analgesic compound ACV1 in-licensed

The Company is pleased to announce the in-licensing of an exciting new analgesic compound called ACV1, which was discovered by Associate Professor Bruce Livett and fellow scientists associated with the University of Melbourne.

Because of the success and advanced stage of efficacy testing already performed on the compound, Metabolic will accelerate the commencement of a pre-clinical toxicity program.

In terms of development being undertaken by Metabolic, ACV1 now sits second behind AOD9604. Metabolic has the exclusive worldwide license to commercialise ACV1.

A separate detailed announcement has been made today on this project.

3. Progress on other projects

MBP0250/0260 for osteoporosis

MBP0250 and MBP0260 are peptide fragments of the hormones amylin and adrenomedullin respectively, invented by Prof. Ian Reid and Assoc. Prof. Jillian Cornish at the Auckland University Bone Research Group. They are being developed primarily for the treatment of osteoporosis and in March 2002 were exclusively licensed to Metabolic from Auckland Uniservices Ltd.

The Auckland researchers have found that both compounds can be dosed to high levels in rodents without apparent ill effect and show bone building effects on one daily subcutaneous dosing of a similar magnitude to PTH, the major competing class of bone anabolic compounds in research.

Since activating this project in March 2002, Metabolic has embarked on a program of further preclinical assessment of MBP0250 and MBP0260 in animal models of osteoporosis and other bone models. These studies have so far identified the likely dose range over which bone building activity is observed, and further experiments are being performed to provide confirmation.

We aim to have accumulated sufficient animal efficacy data by early 2004 to provide a decision point on whether to advance one of MBP0250 and MBP0260 to preclinical safety studies in preparation for clinical trials.

ADD9918/9922 for type 2 diabetes

These compounds are analogs (slight modifications) of a functional-region of the human insulin molecule. They have been found to alleviate diabetic conditions in animal models and are under assessment by Metabolic as potential treatments for type 2 diabetes.

Scientists at the Metabolic laboratory have made progress on identifying the likely cause of inconsistent results from some experiments performed in the previous year. The cause appears to relate to manufacturing specifications, and further *in vivo* experiments will commence soon on new batches of compound. Once the previous encouraging *in vivo* results are reproduced, the process of selection of a lead candidate will resume.

An international patent application filed in March 2001 has passed preliminary examination and entered national phase.

MBP0201 for iron overload

MBP0201 is an iron chelator compound for the treatment of iron overload conditions. The project was exclusively licensed from Sydney's Heart Research Institute in March 2002. The compound has been shown to enhance the excretion of iron in laboratory rodents after oral administration, and is being assessed by Metabolic for its potential as an orally-dosed treatment for iron overload disorders such as beta-thalassemia, sickle cell anemia and hereditary hemochromatosis.

In August 2002 the Industry Research and Development (IR&D) Board approved a grant to Metabolic under the Biotechnology Innovation Fund for this project, providing up to $234,700 in dollar-for-dollar funding over two years.

Testing of the efficacy and tolerability of MBP0201 in animal models of iron overload is currently in progress. These tests are expected to be complete in late 2003 when a decision on the further development of MBP0201 into formal toxicity tests will be made.

4. Next Update

The next update will be provided in late October at commencement of dosing in the Phase 2b clinical trial of obesity drug AOD9604.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity, pain, type 2 diabetes, osteoporosis and iron overload.

AOD9604 for obesity is the company's most advanced project, currently in Phase 2 human clinical trials. It is a peptide analogue of a fragment of human growth hormone which Metabolic believes has the potential to provide a safer and more effective pharmaceutical treatment for obesity. The drug, discovered by scientists at Monash University, reduces body fat by mimicking natural hormonal regulation of fat metabolism.

Further details are available from the Company's website - **www.metabolic.com.au**.

Contact Information:

Chris Belyea CEO
Ph +61 3 9860 5700 **chris.belyea@metabolic.com.au**

David Kenley VP Corporate Development
Ph +61 3 9860 5700 **david.kenley@metabolic.com.au**

22

metabolic

For release: 3 October 2003

New Appointments: VP Corporate Development and Joint Company Secretary

Metabolic Pharmaceuticals today announced that Mr David Kenley has been appointed Vice President, Corporate Development. He will be responsible for the Company's investor relations activities and work closely with CEO, Dr Chris Belyea, on strategic planning issues and identification of potential commercial partners and opportunities.

Mr Kenley has previously undertaken CFO and Company Secretary duties with Metabolic.

Ms Belinda Shave has been promoted from the position of Financial Accounting Manager to Financial Controller, and will also share Company Secretary responsibilities with Mr Kenley.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity, pain, type 2 diabetes, osteoporosis and iron overload.

AOD9604 for obesity is the company's most advanced project, currently in Phase 2 human clinical trials. It is a peptide analogue of a fragment of human growth hormone which Metabolic believes has the potential to provide a safer and more effective pharmaceutical treatment for obesity. The drug, discovered by scientists at Monash University, reduces body fat by mimicking natural hormonal regulation of fat metabolism.

Further details are available from the Company's website - **www.metabolic.com.au**.

Contact Information:

Chris Belyea CEO
Ph +61 3 9860 5700 **chris.belyea@metabolic.com.au**

David Kenley VP Corporate Development
Ph +61 3 9860 5700 **david.kenley@metabolic.com.au**

23

metabolic

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

STOCK EXCHANGE ANNOUNCEMENT
14 October, 2003

Sale of Shares by Monash University

Monash University, a substantial shareholder, has advised that it has today sold 6 million shares through the market to a range of institutions and larger private shareholders.

Metabolic has been advised by Monash that this sale was necessitated in order to allow it to continue its leading edge medical research under current tight budgetary conditions.

Monash has confirmed that it regards itself as a long term investor in Metabolic and has agreed to place the balance of its holding in voluntary escrow for a period of at least two years.

Metabolic confirms that its phase 2b, 3 month weight loss human clinical trial remains on track with dosing expected to commence within the next two weeks.

About Metabolic
Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating metabolic disorders including obesity, type 2 diabetes, osteoporosis and iron overload.

AOD9604 for obesity is a peptide analogue of a fragment of human growth hormone which Metabolic believes has the potential to provide a safer and more effective pharmaceutical treatment for obesity. The drug, discovered by scientists at Monash University, reduces body fat by mimicking natural hormonal regulation of fat metabolism.

Further details are available from the Company's website - www.metabolic.com.au.

Contact Information:
Vice President Corporate Development – David Kenley – +61 3 9860 5700

24

metabolic

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

STOCK EXCHANGE ANNOUNCEMENT
14 October, 2003

APPOINTMENT OF ABN AMRO MORGANS LIMITED AS LEAD MANAGER & BROKER TO METABOLIC'S SHARE PURCHASE PLAN OFFER

Further to the Company's announcement on 24 September 2003 of a second offer under Metabolic's Share Purchase Plan, we are pleased to confirm that ABN AMRO Morgans Limited has been appointed as lead manager and broker to the issue.

Please note that in addition to a management fee, ABN AMRO Morgans, along with all other brokers, will be entitled to a stamping fee of 1.5%.

This appointment does not alter the pricing of the issue or the closing date, being 5.00pm EST on 22 October 2003.

Further details are available from the Company's website - *www.metabolic.com.au.*

Contact Information:
Vice President Corporate Development – David Kenley – +61 3 9860 5700

25

KPMG

KPMG Legal (Vic) Pty Ltd A.B.N. 31 079 277 062

KPMG House
161 Collins Street
Melbourne Vic 3000
Australia

GPO Box 2291U
Melbourne Vic 3001
Australia

Telephone: +61 (3) 9288 5555
Fax: +61 (3) 9288 6287
DX 30824 Melbourne
www.kpmg.com.au

To	Company Announcements Office Australian Stock Exchange Limited Fax: 1900 999 279 Metabolic Pharmaceuticals Limited Fax: (03) 9860 5777	**From**	Richard Eager
		Telephone	+61 3 9288 5448
		Fax	+61 3 9288 6666
Date	16 October 2003	METABOLIC03-FaxCompAnnRE1016-MLF.doc	Page 1 of 3
Subject	**Metabolic Pharmaceuticals Limited (ASX code MBP)** **Form 604 Notice of Change of Interests of Substantial Holder**		

On behalf of Monash Investment Holdings Pty Ltd ACN 575 453 241 as trustee for Monash Investment Trust, Monash Commercial Pty Ltd ACN 095 891 722 and Monash University (together the "Monash Investment Group") we enclose Form 604 Notice of Change of Interests of Substantial Holder in relation to Metabolic Pharmaceuticals Limited dated 15 October 2003.

Yours faithfully

R Eager

Richard Eager
Special Counsel

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Metabolic Pharmaceuticals Limited

ACN/ARSN: 083 866 862

1. Details of substantial holder(1)

Name: Monash Investment Holdings Pty Ltd ATF Monash Investment Trust ("Monash Investment Group")

ACN/ARSN (if applicable): 575 453 241

There was a change in the interests of the substantial holder on: 14 / 10 / 03

The previous notice was given to the company on: 28 / 08 / 03

The previous notice was dated: 28 / 08 / 03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	27,677,520	12.79%	21,677,520	10.01%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
14/10/03	Monash Investment Group	Sale	$6,300,000	6,000,000 ordinary shares	6,000,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Monash Investment Group	Same		Holder	21,677,520 ordinary shares	21,677,520

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Monash Investment Holdings Pty Ltd	Building 3B, Monash University, Victoria 3800
Monash Commercial Pty Ltd	As above
Monash University	As above

Signature

print name Alison Crook capacity Director, Monash Investment Holdings Pty Ltd

sign here [signature] date 15 / 10 /03

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

26

CIRCADIAN TECHNOLOGIES LIMITED
ABN 32 006 340 567

10 Wallace Avenue, Toorak
Victoria 3142 Australia

P.O. Box 23, Toorak,
Victoria 3142 Australia

Telephone: +61 3 9826 0399
Fax: +61 3 9824 0083

23 October 2003

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Re: Capital Management and Share Sale

The company advises that it has sold 6 million fully paid ordinary shares in Metabolic Pharmaceuticals Limited ("Metabolic") to local and overseas investors which will broaden that company's shareholder base. Circadian retains 48 million ordinary shares in Metabolic representing 22% of the issued capital of that company. Circadian will be voluntarily escrowing the balance of its Metabolic shareholding for a period of 12 months.

Biotechnology companies in Australia and the US have recently taken the opportunity to raise funds by placements and share purchase plans to improve their cash reserves to fund ongoing research and development. However, this form of fund raising was not considered desirable at the present time by Circadian as the value of its listed share portfolio and cash is $3.28 per share compared with a market value of $2.31 per share representing a discount of 30% (values as at close of trade on 22 October 2003). These values do not ascribe any value to Circadian's neuroscience portfolio and other research projects, intellectual property and holdings in its unlisted entities, Syngene Limited and CancerProbe Pty Ltd.

On 24 April 2003, in light of the discount at that time, Circadian embarked on a buy-back of its shares and together with the sale of 6 million ordinary shares in Metabolic, the company has been able to improve its capital position.

Upon receipt of the proceeds from the sale, the company's cash balance will be $18.8 million. Circadian has no borrowings.

Yours sincerely

Natalie Korchev
Company Secretary

ABOUT CIRCADIAN TECHNOLOGIES LIMITED

Circadian Technologies Limited (ASX: CIR) was listed on the Australian Stock Exchange in 1985 and provides management and funding for the development and commercialisation of Australian biomedical research.

It aims to identify high potential scientific research projects from within Australian universities and research institutes, focussing on opportunities which have the potential to address large markets or significant unmet medical needs. Circadian is able to provide funds for further development in addition to providing the management expertise that is essential if the project is to meet its goal of commercialisation.

Circadian has shareholdings in Optiscan Imaging Limited, Metabolic Pharmaceuticals Limited, Antisense Therapeutics Limited and U.S. based Axon Instruments Inc, companies in which Circadian has been involved in providing management, funding and/or assistance in their listing. Circadian is also the largest shareholder in Amrad Corporation Limited, an Australian pharmaceutical research company.

In addition to retaining shareholdings in these companies, Circadian maintains an active research and development program. Its core neurosciences research projects aim to develop a new treatment specifically for Alzheimer's disease, to develop novel compounds for the treatment of a range of neurodegenerative disorders such as stroke, Parkinson's disease and Alzheimer's disease, to develop a family of new analgesics and to develop compounds with potential for enhancing memory. Other projects include a novel technology for identification of cancer markers, a new environmentally friendly process for manufacture of a key pharmaceutical raw material (ephedrine) and an extensive patent portfolio in an emerging technology in gene testing (known as in situ hybridisation).

CIRCADIAN TECHNOLOGIES LIMITED
ABN 32 006 340 567

10 Wallace Avenue, Toorak
Victoria 3142 Australia

P.O. Box 23, Toorak,
Victoria 3142 Australia

Telephone: +61 3 9826 0399
Fax: +61 3 9824 0083

23 October 2003

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

VIA FACSIMILE NO. 1900 999 279

No of Pages: 4

Dear Sir/Madam

Re: Change in Substantial Holding for Metabolic Pharmaceuticals Limited

We enclose Form 604 being a Notice of Change of Interests of Substantial Holder by Polychip Pharmaceuticals Pty Ltd, a wholly owned subsidiary of Circadian Technologies Limited.

The Notice of Change is in reference to the sale of 6,000,000 ordinary shares on 23 October 2003 in Metabolic Pharmaceuticals Limited resulting in a decrease from 24.9% to 22.2% of that company's issued capital.

Yours sincerely

N. Korchev

Natalie Korchev
Company Secretary

FORM 604
Corporations Act 2001
Section 671B

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

To: **METABOLIC PHARMACEUTICALS LIMITED ("Metabolic")**

ACN: **083 866 862**

1. **Details of substantial holder (1)**

Name: **POLYCHIP PHARMACEUTICALS PTY LTD (A WHOLLY OWNED SUBSIDIARY OF CIRCADIAN TECHNOLOGIES LIMITED) ("Polychip")**

ACN: **006 455 456**

There was a change in the interests of the substantial holder on **23/10/03**

The previous notice was given to the company on **Polychip Pharmaceuticals is a founding member of Metabolic Pharmaceuticals Limited and was a substantial holder at the time of incorporation of Metabolic and at the time of Metabolic's listing in November 1998. Polychip's shareholding in Metabolic changed for the first time on 23 October 2003, accordingly this is Polychip's first "Notice of change of interests of substantial holder" with respect to its shareholding in Metabolic.**

The previous notice was dated **See above.**

2. **Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice *		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	**54,000,000**	**24.9% (At the time of listing Polychip's voting power was 44%. This interest has been diluted since that date due to further issues of capital by Metabolic to 24.9% as at 22 October 2003.)**	**48,000,000**	**22.2%**

* Polychip Pharmaceuticals is a founding member of Metabolic Pharmaceuticals Limited and was a substantial holder at the time of incorporation of Metabolic and at the time of Metabolic's listing in November 1998. Polychip's shareholding in Metabolic changed for the first time on 23 October 2003, accordingly this is Polychip's first "Notice of change of interests of substantial holder" with respect to its shareholding in Metabolic.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected (no. of shares)
23/10/03	**Polychip Pharmaceuticals P/L**	**On market transactions.**	**$1.05**	**Ordinary**	**6,000,000**

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Polychip Pharmaceuticals Pty Ltd	**Polychip Pharmaceuticals Pty Ltd**	**Polychip Pharmaceuticals Pty Ltd**	**Beneficial Owner**	**Ordinary 48,000,000**	**48,000,000**

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address (Registered Office)
Polychip Pharmaceuticals Pty Ltd	**Rialto Towers, Level 23, 525 Collins Street, Melbourne**
Circadian Technologies Limited	**Rialto Towers, Level 23, 525 Collins Street, Melbourne**

Signature

Print Name: **Natalie Korchev** Capacity: **Company Secretary**

Sign here N. Korchev Date 23/10/2003

28

metabolic

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

STOCK EXCHANGE ANNOUNCEMENT
30 October, 2003

Share Purchase Plan raises in excess of $6.1 million
Shares issued at a price of $1.11
Total cash balance $19 million

Metabolic Pharmaceuticals Ltd (ASX : MBP) is pleased to report that the funds raised under its Share Purchase Plan (SPP) offer totalled in excess of $6.1 million from the issue of 5,525,833 shares at an issue price of $1.11.

Metabolic's current cash reserves stand at $19 million. The company has no borrowings.

As previously advised the funds raised under this offer will be applied towards the further development of the company's drug development pipeline with active programs aimed at treating obesity, neuropathic pain, type 2 diabetes, osteoporosis and iron overload.

Metabolic remains in a very strong financial position. The company has the funds necessary to complete its 300-patient Phase2B human clinical trial on obesity drug AOD9604 and with positive results to commence preparations for an early commencement of phase 3 studies.

The Board and management express their appreciation of the ongoing support of the company's shareholders and in particular those who participated in the Share Purchase Plan.

Further details are available from the Company's website - *www.metabolic.com.au.*

Contact Information:
Vice President Corporate Development – David Kenley – +61 3 9860 5700

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

29

metabolic

30 October, 2003

The Companies Section
Australian Stock Exchange Limited,
530 Collins Street,
MELBOURNE VIC 3000

Dear Sir,

Re: Annual General Meeting: 30 October, 2003

In accordance with Listing Rule 3.13.2, Metabolic Pharmaceuticals Limited advises that the resolutions as set out in the Notice of Annual General Meeting which has previously been lodged with the ASX and forwarded to shareholders, were today put to its Annual General Meeting and carried on a show of hands.

Validly appointed proxies totalling 78,880,832 shares, representing approximately 36.44% of the total issued shares in the Company, were received. The proxies were to be exercised as follows:

	In Favour	Against	Abstain	Chairman's Discretion
Ordinary Resolution 1: To receive and consider the financial statements of the Company				
Percentage of Proxies	99.31%	0%	0.21%	0.48%
No. of shares represented by Proxies	78,337,725	nil	167,064	376,043
Ordinary Resolution 2: To re-elect Frank Ng as a Director of the Company				
Percentage of Proxies	99.43%	0.01%	0.08%	0.48%
No. of shares represented by Proxies	78,434,789	8,000	62,000	376,043
Ordinary Resolution 3: To elect Roland Scollay as a Director of the Company				
Percentage of Proxies	99.43%	0.01%	0.08%	0.48%
No. of shares represented by Proxies	78,434,789	8,000	62,000	376,043

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Company Secretary

metabolic

For release: 6 November 2003

Phase 2B Clinical Trial commences

Metabolic is pleased to announce that patient recruitment on its Phase 2b clinical trial of obesity drug AOD9604 is well under way. We believe this to be the largest clinical trial undertaken by an Australian biotech company.

The trial is being conducted at five clinical trial sites across Adelaide, Melbourne (2 sites), Sydney and Brisbane.

Supplies of AOD9604 have been delivered to all sites and screening and preparation of subjects is well under way. The first enrolled patients are expected to begin treatment in the next few days.

Metabolic has a very large database of hopeful participants, following an overwhelming response to an item aired on Channel Nine's A Current Affair recently.

Primary Aim

The primary aim of the study is to evaluate the extent of weight loss achieved with AOD9604 treatment compared to placebo, with trial participants subjected to daily oral dosing over a three month period. Other parameters of interest to be measured include fat mass, blood cholesterol, glucose metabolism and perceived quality of life.

Trial Design

Three hundred obese but otherwise healthy people will participate in this ground-breaking trial.

The 300 trial subjects will be made up of men and women aged 30 to 65 years with a body mass index (or BMI, being weight in kg divided by the square of height in metres) of 35 or higher. This number of trial subjects has been chosen to ensure that a statistically significant difference between treatment and placebo groups is possible at the conclusion of the trial for all useful amounts of weight loss (i.e. at or above the amount achieved by existing weight loss drugs).

Medication will consist of capsules containing a daily dose of AOD9604 or placebo in either 0mg (placebo), 1mg, 5mg, 10mg, 20mg, or 30mg quantities. There will be 50 subjects in each dose group.

Phase 2a oral dosing trials already completed on AOD9604 (a single dose trial and a one-week multiple-dose trial) have indicated that this range of doses will cover the likely optimum dose, with strongest effects previously seen at the 10 mg dose.

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

Progress Reports and reporting of trial results

As the trial will be double-blind, none of the company, trial investigators or patients will know to which dose group each patient belongs during the progress of the trial. Consequently no-one will be able to determine whether the drug has worked until the last patient's data is complete, the database has been checked, the blind has been lifted and data analysis has been performed by an independent statistician. The only progress reports on the clinical trial prior to this time will relate to the rate of recruitment and estimated completion date.

The current time frame contemplates that the last subject will have completed the three month treatment period in Q2 2004 and that the key results will be reported in Q3 2004.

The results reported will contain the numerical data on average weight loss for each treatment group, statistical significance of the data compared to the placebo group and any other key findings of interest including safety and tolerability.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity, pain, type 2 diabetes, osteoporosis and iron overload.

AOD9604 for obesity is the company's most advanced project, currently in Phase 2 human clinical trials. It is an orally effective peptide analogue of a fragment of human growth hormone which Metabolic believes has the potential to provide a safer and more effective pharmaceutical treatment for obesity. The drug, discovered by scientists at Monash University, reduces body fat by mimicking natural hormonal regulation of fat metabolism.

Further details are available from the Company's website - **www.metabolic.com.au**.

Contact Information:

Chris Belyea CEO
Ph +61 3 9860 5700 **chris.belyea@metabolic.com.au**

David Kenley VP Corporate Development
Ph +61 3 9860 5700 **david.kenley@metabolic.com.au**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares (MBP)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,525,833
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 5,525,833 shares subscribed for by existing shareholders at $1.11 per share pursuant to an offer made under the company's Share Purchase Plan..

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$1.11 per share – total $6,133,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of 5,525,833 shares subscribed for by existing shareholders at $1.11 per share pursuant to an offer made under the company's Share Purchase Plan..
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	- 3,674,278 shares issued on 30 October 2003 - 1,851,555 shares issued on 6 November 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	221,989,605	MBP

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,562,004	MBPAM
2,050,000	MBPAO
1,010,000	MBPAQ
1,200,000	MBPAS

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: B Shave (Company secretary) Date: 6 November, 2003

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**EVERT VOS**
Date of last notice	**26 JUNE 2003**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECTLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 DECEMBER 2003
No. of securities held prior to change	50,000
Class	FULLY PAID ORDINARY SHARES (ASX CODE: MBP)
Number acquired	10,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,300
No. of securities held after change	60,000 ORDINARY FULLY PAID SHARES (ASX CODE: MBP)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares (MBP)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	580,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	580,000 MBPAQ Employee Options: - Exercise Price: $1.00 - Expiry Date: 23 November 2008.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	NOT APPLICABLE – UNQUOTED SECURITIES
5	Issue price or consideration	Nominal consideration of $6.00 for the grant of 580,000 MBPAQ Employee Options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To grant 6 employees a total of 580,000 MBPAQ Employee Options pursuant to the Metabolic Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 December, 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	221,989,605	MBP

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,562,004 2,050,000 1,590,000 1,200,000	MBPAM MBPAO MBPAQ MBPAS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BShave (Company secretary) Date: 23 December, 2003

Print name: BELINDA SHAVE

== == == == ==

metabolic

FACSIMILE HEADER

DATE: 29 DECEMBER, 2003

FROM: BELINDA SHAVE

TO: KATE KIDSON

COMPANY: AUSTRALIAN STOCK EXCHANGE LIMITED

FACSIMILE NO: 9614 0303

NO. OF PAGES: 1 (including this sheet)

Dear Ms. Kidson

Re: Price Query

We refer to your facsimile dated 29 December 2003 in relation to the increase in the price of Metabolic Pharmaceuticals Limited shares and provide the following answers to your queries:

1. *Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?*

   No.

2 *If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected than an announcement will be made?*

   Not applicable.

3. *Is there any other explanation that the Company may have for the price change in the securities of the Company?*

   No, but as previously announced on 6 November 2003 the Company commenced its 300-patient Phase 2B human clinical trial of obesity drug AOD9604 and recruitment for the trial remains on schedule.

4. *Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.*

   Confirmed.

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Company Secretary

(MPASX33F)

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 3
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000

GPO Box 1784Q
Melbourne
VIC 3001

Telephone 61 (03) 9617 7831
Facsimile 61 (03) 9614 0303
Internet http://www.asx.com.au

29 December 2003

Mr David Kenley
Company Secretary
Metabolic Pharmaceuticals Limited
Level 3
509 St Kilda Road
Melbourne VIC 3004

By Facsimile: 9860 5777

Dear Sir

Metabolic Pharmaceuticals Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from 95 cents on 24 December 2003 to $1.10 today.

In light of the price change, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at kate.kidson@asx.com.au or by facsimile on **facsimile number (03) 9614 0303.** It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 9.30 a.m.E.D.S.T) on Tuesday, 30 December 2003).

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours faithfully,

Kate Kidson
<u>Senior Companies Adviser</u>

Direct Line: (03) 9617 7831

metabolic

For release: 9 February 2004

US Notice of Allowance on key AOD9604 patent confirms unrestricted monopoly until 2018

Metabolic Pharmaceuticals announced today that the US Patent Office has issued a Notice of Allowance on its key obesity patent application, which confirms that the patent will be granted covering Metabolic's AOD9604 obesity compound and a range of similar compounds.

The Notice of Allowance cements patent protection of Metabolic's obesity drug AOD9604 in the world's most important market. The new patent will extend the US patent monopoly already granted to Metabolic on obesity treatment (US Patents 5,869,452 and 6,335,319 expiring Feb 2016 and Nov 2014 respectively) to September 2018, and broaden the monopoly to cover any commercialisation of AOD9604.

Metabolic has already been granted or allowed similar patent applications in Australia, New Zealand and Russia and applications are pending in Europe, Japan, Canada, Brazil and China.

Since November 2003 the Company has been enrolling participants in a double-blind 300-patient Phase 2b human clinical trial of AOD9604 at 5 centres in Australia, assessing weight loss over three months daily oral dosing. Results are scheduled to be released in Q3 2004.

AOD9604 for obesity is the company's most advanced project. It is an orally effective peptide analogue of a fragment of human growth hormone which Metabolic believes has the potential to provide a safer and more effective pharmaceutical treatment for obesity. The drug, discovered by scientists at Monash University, reduces body fat by mimicking natural hormonal regulation of fat metabolism.

Our regular comprehensive update on the Company's activities will be provided later this month.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity, pain, type 2 diabetes, osteoporosis and iron overload. Further details are available at ***www.metabolic.com.au***.

Contact Information:

Ph +61 3 9860 5700
Chris Belyea CEO **chris.belyea@metabolic.com.au**
David Kenley VP Corporate Development **david.kenley@metabolic.com.au**

APPENDIX 4D

Half Year Report

(Listing Rule 4.2A)

Name of entity:	**METABOLIC PHARMACEUTICALS LIMITED**
ABN:	**96 083 866 862**
Reporting period:	**HALF YEAR ENDED 31 DECEMBER 2003**
Previous corresponding period:	HALF YEAR ENDED 31 DECEMBER 2002

INDEX

The information contained herein should be read in conjunction with the Annual Report of Metabolic Pharmaceuticals Limited as at 30 June 2003.

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of Metabolic Pharmaceuticals Limited for the half year ended 31 December 2003 are as follow:

Revenues and Results from Ordinary Activities:		**Change compared to 2002 %**		**2003 $**
Revenues from ordinary activities	Up	449%	to	1,486,569
Loss from ordinary activities after tax attributable to members	Loss has increased	30%	to	(4,260,928)
Net Loss for the period attributable to members	Loss has increased	30%	to	(4,260,928)

Dividends:

No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid for the previous corresponding period.

Brief explanation of figures reported above:

The loss of the Company for the half year ended 31 December 2003 after provision for income tax of nil was $4,260,928 (2002: $3,284,751). The loss for the period includes fully expensing the sum of $5,045,814 (2002: $3,107,745) in respect of Research and Development costs. Income for the period totalled $1,486,569 representing interest of $344,628 (2002: $270,582) and START and BIF Grant income of $1,141,941 (2002: nil).

	31.12.03	**31.12.02**
Net tangible assets per security	7.7 cents	5.7 cents

Status of review of accounts:
The financial report for the half-year ended 31 December 2003 has been auditor reviewed. The review report is included with the financial report.

Metabolic Pharmaceuticals Limited

ACN 083 866 862

Half-Year Financial Report
For the half-year 31 December 2003

METABOLIC PHARMACEUTICALS LIMITED
A.C.N. 083 866 862

DIRECTORS' REPORT
FOR THE PERIOD ENDED 31 DECEMBER, 2003

The Board of Directors of Metabolic Pharmaceuticals Limited ("Metabolic") is pleased to submit its report in respect of the financial half year ended 31 December 2003.

DIRECTORS

The names of the Directors of the Company in office at the date of this report are:

Dr Arthur Emmett (Chairman), MB, BS
Dr Chris Belyea (Managing Director), BSc(Hons), PhD, FIPAA
Dr Evert Vos, BSc(Hons), BMedSc, PhD, MD, MFPM
Associate Prof Frank Ng, BSc, PhD
Dr. Roland Scollay, BSc, PhD

All Directors held their position as a director throughout the entire half year and up to the date of this report.

PRINCIPAL ACTIVITIES

The Company's mission is to develop therapies for diseases that have application to large and poorly served markets worldwide.

The principal activities of the Company during the half year were to:

- Commence a 300 patient multi-dose double-blind Phase2B human clinical trial on obesity drug AOD9604 at 5 clinical sites in Australia, conduct ongoing toxicology studies and continue development of a large-scale manufacturing process.
- Continue evaluation of AOD technology for veterinary applications.
- Conduct pre-clinical studies in preparation for Phase 1 human clinical trials of ACV1, a peptide compound for the treatment of pain, which was in-licensed in September 2003.
- Continue preclinical evaluation of several compounds as potential therapies for Type 2 Diabetes, Osteoporosis and Iron Overload diseases.
- Evaluate other potential compounds for possible in-licensing.

RESULTS

The loss of the Company for the half year ended 31 December 2003, after provision for income tax of nil, was $4,260,928 (2002: $3,284,751). The loss for the period includes fully expensing the sum of $5,045,814 in respect of Research and Development costs. Income for the period totalled $1,486,569 representing interest received of $344,628 and Grant income of $1,141,941.

The Company has no borrowings.

REVIEW OF OPERATIONS

During the period under review further exciting progress was made on the Company's main project, obesity drug AOD9604.

Following receipt of early signs of drug activity during a single dose intravenous Phase 2A human clinical safety trial announced in February 2002, a subsequent clinical trial to assess safety was conducted by oral dosing, results of which were reported in August 2002. Both these trials demonstrated fat metabolic activity after single doses. The latter trial confirmed bioavailability of AOD9604 via oral administration. A Phase 2A multiple dose clinical safety trial involving 36 patients, treated daily for one week was then conducted with dosing completed in December 2002. The results of this trial further supported evidence of the safety and tolerability of AOD9604 together with encouraging trends in body weight reduction.

Metabolic's current 300 patient multi-dose double-blind Phase2B human clinical trial on obesity drug AOD9604 is being conducted at 5 clinical sites in Australia. Recruitment for this trial commenced in November 2003 with results expected to be announced in the third quarter of 2004.

A contract was entered into with BresaGen Ltd to define the process conditions for recombinant market scale manufacture of AOD9604 and BresaGen recently concluded this contract with excellent results. The recent appointment by BresaGen of an administrator should not adversely impact Metabolic's large scale manufacturing development program which can be transferred to an alternative contractor if the need arises

Three contractors have also been engaged to develop large scale means of manufacture of AOD9604 by chemical synthesis suitable for Phase 3 clinical studies and market scale volumes, again with successful outcomes. Many supporting development activities including long term animal toxicity studies on AOD9604 were continued.

In September 2003 the Company in-licensed a high potential new compound, ACV1, from Associate Prof Bruce Livett at Melbourne University and co-inventors. ACV1 is a peptide compound for the treatment of pain which acts by an entirely novel mechanism, specifically blocking a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). It can be administered by convenient routes such as subcutaneous injections without apparent adverse effects, providing substantial pain relief in animal models of nerve injury. This area of pain control has a significant market need for improved drugs. An additional unique feature is that ACV1 also appears to accelerate the functional recovery of injured nerves.

The inventors of ACV1 amassed a large quantity of animal model efficacy data ,and independent laboratory tests are consistent with their findings. The Company has progressed the compound into a preclinical development program. This takes the ACV1 project into second place behind obesity drug AOD9604 in terms of Metabolic's drug pipeline. Manufacturing of batches of ACV1 and preliminary animal testing is underway in preparation for formal animal toxicity testing in 2004 and commencement of Phase I human trials targeted for late 2004.

Programs of preclinical evaluation continued on the Company's early stage research compounds, in the fields of diabetes, osteoporosis and iron overload.

During the period under review capital raised included:

- $9,147,569 from the exercise of the Company's listed options (ASX Code: MBPO) which expired on 31 July 2003.
- $6,133,000 from shareholder participation in the Company's Share Purchase Plan Offer in October 2003.

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Metabolic Pharmaceuticals Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This report may contain forward-looking statements regarding the potential of the Company's projects and the development and therapeutic potential of the Company's research and development. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising pharmaceutical compounds that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the Company's research and development program referred to in this report,

This report has been signed in accordance with a Resolution of the Directors made on 18 February, 2004.

For and on behalf of the Board

....

Chris Belyea
Director

Melbourne
18 February, 2004

(DirRepD03)

METABOLIC PHARMACEUTICALS LIMITED

(A.C.N. 083 866 862)

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Metabolic Pharmaceuticals Limited, I state that:

In the opinion of the Directors:

(a) the financial statements and notes:

   (i) give a true and fair view of the financial position as at 31 December 2003 and the performance for the half-year ended on that date; and
   (ii) comply with Accounting Standard AASB1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board.

....

Chris Belyea
Director

Melbourne
18 February, 2004

(DirDecD03)

Condensed Statement of Financial Position

AT 31 DECEMBER 2003	Note	31 December 2003 $	30 June 2003 $
CURRENT ASSETS			
Cash Assets		16,648,856	6,849,627
Receivables		103,586	25,703
Other		403,380	312,525
Total Current Assets		17,155,822	7,187,855
NON-CURRENT ASSETS			
Plant and equipment		585,094	286,491
Total Non-Current Assets		585,094	286,491
Total Assets		17,740,916	7,474,346
CURRENT LIABILITIES			
Payables		668,283	1,160,084
Provisions		44,430	38,474
Total Current Liabilities		712,713	1,198,558
NON-CURRENT LIABILITIES			
Provisions		22,590	14,581
Total Non-Current Liabilities		22,590	14,581
Total Liabilities		735,303	1,213,139
Net Assets		17,005,613	6,261,207
EQUITY			
Contributed equity		45,556,166	30,550,838
Reserves		281,978	281,972
Accumulated losses		(28,832,531)	(24,571,603)
Total Equity		17,005,613	6,261,207

The accompanying notes form an integral part of this statement of financial position.

Condensed Statement of Financial Performance

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003	Note	31 December 2003 $	31 December 2002 $
Other revenue from ordinary activities	2	1,486,569	270,582
Total expenses	2	(5,747,497)	(3,555,333)
Loss from ordinary activities before income tax expense		(4,260,928)	(3,284,751)
Income tax expense relating to ordinary activities		-	-
Loss from ordinary activities after related income tax expense		(4,260,928)	(3,284,751)
Net loss		(4,260,928)	(3,284,751)
Net loss attributable to members of Metabolic Pharmaceuticals Limited		(4,260,928)	(3,284,751)
Share issue costs		(61,653)	-
Total revenues, expenses and valuation adjustments attributable to members of parent entity and recognised directly in equity		(61,653)	-
Total changes in equity other than those resulting from transactions with owners as owners		(4,322,581)	(3,284,751)
Basic earnings per share (cents per share)		(2.05)	(2.06)
Diluted earnings per share (cents per share)		(2.05)	(2.06)

The accompanying notes form an integral part of this statement of financial performance.

Condensed Statement of Cash Flows

FOR THE HALF-YEAR ENDED 31 DECEMBER 2002	Note	31 December 2003 $	31 December 2002 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		(6,346,737)	(2,568,708)
Interest received		266,745	313,378
Interest and bank charges paid		(3,678)	(1,912)
Grant Income		1,256,240	-
Net operating cash flows		(4,827,430)	(2,257,242)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of plant and equipment		(378,675)	(50,822)
Net investing cash flows		(378,675)	(50,822)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from share and option issues		15,066,987	327,765
Share issue costs paid		(61,653)	-
Net financing cash flows		15,005,334	327,765
Net increase/(decrease) in cash held		9,799,229	(1,980,299)
Cash at the beginning of the financial period		6,849,627	12,074,655
Cash at the end of the financial period		16,648,856	10,094,356

The accompanying notes form an integral part of this statement of cash flows.

Notes to the Half-Year Financial Statements

NOTE 1. BASIS OF PREPARATION

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the company as the full financial report. The half-year financial report should be read in conjunction with the Annual Financial Report of Metabolic Pharmaceuticals Limited as at 30 June 2003. It is also recommended that the half-year financial report be considered together with any public announcements made by Metabolic Pharmaceuticals Limited during the half-year ended 31 December 2003 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views). For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Changes in accounting policies

The accounting policies adopted are consistent with those applied in the 30 June 2003 annual financial report.

	31 December 2003 $	31 December 2002 $
NOTE 2. LOSS FROM ORDINARY ACTIVITIES		
Operating loss is after crediting the following revenues:		
Other revenue:		
Interest income	344,628	270,582
Grant income	1,141,941	-
	1,486,569	270,582
Operating loss is after charging the following expenses:		
Bank charges	3,678	1,912
Annual leave expense	5,956	(12,750)
Research and development	5,045,814	3,107,745
Depreciation expense	80,073	42,429
Insurance expense	27,900	18,497
Share registry fees	42,077	34,854
Other Overhead expenses	541,999	362,646
	5,747,497	3,555,333

NOTE 3. SUBSEQUENT EVENTS

There has been no event that has significantly or may significantly affect the operations of the company, the results of those operations or the state of affairs of the company in the subsequent financial period.

NOTE 4. SEGMENT INFORMATION

The company operates predominantly in one industry and one geographical segment, those being the pharmaceutical research industry and Australia respectively.

NOTE 5. CONTINGENT LIABILITIES & CONTINGENT ASSETS

The directors were not aware of any contingent liabilities or contingent assets at 30 June 2003. There has been no change since that date.

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent review report to members of Metabolic Pharmaceuticals Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Metabolic Pharmaceuticals Limited (the company), for the half-year ended 31 December 2003.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Metabolic Pharmaceuticals Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Metabolic Pharmaceuticals Limited at 31 December 2003 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Denis Thorn

Denis Thorn
Partner
Melbourne
18 February 2004

metabolic

Investor Update

For Release: 5 March 2004

We are pleased to provide this update on the company's activities:

- AOD9604 Phase 2b human clinical trial progressing steadily
- ACV1 in preparation for Phase I human clinical trial late 2004
- Early stage projects update
- Cash position remains strong

AOD9604 Obesity Drug

Clinical Trial

Metabolic is conducting a double-blind, placebo-controlled, 300-patient Phase 2b human clinical trial for its obesity drug AOD9604. The aim of the trial is to assess the effectiveness of the drug on weight loss in healthy obese patients. It involves a three month period of daily oral dosing at 5 different AOD9604 dose levels, and compared to placebo.

This is believed to be the largest clinical trial yet undertaken by an Australian biotech company.

Since screening began in November 2003, a total of 125 patients (as of 27 February) have passed the medical screening test procedures and begun their treatment regimen. The level of enrolment is less than initially anticipated, and has been caused largely by bottlenecks in screening of the candidates.

Management and study coordinators have been working hard to improve the recruitment rate, and this effort is now showing results. The current rate of enrolment is more than 10 new patients on average per week, and continuing efforts are expected to further improve this figure.

In all other respects the trial is proceeding very smoothly.

Assuming an enrolment rate between 12 and 16 new patients per week until we reach the 300 target, results are expected to be available sometime between 20 November and 15 December 2004.[1]

Manufacturing Development

Preparations for supply of chemically synthesised AOD9604 compound for conduct of Phase 3 clinical trials are proceeding as planned. Feasibility studies contracted to 3 independent suppliers in the US and Europe are now complete and competitive quotes are in hand. Prices are in line with expectations.

A market scale manufacturing study contracted to BresaGen has been successful. The study defined key parameters for a practical and scaleable

[1] From the date the 300th patient starts treatment, there are 14 weeks until treatment finishes, 4 weeks until their one-month post-treatment checkup, 4 weeks until completion of database validation and lock, and a further 4 weeks for lifting of the double-blind and provision of a preliminary statistical report

manufacturing method for market scale quantities, having a very low projected cost of goods. This outcome is a valuable addition to Metabolic's AOD9604 data package. The recent entering of BresaGen into voluntary administration does not jeopardise the market scale development as further work can be conducted elsewhere if necessary.

ACV1 analgesic

In late September 2003 we announced the in-licensing of an exciting new analgesic compound called ACV1, which was discovered by Associate Professor Bruce Livett and fellow scientists associated with the University of Melbourne.

The preclinical developments with ACV1 have moved swiftly and successfully. A preclinical safety package is expected to be completed in Q3 2004, in preparation for a Phase I clinical trial to start in Q4 2004.

A separate announcement will follow with further details.

Early stage projects

Metabolic is also evaluating compounds with potential application to bone diseases, diabetes and iron overload.

These activities occupy a minor component of our annual expenditure, but are an important component in our strategy of building a robust pipeline of compounds in clinical development

The early stage evaluations are intended to help us make a well-informed assessment of the future chances of success, largely based on thorough animal efficacy data. On the basis of that data, we can then consider making the multi-million dollar commitment to elevate a compound to clinical development.

As part of this process we have decided not to continue with the iron overload project and – as set out below - are awaiting key results on the bone disorders project.

Iron overload project terminated.

Metabolic has been assessing a candidate compound for treating iron overload diseases, licensed from Sydney's Heart Research Institute in March 2002.

Because of an unacceptable efficacy and toxicity profile shown in animal tests this project has been terminated.

Bone disorders project: key experiment under way.

Metabolic is assessing compounds as potential treatments for osteoporosis and other bone diseases. The compounds were in-licensed from the University of Auckland in 2002.

Over the last year, our animal experiments have indicated that the compounds are likely to be active within a certain range of daily doses.

We resolved to confirm this observation in a rat model of the healing of bone fractures using the candidate compound MBP0250, a fragment of the hormone amylin. The reason for using the bone fracture model is that it is faster and less expensive to execute than osteoporosis models.

In the event that we have a successful outcome, there may be sufficient data in hand to make a decision to develop the drug for bone fractures. Further confirmatory animal studies in osteoporosis models would be conducted

to trigger a decision to develop MBP0250 for osteoporosis.

The bone fracture experiment, contracted to expert researchers at the University of NSW, is under way as planned and we expect to have results in late April 2004.

Type 2 diabetes project: continuing in discovery mode.
Metabolic is assessing a class of compounds related to a region of the insulin molecule, as a potential treatment for type 2 diabetes.

This project will continue in discovery mode for the rest of 2004, while different compounds in the broad class under investigation are assessed and compared.

New in-licensing opportunities

A new early stage in-licensing opportunity is currently under investigation for potential addition to the compounds under evaluation.

Cash Reserves

The Company currently has cash reserves of $16 million and the slight adjustment to timelines on the AOD9604 trial completion will not materially affect our budgets.

Next Update

The next update is scheduled to be provided in May 2004.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity, pain, type 2 diabetes and bone disorders.

AOD9604 for obesity is the company's most advanced project, currently in Phase 2 human clinical trials. It is a peptide analogue of a fragment of human growth hormone which Metabolic believes has the potential to provide a safer and more effective pharmaceutical treatment for obesity. The drug, discovered by scientists at Monash University, reduces body fat by mimicking natural hormonal regulation of fat metabolism.

Contact Information:
Chris Belyea
CEO
chris.belyea@metabolic.com.au

David Kenley
VP Corporate Development
david.kenley@metabolic.com.au

Website www.metabolic.com.au
Phone +61 3 9860 5700

* * *

metabolic

ACV1 progress report

For release: 9 March 2004

In late September 2003, Metabolic Pharmaceuticals announced the in-licensing of ACV1, an exciting new analgesic compound discovered by Associate Professor Bruce Livett and fellow scientists associated with the University of Melbourne.

Metabolic Pharmaceuticals is now pleased to provide this detailed update on the excellent progress it has made with ACV1.

- Positive data has been confirmed in animal pain model
- Activity shown on human nerves
- Favourable results from preliminary acute toxicity study
- Q3 2004 target for formal toxicity studies
- Q4 2004 target for Phase I clinical trial ethics submission

Background

ACV1 is a member of a class of compounds[1] discovered in marine cone snail venom. The patent rights licensed by Metabolic cover the ACV1 compound and, more broadly, the idea of using this class of compounds as analgesics.

Marine cone snails have proven to be a rich source of drug discovery in the area of pain relief. The venom of these snails contains a complex cocktail of potent neuroactive peptides, each evolved to act in a highly specific manner on a different part of the nervous system.

Advantages of ACV1

In animal models, ACV1 has proven to almost fully relieve chronic pain., Of particular importance is the fact that it has a stong impact on neuropathic pain ("nerve pain") which is the hardest category of pain to treat. Nerve pain is also the most poorly served by existing analgesics.

ACV1 operates by a completely different mechanism to other compounds currently in development that are also derived from cone snails.

The chief perceived advantages of ACV1 are excellent tolerability well above the therapeutic range and effectiveness by subcutaneous injection, a convenient method of dosing.

Other compounds derived from cone snails (such as Ziconotide from Elan and XEN2174 from Xenome) need to be delivered by direct injection into the spine to either reduce side effects or to maximise effectiveness. ACV1 is expected to avoid side effects in the central nervous system as it acts in the peripheral nervous system.

In addition to these advantages, tests in rats have also shown accelerated recovery from nerve damage.

[1] neuronal nicotinic acetylcholine receptor (nAChR) antagonists

Potentially, Metabolic believes ACV1 will have wide applicability in many types of chronic pain. The first clinical indication planned for ACV1 is neuropathic pain associated with diabetes. This is a large market with an easily identified patient group currently receiving little relief from conventional analgesics.

Progress

Since Metabolic in-licensed the project late in 2003, rapid progress has been made towards preparing ACV1 for clinical trials, and also obtaining further promising data on the expected benefits of ACV1.

Further confirmation from animal tests

An independently contracted experiment has confirmed that ACV1 has potent pain-relieving properties in an additional animal model of nerve pain. This model measures painful sensations on touching and is of particular relevance to human neuropathic pain in diabetes and shingles.

ACV1 active in human nerves

A collaboration has been established with researchers based in Munich, Germany, who have a unique method of testing compounds in human nerves that have been surgically removed during operations. ACV1 has now been tested in this method and been shown to fully block the relevant excitations in the human nerves. This result provides increased confidence that ACV1 will be useful in treating human pain.

Preliminary toxicity testing clear

Preliminary single-dose toxicity testing has been conducted to 100 times the therapeutic dose, with no adverse effects.

Clinical grade batches on track

cGMP manufactured batches of ACV1 to be used in formal toxicity testing and clinical trials are scheduled for delivery over the next 2-4 months.

Outlook

Q3 target for preclinical safety study

One-month formal toxicity testing is scheduled to be undertaken by a UK contractor in Q3 2004.

Q4 target for Phase I ethics submission

Submission to a hospital ethics committee for conduct of a Phase I clinical trial in healthy volunteers is scheduled for Q4 2004, with dosing to start Q1 2005.



About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity (AOD9604 in Phase 2b), pain (ACV1), type 2 diabetes and bone disorders.

Contact Information:

Chris Belyea CEO
chris.belyea@metabolic.com.au

David Kenley
VP Corporate Development
david.kenley@metabolic.com.au

Website www.metabolic.com.au
Phone +61 3 9860 5700

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	New Class of unquoted securities - issue of 350,000 MBPAU Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Issue of 350,000 MBPAU Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price: $1.25 Expiry Date: 1 March 2009

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	NOT APPLICABLE – UNQUOTED SECURITIES
5	Issue price or consideration	Nil.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In lieu of payment for the provision of investment banking and research publication services.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 March 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	221,989,605	MBP

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,562,004	MBPAM
2,050,000	MBPAO
1,590,000	MBPAQ
1,200,000	MBPAS
350,000	MBPAU

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Not applicable

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

N/A

13 Ratio in which the +securities will be offered

N/A

14 +Class of +securities to which the offer relates

N/A

15 +Record date to determine entitlements

N/A

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

N/A

17 Policy for deciding entitlements in relation to fractions

N/A

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19 Closing date for receipt of acceptances or renunciations

N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: B Shave (Company secretary) Date: 12 March, 2004

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

46

Computershare

RECEIVED

Tuesday 16 March 2004 APR 11 A 8:19

OFFICE OF INTERNATIONAL

Australian Stock Exchange Limited
Company Announcements
Attention: Ms Pam Ross

Fax - 1900 999 279 - 5 Pages

Investor Services

Computershare Investor Services Pty Limited
ABN 48078279277
Level Twelve 565 Bourke St
Melbourne Victoria 3000 Australia
GPO Box 2975EE
Melbourne Victoria 3001 Australia
DX Box 30941
Investor Enquiries 1300 850 505
Telephone 61 3 9611 5711
Facsimile 61 3 9611 5710
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
Ireland
New Zealand
South Africa
United Kingdom
USA

Change Of Address Notification

Dear Ms Ross,

With effect from commencement of business on 22 March 2004, the Melbourne Office of Computershare Investor Services Pty Limited (CIS) is moving:

From
Level 12, 565 Bourke Street, Melbourne Victoria 3000

To
Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067
Main Switchboard – 03 9415 5000
Enquiries outside Australia - +61 3 9415 4000
Facsimile - +61 3 9473 2500

The postal address remains unchanged:
GPO Box 2975, Melbourne, Victoria 3001

Our 1300 and 1800 prefixed numbers also remain unchanged.

Lodgement of documentation by member organisations, security holders, and other interested parties must be made to the new address with effect from 22 March 2004.

Attached is a list of the clients of CIS Melbourne Office who are affected by this move. Could you please arrange for the details concerning the location of the securities registers to be amended.

Should you have any further questions relating to this matter, please contact the undersigned.

Yours Sincerely,

Peter Vaughan
Computershare Investor Services Pty Limited

Computershare

AAT	Autron Corporation Limited
ADA	Adacel Technologies Limited
ADL	Admerex Limited
ADT	Advent Limited
AEO	Austereo Group Limited
AET	Ausmelt Limited
AFL	Australian Pure Fruits Limited
AGS	Alliance Resources Limited
AIX	Australian Infrastructure Fund
ALH	Australian Leisure & Hospitality Group Limited
AMC	Amcor Limited
AML	AMRAD Corporation Limited
AMZ	Amcor Investments (New Zealand) Limited
ANN	Ansell Limited
ANP	Antisense Therapeutics Limited
ANX	Anadis Limited
ANZ	Australia and New Zealand Banking Group Limited
ARP	ARB Corporation Limited
ASK	Amskan Limited
ASU	Alpha Technologies Corporation Limited
ATG	Austin Group Limited
ATH	A Tech Holdings Limited
AUI	Australian United Investment Company Limited
AVC	Australian Visual Communications Limited
AVF	Australian Value Funds Management Limited
AVJ	A V Jennings Homes Limited
AWB	AWB Limited
AWC	Alumina Limited
AXA	AXA Asia Pacific Holdings Limited
AXH	Adex Holdings Limited
AXN	Axon Instruments Inc.
BOC	Bougainville Copper Limited
BAX	Baxter Group Limited
BDG	Bendigo Mining NL
BDM	Biodiem Limited
BER	Berklee Limited
BFL	Bonlac Foods Limited
BGF	Ballarat Goldfields NL
BHP	BHP Billiton Limited
BKA	Buka Minerals Limited
BKV	Big Kev's Limited
BOL	Boom Logistics Limited
BSN	Bisan Limited
CAL	Citic Australia Trading Limited
CBC	China Convergent Corporation Limited
CBD	CBD Energy Limited
CDC	Child Care Centres Australia Limited
CDL	Canada Land Ltd
CDX	CDS Technologies Limited
CEQ	Central Equity Limited
CGO	CPT Global Limited
CID	Citadel Pooled Development Limited
CIH	China Construction Holdings Limited
CIR	Circadian Technologies Limited
CLL	P. Cleland Enterprises Limited

Computershare

CML	Coles Myer Limited
CPI	CPI Group Limited
CRO	Crown Limited
CRP	Cryptome Pharmaceutical Limited
CSL	CSL Limited
CST	Cellestis Limited
CUE	Cue Energy Resources Limited
CTY	Country Road Limited
DFT	Datafast Telecommunications Limited
DMY	Dromana Estates Limited
DNI	Digital Now Inc
DPL	Daily Planet Limited, The
DUI	Diversified United Investment Limited
EAC	East African Coffee Plantations Limited
EIF	Eiffel Technologies Limited
EMI	emitch Limited
EPR	Essential Petroleum Resources Limited
EPT	Epitan Limited
EQT	Equity Trustees Limited
ERH	Eromanga Hydrocarbons NL
EWL	Entertainment World Limited
EWN	Erawan Company Limited
FEA	Forest Enterprises Australia Limited
FGL	Foster's Group Limited
FRM	Farm Pride Foods Limited
FUN	Funtastic Limited
GAN	CFS Gandel Retail Trust
GAP	Gale Pacific Limited
GAS	Gasnet Australia Group
GCN	GoConnect Limited
GHG	Grand Hotel Group Limited
GNS	Gunns Limited
GUD	GUD Holdings Limited
HLT	Healthpoint Technologies Limited
HWI	Housewares International Limited
IAS	IASBet Limited
IAT	Iatia Limited
ICP	International Concert Attractions Limited
IGP	Investor Group Limited
INO	Innovonics Limited
INT	Intermoco Limited
ION	ION Limited
IRN	Indophil Resources NL
ITE	I T & E Limited
IWL	IWL Limited
IXL	IXLA Limited
JBH	JB Hi-Fi Limited
JRV	Jervois Mining Limited
KNH	Koon Holdings Ltd
LKO	Lakes Oil NL
LKP	Lake Pacific Limited
LMC	Lemarne Corporation Limited
LSG	Lion Selection Group Limited
MBF	MBF Carpenters Limited
MBP	Metabolic Pharmaceuticals Limited
MCH	Murchison Holdings Limited

Computershare

MCL	M2M Corporation Limited
MCP	McPherson's Limited
MDL	Mineral Deposits Limited
MMS	McMillan Shakespeare Limited
MPM	MPI Mines Limited
MRY	Monteray Group Limited
MSI	Multistack International Limited
MUL	Multiemedia Limited
MVP	Medical Developments International Limited
MWC	Media World Communications Limited
MYO	MYOB Limited
NAL	Norwood Abbey Limited
NCI	National Can Industries Limited
NFO	Network Foods Limited
NHM	New Holland Mining Limited
NLX	Nylex Limited
NNZ	Nylex (New Zealand) Limited
NPH	New Privateer Holdings Limited
NUF	Nufarm Limited
NWK	Network Limited
OCO	Oriel Communications Limited
OIL	Optiscan Imaging Limited
OKN	Oakton Limited
PAS	Pasminco Limited
PBT	Prana Biotechnology Limited
PCE	Pinnacle VRB Limited
PCO	Pracom Limited
PHL	Pearl Healthcare Limited
PMV	Premier Investments Limited
POH	Phosphagenics Limited
PPX	PaperlinX Limited
PRG	Programmed Maintenance Services Limited
PRM	Plenty River Corporation Limited
PRV	Premium Investors Limited
PSG	Palm Springs Limited
QST	Quest Investments Limited
RBS	Roberts Limited
RCL	Repco Corporation Limited
RDF	Redflex Holdings Limited
REH	Reece Australia Limited
RIO	Rio Tinto Limited
RMG	RMG Limited
RNG	Range River Gold Ltd.
SCE	Suntech Environmental Group Limited
SED	Sedimentary Holdings Limited
SEE	Sun Capital Group Limited
SEN	Senetas Corporation Limited
SHV	Select Harvests Limited
SIG	Sigma Company Limited
SKE	Skilled Engineering Limited
SKS	Stokes (Australasia) Limited
SMX	SMS Management & Technology Limited
SNO	Snowball Group Limited
SPC	SPC Ardmona Limited
SPD	Strategic Pooled Development Limited
SPL	Starpharma Pooled Development Limited

Computershare

SPT	Spotless Group Limited
SSI	Sino Securities International Ltd
STP	SteriCorp Limited
STS	Structural Systems Limited
SWG	Swish Group Limited, The
TAW	Tawana Resources NL
TCL	Transurban Group
TCS	Transurban CARS Trust
TGG	Templeton Global Growth Fund Ltd
TGR	Tassai Group Limited
TIM	Timbercorp Limited
TKG	Takoradi Limited
TOD	Timbercorp Orchard Trust
TOL	Toll Holdings Limited
TOR	Ticor Limited
TPX	Tasmanian Perpetual Trustees Limited
TRG	Treasury Group Limited
TRU	Trust Company of Australia Limited
TRY	Troy Resources NL
TSS	Tassal Limited
TTI	Traffic Technologies Ltd
TXT	Text Media Limited
TZL	TZ Limited
UEC	UECOMM Limited
USH	US Masters Holdings Limited
UXC	UXC Limited
VHL	Virax Holdings Limited
VIA	Viagold Capital Limited
VRL	Village Roadshow Limited
WBA	Webster Limited
WFL	Willmott Forests Limited
WIF	Wine Investment Fund Limited
WWA	Wridgways Australia Limited
WWH	Water Wheel Holdings Limited
XQA	Queensland Electricity Board
XQB	Brisbane City Council
XQL	Queensland Treasury Corporation
XSQ	South Australian Government Financing Authority
XTA	Hydro Electricity Commission of Tasmania
XVG	Treasury Corporation of Victoria
XWD	Western Australian Treasury Corporation
ZEL	Zeolite Australia Limited

[illegible]

AuSelect Limited
Contango Microcap Limited
Mount Rommel Mining Limited
Pacific Brands Limited
Warrenmang Limited
Zinifex Limited

41

metabolic

RECEIVED
2005 APR 11 A 8:19
INTERNATIONAL CORPORATE FINANCE

For release: 24 March 2004

Retirement of Director

Metabolic Pharmaceuticals announces the retirement of Dr Frank Ng as non-executive Director.

The Company expects to appoint at least one new independent non-executive Director shortly, to strengthen the company's financial markets experience and to move towards complying with the ASX Corporate Governance guidelines recommending a majority of independent directors.

"Frank Ng's scientific work on obesity drug AOD9604 was the reason behind the formation of Metabolic in 1998, and we thank him for this fundamental contribution as well as for serving on the Board diligently over the last 6 years.", said CEO Chris Belyea. "Frank has always been more than generous with his time in discussing the science and transferring his longstanding experience in the area of the metabolic properties of growth hormone, from which he conceived AOD9604. His perspective has helped us understand the importance of this unique approach to tackling the world's most common disease."

Dr Ng said "I thank Metabolic for the opportunity to witness at close hand the maturation of a concept from the laboratory bench through the complex process of clinical development. I look forward with anticipation to celebrating the future success of AOD9604 with Metabolic, both as the inventor and as a shareholder."

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity (AOD9604 in Phase 2b human trials), pain (ACV1 in preclinical toxicology), type 2 diabetes, and osteoporosis. Further details are available at ***www.metabolic.com.au***.

Contact Information:

Ph +61 3 9860 5700

Chris Belyea	CEO	**chris.belyea@metabolic.com.au**
David Kenley	VP Corporate Development	**david.kenley@metabolic.com.au**

42

metabolic

For Release: 7 April 2004

AOD9604 Clinical Trial Recruitment Update

We are pleased to advise that as of last Friday, 225 patients have now been enrolled in the Company's 300-patient Phase 2b clinical trial on obesity drug AOD9604, reflecting a substantial increase in the recruitment rate.

A further update will be provided on completion of enrolment.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity (AOD9604 in Phase 2b human trials), pain (ACV1 in preclinical toxicology), type 2 diabetes, and osteoporosis. Further details are available at **www.metabolic.com.au**.

Contact Information:

Ph +61 3 9860 5700

Chris Belyea	CEO	**chris.belyea@metabolic.com.au**
David Kenley	VP Corporate Development	**david.kenley@metabolic.com.au**

metabolic

28 April, 2004

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam,

CEO Interview with Wall Street Reporter

Metabolic Pharmaceuticals' CEO, Dr. Chris Belyea, was interviewed today by the Wall Street Reporter. The audio cast of the interview can be assessed at the following internet link:

http://www.wallstreetreporter.com/linked/MetabolicPharmaceuticals.html.

Dr. Belyea discussed the company's mission, business model, market opportunity and lead compound AOD9604, which targets obesity.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity (AOD9604 in Phase 2b human trials), pain (ACV1 in preclinical toxicology), type 2 diabetes, and osteoporosis. Further details are available at **www.metabolic.com.au**.

Contact Information:

Ph +61 3 9860 5700
Chris Belyea CEO **chris.belyea@metabolic.com.au**
David Kenley VP Corporate Development **david.kenley@metabolic.com.au**

44

RECEIVED

2005 APR 11 A 8: 10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

metabolic

3 May 2004

AOD 9604 - Presentation to TIDES 2004 Conference
Las Vegas, U.S.A.

Please find attached a copy of the PowerPoint presentation and Executive Summary of the talk presented by Metabolic's Vice President - Clinical Development, Dr. Caroline Herd, to the TIDES 2004 Oligonucleotide and Peptide Technology Conference on 30 April, 2004 in Las Vegas. The topic of the presentation was 'AOD9604: An orally active peptide for the treatment of obesity'.

The annual TIDES Conference is the worlds leading conference on peptide and nucleotide drugs in development.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity, pain, type 2 diabetes, osteoporosis and iron overload. Further details are available at **www.metabolic.com.au**.

Contact Information:

Ph +61 3 9860 5700
Chris Belyea CEO **chris.belyea@metabolic.com.au**
David Kenley VP Corporate Development **david.kenley@metabolic.com.au**

Executive Summary

AOD9604: An Orally Active Peptide for the Treatment of Obesity

The physiological links between obesity and conditions such as diabetes, coronary heart disease, hypertension, respiratory disease and psychological disorders are well known. Historically, obesity has been treated by dietary controls and exercise to increase metabolic rate; while this regime is valid, attempts to sustain significant weight loss by dieting and exercise frequently fail. Pharmacological intervention may provide a helpful adjunct in some obese subjects.

The administration of exogenous human growth hormone (hGH) to growth hormone-deficient human subjects and experimental animals affects body composition by stimulating lipid metabolism and energy expenditure. However, although theoretically a potential treatment for obesity, prolonged use of hGH results in adverse effects including glucose intolerance, insulin resistance, edema and hypertension. Evidence exists to link the various effects of hGH to specific fragments of its sequence. The carboxyl-terminus of the hGH molecule ($hGH_{177-191}$, AOD9401) has been identified as the lipid mobilizing domain of the intact hormone. This fragment inhibits the activity of acetyl-Co-A carboxylase and stimulates hormone sensitive lipase activity in adipocytes and hepatocytes, and acts to reduce glucose incorporation into lipid in both isolated cells and tissues [1]. *In vitro* and *in vivo* animal studies (using genetically obese strains of rats and mice) have shown it to be effective in body weight reduction, stimulation of lipolysis and in the inhibition of lipogenesis [2, 3, 4, 5], but without the adverse effects seen in similar studies using intact hGH. It is effective in isolated human adipose tissue by stimulating lipolysis and inhibiting lipogenesis and also by parenteral or oral administration in relevant obese animal models.

AOD9604 is a 15-mer peptide fragment (AA_{177} to AA_{191}) of the C-terminus of hGH to which a tyrosine is added at the N-terminal end. AOD9604 is more effective than AOD9401 in its ability to stimulate lipolytic and anti-lipogenic activity. Oral activity of AOD9604 has been demonstrated in rat, mouse and pig. Preclinical models of obesity including *ob/ob* mice and Zucker *fa/fa* rats have been used to assess the metabolic effects of AOD9604. Studies on lipolysis, anti-lipogenesis, glucose tolerance, insulin resistance and bone growth have been performed to assess its potential as a treatment for obesity.

The safety and toxicity of AOD9604 has been evaluated using conventional repeat-dose studies in which the active substance was administered to animals on a daily basis for up to 90 days. Effects were monitored on food consumption, ability to gain weight normally, hematology, blood and urine biochemistry, local reaction, cardiovascular, GI tract and respiratory pharmacology and macroscopic and microscopic examination of organs and tissues after sacrifice. In these studies, antibodies to AOD9604 were not detected. Studies have also been performed to ascertain that AOD9604 does not have significant potential to cause mutation or chromosomal damage in a conventional battery of test assays.

A Phase I, randomized, double-blind, placebo-controlled, single-dose, dose escalation study was conducted in which AOD9604 was administered intravenously to 15 healthy male volunteers in doses ranging from 25 to 400 µg/kg. Recombinant rhGH (12 IU/kg iv) was administered as the positive control. AOD9604 was well tolerated over the dose range. There were no clinically significant adverse events or significant abnormalities in vital signs, safety laboratory tests or ECGs during the study. The safety profile was similar to that seen with rhGH. Non-significant trends in non-esterified fatty acid (NEFA) levels were observed 2 hours post infusion which coincided with the effect of rhGH. In an attempt to optimise the measurement of the pharmacodynamic response using NEFA as the marker, a similar study was conducted in obese subjects.

A Phase IIa, randomized, double-blind, placebo controlled, Latin Square design study was completed in 23 healthy clinically obese males (mean BMI = 42.3 kg/m^2 with a waist circumference >110 cm, aged 19 – 50 years). AOD9604 was administered intravenously as an infusion in doses of 0, 25, 50 and 100 µg/kg. AOD9604 was well tolerated over the dose range: there were no study drug-related withdrawals, SAEs, clinically significant adverse events, or changes of clinical significance in vital signs, safety laboratory tests or ECGs during the study. Five subjects receiving AOD9604 reported a feeling of euphoria following administration of active drug that was not reported by subjects who received placebo. A feeling of "well being" and/or euphoria has also been reported following administration of hGH. NEFA levels increased to a maximum at 2 hours following administration of all doses of AOD9604. Significant differences in NEFA levels were observed 2 hours following administration of AOD9604 25 µg/kg and 100 µg/kg compared with placebo. In subjects aged over 35 years, NEFA levels were significantly increased 2 hours following all doses of AOD9604. No significant changes in glucose or IGF-1 levels were observed following AOD9604 treatment compared with placebo. Although this study was not powered for body weight reduction, the subjects who received AOD9604 25 µg/kg showed significant weight reduction one week later compared to those who received placebo. In subjects aged >35 years, significant reductions in body weight were observed following AOD9604 50 µg/kg and 100 µg/kg.

A second double-blind, placebo controlled, Latin Square design Phase IIa study was completed with 17 healthy, clinically obese males (mean BMI = 41.3 kg/m^2 with a waist circumference >110 cm, aged 35 - 54) to ascertain the activity of AOD9604 following oral dosing. Each subject received three oral doses (capsule formulation) of AOD9604 (10, 30 and 60 mg) and placebo. AOD9604 was well tolerated over the oral dose range: there were no study drug-related withdrawals or SAEs, clinically significant adverse events, or changes of clinical significance in vital signs, safety laboratory tests or ECGs during the study. There were no observable trends in the incidence of adverse events between the active and placebo treatment groups. In the absence of a specific and sensitive assay for the detection of AOD9604 in plasma, bioactivity and hence oral absorption of AOD9604 was determined with the use of a pharmacodynamic biomarker ie serum NEFA levels. NEFA levels were statistically significantly increased compared to placebo following administration of AOD9604 (30 and 60 mg). No differences in glucose levels were observed following AOD9604 treatment compared with placebo with the exception of one isolated timepoint, which was a

difference of 8% between 60 mg dose at 12 hours compared to placebo, having no clinical significance. No significant differences in IGF-1 values were evident for any of the doses compared to placebo.

A further Phase IIa study was conducted to assess the safety of multiple daily oral dosing of AOD9604. In this double-blind, placebo controlled, dose escalation study, 36 healthy, clinically obese male volunteers (mean BMI = 38.1 kg/m^2 with a waist circumference >110 cm, aged 18 – 54 years) were randomized to receive 10, 30 or 60 mg or placebo daily for 7 days. AOD9604 was well tolerated over the oral dose range: there were no study drug-related withdrawals or SAEs, clinically significant adverse events, or changes of clinical significance in vital signs, safety laboratory tests or ECGs during the study. There were no observable trends in the incidence of adverse events between the 10 mg and 30 mg AOD9604 and placebo treatment groups. The highest dose administration (60 mg) however, was associated with an increased incidence of gastrointestinal-related adverse events. No anti-AOD9604 antibodies were detected in sera collected from subjects treated with AOD9604 for 7 days. There were no differences observed in either blood sugar control or IGF-1 levels between AOD9604 treatment groups and placebo. Trends were observed with body weight data in that subjects who received AOD9604 10 mg and 30 mg lost more weight at the end of the treatment period than those who received placebo, a difference which was maintained one week later. With respect to Quality-of-Life, trends observed in the SF-36 scores mirrored the body weight parameter trends, with increases in SF-36 scores at the 10 mg and 30 mg doses compared to placebo, but not at the 60 mg dose level.

A Phase IIb dose-ranging study is currently underway in Australia to determine if AOD9604 causes a reduction in body weight and/or body fat following daily oral dosing for 12 weeks. In a multi-centre, double-blind, placebo controlled, parallel group study, subjects are randomized to receive either active study drug (1 mg, 5 mg, 10 mg, 20 mg or 30 mg) or placebo every day for 12 weeks. Standard weight loss advice (low fat *ad libitum* diet and an activity plan) is given at enrolment and reviewed throughout the study. The treatment phase of the study follows a 2-week placebo run-in period.

AOD9604 is manufactured by conventional solid phase peptide synthesis using boc amino acids and TFA. The amino acid sequence of AOD9604 (=Tyr-hGH 177-191 [cyclic]) is:

H2N-Tyr-Leu-Arg-Ile-Val-Gln-Cys-Arg-Ser-Val-Glu-Gly-Ser-Cys-Gly-Phe-OH

The calculated molecular weight of AOD9604 is 1815.1. AOD9604 solubility was increased and self-aggregation was decreased using the anion chloride. AOD9604 is soluble in water, dilute acetic acid and acetonitrile.

After cleavage from the resin, the free linear peptide is dissolved in acetic acid and subsequently oxidized at a pH of 5.0 to 5.5 to form the required intramolecular disulfide bridge between the two cysteine building blocks of the peptide. The crude product is concentrated by cation ion exchange adsorption and AOD9604 is purified in two steps by preparative reverse-phase (RP) high-pressure

liquid chromatography (HPLC) on a C-18 silica resin. The chloride counterion is substituted during a dissolution and filtration step preceding lyophilization.

Two separate approaches are currently being developed for larger scale manufacture to provide API of sufficient quantity to meet the Phase III requirements: either 1) scale up of the current fully solid-phase chemical synthesis to a hybrid solid/solution phase chemical synthesis or 2) development of an *E.coli* based recombinant synthesis.

AOD9604 orally administered human drug product (4.6%) is dry-mixed with excipients (mannitol (83.4%) and PEG 3350 (12%)) and filled into hydroxypropylmethylcellulose capsules. Placebo capsules contain excipients only (mannitol (87.5%) and PEG 3350 (12%)). Based on the results of ongoing stability testing, bottled capsules are at least stable for six months when stored at 25±2°C / 60±`5% relative humidity. Failure of the six-month accelerated test results (storage at 40±2°C / 75±5% relative humidity) indicate that the product may have a shorter shelf life than 2 years at room temperature. One possibility for the shortened shelf life could be that the capsules are not completely protected from moisture penetration into the capsule bottles. To circumvent any stability concerns in the ongoing Phase IIb study, capsules have been packaged in airtight, moisture-proof blister packs and will be stored at 4°C to 8°C. Studies designed to improve oral formulation stability are currently underway.

The rationale and safety profile therefore exists for continuing evaluation of AOD9604 for a treatment of obesity in humans.

REFERENCES

1. Ng, FM, Bornstein J, Welker C, Zimmet PZ, Taft P. Insulin potentiating action of synthetic peptides relating to the amino terminal sequence of human growth hormone. *Diabetes* 23: 943-9, 1974.

2. Hefferman MA, Jiang WJ, Thorburn AW, Ng FM. Effects of oral administration of a synthetic fragment of human growth hormone on lipid metabolism. *Am J Pysiol Endocrinol Metab* 279: E501-E507, 2000.

3. Ogru E, Wilson J, Hefferman MA, Jiang WJ, Libinaki R, Chalmers D, Ng FM. The conformational and biological analyses of a cyclic anti-obesity peptide from C-terminal Domain of Human Growth Hormone. *J Peptide Res* 56: 388-97, 2000.

4. Ng FM, Jiang WJ, Gianello R, Pitts S, Roupas P. Molecular and cellular actions of a structural domain of Human Growth Hormone (AOD9401) on lipid metabolism in the Zucker rat. *J Molec Endocrinol* 25: 287-98, 2000.

5. Ng F, Sun J, Sharma L, Libinaka R, Jiang WJ, Gianello R. Metabolic studies of a synthetic lipolytic domain (AOD9604) of human growth hormone. *Hormone Res* 53: 274-8, 2000.

METABOLIC Pharmaceuticals Limited

AOD9604

An Orally Active Peptide for the Treatment of Obesity

Caroline Herd, PhD
Vice President, Clinical Development
Metabolic Pharmaceuticals Ltd.
Melbourne, Australia

METABOLIC Pharmaceuticals Limited

AOD9604 presentation

1. Company Overview
2. Background
3. Pre-Clinical Data
4. Clinical Data
5. CMC

1. Company Overview

We Develop and Own New Pharmaceuticals

- **AOD9604** — obesity (Phase IIb clinical trial) — hGH fragment
- **ADD9918/22** — type II diabetes (Preclinical) — insulin fragment
- **MBP0250/60** — osteoporosis (Preclinical) — amylin/adrenomedullin fragment
- **ACV1** — pain (Preclinical) — peptide from *Conus victoriae*

Virtual business structure

- 9 managers, 6 lab scientists, 2 admin
- worldwide consultants and contractors
- intend to partner for late stage development

AOD9604

2. Background

AOD9604

- Modified 16AA peptide fragment of the C-terminal region of human Growth Hormone
- Modulator of fat metabolism, both *in vitro* and *in vivo*
- Orally available, once per day dosing

Human Growth Hormone

- hGH has a variety of physiologic actions:
  - major regulator of postnatal somatic growth, including bone and protein
  - fat metabolism
  - carbohydrate metabolism
  - lactation
  - electrolyte balance
- GH receptors are widely distributed throughout the body

Growth Hormone in Obesity

- GH-deficient patients have higher BMI and adipose tissue stores
- Age-dependent reduction in circulating GH levels leads to the accumulation of fat stores
- Obese patients have 75% lower levels of circulating GH – hormonal adaptation to maintain obesity?
- Short term GH treatment in obese leads to 0.5 kg per week fat loss (but equal gain in lean tissue mass)

GH as a therapy for Obesity

- Various adverse effects prevent the use of GH as a therapy for obesity:
  - anabolic properties on muscle and organs – no actual weight loss
  - fluid retention
  - diabetogenic, at least at high doses

METABOLIC Pharmaceuticals Limited

AOD9604

3. Pre-Clinical Data

In vitro Activity of AOD9604

- Anti-lipogenic – in all adipose cells and tissue
- Acute lipolytic effect in:
  - cultured adipocytes (some)
  - adipose tissue (mouse & rat – obese only)
  - obese human adipose tissue
- Enhances β-oxidation in adipose tissue
- Enhancing β_3-AR number and tissue adrenaline sensitivity (*in vitro* and *in vivo*)
- Not mitogenic (unlike GH)

METABOLIC Pharmaceuticals Limited

In vitro Lipolytic Activity
Human Subcutaneous Adipose Tissue



Release of glycerol (nmol/mg tissue/hr)
1200
1000
800
600
400
200
0
Control
AOD9604 (0.01 μM)
AOD9604 (0.1 μM)
AOD9604 (0.25 μM)
Treatment

METABOLIC Pharmaceuticals Limited

In vitro Anti-lipogenic Activity Human SC Adipose Tissue


Rate of 14C-glucose incoporation into lipid (dpm/mg tissue/hr)
12
10
8
6
4
2
0
Control
AOD9604 (0.25 μM)
AOD9604 (0.5 μM)
Treatment

METABOLIC Pharmaceuticals Limited

In vitro Mitogenic Activity


AOD
hGH
Agonist/IL3 ratio
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
-14
-12
-10
-8
-6
-4
-2
Log agonist (M)

In vivo Activity

- In obese models, AOD9604:
  - promotes weight loss, without reducing food intake
  - increases *ex vivo* lipolysis
  - reduces *ex vivo* lipogenesis
  - increases fat oxidation and energy expenditure (acutely and following chronic administration)
  - is orally available
  - does not induce insulin-resistance

Rodent Studies

- Reduction in body weight (fat mass) in obese rodents


control
treated 0.5mg/kg/day
Body weight change (g)
0
-4
-8
-12
-16
0
5
10
15
20
25
Day

Aged Zucker fa/fa rats, daily i.p.

- Increased serum FFA 90 min following single i.p. injection in Zucker rats


FFAs (mM)
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
*
Control
AOD9604
1.0mg/kg

* P<0.05

Rodent Studies

- AOD9604 is orally bioactive

  Cumulative body weight gains in obese Zucker (fa/fa) rats over 20 days oral gavage of vehicle or AOD9604 (500µg/kg/day)


Change in body weight (g)
40
30
20
10
0
-10
0
5
10
15
20
Treatment period (days)
*P<0.05

Rodent Studies

- AOD9604 is orally bioactive

  Ex vivo lipogenesis in Wistar rat adipose tissue following 29 days oral administration of vehicle or AOD9604 (500μg/kg/day)


14C-glucose Incorporation into Lipid (dpm/mg tissue/hr)
0
1
2
3
4
5
6
Saline
AOD9604
*
* p=0.001

METABOLIC Pharmaceuticals Limited

Insulin Resistance

Clamp experiment to assess insulin sensitivity following administration of AOD9604 (500μg/kg/day) or hGH (70μg/kg/day) for 21 days

Changes in blood glucose levels of animals during the clamp experiment



saline
hGH
AOD9604
Blood glucose level (mmol/l)
Time (minutes)
12
11
10
9
8
7
6
5
4
0
20
40
60
80
100
120

AOD9604

4. Clinical Program

Animal safety/tox profile clear

- 1 month rat and monkey to 10 mg/kg i.v.
- 2 week rat and monkey to 100 mg/kg oral
- genotoxicity
- respiratory/CV package monkey
- 3 month rat to 100 mg/kg oral and 3 month monkey to 50 mg/kg oral
- 9 month monkey, 6 month rat due

Phase I single i.v. dose summary

- 15 non-obese males
- escalating dose 25 to 400 µg/kg i.v.
- no safety or tolerability concerns
- biomarker - trend in transient NEFA rise at low doses

Phase IIa single i.v. dose summary

- randomised, double-blind, placebo controlled, safety and PD
- 23 obese males, mean BMI = 42.3 kg/m^2 with a waist circumference >110 cm, aged 19 – 50 years
- 0, 25, 50, 100 µg/kg i.v. crossover design
- no safety or tolerability concerns NEFA increased 10-20% 2 hours post dose - mainly in age 35+
- body weight trends 1 week post dose - mainly in age 35+

Phase IIa single oral dose summary

- randomised, double-blind, placebo controlled, safety and PD
- 17 obese males, mean BMI = 41.3 kg/m^2 with a waist circumference >110 cm, aged 35 – 54 years
- 0, 10, 30 and 60 mg oral, crossover design
- no safety or tolerability concerns
- NEFA increased 10-40% at 2-4 hours, best at 30 mg
- trends in body weight reduction at 10 mg
- trend in QOL at 10 and 30 mg

Phase IIa multiple oral dose summary

- randomised, double-blind, placebo controlled, dose escalation, safety and PD
- 36 obese male subjects, mean BMI = 38.1 kg/m^2 with a waist circumference >110 cm, aged 18 – 54 years
- 3 x one-week treatment periods (resident) involving different cohorts of volunteers: 3/12 volunteers randomised to receive placebo and 9/12 randomised to receive active drug (10, 30 and 60 mg) in each period
- 7 days between study periods allowing for safety review
- only apparent tolerability issue at 60 mg (occasional GI events)

Phase IIa multiple oral dose - safety

no change in

- IGF-I
- OGTT
- any glucose or insulin parameter

consistent with no mitogenic or diabetogenic effects

Phase IIa multiple oral dose – body weight


Weight change in one week
(n=9 per group)
Weight change (kg) day 1 to day 8
1
0.5
0
-0.5
-1
-1.5
-2
0 mg
10 mg
30 mg
60 mg

METABOLIC Pharmaceuticals Limited

Phase IIa multiple oral dose – QOL change


SF-36, day 8 - day 0
Normalised values (1-100)
15
10
5
0
-5
-10
-15
-20
-25
-30
P
10mg
30mg
60mg
Physical functioning
Role-physcical
Bodily pain
General health
Vitality
Social functioning
Role emotional
Mental health

- QOL trend at 10 and 30 mg

Phase IIb study outline

12 week safety and efficacy

- randomised, double-blind, placebo controlled, multi-centre
- 300 obese males, and females of non child-bearing potential
- BMI ≥ 35 kg/m^2 with a waist circumference ≥110 cm, aged 30 – 60
- 0 mg, 1 mg, 5 mg, 10 mg, 20 mg, 30 mg oral, parallel group design
- Standard weight loss advice (low fat *ad libitum* diet and an activity plan) at enrolment and reviewed throughout
- 2 week placebo run-in period
- commenced October 2003

Phase IIb - Objectives

Primary objectives

- To determine if orally administered AOD9604 causes a reduction in body weight and/or body fat following daily oral dosing for 12 weeks
- To investigate the safety and tolerability profile of AOD9604

Secondary objectives

- To investigate the dose-response profile of AOD9604
- To determine the effect of AOD9604 on Quality-of-Life

Phase IIb - Variables

- *Safety:*

  vital signs, ECGs, AEs, clin labs, OGTT (including insulin), IGF-1, NEFA, leptin, lipid profile, antibodies

- *Primary Efficacy:*

  body weight, single slice CT

- *Secondary Efficacy:*

  waist:hip ratio, bio-electrical impedance, SF-36

AOD9604 Phase IIb Results

- End 2004

AOD9604

5. Chemistry, Manufacture and Controls

AOD9604 API

- 15 amino acid peptide fragment (AA_{177} to AA_{191}) of the C-terminal end of hGH with tyr added to N-terminus
- $hGH_{177-191}$ = fat metabolic domain
- Tyr-$hGH_{177-191}$ [cyclic] =

H_2N-Tyr-Leu-Arg-Ile-Val-Gln-Cys-Arg-Ser-Val-Glu-Gly-Ser-Cys-Gly-Phe-OH

- Calculated molecular weight = 1815.1
- Solubility increased and self-aggregation decreased using anion chloride
- Soluble in water, dilute acetic acid and ACN

AOD9604 - Peptide Fragment of hGH



AOD9604 API cont…

- Manufactured by solid phase synthesis using boc amino acids and TFA
- After cleavage from the resin, the free linear peptide is dissolved in acetic acid and oxidized at pH 5.0 to 5.5 to form an intramolecular disulfide bridge between the 2 cysteines
- Crude peptide concentrated by cation ion exchange adsorption
- Two-step purification on RP-HPLC on a C-18 silica resin
- Chloride counterion substituted during a dissolution and filtration step prior to lyophilization

Human Oral Formulation

- AOD9604 is dry-mixed with excipients (Mannitol (83.4%) and PEG3350 (12%)) and filled into HPMC-capsules
- Placebo capsules contain only excipients (Mannitol (87.5%) and PEG3350 (12.5%)) in an equally sized capsule
- Stable at 15°C to 30°C for at least 6 months
- Failure of 6 month accelerated storage studies (40°C/75% rel humidity) indicate likely to have shorter shelf life than 2 years at Rm Temp
- Packaged in blister-packs and stored at 4°C to 8°C for Phase IIb study
- Addition of arginine?

Large Scale Manufacture

Two approaches to provide sufficient API to meet Phase III requirements

- Scale-up of solid-phase chemical synthesis to a hybrid solid/solution-phase chemical synthesis
- Development of an *E.coli*-based recombinant synthesis

45

metabolic

4 May 2004

METABOLIC PHARACEUTICALS LIMITED

RAISES $4.86 MILLION IN PRIVATE PLACEMENT

The Directors of Metabolic Pharmaceuticals Limited (Metabolic) (ASX code: MBP) are pleased to advise that the Company has today raised $4.86 million. This was by way of a private placement of 6,000,000 fully paid ordinary shares at $0.81 per share to two of the company's existing largest shareholders, Queensland Investment Corporation (QIC) and Acorn Capital. Both QIC and Acorn Capital are highly regarded institutional investors with an excellent track record.

The Board is very pleased that QIC and Acorn Capital, both long standing shareholders of the company, have decided to increase their participation in the company through this capital raising. The funds raised add to the Metabolic's current robust financial position, with cash reserves now in excess of $19 million and the funds will be applied to potential new projects and the company's current drug development pipeline.

Metabolic advises that there is no information to be disclosed to ASX of the kind that would be required to be disclosed under subsection 713(5) of the Corporations Act 2001 (Cth)if a prospectus were to be issued in reliance on section 713 of the Corporations Act 2001 (Cth) in relation to an offer of the above securities. The Company, contemporaneously with this confirmation to ASX, will be issuing the shares the subject of that placement.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity (AOD9604 in Phase 2b human trials), pain (ACV1 in preclinical toxicology), type 2 diabetes, and osteoporosis. Further details are available at www.metabolic.com.au.

Contact Information:

Ph +61 3 9860 5700
David Kenley VP Corporate Development david.kenley@metabolic.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,000,000 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.81 per share – total $4,860,000.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To provide working capital to be applied to the company's current drug development projects including obesity drug AOD9604 on which the company is presently conducting a Phase 2b human clinical.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 May 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	227,989,605	MBP

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,562,004 2,050,000 1,590,000 1,200,000 350,000	MBPAM MBPAO MBPAQ MBPAS MBPAU

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 4 May 2004

Print name: DAVID KENLEY

== == == == ==

+ See chapter 19 for defined terms.

46

metabolic

7 May 2004

Metabolic appoints NASDAQ executive to Board

Metabolic Pharmaceuticals today announced that Mr Patrick Sutch - who has recently retired as NASDAQ's Vice President and Managing Director for Asia Pacific - will be joining its Board on 15 May 2004.

Based in London, Mr Sutch has travelled extensively throughout the Asia Pacific region with the primary purpose of identifying suitable companies for listing on NASDAQ. Prior to joining NASDAQ in 1993, Patrick was Vice President – International Marketing of the Hong Kong Bank Group based in New York and prior to that based in Singapore.

Chairman of Metabolic Pharmaceuticals, Arthur Emmett, said that in addition to his exceptional skills and experience gained with NASDAQ, Mr Sutch also has extensive international banking know-how, which will be important to Metabolic's ongoing commercial development and increasing focus on international markets.

"The Board is confident that Metabolic shareholders will benefit from the unique skills and contacts that Mr Sutch will bring to Metabolic, particularly during this very important period in the Company's growth." Dr Emmett said.

About Metabolic

*Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity (AOD9604 in Phase 2b human trials), pain (ACV1 in preclinical toxicology), type 2 diabetes, and osteoporosis. Further details are available at **www.metabolic.com.au**.*

Contact Information:

Ph +61 3 9860 5700
David Kenley VP Corporate Development **david.kenley@metabolic.com.au**

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PATRICK SUTCH
Date of appointment	15 MAY, 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. **NIL**	**Number & class of Securities** **NIL**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	**NIL**
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

RECEIVED

2005 APR 11 A 9:20

OFFICE OF INTERNATIONAL

metabolic

Metabolic announces completion of recruitment in Phase 2b AOD9604 obesity trial

For Release: 2 June 2004

We are pleased to advise that full recruitment has now been achieved for Metabolic's 300-patient Phase 2b clinical trial on obesity drug AOD9604. Over one third of the patients have now finished treatment. The last patient is expected to finish treatment in September 2004, with reportable results of the trial available by late November 2004.

"This is the largest clinical trial undertaken by an Australian biotech company, and the completion of recruitment is an important milestone for the company", said Chris Belyea, CEO of Metabolic. "We thank the investigators and study staff at the five clinical trial sites for their dedicated efforts in achieving this goal."

The Phase 2b trial is a multi-centre, randomized, double-blind, placebo-controlled trial in 300 obese male and female patients. Patient recruitment began in November 2003. The patients are obese but otherwise healthy men and women aged between 30 and 65, and are randomized to receive once daily oral doses of either zero (placebo), 1, 5, 10, 20 or 30 mg AOD9604 in capsules, for 12 weeks.

The primary efficacy endpoints (aims) of the study are to determine the effect of AOD9604 on body weight reduction, and fat reduction measured from a CT scan.

Secondary endpoints are other measures of obesity (such as waist circumference) and the effect of AOD9604 on perceived quality of life (as reported by a standard questionnaire).

The current Phase 2b human clinical trial is a definitive test of the efficacy and safety of the drug over 12 weeks. With a positive result, Metabolic intends to enter into a partnership with a major pharmaceutical company to assist in financing Phase 3 human clinical trials for worldwide marketing approval as a prescription treatment.

About AOD9604

The AOD9604 molecule is a small orally active peptide modelled on one part of the human growth hormone molecule. Growth hormone naturally occurs in the body and has profound stimulatory effects on fat metabolism, with levels of the hormone typically becoming suppressed in the obese state. Daily dosing with AOD9604 restores suppressed fat metabolism by mimicking the fat metabolic effects of growth hormone.

Metabolic believes that AOD9604 has the potential to provide a safer and more effective pharmaceutical treatment for obesity than existing drugs.

Previous short-term clinical trials conducted on AOD9604, with single doses and multiple doses of up to 1 week's duration, have indicated that drug is orally active, well tolerated and shows the expected trends in weight loss.

About obesity

Obesity has reached epidemic proportions in the Western world, with 30 percent of US adults now classified as obese. The economic costs of obesity due to its adverse health consequences are enormous, with annual health costs being 77 percent higher in obese people. Existing medications to assist in weight loss have limited efficacy and substantial side effects.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity (AOD9604 in Phase 2b human trials), pain (ACV1 in preclinical toxicology), type 2 diabetes, and osteoporosis. Further details are available at ***www.metabolic.com.au****.*

Contact Information:

Ph +61 3 9860 5700

Chris Belyea	CEO	**chris.belyea@metabolic.com.au**
David Kenley	VP Corporate Development	**david.kenley@metabolic.com.au**

49

metabolic

Investor Update

For Release: 4 June 2004

We are pleased to provide this update on the company's activities:

- Recruitment completed on AOD9604 Phase 2b clinical trial
- Development of ACV1 analgesic on track
- Early stage projects update
- Representation at Bio2004 in San Francisco
- Cash position enhanced by $4.9 million private placement
- Board Changes

AOD9604 Obesity Drug

Clinical Trial

As advised in an announcement on 2 June 2004, recruitment is now complete in Metabolic's 300-patient Phase 2b clinical trial on obesity drug AOD9604. The last patient is expected to finish treatment in September 2004 with reportable results available in late November 2004.

A copy of the detailed announcement of this important milestone will be posted to shareholders with this update.

Manufacturing Development

As reported in the March 2004 update, preparations for supply of clinical trial material for Phase 3 trials and for market scale are proceeding well. Cost projections for market scale are very favourable.

Fundamental Science of AOD9604

The availability of additional funds raised in May 2004 has enabled us to accelerate our research effort on the basic biochemical mechanism of AOD9604. Further elucidation of the basic mechanism will add substantial value to the data package as we approach the time for entering a partnering agreement at the end of 2004.

To this end we have contracted the assistance of Neuren Ltd. Neuren is a biotechnology company associated with the Liggins Institute, New Zealand's premier medical research institute. Scientists in Neuren have particularly relevant experience in the biochemistry of growth hormone, the hormone from which AOD9604 has been modelled. Neuren will conduct key in vitro experiments for Metabolic over a 6 month period to complement the company's own considerable in-house effort in this area.

ACV1 analgesic

In late September 2003 we announced the in-licensing of an exciting new analgesic compound called ACV1, which was discovered by Associate Professor Bruce Livett and fellow scientists associated with the University

of Melbourne. ACV1 has been entered into formal preclinical development.

The preclinical developments with ACV1 continue to proceed at an excellent pace, with very favourable outcomes so far. The full preclinical safety package is on track to be completed as planned in Q3 2004, in preparation for a filing for ethics approval in Q4 2004 to conduct the Phase I human clinical trial

.

Sufficient clinical-grade material for has been manufactured on time and development of an injectable subcutaneous formulation for the human clinical trial is also well under way.

Early stage projects

Metabolic also has early stage projects under evaluation, occupying a minor component of our annual expenditure, but are an important part our strategy of building a robust pipeline of compounds in clinical development to eventually join with AOD9604 and ACV1. Current activities have been focusing on compounds for treating bone disorders and type 2 diabetes.

Bone disorders project – existing compounds not to proceed further, and seeking new opportunities in this field.

Metabolic has been assessing MBP0250 and MBP0260, compounds in-licensed from the University of Auckland in 2002.

Based on unsatisfactory results of a contracted bone fracture experiment in rats we have decided not to elevate these compounds into a full development program.

The company remains interested in the bone metabolism area, having accumulated substantial experience, and will be seeking new opportunities for evaluation.

New in-licensing opportunity

The company is currently making a detailed assessment of a new in-licensing opportunity. The project involves a class of peptides showing novel effects in the nervous system. A decision is expected to be made by the end of Q3.

Representation at Bio2004

Metabolic will be represented at Bio 2004 next week in San Fransisco by Chairman Arthur Emmett, Chris Belyea, CEO, David Kenley VP Corporate Development and Andrea McCracken, Research Manager. This is the world's premier biotechnology event and is a valuable opportunity to progress partnering and contracting opportunities. Chris Belyea will also give an oral presentation on Metabolic in the Business Forum.

Cash Reserves

We announced on 4 May 2004 a private placement of shares to two major existing shareholders, Queensland Investment Corporation and Acorn Capital, raising $4.86m.

This additional cash has enabled us to activate several value-adding expenditures in the AOD9604 development plan, including additional manufacturing studies with a European supplier and the abovementioned contract with Neuren Ltd on AOD9604 science.

Board Changes

Since the March Investor Update we have announced the retirement of Dr Frank Ng, the AOD9604 inventor, from the Board and on 7 May 2004 the appointment of Mr Patrick Sutch.

Patrick is based in London and very recently retired from a senior position at NASDAQ. His unique skills and contacts in international banking and finance will be of great assistance to the company during the very important period in the company's growth anticipated in the next year.

Next Update

The next update is scheduled to be provided in September 2004.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity, pain and type 2 diabetes.

AOD9604 for obesity is the company's most advanced project, currently in Phase 2b human clinical trials. The AOD9604 molecule is a small orally active peptide modelled on one part of the human growth hormone molecule. Growth hormone naturally occurs in the body and has profound stimulatory effects on fat metabolism, with levels of the hormone typically becoming suppressed in the obese state. Daily dosing with AOD9604 restores suppressed fat metabolism by mimicking the fat metabolic effects of growth hormone.

Metabolic believes that AOD9604 has the potential to provide a safer and more effective pharmaceutical treatment for obesity than existing drugs.

Previous short-term clinical trials conducted on AOD9604, with single doses and multiple doses up to 1 week's duration, have indicated that drug is orally active, well tolerated and shows the expected trends in weight loss.

Contact Information:
Chris Belyea
CEO
chris.belyea@metabolic.com.au

David Kenley
VP Corporate Development
david.kenley@metabolic.com.au

Website *www.metabolic.com.au*
Phone +61 3 9860 5700

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	323,077 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	43.33 cents per share – total $139,989.26.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 323,077 MBPAM Options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 July 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	228,312,682	MBP

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,238,927 2,050,000 1,590,000 1,200,000 350,000	MBPAM MBPAO MBPAQ MBPAS MBPAU
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: B Shave (Company secretary) Date: 1 July 2004

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

51

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**CHRISTOPHER BELYEA**
Date of last notice	**2 JULY 2004**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	(a) DIRECTLY HELD (b) INDIRECTLY HELD
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	(a) CHRISTOPHER BELYEA (b) TATE AND BELYEA SUPERANNUATION FUND
Date of change	1 JULY 2004
No. of securities held prior to change	(a) DIRECTLY HELD by Christopher Belyea: - 323,077 Unquoted Options (ASX Code: MBPAM) - 400,000 Unquoted Options (ASX Code: MBPAO) - 276,923 Unquoted Options (ASX Code: MBPAS) (b) INDIRECTLY HELD by Tate & Belyea Superannuation Fund: - 141,000 Fully Paid ordinary Shares (ASX Code: MBP)
Class	Unquoted Options (ASX Code: MBPAO)

+ See chapter 19 for defined terms.

Number acquired	NIL
Number disposed	400,000 Unquoted Options (ASX Code: MBPAO) - expired.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL
No. of securities held after change	(a) DIRECTLY HELD by Christopher Belyea: - 224,077 Fully Paid Ordinary Shares (ASX Code: MBP) - 276,923 Unquoted Options (ASX Code: MBPAS) (b) INDIRECTLY HELD by Tate & Belyea Superannuation Fund: - 240,000 Fully Paid ordinary Shares (ASX Code: MBP)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of 400,000 Unquoted Options (ASX CODE: MBPAO)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**CHRISTOPHER BELYEA**
Date of last notice	**26 JUNE 2003**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	(a) DIRECTLY HELD (b) INDIRECTLY HELD
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	(a) CHRISTOPHER BELYEA (b) TATE AND BELYEA SUPERANNUATION FUND
Date of change	1 JULY 2004
No. of securities held prior to change	(a) DIRECTLY HELD by Christopher Belyea: - 323,077 Unquoted Options (ASX Code: MBPAM) - 400,000 Unquoted Options (ASX Code: MBPAO) - 276,923 Unquoted Options (ASX Code: MBPAS) (b) INDIRECTLY HELD by Tate & Belyea Superannuation Fund: - 141,000 Fully Paid ordinary Shares (ASX Code: MBP)
Class	Unquoted Options (ASX Code: MBPAM)

+ See chapter 19 for defined terms.

Number acquired	Issue of 323,077 Fully Paid Ordinary Shares (ASX Code: MBP) upon exercise of 323,077 Unquoted Options (ASX CODE: MBPAM)
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Cash consideration of $139,989.26
No. of securities held after change	(a) DIRECTLY HELD by Christopher Belyea: - 224,077 Fully Paid Ordinary Shares (ASX Code: MBP) - 400,000 Unquoted Options (ASX Code: MBPAO) - 276,923 Unquoted Options (ASX Code: MBPAS) (b) INDIRECTLY HELD by Tate & Belyea Superannuation Fund: - 240,000 Fully Paid ordinary Shares (ASX Code: MBP)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	EXERCISE OF UNQUOTED OPTIONS (ASX CODE: MBPAM)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

52

metabolic

5 July, 2004

Coverage of Metabolic Pharmaceuticals by U.S. based Research Group

Metabolic wishes to advise that the Cohen Independent Research Group based in California, U.S.A. have released, over the weekend, a detailed Research Report on Metabolic Pharmaceuticals Limited.

Their "Intermediate Term Target Price Estimates" are in the range $2.29 for the pessimistic scenario through to $4.67 for the optimistic scenario. Metabolic believes this report will be released into Cohen Independent Research Group's distribution list on commencement of business after the July 4 long weekend in the U.S.

A copy of this Research Report may be downloaded from the following web address : http://www.cohenresearch.com/reports/mbp_07-01-04.pdf. It will also be available on the Metabolic website within the next few days.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity (AOD9604 in Phase 2b human trials), pain (ACV1 in preclinical toxicology), type 2 diabetes, and osteoporosis. Further details are available at **www.metabolic.com.au**.

Contact Information:

Ph +61 3 9860 5700
David Kenley VP Corporate Development **david.kenley@metabolic.com.au**

53

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

6 July 2004

METABOLIC PHARMACEUTICALS LIMITED

TRADING HALT

The securities of Metabolic Pharmaceuticals Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 7 July 2004 or when the announcement is released to the market.

Security Code: MBP

James Gerraty
MANAGER COMPANIES

metabolic

Increasing awareness in US markets in preparation for 2005.

Yesterday we announced the issuance of a research report from a US-based research group. The early issuance of the report on the US company's website came as a surprise to us and in the circumstances we felt it was appropriate to alert the market to its existence and provide access to the report. The opinions expressed in the research report are welcome.

This research report forms part of a strategy to increase awareness in the US markets in preparation for substantially increased interest in our company if the clinical trial on AOD9604 is successful. We believe increased US awareness will help us gain maximum value from positive results and provide us with a strong position to negotiate with international pharmaceutical companies. Our recent trip to New York, where we presented to US biotech investors, met with much enthusiasm.

In addition to interacting with firms providing analyst reports on the Company, we are also working with a New York based technology investment firm and other consultants who have introduced the company to excellent US contacts, potential investors and investment banks. Remuneration is in the form of cost reimbursement and the unquoted MBPAU options granted for investment banking and research publication services announced in March 2004, having an exercise price of $1.25.

Preparations are currently under way to place the formal documents in order for a potential NASDAQ listing in 2005 on positive results.

As outlined in our June shareholder update, the Phase 2b trial on AOD9604 is being conducted in 300 obese adults at five Australian clinical trial sites. Results are still on schedule to be known and released in November.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has programs aimed at treating obesity (AOD9604 in Phase 2b human trials), neuropathic pain (ACV1 in preclinical toxicology), and type 2 diabetes. Further details are available at ***www.metabolic.com.au***.

Contact Information:

Ph +61 3 9860 5700
Chris Belyea CEO **chris.belyea@metabolic.com.au**
David Kenley VP Corporate Development **david.kenley@metabolic.com.au**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	74,928 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	• 13,928 MBPAM unquoted employee Options at 43.33 cents per share – total $6,035. • 45,000 MBPAO unquoted employee options at 80 cents per share – total $36,000. • 16,000 MBPAQ unquoted employee Options at 90 cents per share – total $14,400.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of: - 13,928 MBPAM unquoted employee options - 45,000 MBPAO unquoted employee options - 16,000 MBPAQ unquoted employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	- 15,000 – 5 July 2004 - 30,000 – 14 July 2004 - 29,928 – 27 July 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	228,387,610	MBP

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,224,999	MBPAM
		2,005,000	MBPAO
		1,574,000	MBPAQ
		1,200,000	MBPAS
		350,000	MBPAU

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: B Shave Date: 27 July 2004
(Company secretary)

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	310,384 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	• 121,153 MBPAM unquoted employee Options at 43.33 cents per share – total $52,495.60. • 120,000 MBPAO unquoted employee options at 80 cents per share – total $96,000. • 69,231 MBPAS unquoted employee Options at 55 cents per share – total $38,077.05.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of: - 121,153 MBPAM unquoted employee options - 120,000 MBPAO unquoted employee options - 69,231 MBPAS unquoted employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 August, 2004: - 80,769 MBPAM unquoted employee options - 100,000 MBPAO unquoted employee options - 69,231 MBPAS unquoted employee options 16 August, 2004: - 40,384 MBPAM unquoted employee options - 20,000 MBPAO unquoted employee options

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
228,697,994	MBP

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,103,846 1,885,000 1,574,000 1,130,769 350,000	MBPAM MBPAO MBPAQ MBPAS MBPAU

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BShave (Company secretary) Date: 16 August 2004

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

APPENDIX 4E

Preliminary final report

Name of entity:	**METABOLIC PHARMACEUTICALS LIMITED**
ABN:	**96 083 866 862**
Reporting period:	**FINANCIAL YEAR ENDED 30 JUNE 2004**
Previous corresponding period:	Financial Year Ended 30 June 2003

INDEX

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of Metabolic Pharmaceuticals Limited for the year ended 30 June 2003 are as follow:

Revenues and Results from Ordinary Activities:		Change compared to 2003 %		2004 $
Revenues from ordinary activities	Up	382%	to	2,818,676
Loss from ordinary activities after tax attributable to members	Loss has increased	11%	to	(9,543,526)
Net Loss for the period attributable to members	Loss has increased	11%	to	(9,543,526)

Dividends:

No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid for the previous corresponding period.

Brief explanation of figures reported above:

The loss of the Company for the year ended 30 June 2004 after provision for income tax of nil was $9,543,526 (2003: $8,570,079). This result has been achieved after fully expensing all research and development and patent costs totaling $10,433,074. Income for the period totaled $2,818,676 representing interest and grant income. The Company has no borrowings and at 30 June 2004 cash reserves in excess of $17 million.

For further details relating to the current period's results, refer to the "Commentary on Results" on the following page.

COMMENTARY ON RESULTS

The loss of the Company for the year ended 30 June 2004 after provision for income tax of nil was $9,543,526 (2003: $8,570,079). This result has been achieved after fully expensing all research and development and patent costs totaling $10,433,074. Income for the period totaled $2,818,676 including interest income of $791,247 and grant income of $2,027,429. The Company has no borrowings and at 30 June 2004 cash reserves in excess of $17 million.

PRINCIPAL ACTIVITIES

Metabolic is building a development pipeline of pharmaceutical compounds with the strategic aim of providing important innovative drugs for world markets. Our primary focus has been, and remains, the clinical development of AOD9604, our most advanced compound, with the aim of providing an improved prescription obesity drug with a revolutionary mode of action.

The principal activities of the Company during and since the period under review were to:

- advance the clinical development of obesity drug AOD9604 by commencing a 300-patient multi-centre Phase 2B clinical trial, with results scheduled to be known in November 2004;
- advance the preparation of AOD9604 for future Phase 3 clinical studies by progressing ongoing toxicology studies, manufacturing development and the basic science of AOD9604 action;
- appoint a US Clinical Advisory Panel on obesity to advise on further AOD9604 clinical development;
- in-license ACV1, a peptide compound with potential for the treatment of neuropathic pain, and commence formal preclinical studies in preparation for Phase 1 human clinical trials in early 2005;
- continue early preclinical evaluation of other compounds in three separate therapeutic areas - type 2 diabetes, osteoporosis and iron overload, reaching decision points in respect of two of them;
- evaluate other potential compounds for possible in-licensing; and
- move towards establishing a presence in US financial markets.

REVIEW OF OPERATIONS

AOD9604 Obesity Drug

The AOD9604 molecule is a small orally active peptide modelled on one part of the human growth hormone molecule. Growth hormone naturally occurs in the body and has profound stimulatory effects on fat metabolism, with levels of the hormone typically becoming suppressed in the obese state. Daily dosing with AOD9604 restores suppressed fat metabolism by mimicking the fat metabolic effects of growth hormone.

Metabolic believes that AOD9604 has the potential to provide a safer and more effective pharmaceutical treatment for obesity than existing drugs.

Previous short-term clinical trials conducted with AOD9604, using single doses and multiple doses up to 1 week's duration, have indicated that it is orally active, well tolerated and shows the expected trends in weight loss.

During the period under review major progress was made on obesity drug AOD9604.

The company commenced a 300 patient double-blind, placebo-controlled, Phase2B human clinical trial with AOD9604 at 5 clinical sites in Australia. Recruitment for this trial commenced in November 2003 and the study is fully enrolled, with results expected to be known and announced in November 2004. The primary aim of this trial is to measure weight loss after 3 months of once daily oral dosing with AOD9604 compared to placebo.

Through contractors, the company has established two feasible methods of market scale manufacture. We expect to proceed with a chemical synthesis method for Phase 3 clinical trial and market entry, with a possibility of transferring to a recombinant process in later years.

Other supporting development activities also continued. A contracted scientific collaboration was established with Neuren Ltd (Auckland, New Zealand) to assist in the company's program of further research into the biochemical mechanisms underlying AOD9604 action. Long term animal toxicity studies in rat (6 months) and monkey (9 months) on AOD9604 were completed by UK contractors and draft reports are favourable. It is anticipated that reproductive toxicity studies, to allow future clinical trials to include women of child bearing potential, will be conducted before commencement of Phase 3 clinical trials timed for mid 2005.

ACV1 Analgesic

In September 2003 the Company in-licensed a high potential new compound, ACV1, from Associate Prof Bruce Livett at Melbourne University and co-inventors. ACV1 is a peptide compound for the treatment of pain which acts by an entirely novel mechanism, specifically blocking a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). It can be administered by convenient routes such as subcutaneous injections without apparent adverse effects, providing substantial pain relief in animal models of nerve injury. This area of pain control has a significant market need for improved drugs.

The inventors of ACV1 amassed a large quantity of positive animal model efficacy data in rat models of neuropathic pain, and independent laboratory tests contracted by the company are consistent with their findings. Collaboration with a research group in Germany has also confirmed activity of ACV1 on human nerves, increasing the expectation of success in human clinical trials. This scientific work has recently been submitted for publication.

The Company has progressed ACV1 into formal preclinical toxicity and safety studies which are now well under way. The results of up to two weeks of repeat dosing in preliminary tests have been very favourable. Draft results of the full toxicology package are expected to be available in January 2005.

Dosing in Phase 1 human safety trials by subcutaneous injection is targeted to begin in Q1 2005. It is expected that the first indication targeted for ACV1 in Phase 2 clinical trials will be neuropathic pain in diabetics, as this is an easily identified condition suffered by an accessible and numerous patient group. However the potential range of indications for ACV1 extend to post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

Discovery Projects and In-licensing

The Company also engages in discovery activity or early stage preclinical evaluation on a range of potential treatments. These activities occupy a minor component of our annual expenditure, but are an important component in our strategy of building a robust pipeline of compounds in clinical development.

The early stage evaluation work is intended to help the Company make a well-informed assessment of the future chances of success, largely based on thorough animal efficacy data. On the basis of that data, we can then consider making the multi-million dollar commitment to elevate a compound to clinical development.

During the period under review, preclinical evaluation continued on the Company's early stage research compounds, in the fields of diabetes, osteoporosis and iron overload, and decision points were reached. It was decided not to proceed further with the osteoporosis and iron overload projects. Discovery work is continuing on the diabetes compounds.

One in-licensing opportunity is currently under detailed evaluation.

Capital Raising

During the period under review capital raised included:

- $8,852,851 in July 2003 from the exercise of 44,264,252 options (ASX Code: MBPO) at an exercise price of $0.20 before their expiry on 31 July 2003.
- $6,133,000 in November 2003 from the issue of 5,525,833 fully paid ordinary shares subscribed for by existing shareholders at $1.11 per share pursuant to an offer made under the Company's Share Purchase Plan.
- $4,860,000 in May 2004 from the issue of 6,000,000 fully paid ordinary shares by way of a private placement at $0.81 per share to two of the Company's existing largest shareholders.

START Grant

During the period under review the Industry Research and Development Board approved a grant to the Company under the Commonwealth Government's R&D START Program to be used in the conduct of the Phase 2B clinical trial of obesity drug AOD9604. The Company will be granted up to $2.1 million in dollar-for-dollar funding and during the current year received $1,985,041 in this regard.

LIKELY DEVELOPMENTS AND FUTURE RESULTS

In the next financial year the Company expects to:

- Complete the Phase 2B clinical trial on AOD9604.
- If the Phase 2B clinical trial is successful the company anticipates obtaining a listing on NASDAQ and continuing the AOD9604 development into Phase 3 clinical trials, probably in collaboration with a pharmaceutical company marketing partner;
- Conduct a Phase I clinical trial on ACV1;
- Continue to evaluate new in-licensing opportunities;

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Metabolic Pharmaceuticals Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative.

This report may contain forward-looking statements regarding the potential of the Company's projects and the development and therapeutic potential of the Company's research and development. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising pharmaceutical compounds that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the Company's research and development program referred to in this report for the period ended 30 June 2004.

Metabolic Pharmaceuticals Limited

ABN 96 083 866 862

Annual Financial Report

For the year ended 30 June 2004

Table of Contents

Statement of Financial Position

AT 30 JUNE 2004	Note	30 June 2004 $	30 June 2003 $
CURRENT ASSETS			
Cash assets	3(a)	17,346,984	6,849,627
Receivables	3(b)	125,081	25,703
Other	3(c)	210,163	312,525
Total Current Assets		17,682,228	7,187,855
NON-CURRENT ASSETS			
Property, plant and equipment	4(a)&(b)	968,806	286,491
Total Non-Current Assets		968,806	286,491
Total Assets		18,651,034	7,474,346
CURRENT LIABILITIES			
Payables	5	1,867,412	1,160,084
Provisions	6	66,364	38,474
Total Current Liabilities		1,933,776	1,198,558
NON-CURRENT LIABILITIES			
Provisions	6	32,741	14,581
Total Non-Current Liabilities		32,741	14,581
Total Liabilities		1,966,517	1,213,139
Net Assets		16,684,516	6,261,207
EQUITY			
Contributed equity	7	50,416,166	30,550,838
Reserves	8	383,478	281,972
Accumulated losses	7	(34,115,128)	(24,571,603)
Total Equity		16,684,516	6,261,207

The accompanying notes form an integral part of this Statement of Financial Position.

Statement of Financial Performance

YEAR ENDED 30 JUNE 2004	Note	30 June 2004 $	30 June 2003 $
Revenue from ordinary activities	2	2,818,676	585,050
Research and development expenses	2	(10,433,074)	(8,013,887)
Overhead expenses	2	(1,929,128)	(1,141,242)
Loss from ordinary activities before income tax expense		(9,543,526)	(8,570,079)
Income tax expense relating to ordinary activities	9	-	-
Loss from ordinary activities after related income tax expense		(9,543,526)	(8,570,079)
Extraordinary items after related income tax expense		-	-
Net loss		(9,543,526)	(8,570,079)
Net loss attributable to members of Metabolic Pharmaceuticals Limited		(9,543,526)	(8,570,079)
Net increase in option premium reserves	8	101,506	6
Capital raising expenses		(61,653)	-
Total revenues, expenses and valuation adjustments attributable to members of the entity and recognized directly in equity		39,853	-
Total changes in equity other than those resulting from transactions with owners as owners		(9,503,673)	(8,570,073)
Basic earnings per share (cents per share)	11	(4.42)	(5.35)
Diluted earnings per share (cents per share)	11	(4.42)	(5.35)

The accompanying notes form an integral part of this Statement of Financial Performance.

Statement of Cash Flows

YEAR ENDED 30 JUNE 2004	Note	30 June 2004 $	30 June 2003 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		(11,913,490)	(8,767,678)
GST refund received		318,178	295,461
Interest received		691,033	502,443
Grant Income		2,027,429	138,647
Net operating cash flows	12 (b)	(8,876,850)	(7,831,127)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for plant and equipment		(491,126)	(76,615)
Net investing cash flows		(491,126)	(76,615)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from share and option issues		19,865,334	2,682,714
Net financing cash flows	12 (c)	19,865,334	2,682,714
Net increase/(decrease) in cash held		10,497,357	(5,225,028)
Cash at the beginning of the financial year		6,849,627	12,074,655
Cash at the end of the financial year	12 (a)	17,346,984	6,849,627

The accompanying notes form an integral part of this Statement of Cash Flows.

Notes to the Financial Statements

YEAR ENDED 30 JUNE 2004

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

1.1 Basis of Accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.
The financial statements of the company have been prepared on a going concern basis. The company's operations are subject to major risks due primarily to the nature of research, development and commercialisation to be undertaken. The risk factors set out may materially impact the financial performance and position of the company, including the future value of the shares and options issued.

The going concern basis assumes that future capital raisings will be available to enable the company to undertake the research, development and commercialisation of its projects and that the subsequent commercialisation of the developed products will be successful. The financial statements take no account of the consequences, if any, of the inability of the company to obtain adequate funding nor of the effects of unsuccessful research, development and commercialisation of the company's projects.

1.2 Contributed Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

1.3 Recoverable Amounts of Non-Current Assets

All non-current assets are reviewed at least annually to determine whether their carrying amounts require write down to recoverable amount. In considering the likely recoverable amount of non-current assets, future cash flows have not been discounted to their net present values

1.4 Income Tax

The financial statements apply the principles of tax-effect accounting. The income tax expense in the statement of financial performance represents the tax on the pre-tax accounting loss adjusted for income and expenses never to be assessed or allowed for taxation purposes.

The benefit arising from estimated carry forward tax losses has not been recognised as a future income tax benefit asset, as realisation of such benefit is not considered virtually certain.

1.5 Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST (if any) included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position. Cash flows are included in the Statement of Cash Flows on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed exclusive of the amount of GST recoverable from, or payable to, the taxation authority.

1.6 Cash and cash equivalents

Cash at bank and short-term deposits are stated at nominal value.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.7 Payables
Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the company.

1.8 Revenue Recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:
Interest

Control of the right to receive the interest payment.

1.9 Research and Development
Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.
Patent costs are expensed as incurred.

1.10 Plant and Equipment
Plant and equipment are carried at cost and are depreciated over their useful economic lives as follows:

	Life	Method
Office equipment	3 - 10 years	Straight line
Laboratory plant and equipment	5 years	Straight line

1.11 Employee Benefits
Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include annual leave and long service leave.

Liabilities arising in respect of employee benefits expected to be settled within twelve months of the reporting date, such as annual leave, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

The value of the Metabolic Employee Share Option Plan described in note 10 is not being recognised as an employee benefits expense.

1.12 Financial Instruments Included in Equity
Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

1.13 Financial Instruments Included in Assets
Receivables represent interest earned and not received on short-term investments. Interest is recognised on an effective yield basis.

1.14 Foreign Currency Transactions
Foreign currency items are translated to Australian currency on the following basis:
- Transactions are converted at exchange rates approximating those in effect at the date of each transaction;
- Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Exchange differences relating to monetary items are included in the statement of financial performance.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.15 Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

1.16 Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

NOTE 2. REVENUE AND EXPENSES

	30 June 2004 $	30 June 2003 $
Operating loss from ordinary activities is after crediting the following revenues:		
Revenues from ordinary operating activities:		
Interest income from unrelated parties	790,411	446,403
Grants received	2,027,429	138,647
Sundry Income	836	-
	2,818,676	585,050
Operating loss from ordinary activities is after charging the following expenses:		
Research and development expense:		
- Salaries and oncosts	1,171,018	832,526
- AOD9604 Obesity Project	6,976,375	6,573,958
- ACV1 Neuropathic Pain Project	1,847,613	10,000
- Other R & D Activities	438,068	597,403
	10,433,074	8,013,887
Overhead expense:		
- Salaries and oncosts	652,119	276,301
- Operating leases	126,514	90,541
- Depreciation - office equipment	41,279	29,003
- Depreciation – laboratory equipment	123,671	57,965
- Other	985,545	687,432
	1,929,128	1,141,242
	12,362,202	9,155,129

NOTE 3. CURRENT ASSETS

(a) Cash Assets

	30 June 2004 $	30 June 2003 $
Cash	26,984	6,529,627
Term deposits (i)	17,320,000	320,000
	17,346,984	6,849,627

(i) The term deposits mature within 30 to 110 days and have interest rates between 4.75% and 5.33% (2003: term deposit rate of 4.25%).

(b) Receivables

	30 June 2004 $	30 June 2003 $
Interest receivable	125,081	25,703

c) Other Assets

	30 June 2004 $	30 June 2003 $
Prepayments	73,765	208,618
Security deposits	12,141	15,488
Other	124,257	88,419
	210,163	312,525

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

(a) Office Equipment

	30 June 2004 $	30 June 2003 $
(i) Cost		
Opening balance	123,481	93,054
Additions	86,075	30,427
Closing balance	209,556	123,481
(ii) Accumulated Depreciation		
Opening balance	(63,251)	(34,248)
Depreciation for the year	(41,279)	(29,003)
Closing balance	(104,530)	(63,251)
Net Book Value – Office Equipment	105,026	60,230

	30 June 2004 $	30 June 2003 $
NOTE 4. PROPERTY, PLANT AND EQUIPMENT (CONT.)		
(b) Laboratory, Plant & Equipment		
(i) Cost		
Opening balance	303,288	257,100
Additions	761,190	46,188
Closing balance	1,064,478	303,288
(ii) Accumulated Depreciation		
Opening balance	(77,027)	(19,062)
Depreciation for the year	(123,671)	(57,965)
Closing balance	(200,698)	(77,027)
Net Book Value – Laboratory, Plant and Equipment	863,780	226,261
Net Book Value - Fixed Assets	968,806	286,491

NOTE 5. PAYABLES (CURRENT)

Accrued expenses (unsecured)	1,867,412	1,155,539
Payable to Directors	-	4,545
Total payables	1,867,412	1,160,084

NOTE 6. PROVISIONS (CURRENT & NON CURRENT)

Current		
Annual leave	66,364	38,474
Non Current		
Long Service Leave	32,741	14,581
Total Provisions	99,105	53,055

	30 June 2004 $	30 June 2003 $
NOTE 7. CONTRIBUTED EQUITY		
Contributed equity at beginning of year	30,550,838	27,868,129
Shares issued during the year (i)	19,865,328	2,387,991
Monies held in trust for issue of shares	-	294,718
Contributed equity at end of year	50,416,166	30,550,838

Movement in contributed equity for the year

	Number of Shares	
On issue at start	170,572,544	158,732,899
Issued during the year (i)	11,525,833	-
Options converting to ordinary shares	45,891,228	11,839,645
On issue at end	227,989,605	170,572,544

Equity	$	$
Total equity at the beginning of the financial year	6,261,207	12,148,571
Transactions with owners as owners:		
Contributed equity arising from share issues	19,926,981	2,387,985
Contributed equity arising from monies held in trust for issue of shares	-	294,724
Options issued for services provided (note 8(ii))	101,500	-
Consideration paid on issue of employee options (note8(i))	6	6
Transaction costs recognised as a reduction in equity	(61,653)	-
Total changes in equity recognised in the Statement of Financial Performance	(9,543,525)	(8,570,079)
Total equity at reporting date	16,684,516	6,261,207

Accumulated Losses

Accumulated losses at the beginning of the financial year	(24,571,602)	(16,001,523)
Net loss	(9,543,526)	(8,570,079)
Retained profits at the end of the financial year	(34,115,128)	(24,571,602)

(i) Proceeds from shares issued during the year:

- During July 2004 the company received $8,852,851 from the exercise of 44,264,252 options (ASX Code: MBPO) at an exercise price of $0.20 before their expiry on 31 July 2003.
- During the year $81,130 was received from the exercise of 153,385 employee options
- In October and November 2003 the company raised $6,071,347 from the issue of 5,525,833 fully paid ordinary shares subscribed for by existing shareholders at $1.11 per share pursuant to an offer made under the company's Share Purchase Plan. The amount received from shareholders was $6,133,000 less transaction costs of $61,653 recognised as a reduction in equity.
- In May 2004 the company raised $4,860,000 by way of a private placement of 6,000,000 fully paid ordinary shares at $0.81 per share to two of the company's existing largest shareholders.

Terms and conditions of contributed equity

Ordinary Shares attract the right to receive notice of and attend and vote at all general meetings of the Company, to receive dividends as declared and, in the event of winding up the Company, to participate equally in the distribution of the assets (both capital and surplus), subject to any amounts unpaid on shares. Each Ordinary Share entitles the holder to one vote, either in person or by proxy, at a meeting of the Company.

NOTE 7. CONTRIBUTED EQUITY (CONTINUED)

Options over Ordinary Shares

Date of Issue	01/03/04 MBPAU	23/12/03 MBPAQ	23/07/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	10/03/00 MBPAO	10/03/00 MBPAM	1998/1999 MBP0	28/10/98 MBPAK	Total
On issue at beginning of the year	-	-	-	280,000	250,000	250,000	180,000	250,000	2,050,000	1,591,158	46,219,920	1,350,000	52,421,078
Issued during the year (a)(i)	350,000	580,000	1,200,000	-	-	-	-	-	-	-	-	-	2,130,000
Exercised during the year (b)	-	-	-	-	-	-	(40,000)	-	-	(21,077)	(45,737,843)	(92,308)	(45,891,228)
Options cancelled during the year (c)	-	-	-	-	(100,000)	-	(60,000)	-	-	(8,077)	(482,077)	(1,257,692)	(1,907,846)
Outstanding and exercisable at balance date	350,000	580,000	1,200,000	280,000	150,000	250,000	80,000	250,000	2,050,000	1,562,004	-	-	6,752,004
Issued subsequent to balance date	-	-	-	-	-	-	-	-	-	-	-		
Exercised subsequent to balance date	-	-	(69,231)	(16,000)	-	-	-	-	(165,000)	(458,158)	-		(708,389)
Cancelled subsequent to balance date	-	-	-	-	-	-	-	-	-	-	-		-
Outstanding and exercisable at date of Directors' Report	350,000	580,000	1,130,769	264,000	150,000	250,000	80,000	250,000	1,885,000	1,103,846	-	-	6,043,615
Number of recipients	6	6	6	4	2	1	2	1	10	11	2,332	11	
Exercise price	$1.25	$1.00	55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	20¢	43.33¢	
Exercise period: from	01/03/04	23/12/03	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	26/11/98	28/10/98	
To	01/03/09	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	31/07/03	
Expiration date	01/03/09	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	31/07/03	

Notes (continued)

YEAR ENDED 30 JUNE 2004

NOTE 7. CONTRIBUTED EQUITY (CONTINUED)

During the period under review:

(a) The following options were issued during the year:

(i) At a General Meeting on 23 July 2003 shareholders ratified the issue of 1,200,000 replacement options to the Directors and Company Secretary with an exercise price of 55¢ and an expiry date of 31 July 2005, conditional upon the cancellation of the 1,200,000 options ("cancelled options") granted to the Directors and Company Secretary under the Company's Prospectus dated 17 August 1998 which had an exercise price of 43.33¢ and an expiry date of 31 July 2003.

(ii) On 23 December 2003, 580,000 options were issued to 6 employees as part of the Metabolic Employee Share Option Plan. Each option has an expiry date of 23 November 2008 and entitles the holder to purchase one ordinary share at an exercise price of $1.00. The option holders may not exercise more than the following proportion of the options from time to time held by the option holder:

- prior to 23 December 2004	-	nil
- after 23 December 2004	-	20%
- after 23 December 2005	-	40%
- after 23 December 2006	-	70%
- after 23 December 2007	-	100%

(iii) On 1 March 2004, 350,000 options were issued in lieu of payment for the provision of investment banking and research publication services. Each option has an expiry date of 1 March 2009 and entitles the holder to purchase one ordinary share at an exercise price of $1.25.

(b) The following options were exercised during the year:

(i) 92,308 employee options (issued 28/10/98) with an exercise price of 43.33¢.
(ii) 45,737,843 listed options (ASX code: MBPO) (issued 1998/1999) with an exercise price of 20¢.
(iii) 21,077 employee options (issued 10/3/03) with an exercise price of 43.33¢.
(iv) 40,000 employee options (issued 25/5/01) with an exercise price of 80¢.

(c) The following options were cancelled during the year:
(i) 482,077 listed options (ASX code: MBPO) (issued 1998/1999) with an exercise price of 20¢ were unexercised as at their expiry date of 31 July 2003.
(ii) 1,200,000 options granted to officers and executives under the Company's Prospectus dated 17 August 1998 which had an exercise price of 43.33¢ and an expiry date of 31 July 2003 (see note 7(a)(i)).
(iii) employee options:
- 57,692 options (issued 28/10/98) with an exercise price of 43.33¢.
- 8,077 options (issued 10/3/00) with an exercise price of 43.33¢.
- 60,000 options (issued 25/05/01) with an exercise price of 80¢.
- 100,000 options (issued 22/11/02) with an exercise price of 90¢

(d) The following employee options were exercised subsequent to the balance date:
- 458,158 options (issued 10/3/00) with an exercise price of 43.33¢.
- 165,000 options (issued 10/3/00) with an exercise price of 80¢
- 16,000 options (issued 17/1/03) with an exercise price of 90¢.
- 69,231 options (issued 23/7/03) with an exercise price of 55¢.

Notes (continued)

YEAR ENDED 30 JUNE 2004

	30 June 2004 $	30 June 2003 $
NOTE 8. RESERVES		
Option premium reserve	383,478	281,972
Total reserves	383,478	281,972
Movement in option premium reserve:		
Balance at beginning of period	281,972	281,966
Issue of options during the period (i)&(ii)	101,506	6
Balance at end of period	383,478	281,972

(i) On 23 December 2003, 580,000 options were issued to 6 employees as part of the Metabolic Employee Share Option Plan at a consideration of $1.00 per subscriber (total $6). Each option has an expiry date of 23 November 2008 and entitles the holder to purchase one ordinary share at an exercise price of $1.00. (see also note 7(a)(ii))

(ii) On 1 March 2004, 350,000 options were issued in lieu of payment for the provision of investment banking and research publication services. Each option has an expiry date of 1 March 2009 and entitles the holder to purchase one ordinary share at an exercise price of $1.25. The directors have endeavoured to estimate the fair value of these options by using the Hoadley options pricing formula which values each option, based on the expiration date and exercise price. Based on this formula, each option has a value of $0.29. The directors have adopted this valuation for the purpose of these accounts. (see also note 7(a)(iii))

NOTE 9. INCOME TAX

The difference between income tax expense provided in the financial statements and the prima facie income tax expense is reconciled as follows:

Loss from ordinary activities before income tax	(9,543,526)	(8,570,079)
Prima facie tax calculated at 30% (2002: 30%)	(2,863,058)	(2,571,023)
Tax effect of permanent differences:		
Research and development	(562,500)	(427,397)
Listing expenses	15,217	8,933
Entertainment expenses	753	2,024
Tax losses not brought to account	3,409,588	2,987,463
Income tax attributable to loss from ordinary activities	-	-
The estimated potential future income tax benefit at period end calculated at 30% (2003: 30%) in respect of tax losses not brought to account is:	11,295,363	7,679,992

Notes (continued)

YEAR ENDED 30 JUNE 2004

NOTE 9. INCOME TAX (CONTINUED)

This benefit of the tax losses will only be realised if:

(i) the company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

(ii) the company continues to comply with the conditions for deductibility imposed by law; and

(iii) there are no changes in taxation legislation adversely affecting the company in realising the benefit.

The estimated tax effect of the balance of timing differences not brought to account at period end are a future income tax benefit of $24,169 (2003: $15,592) and provision for deferred income tax of $39,595 (2003: $2,859).

		30 June 2004 $	30 June 2003 $
NOTE 10. EMPLOYEE BENEFITS RECOGNISED			
The aggregate employee benefit liability is comprised of			
Provisions (Current)	6	66,364	38,474
Provisions (Non-current)	6	32,741	14,581
		99,105	53,055

The number of full time equivalents employed at 30 June 2004 was 17 (2003: 10).

Employee Share Option Plan

In February 2000 the Company established the Metabolic Employee Share Option Plan where the Company may, at the discretion of management, grant options over the ordinary shares of Metabolic Pharmaceuticals Limited to directors, executives and members of staff of the Company. The options, issued for nominal consideration, are granted in accordance with performance guidelines established by the directors of Metabolic Pharmaceuticals Limited, although the management of Metabolic Pharmaceuticals Limited retains the final discretion on the issue of the options. The options are issued for varying terms ranging from 4 years 6 months to 4 years 11 months and are exercisable beginning on the first anniversary of the date of grant. The options cannot be transferred and will not be quoted on the ASX. There are currently directors, executives and staff eligible for this scheme.

Information with respect to the number of options granted under the Metabolic Employee Share Option Plan is as follows:

Notes (continued)

YEAR ENDED 30 JUNE 2004

NOTE 10. EMPLOYEE BENEFITS RECOGNISED (CONTINUED)

(a) Employee Options 30 June 2004

Date of Issue	23/12/03 MPBAQ	23/7/03 MPBAS	17/01/03 MPBAQ	22/11/02 MBPAQ	14/12/01 MPBAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	10/03/00 MBPAO	10/03/00 MBPAM	28/10/98 MBPAK	Total
On issue at beginning of the year	-	207,692	280,000	250,000	250,000	180,000	250,000	450,000	433,466	357,692	2,658,850
Issued during the year	580,000	-	-	-	-	-	-	-	-	-	580,000
Exercised during the year (ii)	-	-	-	-	-	(40,000)	-	-	(21,077)	(92,308)	(153,385)
Cancelled during the period	-	-	-	(100,000)	-	(60,000)	-	-	(8,077)	(265,384)	(433,461)
Outstanding at balance date and exercisable	580,000	207,692	280,000	150,000	250,000	80,000	250,000	450,000	404,312	-	2,652,004
Issued subsequent to balance date	-	-	-	-	-	-	-	-	-	-	-
Exercised subsequent to balance date	-	-	(16,000)	-	-	-	-	(65,000)	(54,312)	-	(135,312)
Cancelled subsequent to balance date	-	-	-	-	-	-	-	-	-	-	-
Outstanding at date of Directors' Report and exercisable	580,000	207,692	264,000	150,000	250,000	80,000	250,000	385,000	350,000	-	2,516,692
Number of recipients	6	1	4	2	1	2	1	5	6	6	
Exercise price	55¢	55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	43.33¢	
Exercise period: from	23/12/03	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	28/10/98	
To	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	
Expiration date	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	
Options exercised during the year											
Number of Share issued											
Issue date: - 10/07/03		-	-	-	-	-	-	-	-	34,616	
- 22/07/03		-	-	-	-	-	-	-	-	57,692	
- 23/07/03		-	-	-	-	-	-	-	13,000	-	
- 06/08/03		-	-	-	-	40,000	-	-	8,077	-	
Exercise Price paid by Employees											
Issue date: - 10/07/03		-	-	-	-	-	-	-	-	14,999	
- 22/07/03		-	-	-	-	-	-	-	-	24,998	
- 23/07/03		-	-	-	-	-	-	-	5,633	-	
- 06/08/03		-	-	-	-	32,000	-	-	3,500	-	
Fair value of share issued											
Issue date: -- 10/07/03		-	-	-	-	-	-	-	-	27,693	
- 22/07/03		-	-	-	-	-	-	-	-	45,577	
- 23/07/03		-	-	-	-	-	-	-	10,140	-	
- 06/08/03		-	-	-	-	37,600	-	-	7,592	-	

Notes (continued)

YEAR ENDED 30 JUNE 2004

NOTE 10. EMPLOYEE BENEFITS RECOGNISED (CONTINUED)

(b) Employee Options 30 June 2003

(i) Employee options over Ordinary Shares (No. of Options)

Date of Issue	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	28/10/98	Total
On issue at beginning of the year	-	-	-	250,000	180,000	250,000	450,000	481,920	395,230	2,007,150
Issued during the year		280,000	250,000	-		-	-	-	-	530,000
Exercised during the year (ii)	-	-	-	-	-	-	-	(48,454)	(37,538)	(85,992)
Outstanding at balance date and exercisable		280,000	250,000	250,000	180,000	250,000	450,000	433,466	357,692	2,451,158
Issued subsequent to balance date	207,692									207,692
Exercised subsequent to balance date	-	-	-	-	(40,000)		-	(21,077)	(92,308)	(153,385)
Cancelled subsequent to balance date	-	-	(100,000)		(60,000)			(8,077)	(265,384)	(433,461)
Outstanding at date of Directors' Report and exercisable	207,692	280,000	150,000	250,000	80,000	250,000	450,000	404,312	-	2,072,004
Number of recipients	1	4	2	1	2	1	5	6	6	
Exercise price	55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	43.33¢	
Exercise period: from	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	28/10/98	
To	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	
Expiration date	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	

(ii) The following table summarises information about options exercised by employees during the year ended 2003

Options exercised during the year								
Number of shares issued								
Issue date: - 26/3/03	-	-	-	-	-	-	8,074	-
- 29/7/02	-	-	-	-	-	-	40,380	-
- 30/9/02	-	-	-	-	-	-	-	23,692
- 30/1/03	-	-	-	-	-	-	-	11,540
- 27/3/03	-	-	-	-	-	-	-	2,306
Exercise Price paid by Employees								
Issue date: - 26/3/03	-	-	-	-	-	-	$ 3,498	-
- 29/7/02	-	-	-	-	-	-	$17,497	-
- 30/9/02	-	-	-	-	-	-	-	$10,266
- 30/1/03	-	-	-	-	-	-	-	$ 5,000
- 27/3/03	-	-	-	-	-	-	-	$ 999
Fair value of share issued								
Issue date: - 26/3/03	-	-	-	-	-	-	$ 5,490	-
- 29/7/02	-	-	-	-	-	-	$30,285	-
- 30/9/02	-	-	-	-	-	-	-	$16,584
- 30/1/03	-	-	-	-	-	-	-	$ 9,001
- 27/3/03	-	-	-	-	-	-	-	$ 1,545

Notes (continued)

YEAR ENDED 30 JUNE 2004

NOTE 11. EARNINGS PER SHARE

	30 June 2004 $	30 June 2003 $
Basic earnings per share (cents per share)	(4.42)	(5.35)
Diluted earnings per share (cents per share)(i)	(4.42)	(5.35)
(a) The following reflects the income and share data used in the calculation of basic and diluted EPS:		
Net loss used in calculating basic and diluted earnings per share	(9,543,526)	(8,570,079)
(b) Number of Ordinary Shares		
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	216,053,965	160,294,776
Effect of dilutive securities: Share options	1,846,875	34,098,948
Potential ordinary shares that are not dilutive and are excluded from the calculation of diluted earnings per share.	930,000	3,260,000

(i) Potential ordinary shares, being options to acquire ordinary shares, are not considered dilutive.

NOTE 12. NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation Of Cash

For the purpose of the statement of cash flows, cash includes cash at bank and investments in money market instruments. The company has no borrowings. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	30 June 2004 $	30 June 2003 $
Cash at bank	26,984	6,529,627
Short term deposits	17,320,000	320,000
	17,346,984	6,849,627

Notes (continued)

YEAR ENDED 30 JUNE 2004

NOTE 12. NOTES TO THE STATEMENT OF CASH FLOWS (CONTINUED)

(b) Reconciliation Of Net Operating Cash Flow Activities To Operating Loss After Income Tax

	30 June 2004 $	30 June 2003 $
Net Loss	(9,543,526)	(8,570,079)
Adjustments for non-cash items		
Depreciation	164,950	86,968
Asset not paid for at year end	(356,140)	-
Issue of options for services provided	101,500	-
Change in assets and liabilities during the financial year:		
(Increase)/decrease in interest receivable	(99,378)	56,040
(Increase)/decrease in other assets	102,366	(151,436)
Increase/(decrease) in trade creditors	707,328	730,390
Increase/(decrease) in employee provisions	46,050	16,990
Net cash used in operating activities	(8,876,850)	(7,831,127)

(c) Financing And Investing Activities

During the year 57,417,061 ordinary shares were issued resulting from:

- The exercise of 45,737,843 ordinary options (2003: 11,753,653).
- The exercise of 153,385 employee options (2003: 85,992).
- The application for 5,525,833 shares by existing shareholders pursuant to an offer made under the company's Share Purchase Plan (2003: nil).
- The private placement of 6,000,000 shares to two of the company's existing largest shareholders. (2003: nil).

(d) Foreign Currency Dealing Facility

The company has access to a foreign currency dealing facility to the value of AUD150,000 The facility was not utilised during the year.

Notes (continued)

YEAR ENDED 30 JUNE 2004

NOTE 13. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Specified Directors and Specified Executives

(i) Specified directors

Dr Arthur Emmett	Chairman (Non executive)
Dr Chris Belyea	Managing Director
Associate Professor Frank Man-Woon Ng	Directors (non executive)
Dr Evert Vos	Director (non executive)
Dr Roland Scollay	Director (non executive)
Patrick Sutch	Director (non executive)

Appointed
Patrick Sutch – 15 May 2004
Retired
Associate Prof Frank Ng – 24 March 2004

(ii) Specified executives

David Kenley	Vice President – Corporate Development & Joint Company Secretary
Caroline Herd	Vice President – Clinical Development
Mary Saleh	Vice President – Research
Belinda Shave	Financial Officer & Joint Company Secretary

(b) Remuneration of Specified Directors and Specified Executives

(i) Remuneration Policy
The remuneration committee of Metabolic Pharmaceuticals Ltd is responsible for determining and reviewing compensation arrangements for the directors and executives. The remuneration committee assesses the appropriateness of the nature and amount of emoluments of such officers by considering the performance of executive directors and executives, the performance of the company and the general pay environment to ensue that policies and practices enable the company to attract, motivate and retain directors and executives who will create value for shareholders.

The Board is responsible for reviewing its own performance. The non-executive directors are responsible for evaluating the performance of the chief executive officer, who in turn evaluates the performance of all other senior executives. The evaluation process is intended to assess the Company's business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

(ii) Remuneration of Specified Directors and Specified Executives
The company has adopted the fair value measurement provisions for all options granted to Specified Directors and Specified Executives, which had not vested as at 1 July 2003. The fair value of such grants is being amortised and disclosed as part of director and executive emoluments on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to options that never vest (i.e. forfeitures). Prior to 1 July 2002, the company disclosed the fair value of option grants using the Black Scholes option-pricing model but did not allocate those values over the vesting period. Rather, the full fair value of the grant was disclosed as an emolument in the year of grant. As a result, included in the amounts disclosed above as option emoluments in relation to the 2004 financial year, are amounts related to unexpired options that were granted and therefore also disclosed as part of emoluments in prior years as well.

From 1 July 2002, options granted as part of director and executive emoluments have been valued using the Black Scholes or Hoadley option pricing models, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. For the year ended 30 June 2004 the amortised value of options granted to specified directors and specified executives are included in the tables below:

Notes (continued)

YEAR ENDED 30 JUNE 2004

NOTE 13. DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)
iii) *Remuneration of Specified Directors and Specified Executives (continued)*
Specified Directors

	Primary		*Post Employment*	*Equity*	*Total $*
	Salary & Fees $	**Consultancy Fees $**	**Super-annuation**	**Options**	
Emmett A – Chairman (non executive)					
2004	**50,000**	-	**4,500**	**10,287**	**64,787**
2003	38,500	-	3,465	10,520	52,485
Belyea C – Managing Director					
2004	**250,008**	-	**22,501**	**29,751**	**302,260**
2003	200,016		18,001	30,450	248,467
Ng F – Director (non executive) (a)					
2004	**13,500**	**37,500**	**1,215**	**29,751**	**81,966**
2003	15,000	50,000	1,350	30,450	96,800
Vos E – Director (non-executive)					
2004	**32,000**	**52,009**	-	**29,751**	**113,760**
2003	30,000	97,261	-	30,450	157,711
Scollay R – Director (non-executive) (b)					
2004	**21,000**	-	-	-	**21,000**
2003	9,253	-	-	-	9,253
Sutch P - Director (non- executive (c)					
2004	**3,750**	-	-	-	**3,750**
2003	-	-	-	-	-
Total Remuneration: Specified Directors					
2004	**370,258**	**89,509**	**28,216**	**99,540**	**587,523**
2003	292,769	147,261	22,816	101,870	564,716

(a) Associate Prof Frank Ng retired from the board on 23 March 2004.
(b) Dr Roland Scollay was appointed to the Board on 19 November 2002.
(c) Patrick Sutch was appointed to the board on 15 May 2004.

Specified Executives	*Primary*		*Post Employment*	*Equity*	*Total $*
	Salary & Fees $	**Cash Bonus $**	**Super-annuation**	**Options**	
Kenley D – Vice President Corporate Development & Joint Company Secretary					
2004	**136,050**	**35,845**	**15,471**	**22,313**	**209,679**
2003	75,000	-	6,750	22,838	104,588
Herd D – Vice President Clinical Development					
2004	**112,445**	**10,000**	**11,020**	**10,577**	**144,042**
2003	120,000	10,000	11,700	6,881	148,581
Shave B – Financial Controller & Joint Company Secretary)					
2004	**107,165**	**4,000**	**10,005**	**4,210**	**125,380**
2003	69,160	2,000	6,404	133	77,697
Saleh M – Vice President Researc)					
2004	**79,579**	-	**7,162**	**5,949**	**92,690**
2003	32,282	10,000	3,805	5,949	52,036
Total Remuneration: Specified Executives					
2004	**435,239**	**49,845**	**43,658**	**43,049**	**571,791**
2003	296,442	22,000	28,659	35,801	382,902

Notes (continued)

YEAR ENDED 30 JUNE 2004

NOTE 13. DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

iv) *Remuneration of Specified Directors and Specified Executives (continued)*

From 1 July 2002, options granted as part of Specified Director and Specified Executive emoluments have been valued using the Black Scholes or Hoadley option pricing models, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. For the year ended 30 June 2004 the amortised fair value of options granted to Specified Directors and Specified executives are summarized in the tables below:

Specified Directors

	A Emmett	C Belyea	E Vos	F Ng	R. Scollay	P Sutch
Options granted (number) (i)	107,692	323,077	323,077	323,077	-	-
Value for year ended. 30.6.04 ($)(i)	**9,620**	**28,862**	**28,862**	**28,862**	-	-
Options granted (number) (ii)	300,000	400,000	400,000	400,000	-	-
Value for year ended 30.6.04($)(ii)	**667**	**889**	**889**	**889**	-	-
Options granted (number) (iii)	92,308	276,923	276,923	276,923	-	-
Value for year ended. 30.6.04 ($)(iii)	-	-	-	-	-	-
Total ($)	**10,287**	**29,751**	**29,751**	**29,751**	-	-

(a) Options granted 10/3/00 expiring on 10/9/04 with an exercise price of 43.33¢. The valuation of these options as at the grant date is $0.402.

(b) Options granted 10/3/00 expiring on 10/9/04 with an exercise price of 80¢. The valuation of these options as at the grant date is $0.01.

(c) At a General Meeting on 23 July 2003 shareholders ratified the issue of 1,200,000 replacement options to the Directors and Company Secretary with an exercise price of 55¢ and an expiry date of 31 July 2005, conditional upon the cancellation of the 1,200,000 options ("cancelled options") granted to the Directors and Company Secretary under the Company's Prospectus dated 17 August 1998 which had an exercise price of 43.33¢ and an expiry date of 31 July 2003.

The directors have estimated the fair value of the replacement options as nil on the following basis:

- At the date of surrender of the cancelled options on 23 July 2003, the closing share price for the company's fully paid ordinary shares was $0.78. Accordingly the intrinsic foregone value of the cancelled options at the date of surrender was 34.67¢, being the closing share price of $0.78 less the exercise price of 43.33¢
- The replacement options have no vesting restrictions and accordingly their full value is included as at the date of grant. The value of the replacement options using the Hoadley option price calculator (in accordance with AASB1046.6.3(c)) is 31¢, being 3.67¢ less than the intrinsic foregone value of each cancelled option.

As indicated above, given that the intrinsic foregone value of each cancelled option was 34.67¢ and the value of the replacement options using the Hoadley option price calculator was 31¢, the net value of the options granted and foregone as a result of shareholder ratification at the General Meeting on 23 July 2003 was less than zero. Accordingly, the replacement options have been included at no value.

Notes (continued)

YEAR ENDED 30 JUNE 2004

NOTE 13. DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

Specified Executives

	D Kenley	C Herd	B Shave	M Saleh
Options granted (number) [(a)]	207,692	-	-	-
Value for year ended. 30.6.04 ($)[(a)]	-	-	-	-
Options granted (number) [(b)]	242,308	-	-	-
Value for year ended. 30.6.04 ($)[(b)]	**21,646**	-	-	-
Options granted (number) [(c)]	300,000	-	60,000	-
Value for year ended. 30.6.04 ($)[(c)]	**667**	-	**134**	-
Options granted (number) [(d)]	-	-	-	250,000
Value for year ended. 30.6.04 ($)[(d)]	-	-	-	**5,949**
Options granted (number) [(e)]	-	-	-	-
Value for year ended. 30.6.04 ($)[(e)]	-	-	-	-
Options granted (number) [(f)]	-	250,000	-	-
Value for year ended. 30.6.04 ($)[(f)]	-	**4,109**	-	-
Options granted (number) [(g)]	-	150,000	-	-
Value for year ended. 30.6.04 ($)[(g)]	-	**6,468**	-	-
Options granted (number) [(h)]	-	-	120,000	-
Value for year ended. 30.6.04 ($)[(h)]	-	-	**4,076**	-
Total ($)	**22,313**	**10,577**	**4,210**	**5,949**

(a) Options granted 23/7/03 expiring on 31/7/05 with an exercise price of 55¢ - no fair value. (see note 13(b)(vi)(iii)

(b) Options granted 10/3/00 expiring on 10/9/04 with an exercise price of 43.33¢. The valuation of these options as at the grant date is $0.402.

(c) Options granted 10/3/00 expiring on 10/9/04 with an exercise price of 80¢. The valuation of these options as at the grant date is $0.01.

(d) Options granted 11/12/00 expiring on 11/11/05 with an exercise price of 80¢. The valuation of these options as at the grant date is $0.117.

(e) Options granted 25/5/01 expiring on 25/4/06 with an exercise price of 80¢. The valuation of these options as at the grant date is $0.385.

(f) Options granted 14/12/01 expiring on 14/11/06 with an exercise price of 90¢. The valuation of these options as at the grant date is $0.0808.

(g) Options granted 22/11/02 expiring on 22/10/07 with an exercise price of 90¢. The valuation of these options as at the grant date is $0.212.

(h) Options granted 23/12/03 expiring 23/11/08 with an exercise price of $1.00. The valuation of these options as at the grant date is $0.334.

c) Remuneration options: Granted and vested during the year

Specified Directors				Terms and Conditions for Each Grant			
	Vested During the Year (Number)	**Granted (Number)**	**Grant Date**	**Value per option as at Grant Date ($) 13b(v)(iii)**	**Exercise price per share ($)**	**First Exercise Date**	**Last Exercise Date**
Emmett A	173,846	92,308	23/07/03	-	55c	23/07/03	31/07/05
Belyea C	421,538	276,923	23/07/03	-	55c	23/07/03	31/07/05
Ng. F	421,538	276,923	23/07/03	-	55c	23/07/03	31/07/05
Vos E	421,538	276,923	23/07/03	-	55c	23/07/03	31/07/05
Scollay R	-	-	-	-	-	-	-
Sutch P	-	-	-	-	-	-	-

Notes (continued)

YEAR ENDED 30 JUNE 2004

NOTE 13. DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

c) Remuneration options: Granted and vested during the year (continued)

Specified Executives

	Vested During the Year (Number)	Granted (Number) (7(a))	Grant Date	Value as at Grant Date ($) (i) & 7(a)(ii)	Exercise price per share ($)	First Exercise Date	Last Exercise Date
Kenley. D	316,154	207,692	23/07/03	-	55c	23/07/03	31/07/05
Herd C	105,000	-	-	-	-	-	-
Shave B	12,0000	120,000	23/12/03	33.4 cents	$1.00	23/12/04	23/11/08
Saleh M	75,000	-	-	-	-	-	-

(i) On 23 December 2003, 120,000 options were issued to a specified executive as part of the Metabolic Employee Share Option Plan. Each option has an expiry date of 23 November 2008 and entitles the holder to purchase one ordinary share at an exercise price of $1.00. The directors have estimated the fair value of these options at $0.334 by using the Black Scholes option-pricing model which values each option, based on the expiration date and exercise price. (see also note 7(a)(ii))

d) Option Holdings of Specified Directors and Specified Executives

Specified Directors

	Balance 01/07/03	Granted as remuneration	Options exercised	Net Other Change (Cancelled) (i) & (7 (a))	Balance 30/06/04	Vested at 30 June 2004		
						Vested total	Exercisable	Unexercisable
C Belyea	1,000,000	276,923	-	(276,923)	1,000,000	1,000,000	1,000,000	-
A Emmett	636,500	92,308	136,500	(92,308)	500,000	500,000	500,000	-
F Ng	1,000,000	276,923	-	(276,923)	1,000,000	1,000,000	1,000,000	-
E Vos	1,000,000	276,923	-	(276,923)	1,000,000	1,000,000	1,000,000	-
R Scollay	-	-	-	-	-	-	-	-
P Sutch	-	-	-	-	-	-	-	-

(i) Represents options cancelled pursuant to a General Meeting of shareholders held on 23 July 2003.(see also note 7(a))

NOTE 13. DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

Notes (continued)

YEAR ENDED 30 JUNE 2004

d) Option Holdings of Specified Directors and Specified Executives (continued)

Specified Executives

	Balance 01/07/03	Granted as remuneration	Options exercised	Net Other Change (i)	Balance 30/06/04	Vested at 30 June 2004		
						Vested total	Exercisable	Unexercisable
D Kenley	2,202,708	207,692	(1,490,708)	(169,692)	750,000	750,000	750,000	-
C Herd	400,000	-	-	-	400,000	130,000	130,000	270,000
B Shave	145,400	120,000	(85,400)	-	180,000	60,000	60,000	120,000
M Saleh	250,000	-	-	-	250,000	175,000	175,000	75,000

(i) Includes the cancellation of 207,708 options. (see also note 7(a))

e) Shareholdings of Specified Directors and Specified Executives

Specified Directors

	Balance 01/07/03	Granted as remuneration (Ord)	On Exercise of Options (Ord)	Net Change Other (Ord)	Balance 30/06/04 (Ord)
C Belyea	141,000		-	-	141,000
A Emmett	-	-	136,500	-	136,500
F Ng	-	-	-	8,322,480	8,322,480 (i)
E Vos	50,000	-	-	10,000	60,000
R Scollay	-	-	-	-	-
P Sutch	-	-	-	-	-

(i) Associate Professor Frank Ng retired as a Director on 24 March 2004 and accordingly his balance of shares is shown as at that date.

Specified Executives

	Balance 01/07/03	Granted as remuneration (Ord)	On Exercise of Options (Ord)	Net Change Other (Ord)	Balance 30/06/04 (Ord)
D Kenley	60,000	-	1,490,708	64,315	1,615,023
C Herd	-	-	-	-	-
B Shave	-	-	85,400		85,400
M Saleh	-	-	-	-	-

Notes (continued)

YEAR ENDED 30 JUNE 2004

NOTE 13. DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

(f) Summary of the direct and indirectly held share and option holdings of Directors at 30 June 2004

(i)	Options	
	- directly	3,750,000
	- indirectly	-
		3,750,000
(ii)	Ordinary shares	
	- directly	60,000
	- indirectly	277,500
		337,500

NOTE 14. RELATED PARTY DISCLOSURES

Other than as disclosed in the Specified Directors and Specified Executive Disclosures section of the financial statements (note 13), there were no transactions with related parties during the period under review.

	30 June 2004 $	30 June 2003 $
NOTE 15. REMUNERATION OF AUDITORS		
Amounts received, or due and receivable, for the audit and review of the financial reports by:		
- Ernst & Young	21,500	20,400
Total for entity auditors	21,500	20,400
Amounts received, or due and receivable for other services by:		
- Ernst & Young	17,000	2,000
Total for entity auditors	17,000	22,400

NOTE 16. CORPORATE INFORMATION

Metabolic Pharmaceuticals Limited is a company limited by shares that is incorporated and domiciled in Australia.

NOTE 17. SEGMENT INFORMATION

The company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively and relevant financial information is presented in the Statement of Financial Position and Statement of Financial Performance.

NOTE 18. FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) The carrying amounts of cash assets (current), receivables (current) and payables approximate their fair values.

(b) The Company's maximum exposure to credit risk at reporting date in relation to each class of recognised financial assets, is the carrying amount of those assets as indicated in the statement of financial position.

Notes (continued)

YEAR ENDED 30 JUNE 2004

		30 June 2004 $	30 June 2003 $
NOTE 19. COMMITMENTS			
(a)	Operating office lease expenditure contracted for is payable:		
	- Within the period of one year	171,876	58,300
	- Within the period of 2 to 5 years	28,646	55,908
	Operating Leases have an average lease term of 3 years.		
(b)	Commitments to various contractors and suppliers payable:		
	- Within the period of one year	3,217,450	2,546,497
	- Within the period of 2 to 5 years	-	-

NOTE 20. FOREIGN CURRENCY EXPOSURE

Australia Dollar equivalent of amounts payable in foreign currency recorded as payables which are not effectively hedged:

United States Dollars	709,317	28,792
British Pounds	354,759	326,987

NOTE 21. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Metabolic Pharmaceuticals Ltd has commenced transitioning its accounting and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As the company has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when the company prepares its first fully IFRS compliant financial report for the year ended 30 June 2006. Set out below is the key area where accounting policies will change and may have an impact on the financial report of the company.

Share based payments

Under AASB 2 Share Based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. It. applies to all share based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details future equity based remuneration plans are unknown.

METABOLIC PHARMACEUTICALS LIMITED

(A.C.N. 083 866 862)

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

In the opinion of the Directors:

(a) The financial statements and notes of the Company are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's financial position as at 30 June 2004 and its performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001.

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board.

Chris Belyea
Director

Melbourne
20 August, 2004

(dirdec04.doc)

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of Metabolic Pharmaceuticals Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Metabolic Pharmaceuticals Limited (the company), for the year ended 30 June 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit opinion
In our opinion, the financial report of Metabolic Pharmaceuticals Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

 (i) giving a true and fair view of the financial position of Metabolic Pharmaceuticals Limited at 30 June 2004 and of its performance for the year ended on that date; and

 (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Denis Thorn

Denis Thorn
Partner
Melbourne
20 August 2004

OTHER INFORMATION

	2004	2003
NTA backing		
Net tangible asset backing per ordinary security	$0.08	$0.04

Status of audit of accounts

This Appendix 4E is based on accounts which have been audited. The audit report is included with the financial report which forms part of this Appendix 4E.

Annual General Meeting

The annual general meeting will be held as follows:

Place:	Level 23, 525 Collins Street, Melbourne, Victoria, 3000
Date:	Friday, 29 October 2004
Time:	10.00 am
Approximate date the annual report will be available:	29 September 2004

58

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. 1,103,846 Ordinary Shares. 2. 935,000 Ordinary Shares 3. Expiry of 950,000 MBPAO unquoted employee Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 1,103,846 Ordinary Shares. 2. 935,000 Ordinary Shares 3. Expiry of 950,000 MBPAO unquoted employee Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Exercise of 1,103,846 MBPAM unquoted Employee Options at 43.33¢. 2. Exercise of 935,000 MBPAO unquoted Employee Options at 80¢. 3. Expiry on 10.9.04 of 950,000 MBPAO unquoted Employee Options.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. YES 2. YES 3. NOT APPLICABLE
5	Issue price or consideration	1. Exercise Price 43.33¢ per MBPAM unquoted employee Option - Total $478,296.46. 2. Exercise price 80¢ per MBPAO unquoted employee Option – Total $748,000. 3. Not applicable.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Exercise of 1,103,846 MBPAM unquoted employee Options. 2. Exercise of 935,000 MBPAO unquoted employee Options. 3. Expiry of 950,000 MBPAO unquoted employee Options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 September, 2004: – 855,769 Ordinary Shares. 13 September 2004: – 1,183,077 Ordinary Shares.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	230,736,840	MBP

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Nil	MBPAM
Nil	MBPAO
1,574,000	MBPAQ
1,130,769	MBPAS
350,000	MBPAU

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	N/A
12 Is the issue renounceable or non-renounceable?	N/A
13 Ratio in which the +securities will be offered	N/A
14 +Class of +securities to which the offer relates	N/A
15 +Record date to determine entitlements	N/A
16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17 Policy for deciding entitlements in relation to fractions	N/A
18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19 Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an *existing* +*class of quoted* +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: B Shave (Company secretary) Date: 13 September 2004

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	METABOLIC PHARMACEUTICALS LIMITED
ABN	96 083 866 862

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**EVERT VOS**
Date of last notice	**25 JUNE 2003**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECTLY HELD
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	10 SEPTEMBER 2004
No. of securities held prior to change	- 60,000 Fully Paid Ordinary Shares (ASX CODE: MBP). - 323,077 Unquoted Options (ASX Code: MBPAM). - 400,000 Unquoted Options (ASX Code: MBPAO). - 276,923 Unquoted Options (ASX Code: MBPAS).
Class	As above

+ See chapter 19 for defined terms.

Number acquired	Issue of 323,077 Fully Paid Ordinary Shares (ASX Code: MBP) upon exercise of 323,077 Unquoted Options (ASX Code: MBPAM)
Number disposed	400,000 Unquoted Options (ASX Code: MBPAO) - expired.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$139,989.26
No. of securities held after change	- 393,077 Fully Paid Ordinary Shares (ASX Code: MBP) - 276,923 Unquoted Options (ASX Code: MBPAS).
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	- Exercise of Unquoted Options. - Expiry of Unquoted Options.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**ARTHUR EMMETT**
Date of last notice	**25 JULY 2003**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	(a) DIRECTLY HELD (b) INDIRECTLY HELD
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	(a) ARTHUR EMMETT (b) THE WEST WIALONG A/C
Date of change	10 SEPTEMBER 2004
No. of securities held prior to change	(a) DIRECTLY HELD by Arthur Emmett: - 107,692 Unquoted Options (ASX Code: MBPAM). - 300,000 Unquoted Options (ASX Code: MBPAO). - 92,308 Unquoted Options (ASX Code: MBPAS). (b) INDIRECTLY HELD by The West Wialong A/C: - 136,500 Fully Paid Ordinary Shares (ASX Code: MBP).
Class	As above

+ See chapter 19 for defined terms.

Number acquired	- Issue of 107,692 Fully Paid Ordinary Shares (ASX Code: MBP) upon exercise of 107,692 Unquoted Options (ASX Code: MBPAM). - Issue of 150,000 Fully Paid Ordinary Shares (ASX Code: MBP) upon exercise of 150,000 Unquoted Options (ASX Code: MBPAO).
Number disposed	150,000 Unquoted Options (ASX Code: MBPAO) – expired.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Cash consideration of $166,662.29.
No. of securities held after change	a) DIRECTLY HELD by Arthur Emmett: - 257,692 Fully Paid Ordinary Shares (ASX Code: MBP) - 92,308 Unquoted Options (ASX Code: MBPAS). (b) INDIRECTLY HELD by The West Wialong A/C: - 136,500 Fully Paid Ordinary Shares (ASX Code: MBP).
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	- Exercise of Unquoted Options. - Expiry of Unquoted Options.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**CHRISTOPHER BELYEA**
Date of last notice	**2 JULY 2004**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	(a) DIRECTLY HELD (b) INDIRECTLY HELD
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	(a) CHRISTOPHER BELYEA (b) TATE AND BELYEA SUPERANNUATION FUND
Date of change	1 JULY 2004
No. of securities held prior to change	(a) DIRECTLY HELD by Christopher Belyea: - 323,077 Unquoted Options (ASX Code: MBPAM) - 400,000 Unquoted Options (ASX Code: MBPAO) - 276,923 Unquoted Options (ASX Code: MBPAS) (b) INDIRECTLY HELD by Tate & Belyea Superannuation Fund: - 141,000 Fully Paid ordinary Shares (ASX Code: MBP)
Class	Unquoted Options (ASX Code: MBPAO)

+ See chapter 19 for defined terms.

Number acquired	NIL
Number disposed	400,000 Unquoted Options (ASX Code: MBPAO) - expired.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL
No. of securities held after change	(a) DIRECTLY HELD by Christopher Belyea: - 224,077 Fully Paid Ordinary Shares (ASX Code: MBP) - 276,923 Unquoted Options (ASX Code: MBPAS) (b) INDIRECTLY HELD by Tate & Belyea Superannuation Fund: - 240,000 Fully Paid ordinary Shares (ASX Code: MBP)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of 400,000 Unquoted Options (ASX CODE: MBPAO)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

62

metabolic

Metabolic announces completion of dosing in obesity trial

For Release: 20 September 2004

Metabolic Pharmaceuticals Limited is pleased to confirm that dosing in its Phase 2b human clinical trial on obesity drug AOD9604 was completed last Friday, 17 September 2004. The future timelines on this trial remain in accordance with the dates advised in previous announcements.

Next Update

A shareholder update detailing key trial milestones and reporting dates, together with recent developments, will be released to the market within the next week.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity, pain and type 2 diabetes.

Background to AOD9604

AOD9604 for obesity is the company's most advanced project, currently in Phase 2b human clinical trials. The AOD9604 molecule is a small orally active peptide modelled on one part of the human growth hormone molecule. Growth hormone naturally occurs in the body and has profound stimulatory effects on fat metabolism, with levels of the hormone typically becoming suppressed in the obese state. Daily dosing with AOD9604 restores suppressed fat metabolism in the obese by mimicking the fat metabolic effects of growth hormone.

Metabolic believes that AOD9604 has the potential to provide a safer and more effective pharmaceutical treatment for obesity than existing drugs. Previous short-term clinical trials conducted on AOD9604, of up to one week's duration, have indicated that the drug is orally active, well tolerated and shows the expected trends in weight loss.

Background to ACV1

ACV1 for neuropathic pain is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side-effects. The potential range of indications for ACV1 extend to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment

ACV1 specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effect. Phase 1 clinical trials are planned for Q1 2005.

Contact Information:

Chris Belyea , CEO chris.belyea@metabolic.com.au
David Kenley, VP Corporate Development david.kenley@metabolic.com.au
Website *www.metabolic.com.au*
Phone +61 3 9860 5700

63

metabolic

Investor Update

For Release: 22 September 2004

- **AOD9604 Phase 2B clinical trial remains on track for late November results announcement – detailed timetable provided**
- **ACV1 on track for Phase 1 clinical trial start in early 2005**
- **Preparations under way for NASDAQ listing on positive results**
- **Strong cash position**

AOD9604 Obesity Drug Phase 2B Clinical Trial

Timetable for results

We are pleased to advise that Metabolic's Phase 2B trial on obesity drug AOD9604 remains on schedule with key dates as follows:

Last patient completed 12 week treatment period	17 September
Last patient to attend one-month post-treatment follow-up visit	by 20 October
Database to be cleaned and locked followed by lifting the double-blind	by mid November
Data analysed and reported to market	by 30 November

The double-blind will be lifted once all the data from the measurements up to the one-month post-treatment follow-up visit has been validated. The independent contract bio-statistician will then analyse the data.

Reporting format

The Australian Stock Exchange has recently published a working draft of a Code of Best Practice for reporting by biotechnology companies.

Metabolic will be following the draft code, a copy of which can be found on the Australian Stock Exchange website at www.asx.com.au/pdf/asx_ausbiotech.pdf. The sections relevant to clinical trials reporting starts on page 6.

ACV1 analgesic

In 2003 the Company announced the in-licensing of ACV1 for the treatment of neuropathic (nerve) pain.

Progress has been excellent since the commencement of the ACV1 clinical development program in late 2003. A preclinical animal toxicology package sufficient to support Phase 1 and early Phase 2 human clinical trials is well advanced and is scheduled to be completed by January 2005. The results of up to two weeks of repeat dosing in preliminary toxicity tests have been very favourable.

Other animal efficacy work contracted by Metabolic has also extended our knowledge of the range of activities of the compound, with encouraging pain relief obtained in several nerve injury models.

Dosing in Phase 1 human safety trials by subcutaneous injection is scheduled to begin in Q1 2005.

Planning for a NASDAQ listing

We believe that offering increased access to US investors will help Metabolic gain maximum value from positive results and place the Company in a strong position to negotiate with international pharmaceutical companies.

In addition to Metabolic's Australian Stock Exchange listing, steps are currently being taken to apply to the NASDAQ Stock Market and US Securities Exchange Commission to place existing Metabolic stock for trading in the US by way of a level 2 ADR (American Depository Receipts) listing. This will only be activated in late 2004 if the Company's Phase 2B results are positive.

Upon subsequent initiation of a level 3 ADR listing, together with preparation of appropriate offer documentation, a future public capital raising will become possible in the US capital markets.

Financial Position

The Company currently has a strong cash position with more than $15 million in funds and expects to have approximately $11 million remaining at the time of the AOD9604 Phase 2B clinical trial outcome in late November. In the event of a positive result, it is likely that further capital will be sought to expedite the AOD9604 development path while partnering discussions proceed.

Next Update

The next full update is scheduled to be provided in December 2004 after a special announcement on clinical trial results by the end of November 2004.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity, pain and type 2 diabetes.

Background to AOD9604

AOD9604 for obesity is the Company's most advanced project, currently in Phase 2b human clinical trials. The AOD9604 molecule is a small orally active peptide modelled on one part of the human growth hormone molecule. Growth hormone naturally occurs in the body and has profound stimulatory effects on fat metabolism, with levels of the hormone typically becoming suppressed in the obese state. Daily dosing with AOD9604 restores suppressed fat metabolism in the obese by mimicking the fat metabolic effects of growth hormone.

Metabolic believes that AOD9604 has the potential to provide a safer and more effective pharmaceutical treatment for obesity than existing drugs. Previous short-term clinical trials conducted on AOD9604, with single doses and multiple doses up to 1 week's duration, have indicated that drug is orally active, well tolerated and shows the expected trends in weight loss.

Background to ACV1

ACV1 for neuropathic pain is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side-effects. The potential range of indications for ACV1 extend to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment

ACV1 specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effect. Phase 1 clinical trials are planned for Q1 2005.

Contact Information:

Chris Belyea , CEO chris.belyea@metabolic.com.au
David Kenley, VP Corporate Development david.kenley@metabolic.com.au
Website *www.metabolic.com.au*
Phone +61 3 9860 5700

65

metabolic

30 September, 2004

The Companies Section,
The Australian Stock Exchange Limited
530 Collins Street,
Melbourne, Vic. 3000

Dear Sir/Madam,

Re: Polychip Pharmaceuticals P/L (wholly owned subsidiary of Circadian Technologies Limited) - Release of securities from Voluntary Escrow

In accordance with Listing Rule 3.10A we advise that the 48,004,505 ordinary fully paid shares held by Polychip Pharmaceuticals Pty. Ltd. (a wholly owned subsidiary of Circadian Technologies Limited) will be released from their 12 month voluntary escrow on 23 October 2004.

Yours sincerely

BShave

Belinda Shave
Company Secretary

METABOLIC PHARMACEUTICALS LIMITED ABN 95 063 806 962
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

metabolic

30 September, 2004

The Companies Section,
The Australian Stock Exchange Limited
530 Collins Street,
Melbourne, Vic. 3000

Dear Sir/Madam,

Re: Polychip Pharmaceuticals P/L (wholly owned subsidiary of Circadian Technologies Limited) - Release of securities from Voluntary Escrow

In accordance with Listing Rule 3.10A we advise that the 48,004,505 ordinary fully paid shares held by Polychip Pharmaceuticals Pty. Ltd. (a wholly owned subsidiary of Circadian Technologies Limited) will be released from their 12 month voluntary escrow on 23 October 2004.

Yours sincerely

BShave

Belinda Shave
Company Secretary

METABOLIC PHARMACEUTICALS LIMITED ABN 95 063 866 802
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

67

metabolic

29 October, 2004

The Companies Section
Australian Stock Exchange Limited,
530 Collins Street,
MELBOURNE VIC 3000

Dear Sir/Madam,

Re: Chairman's Address – AGM – 29 October 2004

Please find attached Chairman's Address to be made this morning at the Annual General Meeting of Metabolic Pharmaceuticals Limited.

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Company Secretary

67

METABOLIC PHARMACEUTICALS LIMITED

RECEIVED

2005 APR 11 A 8:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHAIRMAN'S ADDRESS

ANNUAL GENERAL MEETING
10.00 A.M., FRIDAY, 29 OCTOBER, 2004

CHAIRMAN: I'd like to introduce myself, Arthur Emmett, Chairman of the Board of Directors of Metabolic Pharmaceuticals Limited and I welcome you all to this the 6th Annual General Meeting of the members of Metabolic.

INTRODUCE:

The other Directors of the Company:
Dr. Chris Belyea, Managing Director
Dr. Evert Vos, Medical Director
Dr. Roland Scollay, non-executive director
Mr. Patrick Sutch, non-executive director appointed to the Board on 15 May 2004

The Company Secretaries:
Mr. David Kenley who is also VP Corporate Development; and
Ms. Belinda Shave who is also Financial Controller

A quorum being present, I now declare the meeting open.

Before proceeding to the items of business and resolutions for the meeting I would like to say a few words about our current Phase 2b human clinical trial. As you will be aware the trial is a double-blind placebo controlled trial and as such we do not expect preliminary unblinded data to be available until mid November with analysed results expected to be made available to the market at the end of November. Our policy has always been to comment only on the recruitment rate and timeline for trial results until the unblinded data can be announced. Until that time any opinion as to the likely outcome would be speculative and inappropriate to discuss. We are all of course enormously interested in the outcome and we trust you support this policy.

After the meeting I will ask Chris Belyea, our Managing Director, to field questions on the company's operations and outlook. You are then invited to share further refreshments with us informally.

The items of business and resolutions I shall be referring to are set out in the Notice of Meeting dated 22 September 2004. For anyone who does not have a copy, we have additional copies available.

PROXIES:

As Chairman of this meeting, I hold valid proxies in relation to the resolutions as follows:

For Resolutions 1,2 and 3 I hold valid proxies totalling 93,122,936 shares representing 40.36% of the total issued shares in the Company.

For Resolution 4, I hold valid proxies totalling 77,677,272 shares representing 33.66% of the total issued shares in the Company.

For Resolution 5, I hold valid proxies totalling 92,770,414 shares representing 40.21% of the total issued shares in the Company.

I declare that the proxies as tabled before the meeting comply with the requirements under the Company's Constitution.

NOTICE OF MEETING:

Those formal issues having been dealt with, we can now turn to the Notice of Meeting itself. Before putting the specific resolutions to the shareholders, I would like to move that proper notice of this meeting has been given and that the Notice of Meeting be taken as tabled to the meeting.

May I have a seconder?

Those in favour?

Those against?

I declare the motion carried.

BUSINESS OF THE MEETING:

The first item of business in the Notice of Meeting is to table the financial statements of the Company for the year ended 30 June 2004 and to provide the members with the opportunity to ask questions concerning those financial statements.

As required by the Corporations Act, the Company's auditor, Mr. Denis Thorn of Ernst & Young is also present at the meeting to answer any questions that may be put to the auditor concerning the financial statements.

If you wish to ask a question, would you please raise your hand. Shareholders should note that there is no requirement for the financial statements to be put to a vote of the shareholders for approval.

RESOLUTIONS: We can now move on to consideration of the resolutions set out in the Notice of Meeting.

RESOLUTION 1: Resolution 1 is an ordinary resolution requiring a majority vote. As this resolution relates to the re-election of myself as Director, I will hand the chair to Chris Belyea, our Managing Director.

Of the total proxies received

- 75.81% representing 70,598,862 shares were in favour of the resolution
- there were no votes against the resolution
- 0.08% representing 75,652 shares abstained from voting on the resolution
- 0.12% representing 113,609 shares appointed another person to vote on their behalf; and
- 23.98% representing 22,334,813 shares appointed the Chairman to vote on their behalf and as Chairman I will be exercising those proxies in favour of the resolution.

"Arthur Emmett, a director retiring by rotation in accordance with the Constitution of the Company, being eligible and having signified his candidature for the office, be and is hereby re-elected a director of the Company."

I now move the resolution – may I have a seconder?

I shall now put the resolution to the meeting.

Those in favour?

Those against?

I declare the motion carried.

I will now hand the chair back to our Chairman, Arthur Emmett.

RESOLUTION 2: Resolution 2 is an ordinary resolution requiring a majority vote.

Of the total proxies received

- 75.81% representing 70,594,442 shares were in favour of the resolution

- Less than 0.005% representing 4,420 shares voted against the resolution

- 0.10% representing 75,652 shares abstained from voting on the resolution

- 0.12% representing 113,609 shares appointed another person to vote on their behalf; and

- 23.98% representing 22,334,813 shares appointed the Chairman to vote on their behalf and as Chairman I will be exercising those proxies in favour of the resolution.

"Evert Vos, a director retiring by rotation in accordance with the Constitution of the Company, being eligible and having signified his candidature for the office, be and is hereby re-elected a director of the Company."

I now move the resolution – may I have a seconder?

I shall now put the resolution to the meeting.

Those in favour?

Those against?

I declare the motion carried.

RESOLUTION 3: Resolution 3 is an ordinary resolution requiring a majority vote.

Of the total proxies received

- 75.77% representing 70,559,295 shares were in favour of the resolution.

- 0.05% representing 39,567 shares voted against the resolution.

- 0.08% representing 75,652 shares abstained from voting on the resolution

- 0.12% representing 113,609 shares appointed another person to vote on their behalf; and

- 23.98% representing 22,334,813 shares appointed the Chairman to vote on their behalf and as Chairman I will be exercising those proxies in favour of the resolution.

"Patrick Sutch, having been appointed a director of the Company on 15 May 2004, being eligible and having signified his cancidature for the office, be and is hereby elected a director of the Company."

I now move the resolution – may I have a seconder?

I shall now put the resolution to the meeting.

Those in favour?

Those against?

I declare the motion carried.

RESOLUTION 4: Resolution 4 is an ordinary resolution requiring a majority vote.

A number of shareholders voted against this resolution. By way of explanation, this Resolution seeks shareholder ratification of the share placement in May 2004 of 6,000,000 fully paid ordinary shares to two institutional investors, both being existing largest shareholders of the Company. On the date of issue of those shares the company's shares traded at 85 cents and the issue price was 81 cents – a small discount. The Company relies on taking opportunities for raising capital in order to fund our ongoing development budget.

The passing of this resolution will enable the Company, should the need arise, to issue up to 15% of the issued capital of the Company, without the time and expense involved in the convening of a separate General Meeting of Shareholders to obtain shareholder approval.

Of the total proxies received

- 70.11% representing 54,462,046 shares were in favour of the resolution

- 0.33% representing 256,962 shares voted against the resolution

- 1.03% representing 797,864 shares abstained from voting on the resolution

- 0.15% representing 113,609 shares appointed another person to vote on their behalf; and

- 28.38% representing 22,046,791 shares appointed the Chairman to vote on their behalf and as Chairman I will be exercising those proxies in favour of the resolution.

[Read Resolution 4 to the meeting]

In accordance with the requirements of Australian Stock Exchange Listing Rule 7.4, shareholders ratify the issue on 4 May 2004 of 6,000,000 fully paid ordinary shares in the Company at $0.81 per share, as listed below:

Allottee	No. of Shares
National Nominees Limited (Acorn Capital Limited)	1,840,000
JP Morgan Nominees Australia Limited (Acorn Capital Limited)	160,000
Queensland Investment Corporation	4,000,000
	6,000,000

I now move the resolution – may I have a seconder?

I shall now put the resolution to the meeting.

Those in favour?

Those against?

I declare the motion carried.

RESOLUTION 5: Resolution 5 is an ordinary resolution requiring a majority vote.

Similarly, a number of shareholders voted against this resolution and by way of explanation, this Resolution seeks to increase the maximum aggregate remuneration paid to non-executive directors by $100,000 from $200,000 to $300,000. The resolution is not a proposal to increase the actual remuneration of the existing non-executive directors, but rather is sought to enable us to move towards compliance with Recommendation 2.1 of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations. This Recommendation states that a majority of the board should be independent directors and in moving towards this goal, the Company intends at some stage in the future to appoint one or more directors to increase the number of independent directors on the board. It is for this reason that the increase in the maximum allowable aggregate is sought.

Of the total proxies received

- 75.39% representing 69,944,051 shares were in favour of the resolution
- 0.7% representing 652,363 shares voted against the resolution
- 0.05% representing 43,600 shares abstained from voting on the resolution
- 0.12% representing 113,609 shares appointed another person to vote on their behalf; and
- 23.73% representing 22,016,791 shares appointed the Chairman to vote on their behalf and as Chairman I will be exercising those proxies in favour of the resolution.

"That in accordance with clause 61 of the Company's Constitution and Australian Stock Exchange Listing Rule 10.17, the maximum aggregate annual sum able to be paid as remuneration to Non-Executive Directors be increased by $100,000 from $200,000 to $300,000."

I now move the resolution – may I have a seconder?

I shall now put the resolution to the meeting.

Those in favour?

Those against?

I declare the motion carried.

CLOSURE: There being no further business, that concludes our Annual General Meeting. I now declare the meeting closed and thank you for your attention.

68

metabolic

RECEIVED
2005 APR 11 A 8:21
OFFICE OF ... CORPORATE FINANCE

29 October, 2004

The Companies Section
Australian Stock Exchange Limited,
530 Collins Street,
MELBOURNE VIC 3000

Dear Sir,

Re: Annual General Meeting: 29 October, 2004

As required by section 251AA(2) of the Corporations Act and ASX Listing Rule 3.13.2, Metabolic Pharmaceuticals Limited advises that the resolutions as set out in the Notice of Annual General Meeting lodged with the ASX on 23 September 2004, were today put to its Annual General Meeting and carried on a show of hands.

Validly appointed proxies were received as follows:

	No. of Shares Represented	**Percentage of Total Issued Shares Represented**
Resolutions 1, 2 and 3	93,122,936	40.36%
Resolution 4	77,677,272	33.66%
Resolution 5	92,770,414	40.21%

The proxies were exercised as follows for each respective resolution:

	In Favour	**Against**	**Abstain**	**Other's Discretion**	**Chairman's Discretion**
Ordinary Resolution 1: To re-elect Arthur Emmett as Director					
Percentage of Proxies	75.81%	0%	0.08%	0.12%	23.98%
No. of shares represented by Proxies	70,598,862	nil	75,652	113,609	22,334,813
Ordinary Resolution 2: To re-elect Evert Vos as Director					
Percentage of Proxies	75.81%	0.005%	0.10%	0.12%	23.98%
No. of shares represented by Proxies	70,594,442	4,420	75,652	113,609	22,334,813
Ordinary Resolution 3: To Elect Patrick Sutch as Director					
Percentage of Proxies	75.77%	0.05%	0.08%	0.12%	23.98%
No. of shares represented by Proxies	70,559,295	39,567	75,652	113,609	22,334,813
Ordinary Resolution 4: Ratification of Prior Issue of Shares					
Percentage of Proxies	70.11%	0.33%	1.03%	0.15%	28.38%
No. of shares represented by Proxies	54,462,046	256,962	797,864	113,609	22,046,791
Ordinary Resolution 5: Increase in Non-Executive Directors' Maximum Aggregate Remuneration					
Percentage of Proxies	75.39%	0.70%	0.05%	0.12%	23.73%
No. of shares represented by Proxies	69,944,051	652,363	43,600	113,609	22,016,791

Yours faithfully,
Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Company Secretary

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

69

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,000 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	100,000 MBPAU unquoted options with an exercise price of $1.25 each – total $125,000.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 100,000 MBPAU unquoted options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 October 2004 – 66,667 Shares 3 November 2004 – 33,333 Shares

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
230,836,840	MBP

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil Nil 1,574,000 1,130,769 250,000	MBPAM MBPAO MBPAQ MBPAS MBPAU

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BShave (Company secretary) Date: 4 November 2004

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

70

metabolic

16 November, 2004

Ms Kate Kidston
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

FACSIMILE NO. 9614 0303
Number of Pages: 2

Dear Ms. Kidson,

Re: Price Query

We refer to your email received today in relation to the decrease in the price of Metabolic Pharmaceutical's shares and the increase in the volume of trading. We provide the following responses to your queries :

1. *Is the company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the company?*

   The company is not aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the company.

   Metabolic has previously announced that the result of its Phase 2b obesity trial will be released at the end of November 2004. This time-line remains on track.

2. *If the answer to Question 1 is Yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?*

   Not applicable.

3. *Is there any other explanation that the company may have for the price change in the securities of the company.*

No. A number of brokers have speculated that the fall in the price of Metabolic's securities today has been caused by stop-loss selling by clients of internet based sharebroking firms.

4. *Please confirm that the company is in a compliance with the Listing Rules and, in particular, Listing Rule 3.1.*

We confirm that Metabolic Pharmaceuticals continues to comply with all ASX Listing Rules.

Yours sincerely,



David Kenley
Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 3
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000

GPO Box 1784Q
Melbourne
VIC 3001

Telephone 61 (03) 9617 7831
Facsimile 61 (03) 9614 0303
Internet http://www.asx.com.au

16 November 2004

David Kenley
Company Secretary
Metabolic Pharmaceuticals Limited
David.Kenley@metabolic.com.au

Dear David

Metabolic Pharmaceuticals Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from $2.09 on opening today to as low as $1.71 in recent trading. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at kate.kidson@asx.com.au or by facsimile on facsimile number (03) 9614 0303. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 9.30 a.m. E.S.T.) on Wednesday, 17 November 2004).

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Sent by electronic means without signature

Kate Kidson
Senior Companies Adviser

Direct Line: (03) 9617 7831

71

metabolic

Update on reporting of Obesity Clinical Trial results

Tabulation and statistical analysis of the large body of data recorded during the 300 patient AOD9604 clinical trial is well advanced and proceeding smoothly. All of this data, totalling approximately 822,000 entries, must be thoroughly reviewed and analysed before the results of the trial can be reported.

It is expected this review process will be completed at week's end and the company will be in a position to announce the trial results next week.

Contact Information:
David Kenley, VP Corporate Development david.kenley@metabolic.com.au
Website *www.metabolic.com.au*
Phone +61 3 9860 5700

77

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

9 December 2004

Metabolic Pharmaceuticals Limited

TRADING HALT

The securities of Metabolic Pharmaceuticals Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 13 December 2004 or when the announcement is released to the market.

Security Code: MBP

Kate Kidson
Senior Companies Adviser

73

metabolic

Press Release

Successful trial results for world-first obesity drug

Monday 13 December 2004, Melbourne Australia: An Australian-owned obesity drug, developed by Melbourne-based biotechnology company Metabolic Pharmaceuticals Limited, is set to enter final human trials next year after successfully completing a Phase 2b human trial which proved that the drug induces weight loss and is very well tolerated with no evidence of the side effects commonly experienced with existing obesity drugs.

The drug, which stimulates the metabolism of body fat, is the first of its kind in the world. All other obesity drugs artificially reduce appetite or food absorption.

The drug – codenamed AOD9604 – was taken orally once daily by 300 obese patients at five trial sites over a 12-week period. Six doses were used – 0 mg (placebo), 1mg, 5 mg, 10 mg, 20 mg and 30 mg.

The group receiving the 1mg dose lost the most weight, averaging a weight loss over the 12 weeks of 2.8 kilograms, more than triple the weight lost by those on placebo, who lost an average of 0.8 kilograms. The rate of weight loss was maintained throughout the treatment period, an encouraging trend for expectations of longer-term dosing.

The weight lost by the 1mg group was slightly more than that achieved by the world's largest selling prescription obesity medication in similar trials over the same period, without its troublesome side effects. The trial results also demonstrated a small but consistent improvement in cholesterol profiles, and a reduction in the number of patients with impaired glucose tolerance.

Obesity is the Western World's most common health problem, and has reached epidemic proportions according to the World Health Organisation. More than 20% of the adult population in developed countries are obese – more than 300 million adults worldwide. In addition, more than 50% of adults in developed countries are overweight. Obesity is associated with other health-related problems such as heart disease, cancer and diabetes.

AOD9604 is based on a small part of the human growth hormone molecule. This hormone, which occurs naturally in the body and which stimulates fat metabolism, is suppressed in obese people.

"We are delighted with these results," stated Metabolic Pharmaceuticals CEO, Chris Belyea. "The evidence from the trial is that over 12 weeks AOD9604 induces competitive weight loss with accompanying health benefits at a low dose and has superior tolerability. Our next major focus is a partnership with a major pharmaceutical company to assist in financing late stage longer term human clinical trials for worldwide marketing approval as a prescription treatment."

Prof. Gary Wittert, Adelaide-based Principal Investigator on the study, said: "As the world's first drug with a metabolic mechanism of action AOD9604 could occupy a unique position among the options available to doctors for the management of obesity. It is pleasing that the invention and its development from the laboratory bench has been an all–Australian effort."

Prof. Louis J Aronne MD, President of the North American Association for the Study of Obesity and a member of Metabolic's Clinical Advisory Panel, said: "This is an exciting new approach to a problem which has defied easy solutions. We will need many different treatments if we are going to manage obesity successfully, in much the same way we have many treatments available for diabetes and hypertension".

For more information:
Chris Belyea or David Kenley
Metabolic Pharmaceuticals Limited
Ph: 03 9860 5700

Richard Allen
Oxygen Financial Public Relations
Ph: 0403 493 049

Simon Watkin
Market Connect Investor & Media Relations
Ph: 0413 153 272

74

metabolic

13 December 2004

AOD9604 Phase 2b Clinical Trial Successful

- **Effectively induces weight loss.**
- **Excellent tolerability.**
- **Beneficial changes in lipids and glucose consistent with weight loss.**
- **Low effective dose beneficial for manufacturing capacity and cost of goods.**

We are delighted to announce successful results from our Phase 2b clinical trial on obesity drug AOD9604. Over the 12 weeks of treatment AOD9604 induced weight loss and showed excellent tolerability.

About the study

Three hundred obese patients were enrolled in a double-blind randomised placebo-controlled trial. Each patient was given the same general diet and exercise advice. Six different dose levels of once daily oral dosing with AOD9604 were tested: 0 mg (placebo), 1 mg, 5 mg, 10 mg, 20 mg and 30 mg, over 12 weeks.

Key outcomes

The 1mg dose group was the most effective. In this dose group, the weight loss was similar to that achieved with currently available prescription drugs, with a superior tolerability profile. The average weight loss over the 12 weeks was more than triple placebo, 2.8 kg compared to 0.8 kg for placebo. The rate of weight loss with AOD9604 was statistically significantly compared to placebo.



Effect of AOD9604 on weight change
0
4
8
12
16
Week
0
-1
-2
-3
Average weight change (kg)
0 mg - placebo
1 mg AOD9604
end of treatment

The weight loss rate was maintained throughout the 12 week treatment period, an encouraging trend for expectations of longer term dosing.

AOD9604 showed excellent tolerability at all doses. Existing drugs have well documented side effects, limiting their popularity.

There were also indications of health benefits associated with the AOD9604-enhanced weight

loss. In the groups receiving AOD9604, there were beneficial trends on glucose tolerance and lipid profiles consistent with the magnitude of weight loss.

Commentary

Prof Gary Wittert, Principal Investigator on the study said: "The results from this clinical trial successfully demonstrate that once daily oral administration of AOD9604 induces weight loss. Over the duration of this study, the magnitude of the weight loss is roughly that which would be expected from currently available drugs. The drug was well tolerated, and there were metabolic benefits consistent with the weight loss".

"In this 12 week proof of concept study, weight was still being lost at an undiminished rate at the end of the treatment period, and the longer term pivotal studies will determine the maximum benefits that can be achieved. As the world's first drug with a metabolic mechanism of action, AOD9604 could occupy a unique position in the options available to doctors for the management of obesity."

"It is important to emphasise that, from the outset of the invention and its development from the laboratory bench, this has been an all Australian effort, and in the context of the clinical trial program and I am grateful to my co-investigators Profs Proietto, and Strauss in Melbourne, Prof Caterson in Sydney, and Prof Prins and Dr Stocks Brisbane, for their efforts."

Prof Louis J Aronne MD, President of the North American Association for the Study of Obesity and a member of Metabolic's US Clinical Advisory Panel, said "This is an exciting new approach to a problem which has defied easy solutions. We will need many different treatments if we are going to manage obesity successfully, in much the same way we have many treatments available for diabetes and hypertension. Unlike currently available treatments which rely on reducing calorie intake, this one appears to work primarily on metabolic pathways and merits further investigation".

Prof Michael Jensen MD is an expert on lipid metabolism, a past president of the North American Association for the Study of Obesity, and a member of Metabolic's US Clinical Advisory Panel. He said "The scientific idea behind AOD9604 is an elegant one and completely different from the existing approaches to obesity. The interesting trial results reported here by Metabolic clearly justify further development and I look forward to seeing the future outcome."

Dr Frank Ng of Monash University, the inventor, said "I am delighted to see my scientific research confirmed in humans and being applied to this enormous public health problem. I congratulate Metabolic's professional and committed development team for their fruitful efforts."

Chris Belyea, CEO of Metabolic, said "These results prove that our commitment to developing this unique drug was justified. AOD9604 works. In this trial it delivered competitive weight loss with better tolerability, along with positive health benefits and encouraging indications for longer term dosing. As the first in its class, AOD9604 is well positioned to provide a clear competitive advantage in the large and growing obesity medication market."

Further development plans

With successful demonstration of proof of concept, Metabolic's focus now advances to two key activities:

- planning for commencement of worldwide pivotal Phase 3 trials in the second half of 2005; and

- securing a partnership with a major pharmaceutical company for the Phase 3 development and marketing.

The low effective dose has enormous positive benefits for the cost of manufactured goods and the ease of supplying a large market. Doses lower than 1 mg need to be explored to find the optimum dose, and this can be done as a lead-in component to the Phase 3 clinical study. We will be discussing the design with the US and European regulatory authorities.

Acknowledgements

Metabolic's first thanks go to the 300 patients who participated. Metabolic would also like to thank the investigators and staff at the five clinical trial sites throughout Australia for their interest, advice and exceptional commitment in undertaking this study.

This trial was supported by a START grant of A$2.1 million from AusIndustry.

Further Details

The appendix to this announcement provides technical details of the trial and its results, intended for the specialist technical audience.

Background to AOD9604

AOD9604 is a small orally active peptide modelled on one part of the human growth hormone molecule. Growth hormone naturally occurs in the body and has profound stimulatory effects on fat metabolism, with levels of the hormone typically becoming suppressed in the obese state. Replacement by daily dosing with AOD9604 is believed to reverse the suppressed fat metabolism.

Contact details
Chris Belyea , CEO chris.belyea@metabolic.com.au
David Kenley, VP Corporate Development david.kenley@metabolic.com.au
Website *www.metabolic.com.au*
Phone +61 3 9860 5700

APPENDIX AOD9604 PHASE 2B Clinical Trial Results

In accordance with the ASX Draft Code of Best Practice on reporting for Biotech companies, this section contains detailed preliminary analysis of the results of the trial, intended for the biotechnology and medical professional audience.

General

Trial Description A Phase 2b clinical trial to assess efficacy and tolerability of daily oral dosing of AOD9604 over 12 weeks

Study Conduct The study was conducted at 5 clinical trial sites in Australia according to the principles of Good Clinical Practice (ICH GCP). The principal investigator was Prof Gary Wittert of the University of Adelaide, and the conduct of the trial including data collection and analysis was coordinated by Kendle Australia Pty Ltd.

Study Design The trial was randomised, double-blind and placebo-controlled. Three hundred obese males and females were enrolled in the trial and provided with general diet and exercise advice. The patients were randomly assigned to one of six dose groups – each group receiving capsules containing either 0, 1, 5, 10, 20 or 30 mg AOD9604 for once daily dosing over 12 weeks. The patients visited the clinic every two weeks for monitoring. There were follow-up visits at one week, 4 weeks and 12 weeks after dosing finished. The blind was broken after completion of the 4 week follow-up. This analysis reports the data up to that point.

Primary Endpoints The primary endpoints (aims) of the trial were to assess safety and tolerability and whether AOD9604 causes weight and/or fat loss.

Patient Selection criteria Obese males or females of non-child bearing potential with a Body Mass Index of 35 or more, aged 30 to 65 and otherwise healthy.

Demographics of Trial Participants Starting Active Treatment

Average Age	44 years
Gender	129 Females, 154 Males
Average BMI*	42 kg/m^2
Average Weight	122 kg

* Body Mass Index = weight in kg divided by the square of height in metres

Dropout Rate There was no significant difference in the dropout rate between groups.

	AOD9604 Dose group					
	0 mg (Placebo)	**1mg**	**5 mg**	**10 mg**	**20 mg**	**30 mg**
No. Started treatment	45	48	47	46	50	47
No. Completed Week 12	37	34	37	41	47	32

Weight loss

Summary The lowest dose group, 1mg, showed the best effect, 2.0 kg more than placebo. The rate of weight loss was sustained and there was no evidence of rebound weight gain after treatment compared to placebo.


Effect of AOD9604 on weight change
Mean weight change (kg)
1
0
-1
-2
-3
0
4
8
12
16
Week
end of treatment
0 mg - placebo
1 mg AOD9604
5 mg
10 mg
20 mg
30 mg

Statistical analysis: There were two analyses of weight change in the predetermined plan to assess statistical significance. The primary analysis was based on the difference between weight at the start and at Week 12 for each dose group, compared to placebo. A secondary and confirmatory analysis was to use all the weight measurements taken every two weeks over the 12 weeks to calculate the slope of the line of best fit – i.e. the rate of weight change for each patient. The result of the primary analysis was near significance for the 1 mg dose group compared to placebo. The secondary analysis of rate of weight change gave high statistical significance for the 1mg dose group ($p<0.0001$), strongly supporting the effectiveness of this dose. The statistician has concluded that these data are consistent with 1mg being an active dose.

Weight change – primary analysis using Week 0 and Week 12 weight measurements	**AOD9604 Dose group**					
	0 mg (Placebo)	**1mg**	**5 mg**	**10 mg**	**20 mg**	**30 mg**
Week 12 weight minus Week 0 weight (kg) ± SEM*	**-0.8** ±0.6	**-2.8** ±0.7	**-1.6** ±0.6	**-1.0** ±0.6	**-1.7** ±0.6	**-2.2** ±0.7
P-value compared to placebo**	-	**0.10**	0.84	1.00	0.73	0.44

* Adjusted means and standard errors from the general linear model
**Dunnett's multiple comparisons procedure

Weight change – secondary analysis using all weight measurements	**AOD9604 Dose group**					
	0 mg (Placebo)	**1mg**	**5 mg**	**10 mg**	**20 mg**	**30 mg**
Rate of weight change relative to placebo (kg/day)	-	-0.0199	-0.0038	0.0013	-0.0085	-0.0105
P-value compared to placebo*	-	**<0.0001**	0.29	0.70	**0.015**	**0.005**

*A general linear model was fitted with weight as the dependent variable, time (days) as a covariate and treatment as a factor. The estimate of rate of weight loss was derived from the parameter for time*treatment. The correlation between the repeated measurements on the same individual were incorporated in the model.

Comparison with existing drugs – efficacy The overall weight loss over 12 weeks in excess of placebo (2.0 kg) was slightly more than published data for the market leader Xenical® (1.8 kg). The second placed drug, appetite suppressant Meridia®, records slightly more weight loss but is less popular due to its adverse effects on heart rate. In terms of longer term efficacy, a major limitation of all current obesity drugs so far tested is that their effect slows down over time, to the point that after about 7-8 months, there is no further weight loss, the excess over placebo typically maximising at 5 to 6 kgs. AOD9604 is the first drug to act on normalising fat metabolism rather than reducing dietary intake. Whether AOD9604's novel mechanism avoids the long term slow down will be revealed in the future longer term pivotal study.

Weight loss distribution The 1 mg dose group showed a consistently higher percentage of people losing weight, both for small or large amounts. The probability of losing 4kg or more was tripled. In the higher dose groups, the effect of the drug was still evident but was typically restricted to a few people, mainly men, who received substantial benefit.

		AOD9604 Dose group					
		0 mg (placebo)	**1 mg**	**5 mg**	**10 mg**	**20 mg**	**30 mg**
% of subjects losing more than a certain weight*	**Any weight**	**65%**	**82%**	**59%**	**66%**	**67%**	**72%**
	2 kg or more	**35%**	**50%**	**32%**	**24%**	**36%**	**44%**
	4 kg or more	**8%**	**26%**	**16%**	**7%**	**19%**	**28%**
	8 kg or more	**0%**	**9%**	**8%**	**5%**	**7%**	**9%**

* Intention to Treat - All data

Fat Loss

Computer tomography analysis of the abdomen was used to measure fat loss. These methods are inherently more variable than weight, but the trends are consistent with AOD9604 causing fat loss from the abdomen.

Week 12 minus week 0 ± SEM	**AOD9604 Dose group**					
	0 mg (Placebo)	**1mg**	**5 mg**	**10 mg**	**20 mg**	**30 mg**
Sagittal height* (cm) ±SEM	**-0.1** ± 0.3	**-0.7** ± 0.3	**-1.3** ± 0.3	**-0.4** ± 0.3	**-1.1** ± 0.3	**-0.4** ± 0.3
Abdominal circumference(cm)± SEM**	**+0.6** ± 0.8	**-1.3** ± 0.8	**-1.8** ± 0.8	**-1.3** ± 0.7	**-2.0** ± 0.8	**-1.1** ± 0.9
Abdominal fat area (cm^2) ± SEM	-23 ± 15	-35 ± 15	**-48** ± 14	**-41** ± 13	**-48** ± 14	**-40** ± 15

* cross-sectional distance from the back to the front of the waist.

** waistline

Lipids

Obesity is associated with unhealthy cholesterol profiles, a major risk factor in cardiovascular disease. There was a small but consistent trend to improvement in cholesterol profiles with AOD9604 compared to placebo – a beneficial reduction in LDL ("bad cholesterol") and a beneficial increase in the ratio of HDL ("good cholesterol") to LDL.


LDL change
0 mg
(placebo)
1 mg
5 mg
10 mg
20 mg
30 mg
Dose group
0.1
0
-0.1
-0.2
-0.3
-0.4
-0.5
mM


HDL/LDL change
0 mg
(placebo)
1 mg
5 mg
10 mg
20 mg
30 mg
Dose group
0.04
0.03
0.02
0.01
0
-0.01
-0.02

Week 12 minus week 0 ± SEM	AOD9604 Dose group					
	0 mg (Placebo)	1mg	5 mg	10 mg	20 mg	30 mg
Triglycerides (mM)	-0.25 ± 0.07	-0.14 ± 0.07	-0.12 ± 0.12	-0.10 ± 0.20	-0.15 ± 0.09	-0.30 ± 0.20
Total Cholesterol (mM)	0.01 ± 0.09	-0.02 ± 0.10	-0.07 ± 0.10	-0.17 ± 0.09	-0.18 ± 0.11	-0.28 ± 0.10
HDL Cholesterol (mM)	-0.01 ± 0.02	0.02 ± 0.02	0.01 ± 0.02	-0.04 ± 0.03	-0.02 ± 0.02	-0.05 ± 0.02
LDL Cholesterol (mM)	-0.07 ± 0.07	-0.14 ± 0.08	-0.13 ± 0.09	-0.25 ± 0.08	-0.21 ± 0.09	-0.28 ± 0.10
NEFA (mM)	0.01 ± 0.02	0.01 ± 0.02	-0.01 ± 0.03	-0.03 ± 0.03	-0.00 ± 0.02	-0.08 ± 0.04

Glucose Control

The risk of impaired glucose tolerance ("IGT") and diabetes is greatly increased in obesity. In this study, people testing as having impaired glucose tolerance at the start were allowed to participate, but those testing as diabetic were not.

AOD9604 treated groups all had a reduced number of patients with IGT or diabetes at the end of the study compared to the start. This did not happen in the placebo group. In addition, most of the positive tests for diabetes at the end of the trial occurred in the placebo group.

Total number of patients testing with diabetes or IGT***		
AOD9604 Dose Group	**Before treatment**	**After treatment**
0 mg (Placebo)	**7**	**7 (5 of these with diabetes)**
1mg	13	9 (1 of these with diabetes)
5mg	5	3 (1 of these with diabetes)
10mg	17	12 (none with diabetes)
20mg	13	7 (none with diabetes)
30mg	10	7 (2 of these with diabetes)

* IGT defined as blood glucose two hours after glucose drink between 7.9 and 11 mM
** Diabetes defined at fasting blood glucose of 7.0 mM or greater or blood glucose two hours after glucose drink greater than 11 mM


Glucose control for patients with impaired glucose tolerance
(blood glucose 2 hours after glucose drink)
Before treatment
After treatment
mM
15
10
5
0
0 mg (placebo)
1 mg
5 mg
10 mg
20 mg
30 mg
AOD9604 dose group

ECG and Vital Signs

All ECGs and vital signs, including heart rate, blood pressure, temperature, and respiration rate remained unchanged, with a trend to improvement in systolic blood pressure in the 1mg and 30mg AOD9604 groups, consistent with the weight loss.

IGF-1

Circulating levels of the hormone IGF-1 are elevated by the action of growth hormone. IGF-1 is the key mediator of the growth effects of growth hormone. The principle of action of AOD9604 is that it retains the fat metabolic benefits of growth hormone without the adverse growth and other effects associated with elevated levels of circulating IGF-1. This trial conclusively proves that AOD9604 does not elevate circulating IGF-1.


Circulating IGF-1
20
15
10
5
0
nM
0 mg
(placebo)
1 mg
5 mg
10 mg
20 mg
30 mg
Dose group
Before treatment
After treatment

Quality of Life

The SF-36 questionnaire was used to assess the patients' perceived quality of life. There was no specific effect of AOD9604 on this measure - all dose groups including placebo generally showed a small trend to improvement in perceptions of both mental and physical quality of life.

Serious Adverse Events

There were no serious adverse events related to the drug.

Adverse Events

AOD9604 showed excellent tolerability. The incidence of adverse events was similar in all dose groups including placebo, and were of a character typically noted in placebo groups in clinical trials.

Antibodies

No antibodies to AOD9604 were detected in any patient.

END of APPENDIX

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	66,667 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	66,667 MBPAU unquoted options with an exercise price of $1.25 each – total $83,333.75.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 66,667 MBPAU unquoted options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 December 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	230,903,507	MBP

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	MBPAM
		Nil	MBPAO
		1,574,000	MBPAQ
		1,130,769	MBPAS
		183,333	MBPAU

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: B Shave (Company secretary) Date: 15 December 2004

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

76

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

17 December 2004

Metabolic Pharmaceuticals Limited

TRADING HALT

The securities of Metabolic Pharmaceuticals Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Tuesday, 21 December 2004 or when the announcement is released to the market.

Security Code: MBP

Kate Kidson
Senior Companies Adviser

71

metabolic

Partnering Prospects on AOD9604

- and -

Correction of Australian Market Comments

For Release: 17 December 2004

On 13 December, 2004 Metabolic Pharmaceuticals Limited (Metabolic) released the detailed results of its Phase 2b clinical trial on obesity drug AOD9604. There have been some comments which now need our response.

Prospects for partnering with major pharmaceutical companies

Metabolic's intention, armed with these Phase 2b proof-of-concept results, is to secure a partnership with a major pharmaceutical company to help fund further development and provide ultimate marketing and distribution of AOD9604.

Metabolic is very confident that the data will be of substantial interest to such companies due to the following key findings of the trial –

- Weight loss in line with competing products.
- Excellent tolerability without evidence of the major side effects of existing drugs
- Indications of accompanying health benefits
- Unique mode of action of AOD9604 which stimulates metabolism of body fat, compared with existing obesity drugs which artificially reduce appetite or food absorption.

We would not normally comment on the progress of early discussions. However in this circumstance we must advise that, within 24 hours of the announcement to the market, Metabolic received unsolicited requests for meetings and further data from several major international pharmaceutical companies with whom Metabolic has been discussing this project for over 1 year.

We expect to advance those discussions over the coming months.

Correction of Australian Market Comments

One analyst has made some errors of fact and interpretation and these have been relayed to others who have relied on them including the financial press. There have also been a few questions raised by others which warrant further comment. This has generated market uncertainty. Our comments, further to our very detailed announcement of the results, are provided below.

Weight Loss and statistical significance

Metabolic reported the key results provided by an independent statistician of both of the two statistical analyses of weight loss as prescribed in a Statistical Analysis Plan devised and finalised 6 months ago.

One analysis is called "primary" in the plan and another is "secondary". The primary analysis is used to design the required size and duration of the trial and the secondary analysis is exploratory. However both analyses are valid ways to assess weight loss.

On the results of the primary analysis, there is a 90% chance that the 1mg dose of AOD9604 induces weight loss. On the secondary analysis, there is greater than a 99% chance that the 1mg dose of AOD9604 induces weight loss. If the chance is greater than an industry standard of 95% the result is considered to be "statistically significant".

The primary method looks simply and directly at the difference between the week 12 and week 0 measurements. The secondary method of analysis is more sensitive because it assesses weight loss by using all the weight measurements made once every two weeks over the treatment period for each patient (including even for those patients who did not stay for the full 12 weeks) to essentially calculate an average "line of best fit" through the data points rather than relying only on the beginning and end.

In a Phase 3 trial, the last and definitive stage of clinical development, statistical significance on the primary analysis is typically required to gain marketing approval. However the trial Metabolic has just completed was not a Phase 3 trial. This was a Phase 2 trial designed to explore for an effective dose and provide the evidence sufficient to justify further development. This objective was achieved.

The analyst report and some newspaper reports stemming from it mention only the primary analysis and fail to mention the fact that, while the primary analysis method is slightly less than the industry standard of 95% confidence, the secondary analysis easily meets it.

Placebo weight loss

The same analyst writes that "*We are unclear of how significant a weight loss this actually represents because the spread of weight lost by those subjects on the placebo treatment is quite wide*". This is false. The spread of subjects in the placebo group and the number of patient who lost 4kg or more is normal and in line with the spread shown in

many other similar published studies on different drugs. Some people will always manage to lose weight by their own efforts.

In fact, the number of patients who lost 4kg or more on the 1mg AOS9604 dose was more than triple the number of patients who lost 4kg or more on the placebo dose.

This becomes more notable when considering people who lost even more weight. There were several people in all AOD9604 treated groups who lost large amounts of weight (8 kg or more and up to 21 kgs) compared to none in placebo.

Regulatory path

As stated in the announcement, Metabolic is planning to enter into Phase 3 in the second half of 2005, but with a lead-in period prior to the commencement of the Phase 3 to test doses of 1mg and lower. This is intended to confirm and identify the optimum dose. Once identified, dosing on the main study would commence at the best dose.

This lead-in period will add no more than a few months to the development path.

Metabolic is confident and our FDA consultant has confirmed that the results already in hand have sufficient efficacy data to satisfy the requirements of the FDA to undertake the Phase 3, preceded by the "lead-in" dose confirmation period.

Dose Response

Clinical trials very frequently produce surprises.

This is the first time in the world a drug with AOD9604's mechanism of action has been trialled, and to have some surprises when exploring a new mechanism is not unusual.

In this trial, one surprise was that the effective dose was the lowest dose tried, 1 mg. While it was a surprise, it was one of the possibilities entertained on biological grounds when we designed the trial. AOD9604 has been designed from the much larger human growth hormone molecule, and it is known that dosing with the equivalent number of molecules of human growth hormone would actually be a very high dose for that hormone. The result at 1mg AOD9604 suggests that AOD9604 operates very efficiently in humans, somewhat more efficiently than expected.

That the optimal result occurred with a low dose has very positive implications for cost of goods and ease of supplying a large market.

The 1mg dose showed average weight loss compared to placebo for both men and women, and in both obese and morbidly obese subgroups.

The weight loss effect did not rise with increasing dose. This was not a surprise, as all of Metabolic's previous animal and in vitro data indicated that doses above the optimum one would be less effective. Hormone mechanisms such as AOD9604 sometimes have these characteristics.

For men only, there was also a suggestion of a useful effect at higher doses. However the 1mg region is the most consistent and most promising.

This trial successfully identifies doses around 1mg or lower as being the best dose trialled. At this dose, the weight loss is competitive with existing drugs. It may well be that a dose lower than 1mg will work better. This will be determined in the planned further development.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity (AOD9604 in development), pain (ACV1 in development) and type 2 diabetes.

Background to AOD9604

AOD9604 is a small orally active peptide modelled on one part of the human growth hormone molecule. Growth hormone naturally occurs in the body and has profound stimulatory effects on fat metabolism, with levels of the hormone typically becoming suppressed in the obese state. Replacement by daily dosing with AOD9604 is believed to reverse the suppressed fat metabolism.

Background to ACV1

ACV1 for neuropathic pain is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side-effects. The potential range of indications for ACV1 extend to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment

ACV1 specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effect. Phase 1 clinical trials are planned for early 2005.

Contact details
Chris Belyea , CEO chris.belyea@metabolic.com.au
David Kenley, VP Corporate Development david.kenley@metabolic.com.au
Website *www.metabolic.com.au*
Phone +61 3 9860 5700

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Evert Vos**
Date of last notice	**13 September 2004**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Directly Held
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 December 2004
No. of securities held prior to change	383,077 ordinary shares (ASX Code: MBP) 276,923 Unquoted Options (ASX Code: MBPAS)
Class	Ordinary
Number acquired	
Number disposed	100,000 to extinguish margin loan on options converted to shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$148,500

+ See chapter 19 for defined terms.

No. of securities held after change	283,077 ordinary shares (ASX Code: MBP) 276,923 Unquoted Options (ASX Code: MBPAS)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

79

metabolic

23 December 2004

COMPANY SECRETARY

David Kenley has resigned as Company Secretary. His duties in that role, which he currently shares with Belinda Shave, will be taken over by Ms. Shave.

Over the coming months Mr. Kenley will focus his activities on assisting Metabolic in the conduct of partnering discussions with pharmaceutical companies on obesity drug AOD9604.

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

80

FORM 603
Corporations Act 2001
Section 671B

NOTICE OF INITIAL SUBSTANTIAL HOLDER

To: Company Name/Scheme Metabolic Pharmaceuticals Limited

ACN/ARSN 083 866 862

1. Details of Substantial Holder(1)

Name Acorn Capital Limited

ACN/ARSN (if applicable) 082 694 531

The holder became a substantial holder on 23-12-04

2. Details of Voting Power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of Securities (4)	Number of Securities	Person's Votes (5)	Voting Power (6)
Ordinary	11,986,286	11,986,286	5.19%

3. Details of Relevant Interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of Relevant Interest	Nature of Relevant Interest (7)	Class and Number of Securities
Acorn Capital Limited	Power to (or to control) exercise vote and/or dispose of the shares as discretionary investment managers or advisers to superannuation funds, pooled superannuation trusts, managed investment schemes and investment management agreements.	11,986,286

4. Details of Present Registered Holders

The persons registered as holders of the securities referred to in Paragraph 3 above are as follows:

Holder of Relevant Interest	Registered Holder of Securities	Person Entitled to be Registered as Holder (8)	Class and Number of Securities
Queensland Investment Corporation	Queensland Investment Corporation		340,000
Military Superannuation & Benefits Board	National Nominees		392,813
Catholic Superannuation Fund	National Nominees		465,881
Queensland Local Government Superannuation	JP Morgan Chase Nominees		544,518
Sunsuper Fund	National Nominees		686,640
Health Super	Health Super		988,244
Qantas Superannuation	National Nominees		1,186,000
Commonwealth Bank Officers' Superannuation Fund	National Nominees		2,145,500
UniSuper	National Nominees		2,458,218
Acorn Capital Microcap Trust	National Nominees		2,778,472

5. **Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of Relevant Interest	Date of Acquisition	Consideration (9)		Class and Number of Securities
		Cash	Non-Cash	
Acorn Capital Limited	04-05-01 to 23-12-04	$13,001,383.02		11,986,286

6. **Associates**

The reasons the persons named in Paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Name of Association

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
Queensland Investment Corporation	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Military Superannuation & Benefits Board	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Catholic Superannuation Fund	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Queensland Local Government Superannuation	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Sunsuper Fund	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Health Super	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Qantas Superannuation	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Commonwealth Bank Officers' Superannuation Fund	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
UniSuper	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Acorn Capital Microcap Trust	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000

[redacted]

Signature

Print Name BARRY FAIRLEY Capacity Managing Director

Sign Here Date 24-12-04

[redacted]

81

metabolic

13 January 2005

CEO Position

Metabolic has been contacted by two newspaper journalists today to comment on a rumour concerning the position of CEO in the company.

The current and founding CEO, Chris Belyea, expressed his long term desire to the Board in August 2004 to relinquish the CEO role and move into a new role within Metabolic focussed more closely on scientific and technical aspects of the company's future growth.

The Board supports this move as appropriate in the evolution of the company.

Since that time the Chairman, Arthur Emmett, has been leading a search for a person with the appropriate background to take over the CEO role. Chris Belyea is continuing in the CEO role until the new appointment is made.

Chris Belyea	Arthur Emmett
CEO	Chairman

Contact details
Chris Belyea, CEO chris.belyea@metabolic.com.au
Website www.metabolic.com.au
Phone +61 3 9860 5700

82

metabolic

Metabolic appoints new Chief Executive Officer

For Release: 24 January 2004

The Board of Metabolic is pleased to announce the appointment of Dr Roland Scollay as the new CEO of the company, commencing 1 February 2005. The Board believes Dr Scollay has commercial and scientific experience necessary to lead Metabolic in its further development.

Dr Scollay has extensive pharmaceutical industry experience, including 5 years on the global Research Management Board of Novartis, one of the world's largest pharmaceutical companies, and as CEO or senior research executive with several USA based biotechnology companies. This experience will enable Dr Scollay to play an integral role in the ongoing discussions with international pharmaceutical companies concerning Metabolic's obesity drug, AOD9604, which has successfully completed phase two clinical trials.

Dr Scollay has been on the Metabolic Board since early 2003, and therefore is in an excellent position to understand and guide the company.

Chairman Arthur Emmett said "I am delighted that an executive with this level of experience is taking on the role of CEO". "Dr Scollay is well informed about the status of the company, its progress to date and its future objectives", he said.

Dr Scollay said "I am excited to accept this role in one of Australia's leading biotechnology companies. I look forward to what I expect will be a stage of significant growth and success for the company. I am familiar with the science behind the company's projects and in particular I am optimistic about the future prospects for our obesity drug, AOD9604. In addition I look forward to participating in the further development of our other projects including the innovative pain product ACV1."

The Metabolic Board is also delighted to confirm as previously announced that Chris Belyea, who has led Metabolic from startup to its current position as one of Australia's leading biotech companies, will remain with the company. In his new role as Chief Scientific Officer he will be able to fulfil his desire to now focus his skills on progressing existing projects, including AOD9604, as well as on identifying and selecting new research and development opportunities for the company.

Dr Belyea said "I have worked closely with Roland over the last two years and I am looking forward to working with him in this exciting stage of our development. I am confident that our combined skills, in addition to the great team that we already have in place at Metabolic, will deliver further success on behalf of our shareholders."

A biographical sketch of Dr Scollay is attached.

Biographical Summary

Roland Scollay, BSc, PhD, GAICD



Dr Scollay has spent 25 years as a biomedical research scientist, specialising in immunology and stem cell biology, in Australia (including 13 years at the Walter and Eliza Hall Institute in Melbourne), Europe and the USA (Stanford University) ultimately as professor and deputy director of the Centenary Institute of Cancer Medicine and Cell Biology at the University of Sydney. He has published more than 150 scientific articles, reviews and book chapters. He was actively involved in the activities of the NH&MRC and served a term as president of the Australian Society for Immunology from 1993 to 1994.

From 1996 to 2002 he was based in the USA as an executive in international pharmaceutical and biotechnology companies (including 5 years on the global Research Management Board of Novartis, one of the world's largest pharmaceutical companies), holding positions as Vice President of Research, Chief Scientific Officer, or President and Chief Executive Officer in three USA based biotechnology companies. He has participated in the raising of significant venture capital investment. As President and CEO of a private San Francisco Bay Area biotechnology company, he oversaw the commercial development of technology licensed from the University of California. Dr Scollay has been a member of the Scientific Advisory Boards of several biotechnology companies and has been a consultant to venture capital firms, investors, banks and biotech companies both in Australia and in the USA. He is a graduate of the Australian Institute of Company Directors and courses at both Harvard and Stanford Business Schools.

Since returning to Australia in late 2002, he has held the position of Director of Commercialisation for the Medical Faculty at Monash University in Melbourne. In this role he manages IP, commercialises technologies through licensing and creation of spin out companies, plays a role in the governance of existing Monash spin out companies and participates in major business projects of the faculty.

He is currently, and has been previously, a non-executive director of a number of public and private biotechnology companies in the USA and Australia.

Dr Scollay lives happily in Melbourne with his wife and teenaged daughter and, when time allows, enjoys music and fly-fishing.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity, pain and type 2 diabetes.

Background to AOD9604

AOD9604 is a small orally active peptide modelled on one part of the human growth hormone molecule. Growth hormone naturally occurs in the body and has profound stimulatory effects on fat metabolism, with levels of the hormone typically becoming suppressed in the obese state. Replacement by daily dosing with AOD9604 is believed to reverse the suppressed fat metabolism. Metabolic believes that AOD9604 has the potential to provide a safer and more effective pharmaceutical treatment for obesity than existing drugs.

Background to ACV1

ACV1 for neuropathic pain is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side-effects. The potential range of indications for ACV1 extend to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment

ACV1 specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effect. Phase 1 clinical trials are planned for 1H 2005.

Contact details

Chris Belyea , CEO ***chris.belyea@metabolic.com.au***
David Kenley, VP Corporate Development ***david.kenley@metabolic.com.au***
Website **www.metabolic.com.au**
Phone +61 3 9860 5700

RECEIVED
2005 APR 11 A 8:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

83

metabolic

Metabolic CEO to Speak on Obesity Panel at BIO CEO & Investor Conference

Melbourne, Australia – February 10, 2005 - Metabolic Pharmaceuticals Ltd today announced that the Company's new CEO, Dr Roland Scollay, has accepted an invitation to speak on the "Advances in Obesity Drugs" panel at the BIO (US Biotechnology Industry Organization) CEO and Investor Conference, February 23-24, at the Waldorf-Astoria in New York City.

The "Advances in Obesity Drugs" panel is scheduled for February 24 at 4.00-5.30 pm US ET and will feature Dr. Scollay in addition to speakers from Amylin Pharmaceuticals, Arena Pharmaceuticals, Nastech Pharmaceutical Company and Merck. Webcast details will be available on the Metabolic website (www.metabolic.com.au) prior to the conference. Metabolic Pharmaceuticals recently reported positive phase 2b trial results for its AOD9604 obesity compound.

Dr. Scollay may be available for one on one meetings with analysts and investors in New York on February 22 & 25. Interested parties may contact Rachel Levine at 212-983-1702 x207 or via email at rlevine@annemcbride.com. A series of Australian investor presentations will also occur shortly after Dr Scollay's return.

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and it currently has active programs aimed at treating obesity (AOD9604 - completed Phase 2b trial), pain (ACV1 – Phase 1 to commence in Q2 05), and type 2 diabetes. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604

AOD9604 is a small, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Replacement of growth hormone by daily dosing with AOD9604 is believed to normalise suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule.

Contact Information:

Company
David Kenley – VP Corporate Development – +61-3-9860-5700, david.kenley@metabolic.com.au

US Investor Relations
Rachel Levine – The Anne McBride Co. - +1 212-983-1702 x207, rlevine@annemcbride.com

APPENDIX 4D

Half Year Report

(Listing Rule 4.2A)

Name of entity:	**METABOLIC PHARMACEUTICALS LIMITED**
ABN:	**96 083 866 862**
Reporting period:	**HALF YEAR ENDED 31 DECEMBER 2004**
Previous corresponding period:	HALF YEAR ENDED 31 DECEMBER 2003

INDEX

The information contained herein should be read in conjunction with the Annual Report of Metabolic Pharmaceuticals Limited as at 30 June 2004.

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of Metabolic Pharmaceuticals Limited for the half year ended 31 December 2004 are as follow:

Revenues and Results from Ordinary Activities:		**Change compared to 2003 %**		**2004 $**
Revenues from ordinary activities	Down	73%	to	407,641
Loss from ordinary activities after tax attributable to members	Loss has increased	50%	to	(6,372,112)
Net Loss for the period attributable to members	Loss has increased	50%	to	(6,372,112)

Dividends:

No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid for the previous corresponding period.

Brief explanation of figures reported above:

The loss of the Company for the half year ended 31 December 2004 after provision for income tax of nil was $6,372,112 (2003: $4,260,928). The loss for the period includes fully expensing the sum of $6,149,793 (2003: $5,045,814) in respect of Research and Development costs. Income for the period totalled $407,641 representing interest of $395,962 (2003: $344,628) and Grant income of $11,679 (2003: $1,141,941).

	31.12.04	**31.12.03**
Net tangible assets per security	5.3 cents	7.7 cents

Status of review of accounts:
The financial report for the half-year ended 31 December 2004 has been auditor reviewed. The review report is included with the financial report.

Metabolic Pharmaceuticals Limited

ACN 083 866 862

Half-Year Financial Report
For the half-year 31 December 2004

METABOLIC PHARMACEUTICALS LIMITED
A.C.N. 083 866 862

DIRECTORS' REPORT
FOR THE PERIOD ENDED 31 DECEMBER, 2004

The Board of Directors of Metabolic Pharmaceuticals Limited ("Metabolic") is pleased to submit its report in respect of the financial half year ended 31 December 2004.

DIRECTORS

The names of the Directors of the Company in office at the date of this report are:

Dr Arthur Emmett (Chairman), MB, BS
Dr Roland Scollay (CEO), BSc, PhD
Dr Chris Belyea, BSc(Hons), PhD, FIPAA
Dr Evert Vos, BSc(Hons), BMedSc, PhD, MD, MFPM
Mr Patrick Sutch

All Directors held their position as a director throughout the entire half year and up to the date of this report, with Dr Roland Scollay replacing Dr Chris Belyea as CEO on 1 February 2005.

PRINCIPAL ACTIVITIES

Metabolic is building a development pipeline of pharmaceutical compounds with the strategic aim of providing important innovative drugs for world markets. Our primary focus has been, and remains, the clinical development of AOD9604, our most advanced compound, with the aim of providing an improved prescription obesity drug with a revolutionary mode of action.

REVIEW OF OPERATIONS

During the period under review further substantial progress was made on the Company's main projects.

The 300-patient multi-centre Phase 2B clinical trial on obesity drug AOD9604 was completed. Positive results from this trial were announced in December 2004. The Company is now in discussion with several major international pharmaceutical companies who are reviewing the data from the trial with a view to collaborating on the further development of this compound. This process is expected to take between 6 and 12 months.

The preparation of AOD9604 for future Phase 3 clinical studies was advanced by progressing ongoing toxicology studies, manufacturing development and the basic science of AOD9604 action.

The Company's second most advanced project, ACV1, is a peptide compound with potential for the treatment of neuropathic pain. The compound has been progressed through preclinical toxicological studies and formulation and manufacture development in preparation for a Phase 1 human clinical trial, expected to commence in the second quarter of 2005.

The Company also engages in discovery activity and evaluation of in-licensing opportunities on a range of potential treatments. These activities occupy a minor component of our annual expenditure, but are an important component in our strategy of building a robust pipeline of compounds in clinical development. Discovery activity in relation to compounds as a potential therapy for type 2 diabetes has continued, and one particular in-licensing opportunity is under advanced consideration.

During the period under review $1,817,627 was raised from the exercise of employee options which had an expiry date of 10 September 2004.

RESULTS

The loss of the Company for the half year ended 31 December 2004, after provision for income tax of nil, was $6,372,112 (2003: $4,260,928). The loss for the period includes fully expensing the sum of $6,149,793 in respect of Research and Development costs. Income for the period totalled $407,641 representing interest received of $395,962 and Grant income of $11,679.

The Company has no borrowings.

AUDITOR'S INDEPENDENCE DECLARATION

In accordance with section 307C of the Corporations Act 2001, the Directors have obtained a declaration of independence from Ernst & Young, the Company's auditors, a copy of which is included at the end of the Half Year Financial Report.

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Metabolic Pharmaceuticals Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This report may contain forward-looking statements regarding the potential of the Company's projects and the development and therapeutic potential of the Company's research and development. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising pharmaceutical compounds that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the Company's research and development program referred to in this report,

This report has been signed in accordance with a Resolution of the Directors made on 18 February, 2005.

For and on behalf of the Board

....

Roland Scollay
Director - CEO

Melbourne
18 February, 2005

Condensed Statement of Financial Position

AT 31 DECEMBER 2004	Note	31 December 2004 $	30 June 2004 $
CURRENT ASSETS			
Cash Assets	2	11,175,197	17,346,984
Receivables	2	19,677	125,081
Other	2	673,922	210,613
Total Current Assets		11,868,796	17,628,228
NON-CURRENT ASSETS			
Plant and equipment		912,345	968,806
Total Non-Current Assets		912,345	968,806
Total Assets		12,781,141	18,651,034
CURRENT LIABILITIES			
Payables		488,746	1,867,412
Provisions		119,039	66,364
Total Current Liabilities		607,785	1,933,776
NON-CURRENT LIABILITIES			
Provisions		43,325	32,741
Total Non-Current Liabilities		43,325	32,741
Total Liabilities		651,110	1,966,517
Net Assets		12,130,031	16,684,516
EQUITY			
Contributed equity		52,233,793	50,416,166
Reserves		383,478	383,478
Accumulated losses		(40,487,240)	(34,115,128)
Total Equity		12,130,031	16,684,516

The accompanying notes form an integral part of this statement of financial position.

Condensed Statement of Financial Performance

FOR THE HALF-YEAR ENDED 31 DECEMBER 2004	Note	31 December 2004 $	31 December 2003 $
Other revenue from ordinary activities	3	407,641	1,486,569
Total expenses	3	(6,779,753)	(5,747,497)
Loss from ordinary activities before income tax expense		(6,372,112)	(4,260,928)
Income tax expense relating to ordinary activities		-	-
Loss from ordinary activities after related income tax expense		(6,372,112)	(4,260,928)
Net loss		(6,372,112)	(4,260,928)
Net loss attributable to members of Metabolic Pharmaceuticals Limited		(6,372,112)	(4,260,928)
Share issue costs		-	(61,653)
Total revenues, expenses and valuation adjustments attributable to members of parent entity and recognised directly in equity		-	(61,653)
Total changes in equity other than those resulting from transactions with owners as owners		(6,372,112)	(4,322,581)
Basic earnings per share (cents per share)		(2.77)	(2.05)
Diluted earnings per share (cents per share) (i)		(2.77)	(2.05)

(i) As the Company has incurred a loss for the period under review, potential ordinary shares, being options to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

The accompanying notes form an integral part of this statement of financial performance.

Condensed Statement of Cash Flows

FOR THE HALF-YEAR ENDED 31 DECEMBER 2004	Note	31 December 2004 $	31 December 2003 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		(7,570,299)	(6,346,737)
Interest received		501,366	266,745
Interest and bank charges paid		(3,849)	(3,678)
Grant Income		11,679	1,256,240
Net operating cash flows		(7,061,103)	(4,827,430)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of plant and equipment		(428,312)	(378,675)
Subscription Monies for IPO			
- Neuren Pharmaceuticals Limited		(500,000)	-
Net investing cash flows		(928,312)	(378,675)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from share and option issues		1,817,627	15,066,987
Share issue costs paid		-	(61,653)
Net financing cash flows		1,817,627	15,005,334
Net increase/(decrease) in cash held		(6,171,788)	9,799,229
Cash at the beginning of the financial period		17,346,985	6,849,627
Cash at the end of the financial period		11,175,197	16,648,856

The accompanying notes form an integral part of this statement of cash flows.

Notes to the Half-Year Financial Statements

NOTE 1. BASIS OF PREPARATION

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the company as the full financial report. The half-year financial report should be read in conjunction with the Annual Financial Report of Metabolic Pharmaceuticals Limited as at 30 June 2004. It is also recommended that the half-year financial report be considered together with any public announcements made by Metabolic Pharmaceuticals Limited during the half-year ended 31 December 2004 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views). For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Changes in accounting policies

The accounting policies adopted are consistent with those applied in the 30 June 2004 annual financial report.

	31 December 2004 $	31 December 2003 $
NOTE 2. CURRENT ASSETS		
(a) Cash Assets		
- Cash	515,197	26,984
- Term deposits	10,660,000	17,320,000
	11,175,197	17,346,984
(b) Receivables		
- Interest receivable	19,677	125,081
(c) Other Assets		
- Prepayments	45,467	73,765
- Deposits and Bonds (i)	512,141	12,141
- Other	116,314	124,257
	673,922	210,163
	11,868,796	17,682,228

(i) Includes $500,000 subscription monies for 1,250,000 shares @ 40¢ in the initial public offering of Neuren Pharmaceuticals Limited. The 1,250,000 shares (ASX Code: NEU) were subsequently issued on 28 January 2005.

	31 December 2004 $	31 December 2003 $
NOTE 3. LOSS FROM ORDINARY ACTIVITIES		
Operating loss is after crediting the following revenues:		
Other revenue:		
Interest income	395,962	344,628
Grant income	11,679	1,141,941
	407,641	1,486,569
Operating loss is after charging the following expenses:		
Bank charges	3,849	3,678
Annual leave expense	52,675	5,956
Research and development	6,149,793	5,045,814
Depreciation expense	128,633	80,073
Share registry fees	23,575	42,077
Other Overhead expenses	421,228	569,899
	6,779,753	5,747,497

Note 4. Subsequent Events

There has been no event that has significantly or may significantly affect the operations of the company, the results of those operations or the state of affairs of the company in the subsequent financial period.

Note 5. Segment Information

The company operates predominantly in one industry and one geographical segment, those being the pharmaceutical research industry and Australia respectively.

Note 6. Contingent Liabilities & Contingent Assets

The directors were not aware of any contingent liabilities or contingent assets at 30 June 2004. There has been no change since that date.

Note 7. Impact of adopting AASB Equivalents to IASB Standards

Metabolic Pharmaceuticals Ltd has commenced transitioning its accounting and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As the company has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when the company prepares its first fully IFRS compliant financial report for the year ended 30 June 2006. Set out below is the key area where accounting policies will change and may have an impact on the financial report of the company.

Share based payments:
Under AASB 2 Share Based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. It. applies to all share based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details future equity based remuneration plans are unknown.

Directors' Declaration
For the period ended 31 December 2004

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, I state that:

In the opinion of the directors:

(a) the financial statements and notes:

(i) give a true and fair view of the financial position as at 31 December 2004 and the performance for the half-year ended on that date; and

(ii) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Roland Scollay
Director - CEO

18 February 2005

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent review report to members of Metabolic Pharmaceuticals Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for Metabolic Pharmaceuticals Limited (the company) during the period, and the directors' declaration for the company, for the period ended 31 December 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Metabolic Pharmaceuticals Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2004 and of its performance for the period ended on that date; and

(ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Denis Thorn

Denis Thorn
Partner
Melbourne
18 February 2005

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of Metabolic Pharmaceuticals Limited

In relation to our review of the financial report of Metabolic Pharmaceuticals Limited for the half-year ended 31 December 2004, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Denis Thorn

Denis Thorn
Partner
18 February 2005

85

metabolic

US Presentations

As previously advised, Metabolic's CEO, Dr Roland Scollay, has accepted an invitation to speak on the "Advances in Obesity Drugs" panel at the BIO CEO and Investor Conference on February 24, 2005 from 4.00 pm to 5.30 pm US ET in New York. We have been advised that a webcast of the panel session will be available at http://www.corporate-ir.net/ireye/confLobby.zhtml?ticker=28873&item_id=1009767 the day after the session.

A copy of Dr Scollay's presentation to the conference is attached.

On 22 and 25 February, Dr Scollay will be giving corporate presentations to analysts and investors in New York. A copy of this presentation is also attached.

Slides 12 & 24 of the corporate presentation contain some additional analysis of data from the phase 2b trial which may be of interest.

A Shareholder Update is expected to be released within the next two to three weeks.

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets, and currently has active programs aimed at treating obesity (AOD9604 - completed Phase 2b trial), pain (ACV1 – Phase 1 to commence in Q2 05), and type 2 diabetes. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604

AOD9604 is a small, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Replacement of growth hormone by daily dosing with AOD9604 is believed to normalise suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule.

Contact Information:

Company

David Kenley – VP Corporate Development – +61-3-9860-5700, david.kenley@metabolic.com.au

US Investor Relations

Rachel Levine – The Anne McBride Co. - +1 212-983-1702 x207, rlevine@annemcbride.com

metabolic

Metabolic Pharmaceuticals Ltd
Melbourne, Australia

Presentation to
BIO CEO & Investor Conference
New York, Feb 24, 2005

Roland Scollay, PhD, CEO

Forward Looking Statements

This presentation contains forward-looking statements regarding the company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercializing drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Actual results could differ materially from those discussed in this presentation. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Ltd Annual Report for the year ended June 30, 2004, copies of which are available from the company.

metabolic

Rationale for AOD9604

- Obesity causes low levels of growth hormone (GH)
- GH deficiency causes the disturbances of fat metabolism typical of "metabolic syndrome"
- GH therapy normalises fat metabolism but has other unwanted side effects
- Select the parts of GH that improve fat metabolism without the other negative effects
- An orally available peptide fragment of GH has been identified which has these characteristics
- Novel and unique mode of action, based on the natural metabolic functions of GH ("hormone replacement, normalising fat metabolism")

Phase II results show efficacy at lowest dose



Per Protocol Weight Change (treatment 0-12 weeks)
Kilograms
0.5
0
-0.5
-1
-1.5
-2
-2.5
-3
-4
0
4
8
12
16
20
Time in weeks
0 mg
1 mg

- 12 week study
- Daily oral dose

- 34 pts (1mg)
- 37 pts (placebo)
- Age 30+
- BMI 35+

- Diet and exercise advice
- No weight loss plan

- 2kg loss in 12 weeks

Dose Response - Weight Change

Females and males respond differently at high doses of AOD9604



Week 0-12 Weight Change - ITT no imputation
Mean Weight Change in Kg
(± SEM)
1
0
-1
-2
-3
-4
-5
0
1
5
10
20
30
Dose
in mgs
females
males

metabolic

Dose interpretation


AOD9604 dose
0.1 mg
1 mg
30 mg
Weight loss
??
??
Low dose effect (m = f, body, β adr↑)
High dose effect (m > f, abd, lipogen↓)

metabolic

Dose interpretation


AOD9604 dose
0.1 mg
1 mg
30 mg
Weight loss
??
??
Current Phase II trial
Low dose effect (m = f, body, β adr↑)
High dose effect (m > f, abd, lipogen↓)

metabolic

Other positive trends*

- Abdominal circumference improved at all doses
- Hip circumference improved at all doses
- Sagittal height improved at all doses
- Lipid profiles improved
- Glucose tolerance improved at all doses
- Impaired Glucose Tolerance (IGT) and progression to diabetes was reduced at all doses

* Not all statistically significant in this trial with low patient numbers. Trial not powered for these comparisons.

AOD9604 Summary

Phase II study	√	Completed late 2004
Efficacy	√	At least as good as existing drugs
Safety	√	Better than existing drugs
Side Effects	√	Better than existing drugs
Manufacturing	√	Straightforward, synthetic
Delivery	√	Oral, once daily, easy tablet formulation
Cost of Goods	√	Low, cents per dose at 1mg
Mode of Action	√	Novel and unique (metabolic normalisation)
Mol Mech of Action	√ ?	Through GH receptor
Dose	TBD	Lower doses to be explored before Phase III
Market potential	√	Huge
Commercial potential	√ √	Blockbuster, patent life until 2018

metabolic

metabolic

Thank you

Metabolic Pharmaceuticals Ltd,
Melbourne, Australia

metabolic

Metabolic Pharmaceuticals Ltd
Melbourne, Australia

Presentation to Investors

February, 2005

Roland Scollay, PhD, CEO

Forward Looking Statements

This presentation contains forward-looking statements regarding the company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercializing drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Actual results could differ materially from those discussed in this presentation. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Ltd Annual Report for the year ended June 30, 2004, copies of which are available from the company or at www.metabolic.com.au.

Developing a pipeline of new pharmaceuticals for world markets

AOD9604 - obesity	*Phase 2b completed*
ACV1 - neuropathic pain	*Phase 1 to start in Q205*
Other drug candidates	*In research*

AOD9604

Metabolic's innovative obesity drug

metabolic

Rationale for AOD9604

- Obesity causes low levels of growth hormone (GH)
- GH deficiency causes the disturbances of fat metabolism typical of "metabolic syndrome"
- GH therapy normalises fat metabolism but has other unwanted side effects
- Select the parts of GH that improve fat metabolism without the other negative effects
- An orally available peptide fragment of GH has been identified which has these characteristics

Metabolic's Obesity Drug - AOD9604

- Novel and unique mode of action, based on the natural metabolic functions of GH ("hormone replacement, normalising fat metabolism")
- Combinations with appetite suppressants likely
- 16 AA modified peptide fragment of GH
- Orally available, single daily dose

metabolic

AOD9604 – Progress & Results

- Completed Phase II in late 2004
- Competitive efficacy at lowest dose (1mg)
- Excellent safety profile, no known negative side effects
- Metabolic benefits in addition to weight loss
- Low COG, no manufacturing or formulation issues

The AOD9604 peptide within Growth Hormone



metabolic

Phase II results show efficacy at lowest dose



Per Protocol Weight Change (treatment 0-12 weeks)
Kilograms
Time in weeks
0.5
0
-0.5
-1
-1.5
-2
-2.5
-3
-4
4
8
16
20
0 mg
1 mg

- 12 week study
- Daily oral dose

- 34 pts (1mg)
- 37 pts (placebo)
- Age 30+
- BMI 35+

- Diet and exercise advice
- No weight loss plan

- 2kg loss in 12 weeks

metabolic

Dose response – 1 mg or lower is optimal


Week 0-12 Weight Change - ITT no imputation
Dose in mgs
0
1
5
10
20
30
Mean Weight Change in Kg
(± SEM)
0
-0.5
-1
-1.5
-2
-2.5
-3
-3.5
-4
P=0.10 Two-sided P=0.05 one-sided

Repeated measures analysis gives high significance ($P < 0.01$)

metabolic

Dose Response - Weight Change

Females and males respond differently at high doses of AOD9604



Week 0-12 Weight Change - ITT no imputation
0
1
5
10
20
30
Dose in mgs
Mean Weight Change in Kg
(± SEM)
1
0
-1
-2
-3
-4
-5
female
males

metabolic

Dose interpretation



AOD9604 dose
0.1 mg
1 mg
30 mg
Weight loss
??
??
Low dose effect (m = f, body, β adr↑)
High dose effect (m > f, abd, lipogen ↓)

metabolic

Dose interpretation


AOD9604 dose
0.1 mg
1 mg
30 mg
Weight loss
??
??
Current Phase II trial
Low dose effect (m = f, body, β adr↑)
High dose effect (m > f, abd, lipogen↓)

Other positive trends*

- Abdominal circumference improved at all doses
- Hip circumference improved at all doses
- Sagittal height improved at all doses
- Lipid profiles improved
- Glucose tolerance improved at all doses
- Impaired Glucose Tolerance (IGT) and progression to diabetes was reduced at all doses

* Not all statistically significant in this trial with low patient numbers.
Trial not powered for these comparisons.

metabolic

Change in Waistline


AOD9604 Dose in mgs
0
1
5
10
20
30
Waistline Change in cms
2
1
0
-1
-2
-3
-4
-5
Acomplia

Glucose tolerance improves with AOD 9604

GH at high doses has been associated with worsening glucose tolerance.

With AOD9604 treatment the trend is towards improved glucose tolerance and reduced progression to diabetes (at all doses). Not statistically significant.

Reduction of Incidence of Impaired Glucose Tolerance and Diabetes



Number of patients
0
2
4
6
8
10
12
14
16
18
5/7
4/58
0 mg (placebo)
1 mg
5 mg
10 mg
20 mg
30 mg
IGT before trial
IGT or diabetes at end of trial
Diabetes at end of trial

AOD9604 Summary

Phase II study	√	Completed late 2004
Efficacy	√	At least as good as existing drugs
Safety	√	Better than existing drugs
Side Effects	√	Better than existing drugs
Manufacturing	√	Straightforward, synthetic
Delivery	√	Oral, once daily, easy tablet formulation
Cost of Goods	√	Low, cents per dose at 1mg
Mode of Action	√	Novel and unique (metabolic normalisation)
Mol Mech of Action	√ ?	Through GH receptor
Dose	TBD	Lower doses to be explored before Phase III
Market potential	√	Huge
Commercial potential	√√	Blockbuster, patent life until 2018

Next steps

- Begin AOD9604 dose finding Phase II, Q305
- Financed through:
  - Corporate partner, 6-12 months
  - Capital raising when required

metabolic

What else is in the market place or coming?

Obesity Drugs – Approved or Phase III

Name	Status	Mechanism	Class	Side Effects	Efficacy	Dosing
Xenical (Roche)	Approved US$570m sales in 2001	Inhibition of dietary fat absorption from GI tract	GI lipase inhibitor	Gastro/Bowel problems	0.15 kg per week over 3 months, less than 0.1kg per week over 1 year	3 times per day oral with meals
Meridia (Abbott)	Approved US $200m approx sales in 2002	Appetite Suppression	Noradrenaline and serotonin reputake inhibitor	Constipation, dry mouth, insomnia, increase in blood pressure	0.20 kg per week over 3 months, 0.1 kg per week over 1 year	Once per day oral
Phentermine Didrex Etc (generic)	Approved for short term use only – US$100m sales in total	Appetite suppression	Amphetamines	Insomnia, mood	About 0.2 kg per week (short term use only)	Oral
Acomplia (Sanofi)	Phase III finished	Appetite suppression	CB1 antagonist ("anti-marijuana")	Nausea, Dizziness, possibly heart problems, some anxiety	0.25 kg per week over 3 months, 0.12 kg per week over 1 year	Once per day oral

Obesity Drugs – Phase II

Name	Status	Mechanism	Class	Side Effects	Efficacy	Dosing
AOD9604 (Metabolic)	Phase II result, further dose ranging planned before Phase III	Normalization of fat metabolism	C-terminal hGH analog	None known	About 0.2 kg per week over 3 months at 1mg - better expected at lower dose	Once per day oral
ATL – 962 (Allizyme)	Phase II result, further Phase II planned	Inhibition of dietary fat absorption from GI tract	GI lipase inhibitor – same principle as Xenical	Gastro/Bowel problems, possibly less than Xenical	Phase IIa data suggests less than or same as Xenical	3 times per day oral with meals
Zonisamide (Elan)	Phase II in obesity, approved for epilepsy	Appetite suppressant	Dopamine antagonist	Fatigue	0.3kg/week over 6 months	Once per day oral
APD356 (Arena)	Phase II	Appetite Suppressions	5HT-2C receptor agonist	Not known, but expect mood effects	Phase I appetite data only	Oral
P57 (Phytopharm, licensed to Unilever)	Phase II a	Appetite suppression	Unknown – herbal extract	N/A	N/A	Oral

metabolic

Obesity Drugs – Phase I

Name	Status	Mechanism	Class	Side Effects	Efficacy	Dosing
AC162352 (Amylin)	Phase I	Appetite suppression – stomach full signal	PYY 3-36	None reported	No data in humans yet	Injection
Nastech (licensed to Merck)	Phase I - completed	Appetite Suppression – stomach full signal	PYY 3-36	None reported	1 week appetite data only so far, Evidence of reducing caloric intake & appetite and weight loss	Nasal Spray
SLV319 (Solvay BBS)	Phase I	Appetite Suppression	CB1 Antagonist (same as Acomplia)	Expected same as Acomplia	Expected same as Acomplia	Once per day oral

metabolic

Comparison with existing drugs

Drug	Gender demographics (m vs f)	Obesity demographics (obese vs morbidly obese)	Weight loss relative to placebo over 12 weeks (kg)
AOD9604 1mg	Roughly equal	Roughly equal	**2.0** ←
AOD9604 1mg Females	100% Females	Roughly equal	**2.7** ←
AOD9604 1mg Obese	Roughly equal	100% Obese	**2.5**
Xenical	80% female	Mainly obese	1.8 ←
Meridia (2000 study)	Roughly equal	Mainly obese	2.3
Acomplia	"Mainly" female	Mainly obese	3.0 ←

metabolic

Clinical Advisory Panel

Dr Louis Aronne

- Current Vice President of the North American Association for the Study of Obesity
- Clinical Associate Professor of Medicine at Weill Medical College of Cornell University in New York

Professor George Bray

- internationally recognized as an authority on obesity
- past executive director of Pennington Biomedical Research Center in Baton Rouge, Louisiana.

Professor Michael Jensen

- 2002 President of the North American Association for the Study of Obesity
- Professor of Medicine at Mayo Clinic

metabolic

AOD9604 - publications (1)

Heffernan MA, Summers RJ, Thorburn, A, Ogru E, Gianello R, Jiang WJ, Ng FM. ***The effects of human GH and its lipolytic fragment (AOD9604) on lipid metabolism following chronic treatment in obese mice and beta(3)-AR knock-out mice.*** Endocrinology. 2001 Dec;142(12):5182-9.

Heffernan MA, Thorburn AW, Fam B, Summers R, Conway-Campbell B, Waters MJ, Ng FM. ***Increase of fat oxidation and weight loss in obese mice caused by chronic treatment with human growth hormone or a modified C-terminal fragment.*** International Journal of Obesity & Related Metabolic Disorders. 2001 Oct;25(10):1442-9.

Ng FM, Jiang WJ, Gianello R, Pitt S, Roupas P. ***Molecular and cellular actions of a structural domain of human growth hormone (AOD9401) on lipid metabolism in Zucker fatty rats.*** J Mol Endocrinol. 2000 Dec;25(3):287-298.

metabolic

AOD9604 - patents

- Use for Obesity
  - C-terminus of hGH in obesity – US 5,869,452, US 6,335,319, Canada, Japan
  - Expires 2016
- Composition of Matter
  - Granted US 6,737,407, + continuations, Pending Europe and other key markets
  - Expires 2018
- Use for other indications

ACV1

Metabolic's innovative pain drug

ACV1 - neurology

- 16-AA α-conotoxin
- Neuronal nicotinic subtype antagonist, first in class
- Patent on use of nicotinic antagonists in pain and functional recovery
- Peripheral nicotinic receptors are up-regulated in neuropathy
- ACV1 active in chronic pain models of neuropathy and inflammation
- ACV1 also promotes functional recovery of nerves
- Subcutaneous delivery
- Safe at many times therapeutic dose
- Preclinical tox nearly finished
- Phase 1 to start in Q2 2005
- Working on oral version

ACV1 – relieves allodynia



Effect of ACV1 given subcutaneously to rats with chronic constriction injury using Von Frey filaments (n=6)
Withdrawal Threshold (g)
14
12
10
8
6
4
2
0
0
1
2
3
4
Time after injection (h)
vehicle
30mcg/kg
100mcg/kg
1000mcg/kg
uninjured leg

metabolic

The Metabolic Team

Arthur Emmett MBBS	Chairman of the Board	30 years in big pharma, incl SVP Global Medical and Public affairs for Novartis
Roland Scollay PhD, GAICD	CEO, Exec Director	25 years research management, 5 years big pharma exec, 7 years US biotech exec
Chris Belyea PhD	CSO Exec Director	Founder and former CEO, 9 years biotech exec, registered patent attorney
David Kenley B.Ec, MEI, CPA, MAICD	VP Corporate Development	21 years in commercialisation of bioscience
Caroline Herd PhD	VP, Clinical Development	15 years as an experimental & clinical pharmacologist in industry and academia

metabolic

Thank you

Metabolic Pharmaceuticals Ltd,
Melbourne, Australia

metabolic

neuren
pharmaceuticals

Neuren and Metabolic collaborate to develop a range of nerve repair compounds with support from the NZ Government

Auckland, New Zealand and Melbourne, Australia – March 2, 2005 – Neuren Pharmaceuticals Ltd (ASX: NEU) (Neuren) and Metabolic Pharmaceuticals Ltd (ASX: MBP) (Metabolic) today announced that the two companies have agreed to collaborate to co-develop Neuren's class of Neuro-regenerative Peptides (NRPs) for the treatment of degenerative conditions such as peripheral neuropathy, motor neuron disease and repairing the brain or nerves after injuries such as spinal cord injury. The parties will jointly develop the NRPs project with all intellectual property and commercial outcomes to be equally shared.

Neuren and Metabolic are pleased to advise that Mr Pete Hodgson, Associate Minister of New Zealand's Industry and Regional Development, announced that the joint collaboration had been awarded NZ$635,000 [A$585,000] in grant funding. The grant is from the Australia New Zealand Biotechnology Partnership Fund which is part of the New Zealand Government's Growth and Innovation Framework, designed to assist and speed collaboration between New Zealand and Australian biotech companies. The grant will meet 25% of the eligible project costs with Neuren contributing 25% and Metabolic 50%.

CEO Comment

Neuren's CEO, David Clarke said "This is significant for Neuren as it reduces our costs considerably and accelerates one of our new classes of drug candidates towards the clinic, while enabling Neuren to continue our focus on the clinical development of our neuroprotective compounds Glypromate and NNZ2566. The NRP's are targeted to address new markets in addition to those targeted by Glypromate and NNZ2566. I am delighted to be entering this agreement with Metabolic. There are substantial synergies between our two companies, having complementary experience in protein chemistry and interests in overlapping scientific fields".

Metabolic's CEO, Dr Roland Scollay said "Over the last year we have been working closely with Neuren on forming this collaboration and on a number of other matters of joint interest. The NRP class represents an exciting opportunity, complementing Metabolic's current development activity in the neuro-active peptide field, with our drug ACV1 for the treatment of neuropathic pain due to enter clinical trials in Q2 2005. The two companies can clearly benefit from joining forces in this development. We also congratulate Neuren on their recent IPO on the Australian Stock Exchange."

In commenting on the New Zealand Government grant support for the collaboration both David Clarke and Roland Scollay said, "The receipt of a Biotechnology Partnership grant in the first round will be a major boost to our joint initiative and the future success of this trans-Tasman collaboration."

Background to the Neuro-regenerative Peptides

The NRPs are a novel class of small peptides displaying a range of biological effects important to both protection and regeneration of nervous system tissue.

Neuren scientists have discovered a neuroactive factor present in brain tissue of developing animals and from this initial work a family of human genes has been identified. The NRPs possess a broad array of effects on nervous tissue and are active at extremely low concentrations, protecting the nerve cells against injury and encouraging repair and regrowth

Experiments performed by Neuren to date on animal models of human disease including stroke and multiple sclerosis have shown potent protective activity. The broad range of effects of the NRPs presents many possible applications to treat diseases of the nervous system for which there is significant need for improved therapies.

The research program

Over the next 18 months Neuren and Metabolic will work together to develop a lead compound for clinical development and assess its efficacy in a range of animal models of neuropathic conditions, including large market diseases of the peripheral nervous system such as diabetic neuropathy, motor neuron disease and extremely challenging conditions such as regrowth of nerves after spinal cord injury.

When sufficient supporting data are in hand the companies intend to promote the lead molecule into formal preclinical development and to enter into clinical development for the most promising indication.

The compounds are the subject of a series of international patent applications.

About Neuren

Neuren Pharmaceuticals (ASX:NEU) is a biotechnology company developing novel therapeutics in the fields of neuroprotection and metabolic disorders. The Neuren portfolio consists of 72 patents across five product families, targeting markets with large unmet needs and limited competition. Neuren has two lead candidates, Glypromate (Phase 2 in 2005) and NNZ2566 (Phase 1 in 2005), targeting a range of acute neurological conditions. Neuren enjoys commercial and development partnerships with Pfizer Inc and the US Army's Walter Reed Hospital among others. For more information, please visit the company's website at www.neurenpharma.com.

Contact Information:

David Clarke – CEO, 1-800-259-181 (Australia), +64-9-303-2121 (New Zealand), dclarke@neurenpharma.com

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets and currently has development programs aimed at treating obesity (AOD9604 - Phase 2b trial completed), neuropathic pain (ACV1 – Phase 1 to commence in Q2 05), and type 2 diabetes. For more information, please visit the company's website at www.metabolic.com.au.

Contact Information:

Roland Scollay – CEO, +61-3-9860-5700, roland.scollay@metabolic.com.au

David Kenley – VP Corporate Development, +61-3-9860-5700, david.kenley@metabolic.com.au

* * *

87

metabolic

Investor Update

8 March, 2005

- **New CEO starts work**
- **AOD9604 obesity drug**

  - **Preparations under way for next AOD9604 trial Q3 2005**
  - **Further analysis of trial data and follow-up data**
  - **Partnering discussions progress move up**

- **ACV1 pain drug near to Phase 1 start**
- **Collaboration with Neuren on new joint project**
- **Level 1 ADR Program update**
- **Future capital requirements**

We are pleased to provide this update on the progress of AOD9604 and the Company's other activities.

New CEO starts work

As advised in a previous announcement, Metabolic has appointed a new CEO, Dr Roland Scollay, for the next phase of our development. The founder and current CEO, Dr Chris Belyea remains with Metabolic as Chief Scientific Officer and a member of the Board of Directors, with executive responsibility for technical and scientific interactions on the company's projects including AOD9604.

Dr Scollay commenced the role in mid February and since that time has been active in promoting the company. In late February he gave an invited presentation at a BIO CEO conference in New York, sitting on an Obesity Panel session. Details of an audio webcast of the presentation and discussion are available on the Metabolic website. Dr Scollay is currently making investor presentations throughout Australia.

Dr Scollay said:

"It is an exciting time for me to be joining Metabolic in an executive role, having served on the Board as non-executive director for two years. The phase 2b human clinical trial on our obesity drug AOD9604 has shown that this drug has real potential as a distinctly new and potentially superior treatment for obesity. The trial did not answer all the questions we had hoped it would answer, indeed

as so often happens in clinical trials, raised a few more. These can be answered in the next study. However, it can be confidently stated that the trial data considered as a whole, provides strong evidence that AOD9604 produces competitive weight reduction in humans with very encouraging safety and tolerability. These findings are good news for the potential penetration of this drug into a large proportion of the possible user population. In the USA, 60% of adults are "overweight" and 5% are at least 45Kg overweight. Australia and the rest of the world are catching up quickly, so this is potentially an enormous market. In my view Metabolic has the most promising drug in this field and I look forward to leading the company to the commercialisation of this and our other innovative projects. "

AOD9604 obesity drug

Preparations under way for next AOD9604 trial Q3 2005

Results from our 300-patient Phase 2b trial in December provided evidence that AOD9604, the world's first metabolic obesity drug, induces weight loss at a competitive rate with a very encouraging safety and tolerability profile and indications of accompanying metabolic health benefits.

The results also indicated that optimum daily dose for the compound, for both men and women, is most likely at or below the lowest dose we used in the trial, 1mg.

Although the surprising potency of the drug is good news from the point of view of future manufacturing cost, this means that before a Phase 3 trial can be initiated, further information on the optimum dose needs to be obtained by investigating doses lower than 1 mg.

The protocol for this next study will depend in part on whether Metabolic moves forward with the assistance of a collaboration deal with a large pharmaceutical company or goes ahead with the next study independently (see below). Aggressive trial designs such as dose-finding studies leading in to Phase 3 are only possible with the financial support of a party able to fund the dose finding and Phase 3 studies concurrently, but this choice will become clear in the coming months.

Although partnering discussions are in progress, we are conscious of the need to keep moving rapidly on the development of this very promising drug and are planning a further value-adding Australian-based dose-finding study.. This trial can be commenced this year and will answer at least the main question: "is the optimal effective dose lower than 1mg?" and possibly other important questions such as "what is the effect of treatment beyond the 12 weeks studied to date?". Studies on the other drugs in the market show a reduced effect after the first three months of treatment.

The time critical activity for the commencement of this trial is the development and supply of low dose tablets. These have been under development by a contract formulation company in the US since early January.

Our projections are to have clinical trial supplies available by mid-year and consequently the start of this trial is scheduled for Q3 2005.

Partnering activities may cause these plans to be changed.

Further analysis of trial data and follow-up data

The detailed report on the Phase 2b trial results provided the preliminary results of the analyses set out in our Statistical Analysis Plan, which according to best clinical practice was laid down before the blind was broken and the data was inspected. According to this plan, the analysis was performed in relation to all the data up to one month after the end of treatment.

The statistician has now provided the final report in relation to those results and there are no material differences from the data analysis as reported in December. As previously advised, the primary analysis of weight loss produced a competitive figure for the 1mg dose which was slightly short of statistical significance, although the secondary "repeated measures" analysis of rate of weight change did reach significance.

The patients in the trial have now all completed a 3-month post-treatment follow-up visit and the data are currently under analysis. The information of the greatest interest is the weight change of the patients in this period. With appetite suppressant weight loss drugs, weight increases (rebounds) to some degree after cessation of treatment. In this trial, the data already reported show that over the 1 month post treatment there was no evidence of rebound. Further details of this very positive aspect of the results will be provided when analysis of the 3 month follow up is complete.

A manuscript of the trial results is currently in preparation for submission to a peer-reviewed journal.

Partnering discussions progress

We receive many requests from investors to provide an update on partnering discussions. Due to the strictly confidential nature of this process, there is very little information we can add since our last communication on this subject. We can advise, however, that more than 10 of the world's leading pharmaceutical companies have asked us to send them our confidential data package since the results were released in December.

Detailed packages containing all of the relevant data were provided in mid February. We are now engaged in the process of detailed technical interactions with several evaluation teams concerning the data package and potential collaboration parameters.

Outcomes of partnering discussions are highly unpredictable and there can be no guarantee of arriving at mutually agreeable terms or any certainty of timeline.

ACV1 pain drug

ACV1 represents an entirely novel approach to the treatment of chronic pain, the most significant problem in pain management. Metabolic licensed ACV1 from scientists at the University of Melbourne in late 2003. ACV1 fits well with the corporate strategy of developing peptide therapeutics with novel mechanisms of action which address large market indications.

Since we acquired the ACV1 license, progress on preparing the compound for clinical development has been excellent. The data from preclinical efficacy and toxicology studies is now in hand to support human dosing of ACV1 in Phase 1 and Phase 2a human clinical trials. The package is currently being compiled for submission for approval to the Royal Adelaide Hospital ethics committee to commence a Phase 1 human clinical trial in healthy volunteers.

Dosing in the Phase 1 single and multiple dose study by subcutaneous injection is scheduled to begin in Q2 2005.

Collaboration with Neuren on new joint project

On 3 March we announced that Metabolic and Neuren (ASX:NEU) have agreed to collaborate to co-develop Neuren's class of Neuro-regenerative Peptides (NRPs) for the treatment of degenerative conditions such as peripheral neuropathy, motor neuron disease and repairing the brain or nerves after injuries such as spinal cord injury. The parties will jointly develop the NRP project with all intellectual property and commercial outcomes to be equally shared. This joint development benefits both companies and complements Metabolic's current development activity with ACV1 in the neuro-active peptide field.

Over the next 18 months Neuren and Metabolic will work together to develop a lead compound for clinical development and assess its efficacy in a range of animal models of neuropathic conditions, including large market diseases of the peripheral nervous system such as diabetic neuropathy, motor neuron disease and extremely challenging conditions such as regrowth of nerves after spinal cord injury.

When sufficient supporting data are in hand the companies intend to promote the lead molecule into formal preclinical development and to enter into clinical development for the most promising indication.

Level 1 ADR Program update

The company is currently implementing level 1 American Depositary Receipts (ADR) program. We aim to have the ADRs operative in the US market by May 2005. This will enable US investors to acquire Metabolic's securities in their own market.

The management time,setup and ongoing compliance costs of a full Nasdaq listing are substantial. Metabolic plans to establish a full Nasdaq listing (level 2 ADR) as soon as it can be justified, but at the current time resources are better devoted elsewhere.

Future capital requirements

The Company currently has more than $10 million in funds. This will be sufficient to run all of the company's development projects over the next 12 months.

Our future need to raise capital by share placement will depend strongly on the partnering progress on AOD9604.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets and currently has development programs aimed at treating obesity (AOD9604 - Phase 2b trial completed), neuropathic pain (ACV1 – Phase 1 to commence in Q2 05), and type 2 diabetes. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604

AOD9604 is a small, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Replacement of growth hormone by daily dosing with AOD9604 is believed to normalise suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule.

Background to ACV1

ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side-effects. The potential range of indications for ACV1 extend to neuropathic

pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment

ACV1 specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effect. Phase 1 clinical trials are planned for 2Q 2005.

Contact Information:

Roland Scollay – CEO, roland.scollay@metabolic.com.au
David Kenley – VP Corporate Development, david.kenley@metabolic.com.au
Phone : +61-3-9860-5700

ASIC

Australian Securities & Investments Commission

2005 APR 11 A 9:22

Change to company details

Form 484 — Corporations Act 2001

Section A

Section A may be lodged independently if no changes are to be notified via Sections B or C.

Use this form to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

Related Forms
484 B - appoint/cease officeholders, change to special status
484 C - issue/cancel shares, change share structure and members' register

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Metabolic Pharmaceuticals Limited

ACN/ ABN
083 866 862

A1 Change of address

This section allows a new address to be applied to one or more purposes (eg registered office and principal place of business). You may copy and attach another Section A1 for each new address.

New address
(A PO Box is only allowed for a member address)

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)
Level 3

Street number and Street name
509 St. Kilda Road

Suburb/City
Melbourne

State/Territory
VIC

Postcode
3004

Country (if not Australia)

Date of change
For members include date of change to members' register.

Date
01/09/03
[D D] [M M] [Y Y]

Continues on next page...

Apply address to
(You can apply the new address to one or more of the following — registered office, principal place of business, etc).

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

☒ **Registered office address**

If registered office changed, does the company occupy the premises?

☒ yes

☐ no

if no, name of occupier

☐ Occupier's consent (Select box to indicate the statement below is correct)

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☐ **Company officeholder's residential address**

1 Family name / Given names

Place of birth (town/city) (state/country)

Date of birth

[D D] / [M M] / [Y Y]

2 Family name / Given names

Place of birth (town/city) (state/country)

Date of birth

[D D] / [M M] / [Y Y]

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☐ **Member's address**

1 Family name / Given names

2 Family name / Given names

When a member is a company, not a person

1 Company name (only if a member)

ACN/ ARBN/ ABN / Country of incorporation (if not Australia)

2 Company name (only if a member)

ACN/ ARBN/ ABN / Country of incorporation (if not Australia)

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

David Kenley

Capacity

☐ Director

☒ Company secretary

Signature

[signature]

Date signed

01/09/03

[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☒ Signatory above

☐ ASIC registered agent above

☐ Name of lodging party

Metabolic Pharmaceuticals Limited

Office, unit, level, or PO Box number

Level 3

Street number and Street name

509 St Kilda Road

Suburb/City: Melbourne

State/Territory: VIC

Postcode: 3004

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

9860-5700

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section B

Section B may be lodged independently if no changes are to be notified via Sections A or C.

Use this form to notify ASIC of:

B1 **Appoint company officeholder**

B2 **Cease company officeholder**

B3 **Change to special purpose company status**

Related Forms

484 A - change of address, name (officeholders or members), details (ultimate holding company)

484 C - issue/cancel shares, change share structure and members' register

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Metabolic Pharmaceuticals Limited

~~ACN~~ ABN

96 083 866 862

Continues on next page...

B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
(Select one or more boxes)

- [ ] Director
- [x] Secretary
- [ ] Alternate director

Date of appointment

Date
29/09/03
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name: SHAVE
Given names: Belinda

Place of birth (town/city): Melbourne
(state/country): VIC Australia

Date of Birth
26/02/57
[D D] [M M] [Y Y]

Former name
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name:
Given names:

Residential address

The residential address of the appointed officeholder is

Street number and Street name: 13 Bethell Street

Suburb/City: Ormond
State/Territory: VIC

Postcode: 3204
Country (if not Australia):

If an 'Alternate director', for whom
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name:
Given names:

Expiry date (if applicable)
__ __ / __ __ / __ __
[D D] [M M] [Y Y]

Has the role been extended? (Select one box)

- [ ] Yes
- [ ] No

Signature

This form must be signed by a current officeholder of the company.

A resigning officeholder's signature is not acceptable.

I certify that the information in this form is true and complete

Name

Chris Belyea

Capacity

[X] Director

[ ] Company secretary

Signature

Chris Belyea (signature)

Date signed

01/10/03
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[X] Signatory above

[ ] ASIC registered agent above

[ ] Name of lodging party

Metabolic Pharmaceuticals Limited

Office, unit, level, or PO Box number

Level 3

Street number and Street name

509 St Kilda Road

Suburb/City

Melbourne

State/Territory

VIC

Postcode

3004

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

9860·5700

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section B

Section B may be lodged independently if no changes are to be notified via Sections A or C.

Use this form to notify ASIC of:

B1 **Appoint company officeholder**

B2 **Cease company officeholder**

B3 **Change to special purpose company status**

Related Forms

484 A - change of address, name (officeholders or members), details (ultimate holding company)

484 C - issue/cancel shares, change share structure and members' register

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Metabolic Pharmaceuticals Limited

~~ACN~~/ABN

96 083 866 862

Continues on next page...

B2 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
(Select one or more boxes)

- [X] Director
- [ ] Secretary
- [ ] Alternate director — Person alternate for: ____________

Date officeholder ceased

Date: 24/03/04
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: Ng
Given names: Frank

Place of birth (town/city) (state/country): Hong Kong

Date of Birth: 14/11/34
[D D] [M M] [Y Y]

B2 Continued... Cease another company officeholder

Role of ceased officeholder
(Select one or more boxes)

- [ ] Director
- [ ] Secretary
- [ ] Alternate director — Person alternate for: ____________

Date officeholder ceased

Date: __/__/__
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: ____________
Given names: ____________

Place of birth (town/city) (state/country): ____________

Date of Birth: __/__/__
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

A resigning officeholder's signature is not acceptable.

I certify that the information in this form is true and complete

Name

Belinda Shave

Capacity

☐ Director

☒ Company secretary

Signature

B Shave

Date signed

29 / 03 / 04
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☒ Signatory above

☐ ASIC registered agent above

☐ Name of lodging party

Metabolic Pharmaceuticals Limited

Office, unit, level, or PO Box number

Level 3

Street number and Street name

509 St Kilda Road

Suburb/City: Melbourne

State/Territory: VIC

Postcode: 3004

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

9860-5700

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Australian Securities & Investments Commission

RECEIVED

2005 APR 11 A 8:22

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Metabolic Pharmaceuticals Limited

Refer to guide for information about corporate key

~~ACN~~/ABN
96 083 866 862

Corporate key
90065374

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Belinda Shave

ASIC registered agent number (if applicable)

Telephone number
9860 5700

Postal address
Level 3, 509 St. Kilda Road
Melbourne VIC 3004

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature
B Shave

Date signed
17/05/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

[X] Director
[ ] Secretary
[ ] Alternate director

Date of appointment

Date of appointment
1 5 / 0 5 / 0 4
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name: SUTCH
Given names: Patrick Nicholas

Date of birth
1 1 / 0 9 / 4 7
[D D] [M M] [Y Y]

Place of birth (town/city): Middlesex
(state/country): U.K.

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name:
Given names:

Residential address

The residential address of the appointed officeholder is

Street number and Street name: Southfield Mill, Woodchester, Stroud

Suburb/City: Glos. GL5 5PA
State/Territory:

Postcode:
Country (if not Australia): U.K.

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name:
Given names:

Expiry date (if applicable)
[D D] / [M M] / [Y Y]

[ ] Alternate director terms of appointment attached

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Metabolic Pharmaceuticals Limited

ACN/ABN
96 083 866 862

Corporate key
60124512

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited (Belinda Shave)

ASIC registered agent number (if applicable)

Telephone number
(03) 9860-5700

Postal address
Level 3
509 St. Kilda Road, Melbourne, Vic 3004

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
- [ ] Director
- [x] Company secretary

Signature
BShave

Date signed
23/12/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [ ] Director
- [x] Secretary
- [ ] Alternate director —— Person alternate for

Date officeholder ceased

Date of change
23/12/04
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: Kenley
Given names: David

Date of birth
18/10/57
[D D] [M M] [Y Y]

Place of birth (town/city): Melbourne
(state/country): Victoria

B1 Continued... Cease another company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [ ] Director
- [ ] Secretary
- [ ] Alternate director —— Person alternate for

Date officeholder ceased

Date of change
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name
Given names

Date of birth
[D D] [M M] [Y Y]

Place of birth (town/city)
(state/country)